As filed with the Securities and Exchange Commission on December 2, 2005
Registration No. 333-129806

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

WIDERTHAN CO., LTD.
(Exact Name of Registrant as Specified in Its Charter)

THE REPUBLIC OF KOREA	7371	NOT APPLICABLE
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

17F, K1 REIT BUILDING, 463, CHUNGJEONG-RO 3-GA, SEODAEMUN-GU
SEOUL, 120-709, KOREA
822-2014-5114/5115
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

WiderThan Americas, Inc.
11 West 42nd Street, 11th Floor
New York, New York 10036
(212) 391-6668
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(2)	Per Share(3)	Offering Price	Fee(4)

Common stock, par value W500 per share(1)	6,900,000	$16.00	$110,400,000	$12,994.08

(1)	American depositary shares, or ADSs, evidenced by American depositary receipts issuable on deposit of the shares of common stock registered hereby will be registered under a separate registration statement on Form F-6. Each ADS will represent one share of common stock.

(2)	Includes (a) shares of common stock represented by ADS that may be purchased by the underwriters pursuant to an overallotment option and (b) all shares of common stock represented by ADSs initially offered or sold outside the United States that are thereafter sold or resold in the United States. Offers or sales of shares of common stock represented by ADS outside the United States are being made pursuant to Regulation S under the Securities Act and are not covered by this Registration Statement.

(3)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.

(4)	Previously paid.

Copies to:

Jin Hyuk Park, Esq. Simpson Thacher & Bartlett LLP ICBC Tower, 7th Floor 3 Garden Road, Central Hong Kong SAR, People’s Republic of China 852-2514-7665	Eugene C. Gregor, Esq. Davis Polk & Wardwell Izumi Garden Tower 33F 1-6-1 Roppongi, Minato-ku Tokyo, Japan 106-6033 813-5561-4566

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2005
Prospectus
6,000,000 American Depositary Shares
Representing 6,000,000 Common Shares
WiderThan Co., Ltd.
             This is an initial public offering of American depositary shares, or ADSs, representing common shares of WiderThan Co., Ltd. We are selling 4,000,000 ADSs, and the selling shareholders (described herein) are selling 2,000,000 ADSs. Each ADS represents one share of common stock. The ADSs will be evidenced by certificates called American depositary receipts, or ADRs.
      We expect the public offering price of the ADSs to be between $14.00 and $16.00 per ADS. Currently, no public market exists for our common shares or the ADSs. We have applied for the quotation of our ADSs on The NASDAQ Stock Market’s National Market, or NASDAQ, under the symbol “WTHN”.
      The underwriters have an option to purchase from us a maximum of 900,000 additional ADSs to cover over-allotments of the ADSs.
      Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 10.

	Per ADS	Total

Initial public offering price	$	$
Underwriting discounts and commissions
Proceeds to us before expenses
Proceeds to the selling shareholders before expenses
      The underwriters expect to deliver the ADRs evidencing the ADSs on or about                     , 2005.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	Merrill Lynch & Co.
Lehman Brothers
The date of this prospectus is                     , 2005.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

CERTAIN TERMS AND CONVENTIONS
      Unless the context otherwise requires, references in this prospectus to:

•	“Korea” or the “Republic” are to The Republic of Korea;

•	“Government” are to the government of Korea;

•	“U.S.” or the “United States” are to the United States of America;

•	“we,” “us,” “our” or “our company” are to WiderThan Co., Ltd. and its subsidiaries while “WiderThan” are to WiderThan Co., Ltd. on a standalone basis;

•	“WiderThan Americas” are to WiderThan Americas, Inc., our wholly-owned subsidiary formerly known as Ztango, Inc.;

•	“SK Business Group” are to a group of companies, including us, affiliated with SK Telecom Co., Ltd., our second largest shareholder, and SK Corp., which are considered to be related parties under Korean law;

•	“Securities Act” or “U.S. Securities Act” are to the Securities Act of 1933, as amended;

•	“Korean Won”, “Won” or “W” are to the currency of Korea; and

•	“U.S. dollars”, “US$” or “$” are to the currency of the United States.
      Our reporting currency is the U.S. dollar. See “Exchange Rates”.
      Discrepancies in tables between totals and sums of the amounts listed are due to rounding.
FORWARD LOOKING STATEMENTS
      This document includes “forward-looking statements”. Forward-looking statements include statements regarding our expectations and projections for future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project”, “predict”, “plan” and similar words used in connection with any discussion of our future operating or financial performance identify forward-looking statements. In addition, all statements other than statements of historical facts included in this document are forward-looking statements.
      Statements of our belief or expectation made in this document are based upon our review and assessment of our relative competitors and our competitive position in the industry in which we operate, financial and other information collected through our business operations and industry-related announcements, press releases, articles and reports.
      Although we believe that expectations reflected in the forward-looking statements in this document are reasonable, we can give no assurance that such expectations will prove to be correct. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. This document discloses, under the caption “Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.
      We caution you not to place undue reliance on the forward-looking statements in this document, which speak only as of the date of this document. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions the forward-looking events discussed in this prospectus might not occur and our actual results may differ materially from those anticipated in these forward-looking statements.

ii

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before investing in our ADSs representing our common shares. You should read the entire prospectus carefully, including “Risk Factors,” beginning on page 10, and the financial statements and notes thereto, beginning on page F-1, before making an investment decision.
Overview
      We are a leading provider of integrated mobile entertainment solutions for wireless carriers. Our leadership is based on our track record of having introduced several applications that we believe were among the first to be deployed in the world through SK Telecom in Korea. Our applications, content and services enable wireless carriers to provide a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. We currently provide mobile entertainment solutions to 42 wireless carriers in 17 countries, including SK Telecom in Korea, Cingular Wireless, Sprint PCS, T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines.
      Our mobile entertainment solutions consist of carrier application services, content services, professional services and system sales. In our core offering, which we refer to as carrier application services, we provide services based on mobile entertainment applications that we develop and then manage and operate for our wireless carrier customers. Our carrier application services are our largest and fastest growing source of revenues and generally require a high level of hardware and software integration into critical elements of a carrier’s network. We provide these services as an outsourced application provider and generally share in the subscription or transaction based fees paid to wireless carriers, which we believe will provide us with an opportunity to earn recurring revenue and achieve a higher margin. In addition, we aggregate, publish and distribute a diverse range of mobile entertainment content such as mobile games, music and information services and provide professional services and system sales to support our carrier customers.
      We were founded in June 2000 to develop and operate comprehensive mobile entertainment applications for SK Telecom in Korea. Our leadership position in the advanced Korean mobile entertainment market, together with our strategic relationship with SK Telecom, the dominant wireless carrier in Korea, enables us to develop innovative new applications and gain expertise in operating these applications. Since our inception, we have successfully developed several applications that we believe were among the first to be deployed anywhere in the world. For example, in 2002, we launched with SK Telecom a wireless application protocol, or WAP, and web-enabled ringback tone service, which enables callers to hear music chosen by the service subscriber instead of the traditional electronic ringing sound, while waiting for the call recipient to answer. As of September 30, 2005, we were operating ringback tone services for six carriers having a total combined subscriber base of over 120 million. Of these subscribers, approximately 13.7 million, or 11.4%, were subscribers of the ringback tone services provided by these six carriers. In addition, in 2004, we deployed in Korea a music-on-demand service that enables subscribers to download music to MP3-enabled mobile phones over both wireline or wireless networks.
      It typically takes six to twelve months from the time we begin working on a new carrier application service deployment until our carriers launch the services and their subscribers begin purchasing the services. As a result, contracts we signed during 2004, such as those with T-Mobile USA, Verizon Wireless and Bharti Airtel, did not contribute significant revenue during 2004. During 2005, we entered into additional contracts to provide ringback tone carrier application services to Excelcom in Indonesia and TMN in Portugal which we expect to begin to contribute to our revenues later in 2005 and in 2006. In addition, we entered into a contract for the sale of a ringback tone system with Hutchison 3G in the United Kingdom.

Our industry
      Mobile entertainment services enable users to engage in a range of entertainment activities, such as personalizing their mobile phones through ringback tones, ringtones and images, listening to music, playing games, and accessing information. Higher speed wireless communications networks, more sophisticated mobile phones and more advanced entertainment applications have all helped drive increased spending on mobile information and entertainment applications by wireless subscribers. According to market analyses conducted in February 2005 by Juniper Research, a leading industry research firm, the combined size of sports, infotainment, music and game segments of the mobile entertainment services market is expected to grow from $9.2 billion in 2004 to $37.7 billion in 2009. The two key categories of the mobile entertainment market are:

•	Mobile Music. Mobile music was one of the first mobile entertainment services to gain widespread acceptance. According to estimates by Juniper Research, the size of the mobile music market was $3.6 billion in 2004 and is expected grow to $9.3 billion in 2009. Mobile music applications include ringback tones, ringtones and music-on-demand. Ringtones gained acceptance during the early stages of mobile phone services, while ringback tones have recently achieved a high degree of subscriber penetration where they have been introduced. Music-on-demand services are beginning to be launched in advanced mobile entertainment markets such as Korea.

•	Mobile Games. Mobile games usage has experienced rapid growth to become one of the most popular multimedia applications. Juniper Research expects mobile games to constitute the largest category of the mobile entertainment services industry by 2005, with total global mobile games revenues growing from $3.1 billion in 2004 to $18.5 billion in 2009.
      Wireless carriers are facing intense competition which has resulted in pricing pressure, increasing customer churn and declining voice revenues. Particularly in mature markets that are approaching saturated penetration rates, wireless carriers are expected to increase their focus on mobile data, a large subset of which is mobile entertainment that encompasses ringtones, ringback tones, music-on-demand, mobile games, logos, images, video clips, news and sports information, to address competition and declining average revenue per user from voice services to generate additional revenues. While wireless carriers are looking to aggressively launch their mobile entertainment services, they face certain challenges in effectively introducing mobile entertainment services. They need to balance their need to rapidly introduce cost-effective services with their lack of in-house expertise with regards to mobile entertainment applications development. As a result, we believe that wireless carriers are looking for vendor partners with successful deployment experience to help them more effectively launch their new services.
Our competitive strengths
      We believe that our primary competitive strengths are:

•	market leadership due to our unique position in advanced Korean mobile entertainment market;

•	proven track record of operational expertise;

•	high level of interaction and close relationships with major wireless carriers worldwide based on deeply embedded applications;

•	ability to offer a broad range of solutions to meet various carrier needs; and

•	attractive business model with recurring revenues and potential for increasing margins.
Our strategy
      Our goal is to be the leading provider of mobile entertainment solutions to wireless carrier customers. We intend to achieve this goal by implementing the following strategic initiatives:

•	further penetrate our existing customer base by expanding the portfolio of services that we offer to them;

•	expand our global customer base;

•	develop and commercialize new applications and services; and

•	pursue selective strategic acquisitions.
Our challenges and risks
      Notwithstanding our competitive strengths, we expect to face significant challenges and risks in our business, including:

•	our reliance on SK Telecom for the majority of our revenues (approximately 80% and 67% of our revenues in 2004 and in the nine months ended September 30, 2005, respectively) and to partner with us to develop and test many of our services for commercial viability;

•	the highly competitive nature of the mobile entertainment services market;

•	our carrier customers not being obligated to use or promote our services and a substantial portion of our revenue being subject to their pricing decisions;

•	our reliance on one type of mobile entertainment service, ringback tones, for the largest portion of our revenues (approximately 33% and 28% of our revenues in 2004 and in the nine months ended September 30, 2005, respectively, were derived from our ringback tone carrier application service, ringback tone content and ringback tone system sales combined); and

•	the need to upgrade our internal reporting systems in order to improve the effectiveness of our controls and financial reporting processes.
Contact information
      Our principal executive offices are located at 17F, K1 REIT Building, 463, Chungjeong-ro 3-ga, Seodaemun-gu, Seoul, 120-709, Korea. Our telephone number in Korea is 822-2014-5114/5115. We maintain a website at http://www.widerthan.com. Information contained in our website does not constitute a part of this prospectus.
      Our service of process agent is WiderThan Americas Inc., located at 11 West 42nd Street, 11th Floor, New York, New York 10036. Its telephone number is (212) 391-6668.

THE OFFERING
American Depositary Shares offered:

By us	4,000,000 ADSs

By the selling shareholders	2,000,000 ADSs (which includes 876,167 ADSs to be sold by Melody Share Corporation, a Cayman Islands company, which is included in our consolidated financial statements).

ADSs to be outstanding after this offering	6,000,000 ADSs. Unless otherwise noted, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options.

Common shares to be outstanding immediately after this offering	18,907,216 common shares. The number of common shares that will be outstanding immediately after this offering:

• reflects the conversion of all of our outstanding Series A and B preferred shares into an aggregate of 3,481,049 common shares;

• reflects the conversion of all of our convertible redeemable Series C preferred shares into an aggregate of 926,167 common shares; and

• excludes 1,452,626 common shares issuable upon exercise of outstanding options with a weighted average exercise price of US$6.64 per share under our stock option plan as of the date of this prospectus.

Offering price	US$ per ADS.

Use of proceeds	We expect the net proceeds to us from this offering to be approximately US$52 million, assuming the mid-point of the offering price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds for working capital and general corporate purposes. We also may use a portion of the net proceeds for the acquisition of businesses and technologies. We have no current agreements or commitments for any such acquisition at this time. We will not receive any proceeds from the sale of the ADSs by the selling shareholders. See “Use of Proceeds”.

Over-allotment	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase from us up to 900,000 ADSs solely to cover over-allotments. Unless we state otherwise, the information in this prospectus does not take into account the possible sale of these additional ADSs.

Listing	We have applied to have the ADSs quoted on NASDAQ under the symbol “WTHN”.

Trading market for common shares	Our common shares are not listed on any stock exchange or organized trading market, including in Korea. There is currently no public market for our common shares or ADSs.

The ADSs	Each ADS will represent one common share, par value W500 per share. Our ADSs will be evidenced by American depositary receipts, or ADRs.

• The depositary will be the holder of our common shares underlying your ADSs and you will have the rights as provided in the deposit agreement.

• Although we do not expect to pay dividends in the foreseeable future, in the event we declare dividends on our common shares, such dividends will be paid to the depositary, which will then pay you the cash dividends and other distributions it receives on our common shares, after deducting its fees and expenses.

• You may deliver your ADSs to the depositary in exchange for our common shares underlying your ADSs. The depositary will charge you fees for exchanges.

• We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should carefully read the section in this prospectus entitled “Description of American Depositary Shares” as well as the deposit agreement, which is an exhibit to the registration statement that includes this prospectus, to better understand the terms of the ADSs.

Deposit or withdrawal of common shares	You may deposit common shares with the custodian for the depositary and obtain ADSs, and may surrender ADSs to the depositary and receive common shares, subject in each case to certain conditions. However, under current Korean law and regulations, the depositary is required to obtain our prior consent for a deposit to the extent that, after giving effect to the deposit, the total number of common shares on deposit would exceed the maximum amount previously approved by us. As of the date of this prospectus, such maximum amount approved by us is the total number of common shares representing the ADSs issued in this offering. Upon expiry of the lock-up period described below, we intend to provide consent to the depositary to enable deposits into the ADS facility of additional common shares provided that such deposit(s) will not violate our articles of incorporation or applicable Korean law.

Common shares underlying the ADSs offered hereby may be withdrawn from the depositary facility established under the deposit agreement upon:

• the surrender of the ADSs, and

• the receipt by the depositary of proper instructions.

Voting rights	Subject to the provisions of the deposit agreement, you will be entitled to instruct the depositary how to vote the common shares underlying the ADSs.

Dividends	We have not paid a dividend on our share capital since inception and any decision to pay dividends in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, as well as other factors our board of directors deem relevant. We have no intention to pay dividends in the near future.

Lock-up	We, all of our directors and officers, all of our selling shareholders and other shareholders and option holders, holding in the aggregate 97.4% of the common shares outstanding, have agreed with the underwriters that, without the prior written consents of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to certain exceptions, neither we nor they will, for a period of 180 days following the date of this prospectus, offer, sell or contract to sell, directly or indirectly, any of our ADSs or common shares or any economic interests therein. See “Underwriting”.

Risk factors	For a discussion of certain factors that should be considered in evaluating an investment in our ADSs, see “Risk factors” beginning on page 10 of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA
      The financial information set forth below has been prepared in accordance with accounting principles generally accepted in the United States. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Unaudited Pro Forma Consolidated Financial Statements” and our financial statements and related notes thereto included elsewhere in this prospectus.

	For the years ended December 31,				For the nine months ended September 30,

				Pro forma		Pro forma		Pro forma
	2002(1)	2003(1)	2004(1)(2)	2004(3)	2004(4)	2004(3)	2005(2)(4)	2005(3)

				(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands of $, except per share and share data and percentages)
Income statement data:
Revenues:
Service revenues(5):
Carrier application services	$4,682	$12,756	$24,670	$29,054	$15,601	$19,846	$43,540	$43,540
Content services	4,580	11,448	18,176	22,223	11,446	15,351	13,872	13,872
Professional and other services	10,892	10,370	9,423	9,784	7,231	7,574	6,415	6,415

Total service revenues	20,154	34,574	52,269	61,061	34,278	42,771	63,827	63,827

System sales(5)	23,212	24,470	10,563	10,563	5,907	5,907	6,248	6,248

Total revenues	43,366	59,044	62,832	71,624	40,185	48,678	70,075	70,075

Costs and expenses:
Cost of service revenues (5)(6)	12,591	17,766	22,585	24,515	15,586	17,454	23,292	23,292
Cost of system sales(5)(6)	21,260	20,311	7,813	7,813	4,919	4,919	4,049	4,049
Depreciation and amortization	543	1,244	2,490	3,264	1,622	2,369	3,104	3,104
Selling and marketing	1,454	2,841	2,601	3,335	1,236	1,945	3,538	3,538
General and administrative	3,511	7,300	14,355	16,186	9,830	10,849	16,668	16,668
Research and development	1,020	1,374	3,760	7,696	1,738	5,553	8,805	8,805
Stock compensation (Note A)	—	—	3,029	4,531	2,777	4,047	3,163	3,769

Total costs and expenses	40,379	50,836	56,633	67,340	37,708	47,136	62,619	63,225

Operating income (loss)	2,987	8,208	6,199	4,284	2,477	1,542	7,456	6,850
Other income (loss)	100	163	(207)	(233)	291	274	414	414

Income (loss) before taxes, minority interest and earnings from equity method investment	3,087	8,371	5,992	4,051	2,768	1,816	7,870	7,264
Income taxes	1,153	2,583	2,156	2,026	939	1,033	2,552	2,552
Minority interest	—	—	—	—	—	—	687	687
Earnings (loss) from equity method investment	1	201	113	113	33	33	(134)	(134)

Net income (loss)	$1,935	$5,989	$3,949	$2,138	$1,862	$815	$5,871	$5,265

Accretion of preferred shares	$(371)	$(283)	$(505)	$—	$(227)	$—	$(871)	$—
Amounts allocated to participating preferred shareholders	(253)	(871)	(770)	—	(336)	$—	(1,537)	—

Net income (loss) attributable to common stockholders	$1,311	$4,835	$2,674	$2,138	$1,299	$815	$3,463	$5,265

Earning (loss) per share — basic	$0.13	$0.48	$0.26	$0.15	$0.13	$0.06	$0.33	$0.35

Earning (loss)per share — diluted(7)	$0.13	$0.48	$0.26	$0.15	$0.13	$0.06	$0.28	$0.35

Weighted average number of shares — basic	10,000,000	10,000,000	10,293,151	14,698,883	10,221,612	14,628,828	10,500,000	14,907,216

Weighted average number of shares — diluted	10,000,000	10,000,000	10,326,993	14,714,346	10,237,719	14,640,279	10,580,229	14,972,742

Note A:	The following stock compensation expenses resulting from our stock options, our employee stock ownership association, or ESOA, our virtual stock options, or VSOs, and the VSO Cash Rights and the KSO Cancellee Cash Rights are not included in the following expense categories:

	For the years ended December 31,				For the nine months ended September 30,

				Pro forma		Pro forma		Pro forma
	2002(1)	2003(1)	2004(1)(2)	2004(3)	2004(4)	2004(3)	2005(2)(4)	2005(3)

				(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands of $, except per share and share data and percentages)
Cost of services revenue	$—	$—	$1,024	$1,115	$994	$1,451	$227	$270
Cost of system sales	—	—	326	356	310	450	27	33
General and administrative	—	—	1,041	1,446	969	1,414	2,189	2,619
Research and development	—	—	638	1,614	504	732	720	847

Total	$—	$—	$3,029	$4,531	$2,777	$4,047	$3,163	$3,769

				As of September 30,
	As of December 31,
					Pro forma
	2002(1)	2003(1)	2004(1)(2)	2005(2)(4)	2005(3)

				(unaudited)	(unaudited)
	(In thousands of $, except per share data
	and percentages)
Balance sheet data:
Cash and cash equivalents	$2,793	$10,826	$17,817	$18,853	$22,786
Restricted cash(8)	—	—	—	8,069	8,069
Total current assets	22,604	26,038	40,657	64,673	68,606
Working capital(9)	4,903	11,776	18,890	26,275	39,417
Property, plant and equipment, net	2,532	4,646	8,119	9,280	9,280
Total assets	29,940	32,280	73,364	98,047	101,980
Short term debt	—	—	—	9,209	—
Total current liabilities	17,701	14,262	21,767	38,398	29,189
Total liabilities	18,417	14,843	24,328	41,628	32,419
Minority interest	—	—	—	313	313
Series A, Series B and Series C convertible redeemable preferred stock	5,497	5,780	25,660	27,019	—
Total stockholders’ equity	6,026	11,657	23,376	29,087	69,248

		As of and for the nine
	As of and for the year	months ended
	ended December 31,	September 30,
	2004	2005

Selected operational data for carrier application services:
Ringback tones:
Number of carriers(10)	5	6
Number of accessible subscribers(11) (in millions)	102.3	120.3
Number of ringback tone subscribers(12) (in millions)	9.6	13.7
Inter-carrier messaging:
Number of carriers(10)	18	27
Number of accessible subscribers(11) (in millions)	95.5	139.0
Number of messages delivered(13) (in millions)	5,895	11,622
Music-on-demand:
Number of carriers(10)	1	1
Number of accessible subscribers(11) (in millions)	18.8	19.3
Number of music-on-demand subscribers(14) (in millions)	N/A	0.5

N/A = not available
Notes:

(1)	The balance sheet data as of December 31, 2003 and 2004, and the statement of operations data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited financial statements and the related notes thereto included elsewhere in this prospectus. The balance sheet data as of December 31, 2002 is derived from our audited financial statements and the related notes thereto not included in this prospectus.

(2)	Reflects our acquisition of WiderThan Americas effective October 8, 2004.

(3)	The unaudited pro forma combined statements of operations data for the year ended December 31, 2004 and for the nine months ended September 30, 2004 and 2005 reflect the automatic conversion of the Series A and Series B preferred stock, the issuance and conversion of the Series C preferred stock, the cancellation of the virtual stock options issued by WiderThan Americas, the issuance of stock options and cash rights to replace the virtual stock options, the issuance of cash rights to replace 116,000 stock options forfeited, and our acquisition of WiderThan Americas as if such events occurred on January 1, 2004 and is derived from the unaudited pro forma consolidated financial information appearing elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet data as of September 30, 2005 gives effect to the automatic conversion of the Series A and Series B convertible redeemable preferred stock on September 30, 2005, the conversion of 50,000 shares issued and outstanding of the Series C preferred stock, the conversion of 876,167 shares of our convertible redeemable Series C preferred stock, currently held by Melody Share Corporation, into 876,167 shares of our common stock and their sale in the form of ADSs in this offering at an assumed initial public offering price of US$15.00 per ADS, and the use of these proceeds from the sale of the 876,167 ADSs to repay the short-term debt of Melody Share Corporation. The unaudited pro forma consolidated statement of operations data and consolidated balance sheet data is not necessarily indicative of what our results would have been if the conversion, the issuance and/or the acquisition had occurred on such date and should be read in conjunction with our consolidated financial statements and the related notes thereto, the separate financial statements and the related notes thereto of WiderThan Americas, and the unaudited pro forma consolidated financial information included elsewhere in this prospectus.

(4)	The balance sheet data as of September 30, 2005, and the statement of operations data for the nine months ended September 30, 2004 and 2005 are derived from our unaudited financial statements and the related notes thereto included elsewhere in this prospectus.

(5)	The following information sets forth our related party revenues and costs from SK Telecom and other affiliated companies within the SK Business Group included in the following line items for the relevant periods. The actual and pro forma numbers are the same.

	For the years ended December 31,				For the nine months ended September 30,

				Pro forma		Pro forma		Pro forma
	2002	2003	2004	2004	2004	2004	2005	2005

				(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands of $)
Service revenues	$18,681	$34,273	$46,646	$46,646	$32,634	$32,634	$44,415	$44,415
System sales	11,580	23,601	4,436	4,436	946	946	3,617	3,617
Cost of service revenues	10	940	1,464	1,464	522	522	1,046	1,046
Cost of system sales	6,631	1,018	9	9	4	4	79	79

(6)	Excludes depreciation and amortization.

(7)	Our diluted earnings per share is calculated as net income divided by our diluted weighted average shares outstanding. We have various securities, which are dilutive to the basic earnings per share calculations, including the employee stock options and the Series A, Series B and Series C convertible redeemable preferred shares. The effect of the Series A convertible redeemable preferred shares is excluded from the 2002 diluted earnings per share calculation as its effect is anti-dilutive. The effects of the Series A and Series B convertible redeemable preferred shares are excluded from the 2003 and 2004 and for the nine months ended September 30, 2004 and 2005 actual earnings per share calculation as their effects are anti-dilutive. The pro forma statements of operations assume the automatic conversion of the Series A and Series B convertible redeemable preferred shares, the issuance and conversion of the Series C preferred shares, and the issuance of VSO replacement options, which are therefore considered outstanding as common shares for the calculation of pro forma basic and diluted earnings per share.

(8)	Restricted cash represents cash that we are required to hold in escrow until the Series C preferred shares held by Melody Share Corporation are either converted and sold in this offering or redeemed in order to repay the short-term debt of Melody Share Corporation in the event we do not complete this offering. Upon completion of this offering and the repayment of the short-term debt, the restrictions on this cash will lapse.

(9)	Working capital is calculated as current assets less current liabilities.

(10)	Represents the aggregate number of carriers with which we had a contractual arrangement to provide the relevant service during the relevant period.

(11)	Represents the approximate aggregate number of our carrier customers’ wireless subscribers at the end of the relevant period as reported publicly by our carrier customers.

(12)	Represents the aggregate number of subscribers to the ringback tone service provided by our carrier customers during the relevant period.

(13)	Represents the aggregate number of messages delivered by our inter-carrier messaging service on behalf of our carrier customers during the relevant period.

(14)	Represents the number of subscribers for SK Telecom’s MelOn music-on-demand service as publicly disclosed by SK Telecom.

RISK FACTORS
      An investment in the ADSs representing our common shares involves a number of risks. You should carefully consider the risks and uncertainties described below and all other information contained in this prospectus before making an investment in the ADSs representing our common shares.
Risks related to our business

We rely on SK Telecom, the largest wireless carrier in Korea, to generate a majority of our revenues and partner with us to develop and test many of our services for commercial viability, and any loss or deterioration of this relationship, or a material change, could materially harm our business.
      We offer our mobile entertainment services to consumers in Korea through SK Telecom, the dominant wireless carrier in Korea, which, according to the Ministry of Information and Communication of Korea, services approximately 19 million mobile phone subscribers in Korea. As of the date hereof, SK Telecom, together with the shares held by Mr. Tae Won Chey, is our largest shareholder. In 2004, we received approximately 80% of our revenues from SK Telecom and in the nine months ended September 30, 2005, we received approximately 67% of our revenues from SK Telecom. We expect that we will continue to generate a significant portion of our revenues through SK Telecom for the foreseeable future. If SK Telecom decides not to or is unable to market or distribute our applications, or decides to terminate or not to renew its business contracts with us, or if our relationship with SK Telecom deteriorates in any significant way, we may be unable to replace the affected business arrangements with acceptable alternatives, which could materially harm our business, operating results and financial condition.
      In addition, a large portion of our business, and in particular our product development and service operation organizations, is conducted in conjunction with SK Telecom. We have a strategic relationship with SK Telecom that involves daily employee interaction and integration of our product planning processes. Based on the experience we accumulate in Korea through SK Telecom, we are then able to select our successful services and offer them to other wireless carriers worldwide. If we are unable to continue our service development in conjunction with SK Telecom, our ability to develop, test and introduce new services will be materially harmed.

We use certain intellectual property rights belonging to SK Telecom to provide our music-on-demand carrier application service. If we are unable to secure a license on terms favorable to us, we may be prevented from providing these services or will incur significant costs to seek alternative technologies or expertise, each of which would result in loss of revenues or business opportunities or reduced margins.
      Our music-on-demand contract with SK Telecom provides that the patent, copyright, know-how and other intellectual property rights developed or created by us in the course of integrating the system and operating the MelOn music-on-demand carrier application service are assigned to SK Telecom. Our strategy involves leveraging off of our expertise accumulated through our experience and relationship with SK Telecom, including our operation of SK Telecom’s music-on-demand service, in achieving our global expansion. If we use any of SK Telecom’s patents, copyrights, know-hows or other intellectual property rights in connection with providing music-on-demand solutions to our carrier customers other than SK Telecom, we will be required to obtain consent from SK Telecom for our use of those rights and to make royalty payments to it. If we are unable to obtain or renew these licenses on terms favorable to us, or at all, we may be prevented from providing these affected services or will incur significant costs to seek alternative technologies or expertise, each of which would result in loss of revenues or business opportunities or reduced margins that would materially harm our business, operating results and financial condition.

The markets in which we operate are highly competitive and many of our competitors have greater resources than we do.
      The market for mobile entertainment services, including ringback tone solutions, is highly competitive. Currently, we consider our primary global competitors to be (i) NMS, Comverse and Huawei with respect to the ringback tone application service and ringback tone system sales and system integration, (ii) Alcatel, Ericsson, Musiwave and Siemens with respect to music-on-demand, (iii) Mobile365 and Syniverse Technologies with respect to inter-carrier messaging services, (iv) in Korea, Danal, Yaho Communications, 5425.com, Witcom and Cowon and, globally, InfoSpace Mobile, For-Side, Faith, Inc., Kanematsu USA, Sony Music Entertainment and Walt Disney Internet Group with respect to mobile music content and (v) Com2us and Gamevil with respect to mobile games in Korea and JAMDAT Mobile, Digital Bridges, Gameloft, Mforma, Sorrent and THQ Wireless with respect to mobile games in the global market. Likely competitors in the future may include other major media companies, Internet portal companies, content aggregators, wireless software providers and other pure-play wireless entertainment publishers. In connection with music-on-demand in particular, we may in the future compete with companies such as Apple, Microsoft, Napster, Real Networks and Yahoo! Inc. which currently provide music-on-demand services for online or other non-mobile platforms. In addition, as the traditional music market has shown declines in revenues and profitability in recent years, the traditional music labels have been looking at the digital music market as an alternative source for revenues and profitability. These music labels may attempt to enter the digital music market on their own, demand more aggressive revenue sharing arrangements or seek an alternative business model less favorable to us. Some or all of our competitors may have advantages over us, which include the following:

•	substantially greater financial resources;

•	stronger brand recognition;

•	capacity to leverage their marketing expenditures across a broader portfolio of wireless and non-wireless products;

•	extensive relationships with customers; and

•	broader geographic presence.
      Increased competition has resulted in pricing pressure, forcing us to lower the selling price of our services. If we are not as successful as our competitors in our target markets, our sales could decline, our margins could be negatively impacted and we could lose market share, any of which could materially harm our business. In addition, our competitors may offer new or different services in the future which are more popular than our current services.

As we expand outside of our existing markets, we may face added business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder our growth.
      An important element of our business strategy is the expansion of our international sales by targeting markets in which we do not currently provide our services, such as other parts of Asia and Europe. However, we have limited experience in global expansion and thus, we face considerable challenges in executing our strategy. These risks include the following:

•	difficulties in obtaining market acceptance of our services in other global markets;

•	our lack of local presence and familiarity of business practices and conventions in certain markets, particularly in Europe and China;

•	difficulties and additional time and expenses in customizing and localizing our applications and systems for new markets; and

•	shortages of personnel with both local language skill and experience with our services and applications.
      In addition, we are subject to risks generally applicable to international operations which include the following:

•	differences in network and system requirements that may require additional time and resources to make our applications and services compatible with carrier networks;

•	burdens or cost of complying with a wide variety of foreign laws and regulations, including unexpected changes in regulatory requirements;

•	foreign exchange controls that might prevent us from repatriating income earned in countries outside Korea; and

•	longer payment cycles and greater difficulty collecting accounts receivable in developing countries.
      Any of the foregoing risks could prevent us from introducing services globally on a timely basis or at all and may harm our international expansion efforts and materially and adversely affect our business, operating results and financial condition.

None of our carrier customer contracts obligates our carrier customers to use our services or to market or promote our services to their subscribers.
      We derive the largest portion of our revenues from carrier application services. Our carrier application services contracts provide for revenue sharing arrangements but none of these contracts, including our carrier application services contracts with SK Telecom, obligates our carrier customers to market or distribute any of our applications. For the most part, these contracts provide that we earn and receive revenue only if and when wireless subscribers actually use or subscribe to the service and only a few provide for significant minimum payments to us. As a result, our revenues are subject to uncertainties that are beyond our control, including market acceptance of our application services by the carrier customers’ own subscribers or the subscriber churn rate of our carrier customers. For the most part, our revenues are dependent upon the marketing and promotion activities conducted by our carrier customers. Without appropriate marketing, promotion and pricing of the end-subscriber service by our carrier customers, the end-subscribers could cease using, or use less of, our services, and thus, our results of operations could be materially harmed. For example, the current practice among our carrier customers generally is to place the most popular wireless services at the top of the menu on the first page available on their mobile phone portals or in the most prominent positions on the carrier website. Services at the top of the menu and in more prominent positions are more accessible to users than other services and, in our experience, are more frequently accessed than those services in different positions. Generally in the past, we have enjoyed good positioning on carrier menus and websites. However, if our carrier customers change their current practices so that our applications are less prominently displayed or are not the most accessible to customers, our services could become more difficult for users to access and could, therefore, become less popular. This could materially and adversely affect the revenue from our application services, and thus our overall financial condition.
      Since most of these carrier customer contracts are non-exclusive, it is possible that our wireless carriers could purchase similar application services from third parties, and cease to use our service in the future. Even if such carrier customers continue to retain our service, our carrier customer contracts do not prevent such carrier customers from significantly reducing the level of marketing or promotion of our applications or from electing to market or promote similar applications purchased from and provided by our competitors. Any of the foregoing may result in the loss of future revenues from our carrier application services.

A substantial portion of our revenue is subject to the pricing decisions of our carrier customers.
      We earn a substantial portion of our revenue through revenue-sharing agreements with our carrier customers under which we earn revenue by receiving a percentage of the retail price the carriers charge to their subscribers for the use of our applications or content. We earned approximately 46% of our total revenues from these revenue sharing agreements in 2004 and approximately 45% during the nine months ended September 30, 2005. We have little control over the pricing decisions of our carrier customers and most of our contracts with carrier customers do not provide for guaranteed minimum payments. As a result, our revenue derived under these agreements may be substantially reduced depending on the pricing decisions of our carrier customers, which may materially and adversely affect our results of operations.

Consolidation among our carrier customers may result in the loss of carrier customers or reduce our potential customer base, which would negatively impact our financial performance.
      Typically, carriers only select a limited number of application service providers to provide mobile entertainment services. In addition, application service providers have been able to secure only a limited number of major wireless carriers as their customers for key applications such as messaging and ringtones. Thus, consolidation among carriers, such as the recent mergers of Cingular and AT&T Wireless, and Sprint PCS and Nextel, will reduce our potential customer base, could negatively impact our ability to expand our customer base and may result in the loss of our current carrier customers. In addition, as fewer carrier customers gain control of the end-user market, pricing pressure is likely to increase.

The dynamics of the wireless carrier market may hinder our ability to attract new carrier customers.
      Due to the intense competition between the major wireless carriers in each of our target markets and as time-to-market and service features are some of the key factors that differentiate one carrier’s mobile entertainment service from those of its competitors, we have found it difficult at times to sell our services to competitors of our existing carrier customers. For example, although the other wireless carriers in Korea, KTF and LG TeleCom, offer our content, we believe it is unlikely that either of them will engage us to provide carrier application services or system sales given our affiliation to and close relationship with SK Telecom. This dynamic could exist in other markets outside of Korea and could hinder our ability to earn revenues from more than one or two carriers in any given market.
      In addition, we target wireless carriers in key markets to sell our ringback tone solutions and then use that sale as a platform for the launch of additional mobile entertainment services for those carriers. However, increasingly, many of the larger wireless carriers, particularly in the Asia-Pacific region and in Europe, have already adopted and implemented ringback tone applications and services, resulting in fewer market opportunities. Fewer market opportunities have also resulted in pricing pressure, which could continue in the future and have a material adverse effect on our future business, financial condition and results of operations.

Our carrier customers could begin developing some or all of our carrier applications services on their own or otherwise start to bring them in-house, which could result in the loss of future revenues.
      In 2004 and in the nine months ended September 30, 2005, we derived 39.3% and 62.1%, respectively, of our total revenues from providing carrier application services. While, to date, most of our carrier customers do not offer such application services on their own, if our carrier customers begin developing these application services or otherwise start to bring them in-house, we could be forced to lower our prices or increase the amount of service we provide in order to maintain our business with those carrier customers. This could result in the loss of future revenues from our carrier application services.

We currently depend on one type of service, ringback tones, for a significant portion of our revenue.
      A significant portion of our revenue is currently derived from carrier application services, content services and system sales that relate to ringback tones. In 2004 and in the nine months ended September 30, 2005, we earned approximately 33% and 28%, respectively, of our total revenues from carrier application services, content services and system sales relating to ringback tones. We expect to continue to derive a significant portion of our revenues from ringback tones during the next several years. A decrease in the popularity of ringback tones among mobile phone users, or failure by us to maintain, improve, update or enhance ringback tone service in a timely manner, enter into new markets, or successfully diversify our services could materially and adversely affect our business, financial condition and results of operations.

The terms of our contracts with carrier customers are relatively short-term and subject to renewal. If we are unable to renew or extend our carrier customer contracts with our existing carrier customers, our future financial condition and results of operations may be materially harmed.
      Many of our carrier application service contracts have terms of one to three years subject to automatic renewal provisions. As these contracts reach the end of their stated terms, our carrier customers can seek to renegotiate pricing or other terms with us or threaten not to renew the contracts. In addition, a few of our contracts allow our carrier customers to terminate the contract with or without cause. If we are unable to renew or extend our carrier customer contracts with existing customers or if our carrier customers seek to renegotiate the contracts as they expire, our future financial condition and results of operations may be materially harmed.

Failure to meet the level of performance on our carrier application services in accordance with our contracts with carrier customers could result in a loss of our revenues or customer relationships as well as harm the business of our carrier customers, all of which could be detrimental to our business and reputation generally.
      Application services such as ours may contain unknown or undetected errors or performance problems. In connection with most of our carrier application services, we enter into service level agreements with our carrier customers pursuant to which we commit to maintaining the services at or above certain minimum performance standards. Under these agreements, if we fail to meet these standards, we may be subject to penalties on the percentage of revenues that we receive under, and in certain cases, termination by our carrier customers of, our carrier customer contracts. In addition, any failure of, or technical problems with, our servers, systems or platforms could disrupt the ability of the end-users of our carrier customers to use our applications. In the past, we have experienced a handful of failures with our servers, systems and/or platforms, which were generally related to heavy surges in volume associated with holiday entertainment purchase activities or activities relating to promotions being made by our carrier customers. Furthermore, as our customers generally use our services together with their own services and services from other vendors, when a problem occurs in the network, it may be difficult for us to identify the source of the problem and correct it on a timely basis. Finally, our systems or platforms are, in most cases, integrated into the voice and data networks of our carrier customers for which we operate and manage applications. Failure of our systems or platforms could disrupt the delivery of voice and data service by our carrier customers. Any of the foregoing problems could result in a loss of our revenues or customer relationships as well as harm the business of our carrier customers, all of which could be detrimental to our business and reputation generally.

Usage of our applications and services may be difficult to predict and we may not be able to adequately and quickly expand capacity and upgrade our systems to meet increased demand.
      It is difficult to predict subscriber adoption of new carrier application or other services particularly in new markets. As a result, while we may launch a new service with a planned or expected capacity, such capacity may not be enough to meet demand. In such situations, we may not be able to expand and upgrade our systems and application platforms in a timely manner to accommodate increased usage of our services. If we do not appropriately expand and upgrade our systems and application platforms, we may lose market opportunities and/or we may damage our reputation with our carrier customers, which may materially and adversely affect our results of operations.

We sell to certain wireless carriers that have substantial numbers of prepaid subscribers, a high percentage of whom may discontinue subscribing to our services after the prepayment expires.
      Certain wireless carriers to which we provide our application services have substantial numbers of prepaid subscribers who use the applications that we provide by purchasing prepaid cards. Prepaid subscribers to our ringback tone applications generally are less likely to remain as loyal and consistent users of our service as compared to monthly plan subscribers. Accordingly, our revenue from these wireless carrier customers may be subject to a heightened level of volatility.

Failure to develop and introduce new solutions that achieve market acceptance could result in a loss of market opportunities.
      Our business depends on providing solutions that are attractive to wireless subscribers and end-users, which, in part, is subject to unpredictable and volatile factors beyond our control, including end-user preferences and competing solutions. Our solutions could also be rendered obsolete by the introduction of newer technologies based on more advanced mobile networks using broader bandwidths. Unexpected technical, operational, deployment, distribution or other problems could delay or prevent the timely introduction of new solutions, which could result in a loss of market opportunities. Our growth could also suffer if our solutions are not responsive to the needs of wireless carriers, the technological advancements of mobile networks or the preferences of the end-users.

Our business and growth may suffer if we are unable to hire and retain talented personnel.
      Our future success depends on our ability to identify, attract and retain highly skilled, technical service operation and application development engineers and personnel. Qualified individuals are in high demand and competition for such qualified engineers and personnel in our industry is intense, and we may incur significant costs to retain or attract them. As we are not listed on any stock exchange in Korea, the Korean Commercial Code limits our ability to issue stock options to officers and employees of our subsidiaries. As a result, our ability to offer equity compensation to attract new talented personnel is limited. We may not be able to retain our existing engineers or personnel or attract and retain new engineers and personnel in the future. Many candidates may be subject to contractual non-compete clauses which may restrict our ability to employ them. In addition, while most of our employees are bound by contractual non-competition restrictions, such restrictions are often rendered unenforceable by courts in the United States and Korea, which could make us vulnerable to recruitment efforts by our competitors.

The rate of royalties that we pay to music label companies, associations or other content licensors that license copyrighted works to us has increased recently, a continuation of which will cause our costs to increase and may adversely affect our results of operations.
      We generally have an arrangement with music label companies, copyright associations or other licensors of copyrighted works that license music content rights to us for use as part of the services we provide to wireless carriers and their end-users. In countries such as the United States, where musical artists are organized into, or represented by, music label companies, these music content providers have strong bargaining power in negotiating the percentage of revenues payable to them. In the United States, for example, with the increasing popularity of ringtones, royalty payments for real music ringtones have recently increased to several times the retail copyright fee for mechanical, performance and master right fees payable for standard monophonic and polyphonic ringtones.
      In Korea, the Korea Music Copyright Association, a copyright management organization licensed and supervised by the Korean government, is responsible for negotiating the scope of license and rates of royalties payable by service providers on behalf of owners of music copyrights, such as songs and lyrics, as well as the collection of these royalties. The rates for our music-on-demand services are currently being reviewed by the Korean Ministry of Culture and Tourism. Music reproduction, distribution and transmission rights, on the other hand, are owned by music label companies, which have strong bargaining power when negotiating the rate of royalties that we pay to them. Royalties for music copyrights are likely to increase as an increasing number of subscribers, carriers, Internet portals and applications and content providers become dependent on contemporary artists for their music-related business.
      If the rate of these royalties continues to increase, our costs will increase and our results of operations may be adversely affected.

SK Telecom will continue to have significant influence over us after this offering and could delay or prevent a change in corporate control, which could in turn reduce the market price of your ADSs.
      We were founded by several SK Telecom executives with initial capital contribution from SK Telecom and its affiliates, including Mr. Tae Won Chey, the controlling person of the SK Business Group. Six of our executive officers, including our chief executive officer (who is also our representative director), executive vice president and three vice presidents for our core business divisions such as applications, music and the Asia-Pacific operation, were formerly employed by SK Telecom. Two of our other directors are currently employed by SK Telecom and three of our directors were nominated by SK Telecom. As of the date of this prospectus, SK Telecom and its affiliates (including Mr. Tae Won Chey) beneficially owned 24.9% of our outstanding voting shares. After this offering, SK Telecom and its affiliates will continue to beneficially own 17.5% of our outstanding voting shares (including our shares held by Mr. Tae Won Chey).
      In addition, in connection with certain transactions, SK Telecom possesses a contractual right of first refusal that may prevent or delay a change of control in us. Previously, Mr. Chey directly owned 5.6 million shares of our common stock, representing 46.9% of our total voting shares then outstanding. In December 2004, Mr. Chey sold 4.6 million shares of our common stock to SAIF Capital Limited, Nokia Venture Partners II, L.P. (and to its affiliate, NVP II Affiliates Fund, L.P.), i-Hatch WTC Holdings, LLC and WTC Investment, LLC. SK Telecom possesses until December 2007 the right of first refusal to purchase all but not part of the securities, assets, property and any other rights or options that are to be transferred by us or such shareholders in connection with any transaction resulting in a change of ownership of (A) more than one half of our voting common shares, by means of (i) a merger, share exchange or consolidation, or (ii) the issuance, sale or transfer of securities or (B) a sale of substantially all of our consolidated assets. In addition, we or such shareholders have agreed not to take any action, waive any right or otherwise seek to complete or directly facilitate any transactions resulting in such change of control transaction. Mr. Chey is one of the selling shareholders and, after this offering, his direct ownership will be reduced to 828,362 common shares, representing 4.4% of our total shares outstanding.
      Accordingly, SK Telecom will be able to exercise significant influence in determining the outcome of any corporate transaction or other matter submitted to our board of directors or our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. It will also have significant control in preventing or facilitating a change in control. Based on the foregoing, we may be prevented from entering into transactions that could otherwise be beneficial to us. The interest of SK Telecom may differ significantly from the interests of our other shareholders, including you, which could in turn reduce the market price of the ADSs.
      In addition, Mr. Chey was one of our founders and, from August 2000 to July 2003, he served as our chief executive officer and representative director. He resigned from his position as our chief executive officer in July 2003 and as our director in March 2004. In 2002, Mr. Chey was charged with facilitating illicit stock trading and bookkeeping irregularities by SK Networks, an affiliate of the SK Business Group. In June 2003, Mr. Chey was sentenced by the Korean courts to a three year imprisonment, which was confirmed by the Seoul High Court in June 2005 but with a probation of five years and a suspended sentence. The prosecution and Mr. Chey have each appealed to the Supreme Court of Korea. Continued negative publicity with respect to Mr. Chey’s criminal proceeding or with respect to the SK Business Group, including SK Telecom, could adversely affect the market price of the ADSs. See “Related Party Transactions — Relationship with Mr. Tae Won Chey”.

Third parties may sue us for intellectual property infringement, which, if successful, could require us to pay significant damage awards.
      Third parties may sue us for intellectual property infringement or initiate proceedings to invalidate our intellectual property, either of which, if successful, could disrupt the conduct of our business, cause us to pay significant damage awards or require us to pay licensing fees. In the event of a successful claim against us, we may be enjoined from using our intellectual property, incur significant licensing fees and be forced to develop alternative technologies. Our failure or inability to develop non-infringing technology or applications or to license the infringed or similar intellectual property rights, technology or applications on a timely basis could force us to withdraw services from the market or prevent us from introducing new services on a timely basis or at all. In addition, even if we are able to license the infringed or similar intellectual property rights, technology or applications, license fees could be substantial and the terms of such licenses could be burdensome, which may adversely affect our operating results.
      We may also incur substantial expenses in defending against third-party infringement claims, regardless of their merit. Such claims may arise frequently, especially with respect to our music-on-demand, music service platform and music license bank businesses, given the evolving nature of and resulting uncertainty in laws and regulations governing the use and distribution of music and other content in digital format. Successful infringement or licensing claims brought against us may result in substantial monetary liabilities and may materially disrupt the conduct of our business.

If we do not adequately protect our intellectual property rights, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of management attention and resources.
      We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology and applications. Monitoring unauthorized use of our applications is difficult and costly, and we cannot be certain that the steps we have taken will prevent piracy and other unauthorized distribution and use of our technology and applications, particularly in countries where the laws may not protect our intellectual property rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of management attention and resources.

The mobile entertainment services market in which we operate is fairly new and, coupled with our limited operating history, may make it difficult for you to evaluate our business.
      We were incorporated in June 2000 and began offering ringtone content in 2001, mobile entertainment services such as our ringback tone service in 2002 and game content in 2002. Accordingly, we have a limited history of generating revenues, and the future revenues and income potential of our business is uncertain. In addition, the mobile entertainment services market is nascent and is rapidly evolving. As a result, any evaluation of our business and our prospects must be considered in light of our industry, our limited operating history and the risks and uncertainties often encountered by companies in our stage of development.

The acquisition of other companies, businesses or technologies could result in operating difficulties, dilution and other harmful consequences.
      We may selectively pursue strategic acquisitions, any of which could be material to our business, operating results and financial condition. Future acquisitions could divert management’s time and focus from operating our business. In addition, integrating an acquired company, business or technology is risky and may result in unforeseen operating difficulties and expenditures associated with integrating employees from the acquired company into our organization and integrating each company’s accounting, management information, human resources and other administrative systems to permit effective management. Foreign acquisitions involve risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.
      If we decide to pursue acquisitions or investments to achieve growth, the success of such acquisitions or investments will depend on the availability of suitable acquisition or investment candidates at an acceptable cost, our ability to compete effectively to attract and reach agreement with acquisition candidates on commercially reasonable terms, and the availability of financing to complete such acquisitions or investments. In addition, the anticipated benefits of our future acquisitions may not materialize. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

We face risks associated with currency exchange rate fluctuations.
      We currently transact business primarily in Korean Won and, to a lesser extent, in U.S. dollars. Since we have adopted the U.S. dollar as our reporting currency, to the extent the Korean Won depreciates against the U.S. dollar, the revenues that we report in U.S. dollars will be negatively affected. On the other hand, an appreciation of the Korean Won against the U.S. dollar would increase our revenues reported in the U.S. dollar. In addition, conducting business in currencies other than the Korean Won and U.S. dollars subjects us to fluctuations in currency exchange rates that could have a negative impact on our reported operating results. Fluctuations in the value of the Korean Won and/or U.S. dollar relative to other currencies impact our revenues, cost of revenues and operating margins and result in foreign currency translation gains and losses. Historically, we have not engaged in exchange rate hedging activities. Although we may implement hedging strategies to mitigate this risk, these strategies may not eliminate our exposure to foreign exchange rate fluctuations and involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategy and potential accounting implications.

We have no business liability or disruption insurance coverage in Korea.
      The insurance industry in Korea is still at an early stage of development. In particular, Korean insurance companies offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in Korea. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of resources.

Carrier network failures could reduce our sales, increase costs or result in a loss of customers.
      We rely on our carriers’ networks to deliver our applications to their end-users and on their billing systems to track and account for the downloading of our applications. Any failure of, or technical problems with, the carriers’ billing and delivery systems, information systems or communications networks could result in the inability of the end-users of our carrier customers to use the applications that we operate or manage on behalf of our carrier customers or prevent the completion of billing for an application. If any of these systems fails, including as a result of an interruption in the supply of power, an earthquake, fire, flood or other natural disaster, or an act of war or terrorism, the wireless subscribers of our carrier customers may be unable to access our applications. Any failure of, or technical problem with, the carriers’ networks could cause us to lose revenues.

Security vulnerabilities, illegal downloads or transfers of music files may harm our music-on-demand business and the revenues we earn from it.
      Our music-on-demand or music service platform business depends on our ability to receive paid subscription fees from downloads or streaming of music content, including full-track music titles. However, computer and Internet technologies that enable or facilitate illegal downloads or transfers of music files, such as MP3 files, to personal computers and mobile handsets pose a significant threat to wireless carriers, service providers and content providers alike. While efforts in the industry are being made to restrict such functions through development of terminals, encoding technologies and customer interface, no assurance can be given that illegal downloads or transfers would be eliminated. There are individuals and groups who develop and deploy software programs that compromise security and encoding technology. For example, hackers may find or develop and widely circulate software that enables unauthorized decoding of digital rights management technology to download music or other content directly onto mobile phones without using our music-on-demand or other content delivery applications. Prevalence of security vulnerabilities, illegal downloads or transfers of music files or lack of market acceptance of paid subscription for music content could adversely affect our music-on-demand or music service platform business and the revenues we earn from it.

We may be required to take significant actions that are contrary to our business objectives in order to avoid being deemed an investment company as defined under the Investment Company Act of 1940, as amended.
      Generally, the Investment Company Act of 1940, as amended, or the Investment Company Act, provides that a company is not an investment company and is not required to register under the Investment Company Act as an investment company if:

•	the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities; and

•	40% or less of the fair market value of the company’s assets is represented by investment securities.
      We believe that we are engaged primarily and directly in the businesses of providing services, that less than 40% of the fair market value of our assets is represented by investment securities and, consequently, that we are not an investment company as that term is defined under the Investment Company Act. However, in the future we may be required to take actions to avoid the requirement to register as an investment company, such as depositing substantially all of our net proceeds from this offering into low-yielding bank deposits or other short-term securities which are not considered to be investment securities due to their liquidity and certain other characteristics. These types of investments may reduce the amount of interest on other income we could otherwise generate from our investment activities. In addition, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our strategy.
      The Investment Company Act contains substantive regulations with respect to investment companies including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission.

We may be considered a passive foreign investment company, which could result in adverse U.S. tax consequences for U.S. investors.
      Based upon the nature of our business activities, we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. tax consequences. See “Taxation — U.S. federal income tax considerations — Passive foreign investment companies.”

Risks related to our market environment

Increased tensions with North Korea could adversely affect us.
      Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six-party talks resumed in Beijing, China. A third round of talks were held in June 2004 with an agreement to hold further talks in September, which were postponed and have not resumed yet. In February 2005, North Korea announced that it possesses nuclear weapons and pulled out of six-party disarmament talks. In July 2005, North Korea returned to the six-party talks and held bilateral talks with the United States to discuss the issue of nuclear weapons. In September 2005, the six parties reached an accord, under which North Korea pledged to give up atomic weapons and abandon existing nuclear programs in exchange for economic assistance and U.S. security assurances. However, obstacles are expected to remain as to the interpretation and implementation of the accord.
      In addition, in June 2004, the United States proposed plans to withdraw approximately one-third of the 37,500 troops currently stationed in Korea by the end of 2005. However, details regarding the timing and other aspects of the proposed reduction in U.S. troops are not yet finalized and talks between the governments of the United States and Korea are ongoing. Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could have a material adverse effect on our business, financial condition and results of operations.

Our businesses may be adversely affected by developments affecting the Korean economy.
      We generate a substantial portion of our revenue from operations in Korea. In 2004, we derived approximately 83% of our revenues from our operations in Korea and in the nine months ended September 30, 2005, we derived approximately 67% of our revenues from our operations in Korea. Adverse developments in Korea’s economy or its political or social conditions may have an adverse effect on the number of subscribers we service and results of operations, which could have an adverse effect on our business. The economic indicators during the past few years have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy could adversely affect our financial condition and results of operations.
Risks relating to regulations applicable to us

We are subject to additional regulation as a result of our affiliation with the SK Business Group, which could harm our ability to compete effectively in Korea.
      We qualify as a member of the SK Business Group, which is currently designated by the Korean Fair Trade Commission as an “enterprise group subject to limitation on the total amount of shareholdings, cross-shareholdings and cross-guarantees” under the Korean Monopoly Regulation and Fair Trade Act, or the Fair Trade Act. Members of such enterprise group are subject to regulations such as restrictions on debt guarantee and cross-shareholding between member companies and acquisition of shares of other domestic companies as well as additional disclosure requirements. In addition to operating ringback tone, messaging and other application services, we at times provide SK Telecom operations support, data gathering, testing, consulting and maintenance services for its mobile phone portals and websites for certain of its services. Third party wireless value-added service providers may claim that the simultaneous provision of wireless value-added services, application service software and technical consulting services by us to SK Telecom amounts to unfair assistance by SK Telecom, especially in light of the fact that SK Telecom and its affiliates together owned 24.9% of our outstanding voting shares as of the date of this prospectus and is our special related person under the Fair Trade Act. Actions arising from any such claim could impair our ability to provide services to SK Telecom, which could materially and adversely affect our competitive position as well as our revenue and overall financial condition.

Changes in government regulation of the media and wireless communications industries may adversely affect our business.
      It is possible that new laws and regulations may be adopted in Korea, the United States and elsewhere which could restrict the media and wireless communications industries, including customer privacy, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through wireless carriers. Changes in current laws or regulations or the imposition of new laws and regulations in Korea, the United States or elsewhere regarding the media and wireless communications industries may lessen the growth of wireless communications services and may materially reduce our ability to increase or maintain sales of our applications.

We may be subject to a tax audit in the near future, resulting in additional tax assessment.
      We operate within domestic and foreign taxing jurisdictions and are subject to audit in those jurisdictions. In particular, companies in Korea are subject to tax audits by the Korean National Tax Service. We have not yet received any tax audit since our inception in 2000. In general, the Korean National Tax Service conducts such tax audits on Korean companies every five years since the tax claims are prescribed if unclaimed for five years. These audits can involve complex issues, which may require an extended period of time for resolution. Although we believe that our financial statements reflect a reasonable assessment of our tax liability, it is possible that the ultimate resolution of these issues could significantly differ from our original tax determinations. If there is a dispute with the Korean National Tax service, these audits may result in the payment of additional tax, which may be substantial.
Risks related to this offering

There has been no prior market for our common shares or ADSs and this offering may not result in an active or liquid market for our ADSs.
      Our common shares are not listed on any stock exchange or organized trading market. Prior to this offering, there has not been a public market for our common shares and ADSs. While we have applied for the quotation of our ADSs on NASDAQ, we cannot provide assurance that an active or liquid public market for our ADSs will develop or be sustained. The initial public offering price of the ADSs will be determined through negotiations between us and the underwriters, and it may not necessarily be indicative of the market price after this offering is complete. You may be unable to resell your ADSs at or above the initial public offering price and, as a result, you may lose all or part of your investment.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
      Sales of substantial amounts of ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.
      There will be 18,907,216 common shares (equivalent to 18,907,216 ADSs) outstanding immediately after this offering, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options. All of the common shares underlying the ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All or a portion of the 3,003,222 common shares outstanding, representing 15.9% of the total outstanding common shares immediately after the offering (assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options) and held by individual shareholders none of whom are our “affiliates” as that term is defined in Rule 144 will be unrestricted and will be freely tradable without restriction under the U.S. Securities Act. The remaining shares outstanding and held by existing shareholders (including those beneficially owned by our “affiliates”, such as SK Telecom and its affiliates (including Mr. Tae Won Chey) and our executive officers) immediately after this offering are “restricted securities” as defined in Rule 144 and may be sold in the public market in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 under the Securities Act or if other exemptions from registration are available. Under the amended investor rights agreement by us and certain of our shareholders, we have granted certain registration rights to certain of our shareholders with respect to the common shares they own or, in the case of holders of the Series A and Series B preferred shares, will own upon conversion of such preferred shares. Upon request by holders of at least 35% of such shares, we are obligated to effect no more than two demand registrations in the aggregate or no more than two shelf registrations per calendar year in accordance with the terms of the amended investor rights agreement. The Series A and B preferred shareholders and Mr. Tae Won Chey also have “piggyback” registration rights pursuant to this agreement.
      In connection with this offering, we, all of our directors and officers, all of our selling shareholders and other shareholders and option holders, holding in the aggregate 97.4% of our outstanding common shares, have agreed, subject to specified exceptions, not to sell any of our ADSs for 180 days after the date of this prospectus without the written consent of the representatives of the underwriters. However, the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by these shareholders or the availability of these securities for future sale will have on the market price of our ADS.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will incur immediate and substantial dilution.
      If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their common shares on a per ADS basis. As a result, assuming no exercise of outstanding options to acquire common shares, you will experience immediate and substantial dilution of approximately US$9.67 per ADS, representing the difference between our pro forma net tangible book value per ADS as of September 30, 2005 after giving effect to this offering, and the mid-point of the offering price range set forth on the cover page of this prospectus of US$15.00 per ADS. In addition, you may experience further dilution to the extent that common shares are issued upon the exercise of stock options. Substantially all of the common shares issuable upon the exercise of currently outstanding stock options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering.

Shareholder rights under Korean law may differ from shareholder rights in the United States, which could adversely affect your ability to protect your interests.
      Our corporate affairs are governed by our articles of incorporation and by the laws governing Korean corporations. The rights of shareholders to take actions against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, a shareholder must own at least (i) one percent of the total issued shares to bring a shareholders’ derivative lawsuit, (ii) three percent to demand an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company and (iii) ten percent to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in significant and irreparable injury to the company or to apply to the court for reorganization in the case of an insolvency. In addition, Korea has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, that have more fully developed and judicially interpreted bodies of corporate laws. While the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be as clearly established as it would be under statutes or judicial precedents in existence in some jurisdictions in the United States such as Delaware. Although the concept of the “business judgment rule” exists in Korea, there is comparatively limited and insufficient case law or judicial precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted in a particular circumstance. Moreover, since Korea maintains a civil law system, decisions of Korean courts, including higher level courts, are of persuasive authority but are not binding on a court in Korea. Also, Korean law has not yet fully authorized the filing of class actions. Such action is ordinarily available in respect of U.S. corporations in U.S. courts. Finally, Korean companies may not have standing to initiate shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Your ability to deposit or withdraw common shares underlying the ADSs into and from the depositary facility may be limited, which may adversely affect the value of your investment.
      Under the terms of our deposit agreement, holders of our common shares may deposit such shares with the depositary’s custodian in Korea and obtain ADSs, and holders of our ADSs may surrender the ADSs to the depositary and receive our common shares. However, to the extent that a deposit of common shares exceeds the difference between:

•	the aggregate number of common shares we have consented to be deposited for the issuance of ADSs (including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs); and

•	the number of common shares on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit, such common shares will not be accepted for deposit unless (1) our consent with respect to such deposit has been obtained or (2) such consent is no longer required under Korean laws and regulations or under the terms of the deposit agreement. See “Description of American Depositary Shares”.

You may not be able to exercise preemptive rights or participate in rights offerings and may experience dilution of your holdings.
      Pursuant to the Korean Commercial Code, we are required to grant subscription rights to existing shareholders when issuing additional common shares to non-shareholders except in certain cases expressly provided for under our articles of incorporation, including, among others, (i) the issuance of up to a certain number of common shares to our employees, officers, directors, contractors, advisors or consultants,

(ii) the issuance of any shares or share-related securities upon the exercise, conversion or exchange of outstanding options, warrants or convertible securities, (iii) the issuance of shares or share-related securities pursuant to an acquisition, merger or consolidation approved by an agreement among our shareholders and (iv) the issuance of shares in connection with this offering. However, under U.S. law, we would not be able to make these subscription rights available in the United States unless we register the securities to which the rights relate or an exemption from the registration requirements under the U.S. Securities Act is available. Under the deposit agreement governing the ADSs, if we offer rights to subscribe for additional common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to you or dispose of such rights on behalf of you and make the net proceeds available to you or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by you. The depositary is generally not required to make available any rights under any circumstances. We are under no obligation to file a registration statement under the U.S. Securities Act to enable you to exercise preemptive rights in respect of the common shares underlying the ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirement under the Securities Act would be available. Accordingly, you may not be entitled to exercise preemptive rights and may thereby suffer dilution of your interests in us.

As an ADS holder, you have limited means to exercise your voting rights.
      As an ADS holder, we will not treat you as one of our shareholders and you will not have the rights of a shareholder. Korean law governs shareholder rights. The depositary will be the shareholder of the common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. Upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you only when we deliver them to the depositary with sufficient time under the terms of the deposit agreement. If there is a delay, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you may instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

You will not be able to exercise dissent and appraisal rights unless you have withdrawn the underlying common shares and become our direct shareholder.
      In some limited circumstances, including a transfer of the whole or any significant part of our business, an acquisition of a business having a material effect on our business, or a merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility prior to the record date for the shareholders’ meeting at which the relevant transaction is to be approved.

We may amend the deposit agreement and the ADRs without your consent for any reason and, if you disagree, your option will be limited to selling the ADSs or withdrawing the underlying securities.
      We may agree with the depositary to amend the deposit agreement and the American depositary receipts, or ADRs, without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary, for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If you do not agree with an amendment to the deposit agreement or the ADRs, your option is limited to selling the ADSs or withdrawing the underlying securities. No assurance can be given that the sale of ADSs would be made at a price satisfactory to you in such circumstances. In addition, as of the date hereof, the common shares underlying the ADSs are not listed on any stock exchange in Korea. Your ability to sell the underlying common shares following withdrawal and the liquidity of the common shares may be limited.

We have discretion as to how we will use the net proceeds of this offering and you may not necessarily agree with how we use them.
      The net proceeds to us from this offering will be approximately US$52 million (or approximately US$64 million if the over-allotment option is exercised in full). Our management may spend the net proceeds from this offering in ways you may not agree with or that do not yield a favorable return to our shareholders. We plan to use the net proceeds from this offering for working capital and general corporate purposes. We also may use a portion of the net proceeds for the acquisition of businesses and technologies. We have no current agreements or commitments for such acquisition at this time. See “Use of Proceeds”. However, our management will have discretion as to the application of our net proceeds. You are entrusting your funds to our management, upon whose judgment you must depend, for the specific uses we will make of the net proceeds from this offering.

We will incur increased costs as a result of being a public company.
      We are a foreign private issuer in Korea and operate in a business and cultural environment that is different from that of the United States. Unlike certain other Korean companies currently listed on NASDAQ, we are not a public company in Korea and, as such, have not been subject to any public disclosure requirements except for public disclosure requirements under the Korean Monopoly Regulation and Fair Trade Act. After this offering, as a public company listed on NASDAQ, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 as well as new rules implemented by the Securities and Exchange Commission, or the SEC, and the National Association of Securities Dealers, or NASD. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We and our auditors have identified certain material weaknesses in our internal controls and if we fail to achieve and maintain an effective system of internal controls, we may be unable to accurately report our financial results or reduce our ability to prevent or detect fraud, and investor confidence and the market price of our ADSs may be adversely affected.
      We are a non-public company incorporated in Korea and thus have traditionally reported our financial statements under generally accepted accounting principles in Korea, or Korean GAAP. As a result, we have been subject only to minimum corporate governance and reporting standards applicable to unlisted companies in Korea.
      In connection with the preparation of our financial statements under generally accepted accounting principles in the United States, or U.S. GAAP, we discovered areas of our internal controls and reporting that need improvement. As examples, our expertise in U.S. GAAP reporting is limited and our current enterprise accounting system is configured to report financial results in Korean GAAP and has not yet been customized to support U.S. GAAP reporting. As a result, in connection with the preparation of financial statements under U.S. GAAP, we have used external consultants to assist us in the preparation of financial statements and have had to use certain manual procedures in preparing our financial statements.

      In connection with their audit of our financial statements prepared under U.S. GAAP, our independent registered public accountants identified certain material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board) in our finance team’s ability to support the financial reporting requirements of a U.S. registrant. As a result of, among other things, the complexity of our business and the related accounting effects, the significant growth in our business and shortage in staffing of qualified accounting personnel, our independent accountants have specifically referenced the following areas:

•	our knowledge of general accounting and specific U.S. GAAP issues and our lack of internal accounting resources and reliance on external resources for accounting, U.S. GAAP, advice and bookkeeping support;

•	ability to prepare timely consolidated financial statements under U.S. GAAP; and

•	reliance on spreadsheet programs, which are generally more prone to errors due to the absence of effective controls over such spreadsheet access and use, to perform consolidation and prepare U.S. GAAP financial statements.
      Our management and audit committee are currently executing plans to improve the identified weaknesses in internal controls through efforts to hire personnel with appropriate levels of U.S. GAAP experience and accounting expertise, engaging outside resources to assist in the preparation and closing of financial statements and upgrading our enterprise reporting system to support U.S. GAAP reporting.
      However, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. As we will be subject to the reporting and other obligations under U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, we will be subject to more stringent obligations than those applicable to unlisted companies in Korea. If we fail to create an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

You may have difficulty bringing an original action or enforcing any judgment obtained outside Korea against us, our directors and officers or other offering participants, such as underwriters or experts, who are not U.S. persons.
      We are organized under the law of Korea, and a majority of our directors and officers reside in Korea. More than a significant majority of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have, however, appointed WiderThan Americas, our wholly-owned subsidiary in the United States, as our agent in the State of New York to receive service of process in any proceedings in the State of New York relating to our ADSs. Notwithstanding the foregoing, there is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

EXCHANGE RATES
      Fluctuations in the exchange rate between the Korean Won and U.S. dollar may affect the market price of our ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Korean Won and the Korean Won proceeds received by the depositary from any sale of our common shares represented by our ADSs.
      For the purpose of our financial reporting, we have selected the U.S. dollar as our reporting currency. We translated our Korean Won-denominated financial statements into U.S. dollars using noon buying rates. The “noon buying rate” is the rate in The City of New York used for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table below sets forth, for the periods indicated, information concerning the noon buying rate for Korean Won, expressed in Won per one U.S. dollar.

Years ended December 31,	Low		High		Average(1)		Period-end

	(Won per $1.00)
2000	W	1,105.5	W	1,267.0	W	1,130.9	W	1,267.0
2001		1,234.0		1,369.0		1,292.0		1,313.5
2002		1,160.6		1,332.0		1,250.4		1,186.3
2003		1,146.0		1,262.0		1,192.1		1,192.0
2004		1,035.1		1,195.1		1,145.2		1,035.1
2005 (through November 17, 2005)		997.0		1,059.8		1,023.3		1,034.4
January		1,024.0		1,058.0		1,038.0		1,026.9
February		1,000.9		1,044.0		1,023.1		1,000.9
March		997.5		1,023.9		1,007.8		1,015.4
April		997.0		1,019.0		1,010.1		1,001.0
May		997.0		1,009.0		1,001.8		1,005.0
June		1,003.0		1,034.5		1,012.5		1,034.5
July		1,018.5		1,054.0		1,036.6		1,026.5
August		1,011.6		1,039.2		1,021.7		1,039.0
September		1,024.3		1,042.4		1,029.8		1,042.4
October		1,037.3		1,059.8		1,045.9		1,043.5
November (through November 17, 2005)		1,034.4		1,049.0		1,042.2		1,034.4

Source: Federal Reserve Bank of New York.
Note:

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

USE OF PROCEEDS
      The net proceeds to us from the sale of the 4,000,000 ADSs in this offering is expected to be approximately US$52 million, assuming the mid-point of the offering price range set forth on the cover page of this prospectus of US$15.00 per ADS and after deducting underwriting discounts and commissions and estimated expenses payable by us. If the underwriters’ over-allotment option is exercised in full, the net proceeds to us would be approximately US$64 million. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders, including proceeds from the sale of ADSs by Melody Share Corporation, a Cayman Islands company, which is consolidated into our financial statements. The proceeds received by Melody Share Corporation will be used exclusively to (i) repay Melody Share Corporation’s short-term debt, (ii) satisfy Melody Share Corporation’s VSO Cash Rights and KSO Cancellee Cash Rights liabilities and (iii) pay certain legal and other expenses.
      We expect to use the proceeds from this offering primarily to strengthen our global market position by expanding into new markets in which we have limited or no presence (including but not limited to Europe and China) either through opening of new offices or acquisitions. In addition, we may look at acquisitions in some of our existing markets.
      Other uses of proceeds will likely include increased investment in research and development for new products and services, capital expenditures where needed, and general corporate purposes.
      The amounts and timing of our actual expenditures will depend on several factors, including the amount of cash generated or used by our ongoing operations. We have neither determined the timing of the expenditures nor the amounts to be expended in any specific area. Pending their use, we intend to invest the net proceeds in low-yielding bank deposits or other short-term securities which are not considered to be investment securities.

DIVIDEND POLICY
      Since our inception, we have not declared or paid any dividends on our common shares. Any decision to pay dividends in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, and other factors our board of directors may deem relevant. We have no intention to pay dividends in the near future.
      Holders of outstanding shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our articles of incorporation and the Korean Commercial Code. See “Description of Capital Stock — Dividends”.
      Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares, less the fees and expenses payable under the deposit agreement in respect of, and any Korean tax applicable to, such dividends. See “Taxation — Korean taxation — Dividends on the shares or ADSs”. The depositary will generally convert the Korean Won it receives into U.S. dollars and distribute the U.S. dollar amounts to you.

CONSOLIDATION OF CERTAIN RELATED ENTITIES
      The following chart shows our organizational structure, our consolidated entities and our percentage equity ownership in those entities, as of the date of this prospectus. Our consolidated entities are represented by rectangles and ovals. Certain shareholders of those entities are represented by diamonds.
      WiderThan is a company organized under the laws of Korea and is the issuer of the common shares representing the ADSs being sold in this offering. WiderThan has three wholly-owned operating subsidiaries: WiderThan Americas, Inc., a Delaware corporation, and two additional smaller subsidiaries, one organized in Indonesia and the other in the United Kingdom.
      WT Investor Corp. is a Delaware corporation formed and owned by two shareholders of WiderThan. Melody Share Corporation is a special purpose company that was incorporated in the Cayman Islands and has as its sole shareholder Maples Finance Jersey Limited, which holds the shares as trustee under a declaration of trust, the ultimate beneficiaries of which are certain charities. WT Investor Corp. and Melody Share Corporation were formed in August 2005 in connection with the VSO exchange (see “Management — VSO exchange”) in which all of the virtual stock options granted by WiderThan Americas were cancelled. In exchange, holders of these virtual stock options were awarded cash rights, called VSO Cash Rights, and, if eligible, employee stock options.
      These VSO Cash Rights were awarded by Melody Share Corporation. WT Investor Corp. effectively guarantees the debt obligation of Melody Share Corporation through a put agreement. Under FASB Interpretations No. 46(R), WT Investor Corp. must consolidate Melody Share Corporation because it has a variable interest in Melody Share Corporation, and is its primary beneficiary. In addition, under FASB Interpretations No. 46(R), WiderThan must consolidate WT Investor Corp. because WiderThan has a variable interest in WT Investor Corp., and is its primary beneficiary. As a result, WiderThan has consolidated the results of both WT Investor Corp. and Melody Share Corporation into its financial statements. However, WiderThan does not own any of the equity of either WT Investor Corp. or Melody Share Corporation nor is it liable for any of the obligations of WT Investor Corp. or those of Melody Share Corporation.

CAPITALIZATION
      The following table sets forth our short-term debt and capitalization as of September 30, 2005 as follows:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all of our outstanding convertible redeemable Series A and B preferred stock into an aggregate of 3,481,049 shares of our common stock, to give effect to the conversion of 50,000 shares of our outstanding convertible redeemable Series C preferred stock into an aggregate of 50,000 shares of our common stock, to give effect to the conversion of 876,167 shares of our convertible redeemable Series C preferred stock, currently held by Melody Share Corporation, into 876,167 shares of our common stock and their sale in the form of ADSs at an assumed initial public offering price of US$15.00 per ADS, and to give effect to the use of these proceeds from the sale of the 876,167 ADSs to repay Melody Share Corporation’s short-term debt which appears on our balance sheet; and

•	on a pro forma basis as adjusted to give effect to the issuance and sale of the 4,000,000 ADSs (assuming no exercise of the over-allotment option) in this offering at an assumed initial public offering price of US$15.00 per ADS, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

      You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto, included elsewhere in this prospectus.

	As of September 30, 2005

			Pro forma
	Actual	Pro forma	as adjusted

		(unaudited)	(unaudited)
	(In thousands of $, except for share
	data)
Short-term debt	$9,209	$—	$—

Long-term debt	$—	$—	$—
Minority interest	313	313	313
Convertible redeemable preferred stock: W500 par value Series A authorized 5 million shares, issued and outstanding 1,428,570, liquidation preference $4.39, no shares outstanding on a pro forma and on a pro forma as adjusted basis	6,233	—	—
Series B authorized 5 million shares, issued and outstanding 2,052,479, liquidation preference $13.51, no shares outstanding on a pro forma and on a pro forma as adjusted basis	20,293	—	—
Series C authorized 2 million shares, issued and outstanding 50,000, no shares outstanding on a pro forma and on a pro forma as adjusted basis(1)	493	—	—
Shareholders’ equity:
Common stock, W500 par value:
30 million common shares authorized; 10,500,000 common shares issued and outstanding (14,907,216 common shares issued and outstanding on a pro forma basis and 18,907,216 common shares issued and outstanding on a pro forma as adjusted basis)(2)	4,537	6,651	8,570
Additional paid-in capital	4,619	42,666	92,547
Retained earnings	15,582	15,582	15,582
Accumulated other comprehensive income	4,349	4,349	4,349

Total shareholders’ equity	29,087	69,248	121,048

Total capitalization	$56,419	$69,561	$121,361

Notes:

(1)	On an actual basis, this excludes 876,167 shares of Series C preferred shares held by Melody Share Corporation, which is required to be consolidated into our financial statements.

(2)	Assumes no exercise of over-allotment options and outstanding stock options.

DILUTION
      If you invest in our ADSs through this offering, your interest will be diluted to the extent of the difference between the assumed initial public offering price per ADS and the net tangible book value per ADS immediately after the completion of this offering.
      Net tangible book value per ADS represents the amount of our total tangible assets and total liabilities, divided by the number of ADS equivalents outstanding, assuming the conversion of 876,167 shares of our convertible redeemable Series C preferred stock, currently held by Melody Share Corporation, into 876,167 shares of our common stock and their sale in the form of ADSs at an assumed initial public offering price of US$15.00 per ADS, and assuming the use of proceeds from the sale of these 876,167 ADSs to repay Melody Share Corporation’s short-term debt which appears on our balance sheet. As of September 30, 2005, our net tangible book value was US$49.0 million, or US$3.29 per share (or US$3.29 per ADS). After giving effect to the sale by us of 4,000,000 ADSs in this offering at an assumed initial public offering price of US$15.00 per ADS, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us, the net tangible book value at September 30, 2005 would have been US$100.8 million, or approximately US$5.33 per share (or US$5.33 per ADS). This represents an immediate increase in net tangible book value of US$2.04 per share (or US$2.04 per ADS) to our existing shareholders and an immediate dilution in net tangible book value of US$9.67 per share (or US$9.67 per ADS) to new investors purchasing ADSs in this offering.
      The following table illustrates this dilution on a per ADS basis:

Assumed initial public offering price per ADS		$15.00
Net tangible book value per ADS as of September 30, 2005	3.29
Increase in net tangible book value per ADS attributable to the sale of ADSs in the offering	2.04

Net tangible book value per ADS after giving effect to this offering		5.33

Dilution per ADS to new investors		$9.67

      The following table sets forth, as of September 30, 2005, the differences between the existing shareholders and the new investors in respect of the number of ADSs or ADS equivalents purchased from us, the total consideration paid and the average price per ADS or ADS equivalent paid by existing shareholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of US$15.00 per ADS.

	ADSs or ADS equivalents
	purchased		Total consideration		Average price
					per ADS or
	Number	Percent	Amount	Percent	ADS equivalent

	(In thousands)		(In thousands of $)
Existing shareholders	14,907	78.8%	$49,317	45.1%	$3.31
New investors	4,000	21.2	60,000	54.9	15.00

Total	18,907	100.0%	$109,317	100.0%

      The foregoing discussions and tables on the number of ADSs outstanding as of September 30, 2005, which:

•	includes 3,531,049 ADSs that will be issued upon conversion of all of our outstanding convertible redeemable preferred stock, except that held by Melody Share Corporation; and

•	includes 876,167 ADSs that will be issued upon conversion of 876,167 shares of our convertible redeemable Series C preferred stock, currently held by Melody Share Corporation, which is required to be consolidated into our financial statements; but

•	excludes 1,452,626 ADSs that will be subject to issuance upon exercise of the stock options that we granted under our stock option plans; and

•	excludes 900,000 ADSs subject to issuance by us if the underwriters exercise their option in full.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA
      The balance sheet data as of December 31, 2003 and 2004, and the statement of operations data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited financial statements and related notes thereto included elsewhere in this prospectus. The balance sheet data as of December 31, 2002 is derived from our audited financial statements and related notes thereto not included in this prospectus. The balance sheet data as of December 31, 2000 and 2001, and the statement of operations data for the period from June 16, 2000, the date of our inception, through December 31, 2000 and for the year ended December 31, 2001 are derived from our unaudited financial statements not included in this prospectus. The balance sheet data as of September 30, 2005, and the statement of operations data for the nine months ended September 30, 2004 and 2005 are derived from our unaudited financial statements and related notes thereto included elsewhere in this prospectus.
      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The information set forth below is not necessarily indicative of results that should be expected for future periods, and results for the nine months ended September 30, 2005 are not necessarily indicative of results of operations to be expected for the full year. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus.

						For the nine months ended
	For the years ended December 31,					September 30,

Actual	2000(1)	2001	2002	2003	2004(2)	2004	2005(2)

	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(In thousands of $, except share and per share data)
Income statement data:
Revenues:
Service revenues(3)
Carrier application services	$—	$—	$4,682	$12,756	$24,670	$15,601	$43,540
Content services	—	1,176	4,580	11,448	18,176	11,446	13,872
Professional and other services	807	4,328	10,892	10,370	9,423	7,231	6,415

Total service revenues	807	5,504	20,154	34,574	52,269	34,278	63,827

System sales(3)	878	14,033	23,212	24,470	10,563	5,907	6,248

Total revenues	1,685	19,537	43,366	59,044	62,832	40,185	70,075

Costs and expenses:
Cost of service revenues (exclusive of depreciation and amortization, as shown below)(3)	535	6,401	12,591	17,766	22,585	15,586	23,292
Cost of system sales (exclusive of depreciation and amortization, as shown below)(3)	844	10,172	21,260	20,311	7,813	4,919	4,049
Depreciation and amortization	32	233	543	1,244	2,490	1,622	3,104
Selling and marketing	39	227	1,454	2,841	2,601	1,236	3,538
General and administrative	563	2,369	3,511	7,300	14,355	9,830	16,668
Research and development	—	—	1,020	1,374	3,760	1,738	8,805
Stock compensation (Note A)	—	—	—	—	3,029	2,777	3,163

Total costs and expenses	2,013	19,402	40,379	50,836	56,633	37,708	62,619

Operating income (loss)	(328)	135	2,987	8,208	6,199	2,477	7,456
Other income (loss)
Interest income, net	51	87	110	303	367	284	292
Foreign exchange gain (loss), net	(18)	(6)	(10)	5	(574)	7	122
Investment income (loss)	—	31	—	(145)	—	—	—

Total other income (loss)	33	112	100	163	(207)	291	414

						For the nine months ended
	For the years ended December 31,					September 30,

Actual	2000(1)	2001	2002	2003	2004(2)	2004	2005(2)

	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(In thousands of $, except share and per share data)
Income (loss) before taxes, minority interest and earnings from equity method investment	$(295)	$247	$3,087	$8,371	$5,992	$2,768	$7,870
Income taxes	(77)	70	1,153	2,583	2,156	939	2,552

Income (loss) before minority interest and earnings from equity method investment	(218)	177	1,934	5,788	3,836	1,829	5,318
Minority interest	(2)	—	—	—	—	—	687
Earnings (loss) from equity method investment	—	(93)	1	201	113	33	(134)

Net income (loss)	$(216)	$84	$1,935	$5,989	$3,949	$1,862	$5,871

Accretion of preferred shares	$—	$—	$(371)	$(283)	$(505)	$(227)	$(871)
Amounts allocated to participating preferred shareholders	—	—	(253)	(871)	(770)	(336)	(1,537)

Net income (loss) attributable to common stockholders	$(216)	$84	$1,311	$4,835	$2,674	$1,299	$3,463

(Loss) earning per share — basic	$(0.06)	$0.01	$0.13	$0.48	$0.26	$0.13	$0.33

(Loss) earning per share — diluted (4)	$(0.06)	$0.01	$0.13	$0.48	$0.26	$0.13	$0.28

Weighted average number of shares — basic	3,725,234	9,610,959	10,000,000	10,000,000	10,293,151	10,221,612	10,500,000

Weighted average number of shares — diluted	3,725,234	9,610,959	10,000,000	10,000,000	10,326,993	10,237,719	10,580,229

Note A:	The following stock compensation expenses resulting from our stock options, ESOA and VSOs and the VSO Cash Rights and the KSO Cancellee Cash Rights are not included in the following expense categories:

						For the nine months
	For the years ended December 31,					ended September 30,

	2000(1)	2001	2002	2003	2004(2)	2004	2005(2)

	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(In thousands of $, except share and per share data)
Cost of services revenues	$—	$—	$—	$—	$1,024	$994	$227
Cost of system sales	—	—	—	—	326	310	27
General and administrative	—	—	—	—	1,041	969	2,189
Research and development	—	—	—	—	638	504	720

	$—	$—	$—	$—	$3,029	$2,777	$3,163

	As of December 31,					As of
						September 30,
	2000	2001	2002	2003	2004	2005

	(unaudited)	(unaudited)
	(In thousands of $, except share and per share data)
Balance sheet data:
Cash and cash equivalents	$471	$2,318	$2,793	$10,826	$17,817	$18,853
Restricted cash(5)	—	—	—	—	—	8,069
Total current assets	6,025	9,347	22,604	26,038	40,657	64,673
Working capital(6)	2,088	2,447	4,903	11,776	18,890	26,275
Property, plant and equipment, net	198	913	2,532	4,646	8,119	9,280
Total assets	7,124	11,077	29,940	32,280	73,364	98,047
Short-term debt	—	—	—	—	—	9,209
Total current liabilities	3,937	6,900	17,701	14,262	21,767	38,398
Total liabilities	3,987	7,378	18,417	14,843	24,328	41,628
Minority interest	157	—	—	—	—	313
Series A, Series B and Series C convertible redeemable preferred stock	—	—	5,497	5,780	25,660	27,019
Total stockholders’ equity	2,980	3,699	6,026	11,657	23,376	29,087

		As of and for the nine
	As of and for the year	months ended
	ended December 31,	September 30,
	2004	2005

Selected operational data for carrier application services:
Ringback tones:
Number of carriers(7)	5	6
Number of accessible subscribers(8) (in millions)	102.3	120.3
Number of ringback tone subscribers(9) (in millions)	9.6	13.7
Inter-carrier messaging:
Number of carriers(7)	18	27
Number of accessible subscribers(8) (in millions)	95.5	139.0
Number of messages delivered(10) (in millions)	5,895	11,622
Music-on-demand:
Number of carriers(7)	1	1
Number of accessible subscribers(8) (in millions)	18.8	19.3
Number of music-on-demand subscribers(11) (in millions)	N/A	0.5

N/A = not available
Notes:

(1)	Represents activity from the date of our inception, which was June 16, 2000.

(2)	Reflects our acquisition of WiderThan Americas effective October 8, 2004.

(3)	The following information sets forth our related party revenues and costs from SK Telecom and other affiliated companies within the SK Business Group included in the following line items for the relevant periods.

				For the nine
				months ended
	For the year ended			September 30,
	December 31,			(unaudited)

Actual	2002	2003	2004	2004	2005

	(In thousands of $)
Service revenues	$18,681	$34,273	$46,646	$32,634	$44,415
System sales	11,580	23,601	4,436	946	3,617
Cost of service revenues	10	940	1,464	522	1,046
Cost of system sales	6,631	1,018	9	4	79

(4)	Our diluted earnings per share is calculated as net income divided by our diluted weighted average shares outstanding. We have various securities, which are potentially dilutive to the basic earnings per share calculations, including the employee stock options and the Series A, B and C convertible redeemable preferred shares. As the Series A and Series B convertible redeemable preferred shares have redemption and beneficial conversion accretion that would be added back in the “as converted” calculation for the diluted earnings per share, which causes additional income to be added back to the basic net income, the effects of the Series A, B and C convertible redeemable preferred shares are excluded from the actual earnings per share calculation. The effect of the Series A and Series B convertible redeemable preferred shares is excluded from the 2002 and for the nine months ended September 30, 2004 and 2005 diluted earnings per share calculation as its effect is anti-dilutive.

(5)	Restricted cash represents cash that we are required to hold in escrow until the Series C preferred shares held by Melody Share Corporation are either converted and sold in this offering or redeemed in order to repay the short-term debt of Melody Share Corporation in the event we do not complete this offering. Upon completion of this offering and the repayment of the short-term debt, the restrictions on this cash will lapse.

(6)	Working capital is calculated as current assets less current liabilities.

(7)	Represents the aggregate number of carriers with which we had a contractual arrangement to provide the relevant service during the relevant period.

(8)	Represents the approximate aggregate number of our carrier customers’ wireless subscribers at the end of the relevant period as reported publicly by our carrier customers.

(9)	Represents the aggregate number of subscribers to the ringback tone service provided by our carrier customers during the relevant period.

(10)	Represents the aggregate number of messages delivered by means of our inter-carrier messaging service on behalf of our carrier customers during the relevant period.

(11)	Represents the number of subscribers for SK Telecom’s MelOn music-on-demand service as publicly disclosed by SK Telecom.

Quarterly Results of Operations
      The following tables present our unaudited actual quarterly results of operations for the seven quarters through September 30, 2005 and unaudited pro forma quarterly results of operations for the seven quarters through September 30, 2005. You should read the following table in conjunction with the consolidated financial statements, related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial condition and results of operations for the quarters presented.

	Three months ended (unaudited)

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
Actual	2004	2004	2004	2004(1)	2005(1)	2005(1)	2005(1)

	(In thousands of $, except share and per share data)
Revenues:
Service revenues(2)
Carrier application services	$4,059	$5,339	$6,218	$9,251	$12,153	$13,860	$17,497
Content services	3,057	4,023	4,376	6,866	5,735	3,979	4,152
Professional and other services	2,374	2,488	2,367	2,177	2,180	2,082	2,152

Total service revenues	9,490	11,850	12,961	18,294	20,068	19,921	23,801

System sales(2)	624	951	4,358	4,785	2,196	2,283	1,773

Total revenues	10,114	12,801	17,319	23,079	22,264	22,204	25,574

Costs and expenses:
Cost of service revenues(2)(3)	4,495	5,383	5,716	7,080	7,168	7,285	8,824
Cost of system sales(2)(3)	793	935	3,209	2,953	1,048	1,566	1,438
Depreciation and amortization	443	527	653	883	980	1,051	1,072
Selling and marketing	366	224	647	1,411	961	1,324	1,254
General and administrative	2,895	3,484	3,454	4,580	5,673	5,288	5,703
Research and development	525	554	660	2,092	2,507	3,041	3,257
Stock compensation (Note A)	2	2,700	77	216	558	636	1,962

Total costs and expenses	9,519	13,807	14,416	19,215	18,895	20,191	23,510

Operating income (loss)	595	(1,006)	2,903	3,864	3,369	2,013	2,064
Other income (loss)	88	121	83	(528)	182	160	73
Income (loss) before taxes, minority interest and earnings from equity method investment	683	(885)	2,986	3,336	3,551	2,173	2,137
Income taxes	232	(300)	1,013	1,261	909	643	996
Minority interest	—	—	—	—	—	—	687

Earnings (loss) from equity method investment	(80)	26	88	83	(115)	57	(74)

Net income (loss)	$371	$(559)	$2,061	$2,158	$2,527	$1,587	$1,754

Accretion of preferred shares	$(74)	$(75)	$(77)	$(288)	$(328)	$(297)	$(246)

Amounts allocated to participating preferred shareholders	(82)	—	(284)	(507)	(642)	(586)	(475)

Net income (loss) attributable to common shareholders	$215	$(634)	$1,700	$1,363	$1,557	$704	$1,033

Earning (loss) per share — basic	$0.02	$(0.07)	$0.16	$0.13	$0.15	$0.08	$0.10

Earning (loss) per share — diluted (4)	$0.02	$(0.07)	$0.16	$0.13	$0.15	$0.08	$0.06

Weighted average number of shares — basic	10,000,000	10,164,835	10,500,000	10,500,000	10,500,000	10,500,000	10,500,000

Weighted average number of shares — diluted	10,000,000	10,164,835	10,500,000	10,500,000	10,523,177	10,510,517	10,580,229

Note A:	The following stock compensation expenses resulting from our stock options, ESOA and VSO are not included in the following expense categories:

	Three months ended (unaudited)

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2004	2004	2004	2004(1)	2005(1)	2005(1)	2005(1)

	(In thousands of $, except share and per share data)
Cost of services revenue	$—	$994	$—	$15	$54	$57	$115
Cost of system sales	—	311	—	12	5	7	16
General and administrative	2	891	77	59	382	434	1,362
Research and development	—	504	—	130	117	138	469

	$2	$2,700	$77	$216	$558	$636	$1,962

Notes:

(1)	Reflects our acquisition of WiderThan Americas effective October 8, 2004.

(2)	The following information sets forth our related party revenues and costs from SK Telecom and other affiliated companies within the SK Business Group included in the following line items for the relevant periods.

	For the three months ended (unaudited)

	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005

	(In thousands of $)
Service revenues	$8,975	$11,791	$11,888	$14,147	$14,337	$13,598	$16,259
System sales	601	316	25	3,647	974	1,596	1,035
Cost of service revenues	37	220	267	979	173	259	609
Cost of system sales	—	1	2	5	3	17	59

(3)	Excludes depreciation and amortization.

(4)	Our diluted earnings per share is calculated as net income divided by our diluted weighted average shares outstanding. We have various securities, which are potentially dilutive to the basic earnings per share calculations, including the employee stock options and the Series A, Series B and Series C convertible redeemable preferred shares. As the Series A and Series B convertible redeemable preferred shares have redemption and beneficial conversion accretion that would be added back in the “as converted” calculation for the diluted earnings per share, which causes additional income to be added back to the basic net income, the effects of the Series A and Series B convertible redeemable preferred shares are excluded from the actual “earnings per share calculation.” The effects of the Series A and Series B convertible redeemable preferred shares are excluded from the actual earnings per share calculation for the three months ended March 31, 2004, June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005 as their effects are anti-dilutive. The pro forma statements of operations assume the conversion of the Series A and Series B convertible redeemable preferred shares, the issuance and conversion of the Series C convertible redeemable preferred shares, and the issuance of VSO replacement stock options, which are therefore considered outstanding for the calculation of pro forma basic and diluted earnings per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion is provided as a supplement to the financial statements and footnotes appearing elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of operations
Introduction
      We are a leading provider of integrated mobile entertainment solutions for wireless carriers. Our leadership is based on our track record of having introduced several applications that we believe were among the first to be deployed in the world through SK Telecom in Korea. Our mobile entertainment solutions consist of carrier application services, content services, professional services and system sales. Our solutions enable wireless carriers to offer a broad range of mobile entertainment such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services to their subscribers.

Carrier application services
      Our carrier application services are our core offering from which we generate the largest portion of our revenues. Through these carrier application services, we design and develop mobile entertainment applications that we then manage and operate for and on behalf of our carrier customers. We have developed several carrier application services for the global market, including ringback tone service, which enables callers to hear music while waiting for the call recipient to answer, and music-on-demand, which enables subscribers to download music to MP3-enabled mobile phones.
      For our services, we receive from our carrier customers any combination of (i) a percentage of the carrier’s monthly subscription and/or transaction revenue, (ii) a fixed fee per transaction or (iii) a fixed fee per period. Under revenue share agreements, we share in the revenues generated by our carrier customers by receiving a percentage of the revenues generated by the carriers through our carrier application services. Our carrier customers may charge their subscribers either a monthly subscription fee or a per transaction fee or both depending on their revenue and billing models. Under fixed fee per transaction arrangements, we receive from our carrier customers a fixed fee per every transaction made by the users of such carrier customers. Under fixed fee per period arrangements, we generally receive monthly fixed fees from our carrier customers for our services.
      The following table sets forth the percentage breakdown of our revenues based on our method of revenue generation.

	Year ended	Nine months ended
	December 31, 2004	September 30, 2005

Revenue share:
Percentage of carrier monthly subscription fees	56.8%	41.1%
Percentage of carrier transaction fees	8.4	4.6

Subtotal	65.2	45.7
Fixed fee per transaction	7.7	26.0
Fixed fee per period	27.1	26.3

Total	100.0%	100.0%

      We began our strategic focus on carrier application services in 2003, as we shifted our focus away from system sales, which involve the sale of hardware together with software that carriers can operate on their own. Based on our revenue model and our historical results, we believe that over the long term, carrier application services provide us with an opportunity to earn more revenue and achieve a higher margin, through revenue share arrangements with our carrier customers. In addition, they enable us to maintain closer, longer-term relationships with our carrier customers as compared to a one-time system sale. Most of these services involve complex applications that are deeply embedded within the carrier infrastructure, usually connecting directly into the carrier’s core network systems, and thus, are integrated into the operations of our carrier customers in terms of both personnel and technology.
      Our costs of implementing and delivering our carrier application services are deferred over the contract period and generally correspond to revenue as it is earned. More specifically, all costs incurred relating to the purchase of hardware and development of software are capitalized and depreciated as operating expenses over the expected life of the contract beginning when service implementation is completed and the service is being used in a revenue generating capacity. However, our carrier application services also require us to incur significant other expenses up-front, such as sales and business development expenses incurred during long carrier sales cycles, general and administrative expense for establishing and operating new offices in new markets and labor costs for personnel that we are unable to allocate to a single, specific project. In addition, our up-front costs include expenses for research and development of software, which are expensed as they are incurred. Meaningful revenue then typically trails these up-front expenses for periods of up to six to twelve months as our carrier customers launch their services and their subscribers begin purchasing the services. In 2004, we launched our ringback tone service for T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines. We also launched our music-on-demand service for SK Telecom in Korea. As a result, we experienced significant increases in cost and expenses in 2004, without a corresponding proportionate revenue increase.
      We expect that revenue from these implementations will begin to increase meaningfully during 2005. However, to the extent that we continue to pursue and roll-out new services for carriers, we expect this trend of incurring higher up-front costs ahead of revenue to continue. During 2005, for example, we entered into contracts to provide ringback tone carrier application services to Excelcom in Indonesia and TMN in Portugal. As a result, we expect that our results of operations will again in 2005 reflect to a certain extent increased costs relative to revenue.
      We believe that the drivers of growth in our carrier application services are, among other things, the number of carrier customers we have, number of subscribers that use our services, the number of content downloads or selections by subscribers that use our services and the price charged by the carriers for our services (for our revenue share arrangements).
      The following table sets forth selected operating data for our principal carrier application services for the periods indicated:

		As of and for the nine
	As of and for the year	months ended
	ended December 31,	September 30,
	2004	2005

Selected Operational Data for Carrier Application Services:
Ringback tones:
Number of carriers(1)	5	6
Number of accessible subscribers(2) (in millions)	102.3	120.3
Number of ringback tone subscribers(3) (in millions)	9.6	13.7
Inter-carrier messaging:
Number of carriers(1)	18	27
Number of accessible subscribers(2) (in millions)	95.5	139.0
Number of messages delivered(4) (in millions)	5,895	11,622
Music-on-demand:
Number of carriers(1)	1	1
Number of accessible subscribers(2) (in millions)	18.8	19.3
Number of music-on-demand subscribers(5) (in millions)	N/A	0.5

N/A = not available
Notes:

(1)	Represents the aggregate number of carriers with which we had a contractual arrangement to provide the relevant service during the relevant period.

(2)	Represents the approximate aggregate number of our carrier customers’ wireless subscribers at the end of the relevant period as reported publicly by our carrier customers.

(3)	Represents the aggregate number of subscribers to our ringback tone service provided by our carrier customers during the relevant period.

(4)	Represents the aggregate number of messages delivered by our inter-carrier messaging service on behalf of our carrier customers during the relevant period.

(5)	Represents the number of subscribers for SK Telecom’s MelOn music-on-demand service as publicly disclosed by SK Telecom.

Content services
      Our content services involve the delivery of content, such as ringback tones, ringtones and mobile games, to wireless subscribers through application service providers such as ourselves or through a carrier’s own applications. We primarily acquire our content through licensing agreements with music label companies, game developers and other content providers. We generally earn revenue based on the number of downloads or packets of content accessed, and we are paid by the carrier either through a revenue share arrangement or on a fixed fee per transaction basis.
      We began our content services as a provider of music content as well as graphics. In 2002, however, we launched our game publishing business in Korea. During 2004, we began a strategic initiative to expand our game publishing business both in Korea and globally. As a result, we expect that in 2005, revenue from our game business as a proportion of total content services revenue will increase. In addition, beginning in 2003, we partnered with SK Telecom to offer certain of our ringback tones, ringtones, games and other content to prospective subscribers of SK Telecom in a series of marketing campaigns designed to promote content usage by SK Telecom subscribers. While our content was offered free of charge to these end-users, SK Telecom paid us for a significant portion of the revenues that we would have otherwise generated from this content offering if such content were paid for. In 2003 and 2004, we derived approximately 5.3% and 5.8%, respectively, of our total revenues from such co-promotional content offerings. As SK Telecom has been de-emphasizing its co-promotional campaigns, we currently do not expect to generate significant revenue from co-promotional content offerings in 2005 or thereafter.
Our relationship with SK Telecom
      We were founded in June 2000 to develop and operate comprehensive mobile entertainment applications for SK Telecom, the dominant wireless carrier in Korea. In 2002, nearly all of our business was generated from SK Telecom. While only approximately 67% of our revenue in 2002 was paid directly by SK Telecom, nearly all of the remainder of our revenue came from SK Telecom vendors for whom we acted as a subcontractor. We generated approximately 98% of our revenues in 2003 from SK Telecom, which decreased to approximately 80% in 2004 and to approximately 67% in the nine months ended September 30, 2005. Although we have significantly expanded our customer base since then, we expect to continue to derive a significant portion of our revenue from SK Telecom for the foreseeable future.
      In addition, through 2003, SK Telecom and its affiliates together held a greater than 60% ownership stake in us. As of the date of this prospectus, SK Telecom and its affiliates were still our related parties, owning 24.9% of our outstanding voting shares. See “Principal and Selling Shareholders”.
      For more information on our relationship with SK Telecom, the SK Business Group and their affiliates, see “Related Party Transactions” and note 17 to our consolidated financial statements as of and for the year ended December 31, 2004.

Global expansion
      Based on the experience we accumulated in Korea through SK Telecom, we expanded our international sales by targeting markets where our applications and services were likely to be accepted. In 2002 and 2003, for example, we made one-time ringback tone and other system sales to wireless carriers in Israel, Singapore, Taiwan and Vietnam.
      We also began our expansion into the United States during 2003. Through these efforts, we were able to secure contracts with T-Mobile USA for a ringback tone system sale as well as carrier application service for ringback tone. Around the same time, through our business development and sales efforts, we entered into a partnership with Ztango, Inc., a provider of wireless messaging and multimedia services primarily for U.S. carriers, including Cingular Wireless, Sprint PCS and Verizon Wireless. Ultimately in October 2004, we acquired Ztango and changed its name to WiderThan Americas. We completed our integration efforts at the end of 2004 and are now leveraging its wireless carrier relationships and operating experience in the mobile entertainment market in order to facilitate and expedite the sale of our services for wireless carriers in the Americas. For example, in November 2004, we launched our ringback tone service for Verizon Wireless. During 2005, we expect our business in the United States to expand.
      In connection with this acquisition, we issued 2,052,479 shares of Series B convertible preferred stock, which were valued at US$19.4 million on the acquisition date, to the then existing shareholders of Ztango. We accounted for the WiderThan Americas acquisition using the purchase method. The excess of the purchase price over the fair value of assets acquired and liabilities assumed was allocated to residual goodwill. As of December 31, 2004, residual goodwill reflected on our balance sheet was US$18.4 million. In accordance with the purchase method of accounting, the operating results of WiderThan Americas have been included in our consolidated operating results from the acquisition date of October 8, 2004. Revenues from operations of WiderThan Americas represented 6.6% of our total consolidated revenue for the year ended December 31, 2004 and 18.6% of revenue on a pro forma basis as if the acquisition of WiderThan Americas occurred on January 1, 2004. On a pro forma basis, for 2004, WiderThan would have recorded revenues of US$71.6 million and net income of US$3.9 million. For additional information on a pro forma basis, see “Unaudited Pro Forma Consolidated Financial Information.” In 2003, WiderThan Americas generated revenues of US$5.3 million and net loss of US$2.2 million. During the period from January 1, 2004 to October 8, 2004, WiderThan Americas generated revenues of US$8.8 million and net loss of US$0.6 million.
      We further expanded globally, establishing branch offices in the United Kingdom in 2003 and in India and the Philippines in 2004 and winning contracts for our ringback tone solutions in each of those markets. During 2005, we entered into additional contracts to provide ringback tone application solutions to Hutchison 3G in the United Kingdom, Excelcom in Indonesia and TMN in Portugal. In order to support these new contracts, we plan to hire new personnel, establish subsidiaries or branch offices and purchase property and equipment as needed. As we expand into new geographic markets through new carrier contracts, we expect to continue to make those types of expenditures. For 2005, we expect to incur approximately US$7.7 million in expenditures for this global expansion, which we expect to fund with cash from operating activities.
Stock compensation expenses
      Historically, we have used three different types of equity incentive compensation: (i) employee stock options, (ii) issuance of common shares to an employee stock ownership association and (iii) virtual stock options issued by WiderThan Americas. We have typically issued stock options, our most common form of equity compensation, to our management team as additional incentive compensation. The shares issued to the employment stock ownership association were issued for the benefit of our non-management employees in order to recognize past performance. In addition, in connection with our acquisition of WiderThan Americas, WiderThan Americas granted virtual stock options, which are stock appreciation rights settled in cash, to employees of WiderThan Americas in exchange for pre-existing options and in order to provide equity-based incentive compensation to such employees.

      For the year ended December 31, 2004, we recorded stock compensation expenses for each of these three items. For each of these equity-based compensation methods, fair market value was determined by an independent third party valuation firm using the Black-Scholes valuation model. The total stock compensation amount recorded in 2004 was US$3.0 million, which consisted of the following:

•	We issued to members of our management team 170,000 stock options in March 2004 at an exercise price of US$3.90 and 624,000 stock options in December 2004 at an exercise price of US$4.26. Total compensation expense in 2004 for these options was US$0.2 million. Based on our use of the fair value recognition method contained in Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation for the accounting of stock-based employee compensation, absent any changes to the current options, we will recognize stock compensation expense with respect these stock options in the amounts of US$1.5 million, US$1.4 million and US$0.5 million during 2005, 2006 and 2007, respectively.

•	In June 2004, we issued 500,000 shares to our non-management employees at a price of US$0.86 per share through our employee stock ownership association. Based upon the excess of the fair market value of these shares over the purchase price, we recognized US$2.7 million of compensation expense. Because ownership of these shares is not contingent upon these employees’ continued employment with us, we recognized a one-time compensation charge in 2004.

•	In October 2004, WiderThan Americas granted 426,149 virtual stock options. Stock compensation expense (benefit) is recognized for changes in the fair value of the virtual stock options on each balance sheet date. In 2004, such expenses amounted to US$0.2 million.
      In August 2005, all of the virtual stock options, also called “VSOs”, granted by WiderThan Americas were cancelled. As a result of the cancellation of the VSOs, we eliminated our VSO liability of US$0.8 million with a corresponding charge to cash rights liability.
      In exchange, holders of these virtual stock options were awarded cash rights, called VSO Cash Rights or VSO Replacement Cash Rights, and, if eligible, employee stock options (this cancellation and exchange is referred to as the VSO Exchange). For details of this transaction, see “Management — VSO exchange”. Each VSO Cash Right entitles the holder to receive the excess of our initial public offering price per ADS (less underwriting commission) over US$9.37. Payments to holders of VSO Cash Rights are due on June 30, 2006. In accordance with SFAS 123, we will record any changes in the fair value of the VSO Cash Rights in excess of the amounts already recognized on the VSOs being replaced as compensation expense. Assuming the mid-point of the offering price range set forth on the cover page of this prospectus, which is US$15.00 per ADS, we expect to recognize stock compensation expense with respect to these VSO Cash Rights of US$1.3 million during the fourth quarter of 2005.
      These VSO Cash Rights were issued by Melody Share Corporation, a special purpose company incorporated in the Cayman Islands. Melody Share Corporation is supported by WT Investor Corp., a corporation formed by two of our shareholders, which provided an effective guarantee of a Melody Share Corporation loan through a put agreement. Under FASB Interpretations No. 46(R), or FIN 46(R), WT Investor Corp. has a variable interest in Melody Share Corporation due to its effective guarantee of Melody Share Corporation’s loan and, as a result, WT Investor Corp. is required to consolidate Melody Share Corporation. In addition, under FASB Interpretations No. 46(R), or FIN 46(R), we have a variable interest in WT Investor Corp. As a result, we are required to consolidate both WT Investor Corp. and Melody Share Corporation.
      Therefore, our consolidated financial statements reflect as a liability, Melody Share Corporation’s obligations under the VSO Cash Rights as well as the KSO Cancellee Cash Rights described below. In addition, in connection with the VSO exchange, Melody Share Corporation also obtained a loan from a bank, supported by WT Investor Corp. Support was provided in the form of a put agreement pursuant to which this corporation agreed to purchase from the lender or Melody Share Corporation the Series C preferred shares that Melody Share Corporation pledged as security to the lender if Melody Share Corporation becomes unable to repay the loan in full. As a result of our consolidating WT Investor Corp.

and Melody Share Corporation, this loan is also reflected in our consolidated financial statements. Notwithstanding these liabilities appearing on our consolidated financial statements, however, these liabilities are obligations of Melody Share Corporation and, other than our obligation to reimburse WT Investor Corp. for up to US$170,000 in expenses in the event that WT Investor Corp. does not receive any of the facilitation fee to which it may be entitled upon completion of this offering, we do not have any other obligation in connection with such liabilities. In addition, we do not own any of the equity of either WT Investor Corp. or Melody Share Corporation.
      In June 2005, as part of the VSO Exchange, we issued an aggregate of 326,126 stock options at an exercise price of $8.45 to former VSO holders, contingent upon each holders’ cancellation of the VSOs. As the VSOs were cancelled on August 11, 2005, the contingency was resolved and, therefore, we commenced the recognition of stock compensation expense associated with these stock options beginning on that date. These options vest two years from the date of issuance and expire seven years from the date of issuance. We will recognize the fair value of these 326,126 stock options, in accordance with SFAS No. 123, over the vesting period.
      In addition, on August 11, 2005, one board member and one employee forfeited 116,000 stock options previously granted. On the exchange date, the 116,000 partially vested options were exchanged for fully vested cash rights, or KSO Cancellee Cash Rights. Similar to the VSO Cash Rights, the KSO Cancellee Cash Rights entitle the holders to receive the excess of the price per ADS in our initial public offering (less underwriting commission) over $9.37. In accordance with SFAS 123, we have accounted for this transaction as an exchange of a non-vested award for a vested award, and recognized the difference between the fair value of the cancelled options of US$0.6 million and the compensation expense amount previously recognized for the partially vested stock options as of August 11, 2005 (US$0.2 million); therefore, we recognized an additional US$0.4 million of compensation expense on August 11, 2005. As we are required to consolidate Melody Share Corporation, our consolidated financial statements reflect the liability for the KSO Cancellee Cash Rights just as they reflect the liability for the VSO Cash Rights. As with the VSO Cash Rights, however, this liability is the obligation of Melody Share Corporation and we do not have any other obligation in connection with such liability. We will recognize any incremental change in the value of the KSO Cancellee Cash Rights above US$0.6 million as compensation expense and an increase to the KSO Cancellee Cash Rights liability. Assuming the mid-point of the offering price range set forth on the cover page of this prospectus, which is US$15.00 per ADS, we expect to recognize stock compensation expense with respect to these KSO Cancellee Cash Rights of US$0.2 million during the fourth quarter of 2005.
      For the nine months ended September 30, 2005, we recorded stock compensation expense of US$3.2 million, which consisted of the following:

•	US$1.5 million relating to stock options granted (and forfeited) prior to September 30, 2005. We granted 131,000 options in February 2005, 370,750 options in June 2005, and 52,000 options in September 2005, at exercise prices of US$6.00, US$8.45 and US$8.45, respectively. In addition, as mentioned above, in June 2005, as part of the VSO Exchange, we issued an aggregate of 326,126 stock options at an exercise price of $8.45 per share to former VSO holders, contingent upon each of the holder’s cancellation of the VSOs. As the VSOs were cancelled on August 11, 2005, the contingency was resolved and we commenced the recognition of stock compensation expense associated with these stock options. All of these options vest according to different schedules ranging from two to four years from their date of grant. We will recognize stock compensation expense with respect to these options in the amounts of US$0.7 million, US$2.7 million, US$1.2 million, US$0.3 million and US$97,000 during 2005, 2006, 2007, 2008 and 2009, respectively.

•	US$0.4 million for changes in the fair value of the virtual stock options between December 31, 2004 and the date of their cancellation in August 2005.

•	US$0.2 million for changes in the value of the VSO Cash Rights from the date they were issued in August 2005 to September 30, 2005.

•	US$0.4 million relating to the issuance of the KSO Cancellee Cash Rights, as explained above.

•	US$0.6 million relating to fees incurred in connection with the creation of Melody Share Corporation and the execution of the VSO exchange.
      In the future, we expect to provide equity compensation to our employees through stock options and not through issuance of shares to the employee stock ownership association or through the use of virtual stock options, other stock appreciation rights or cash rights.
Foreign exchange effects
     Reporting currency
      We have selected the U.S. dollar as our reporting currency in accordance with Rule 3-20 of Regulation S-X under the U.S. Securities Act, which permits an issuer to use any reporting currency it deems appropriate. During 2002, 2003 and 2004 and during the nine months ended September 30, 2005, the substantial majority of our revenue was earned in Korean Won. Therefore, for example, to the extent the Korean Won appreciates against the U.S. dollar and our Korean Won revenue remains the same, the revenues that we report in U.S. dollars will be positively affected. Alternatively, if the Korean Won depreciates against the U.S. dollar, the revenues that we report in U.S. dollars will be negatively affected.
      During 2003 and 2004, the Korean Won appreciated against the U.S. dollar by 5.3% and 4.1%, respectively (based on the average exchange rates for the applicable year). In the nine months ended September 30, 2005, the Korean Won appreciated against the U.S. dollar by 14.1% as compared to the nine months ended September 30, 2004 (based on the average exchange rates for the applicable interim periods). As a result, during such periods, a portion of our increases in certain of our income statement items and balance sheet items were attributable to the appreciation of the Korean Won against the U.S. dollar. For example, our revenues in the nine months ended September 30, 2005 include an increase of US$5.9 million from the nine months ended September 30, 2004 solely as a result of the 14.1% appreciation of the Korean Won against the U.S. dollar to the average exchange rate of W1,020 to US$1.00 for the nine months ended September 30, 2005 from the average exchange rate of W1,163 to US$1.00 for the nine months ended September 30, 2004, based on retranslating the revenue for the nine months ended September 30, 2005 at the average exchange rate for the nine months ended September 30, 2004. Our revenues in 2004 include an increase of US$2.1 million from 2003 solely as a result of the 4.1% appreciation of the Korean Won against the U.S. dollar to the average exchange rate of W1,145 to US$1.00 for the year ended December 31, 2004 from the average exchange rate of W1,192 to US$1.00 for the year ended December 31, 2003, based on retranslating the 2004 revenue at the 2003 average exchange rate. Our revenues in 2003 include an increase of US$2.9 million from 2002 solely as a result of the 5.3% appreciation of the Korean Won against the U.S. dollar to the average exchange rate of W1,192 to US$1.00 for the year ended December 31, 2003 from the average exchange rate of W1,255 to US$1.00 for the year ended December 31, 2002, based on retranslating the 2003 revenue at the 2002 average exchange rate.
      As we expand our operations globally, we expect that the portion of our revenues earned in U.S. dollar will increase over time. As such revenue increases, we expect this reporting currency translation effect to be reduced.
      In addition, changes in foreign exchange rates between the Korean Won and the U.S. dollar also affect our balance sheet. We are exposed to foreign currency exchange rate fluctuations due to our large amount of cash and cash equivalents held in Korean Won. Effects of unrealized foreign currency translation adjustments related to the balance sheet are recorded as other comprehensive income or expenses and are included in shareholders’ equity.
     Foreign currency transaction
      Due to the differences in timing between when we recognize revenue and when we receive payment on our contracts or when we have liabilities denominated in non-Korean Won, we experience foreign currency transaction gains and losses. These foreign exchange transaction gains and losses are included in foreign currency gains and losses in our statement of operations. For the nine months ended September 30, 2005 and the year ended December 31, 2004, we recognized a net loss of US$4,085 and a net gain of US$17,075, respectively, due to foreign exchange transactions. For the years ended December 31, 2002 and 2003, net gains or losses due to foreign exchange transactions were insignificant.
      See “— Quantitative and qualitative disclosures about market risk — Foreign currency risk”.
Preferred stock
      In 2002 and 2004, we issued our Series A and Series B convertible, redeemable preferred stock, respectively, both of which we have reflected as mezzanine equity on our balance sheet. Upon closing of this offering, all shares of both our Series A and Series B preferred stock will be converted into our common stock. The conversion ratio for both the Series A and Series B preferred stock is the greater of (a) one-to-one and (b) their original purchase price plus accrued interest thereon from their issuance date divided by the offering price of our common stock in this offering. Based on the expected offering price of our common stock in this offering, however, we expect that both our Series A and Series B preferred stock will convert into our common stock at a one-to-one ratio.
      Under the terms and conditions of both our Series A and Series B preferred stock, various forms of accretion were recorded to the preferred stock entries on our balance sheet over various periods since their issuance dates, with corresponding non-cash charges reflected below net income on our statement of operations for relevant periods. Upon conversion of the Series A and Series B preferred stock into our common stock in connection with this offering, all of the prior accretion charges will be recorded to additional paid-in capital and there will be no further effect on our statement of operations.
      In August 2005, we issued our Series C convertible, redeemable preferred stock. Upon closing of this offering, we expect that all shares of our Series C preferred stock will have been converted into our common stock and sold into this offering. The conversion ratio for our Series C preferred stock is one-to-one.
      The various types of accretion impacting our preferred stock were charges related to the accretion of a beneficial conversion feature, charges related to the excess of the redemption value over the issuance price and charges related to implied dividends. For more information on these accretion charges, see note 9 to our consolidated financial statements as of and for the year ended December 31, 2004.
Seasonality
      Recently, much of our business has become subject to seasonal trends. Both our carrier application services and content services tend to increase more rapidly during the fourth quarter of any given year as carriers typically promote new mobile phone sales and their entertainment and content offerings more aggressively during the holiday season. This tends to lead to larger numbers of subscribers for the services that we provide as well as a larger number of content downloads by existing subscribers. In addition, our system sales revenues are often highest during the fourth quarter of any given year as carriers frequently try to finalize system purchases and implementations prior to end-of-year network freezes and prior to the start of the new budget year. As a result, our revenue and, consequently, our operating profit and net income may tend to decrease during the first quarter from the fourth quarter of any given preceding year.
Revenues
      We classify our revenues into revenue from services, which consist of our carrier application services, content services and professional and other services, and revenue from system sales.

Service revenues

•	Carrier application services. Our carrier application services are services that we provide to wireless carriers which, at their core, involve applications that enable or facilitate the delivery of mobile entertainment content such as ringback tones, music-on-demand, ringtones, messaging and informational services. In these carrier application services, we design and develop mobile entertainment applications that we then manage and operate for our carrier customers. We receive from the carriers either a percentage of the carrier’s monthly subscription and/or transaction revenue or a fixed fee per transaction. Revenue is recognized when services are provided or when the carrier collects from its subscribers, depending upon the contract terms. Carrier application services revenues also include amounts derived from system sales when such system sales are part of a multiple element contract for which objective and reliable evidence of fair values for each of the multiple elements are not available and the majority of contracted revenue is related to a carrier application service.

•	Content services. Our content services involve the delivery of content, such as ringback tones, ringtones and mobile games, to wireless subscribers through application service providers such as ourselves or through a competitor’s or a carrier’s own applications, which then make the content available to the wireless subscribers. In the majority of our content services, we license content through agreements with music label companies, game developers and other content providers. In such mobile content transactions, we act as a principal and, as a result, we recognize the entire amount paid to us by the carrier. In certain other content services, however, the carrier holds the license with the original content providers, but we handle settlement of payments to the license holders. In such cases, we recognize as revenue only the amounts net of payments to the content license holders.

•	Professional and other services. Our professional services consist primarily of designing, developing, and maintaining our wireless carrier customers’ websites and performing other consulting and customization services related to promotion or marketing of mobile entertainment services for our carrier customers. Our carrier customers pay us once they accept our delivery of services. For the website services, we receive from our carrier customers monthly site management fees, plus additional monthly fees for content design, promotion, site renewal and additional planning. Our other services primarily involve providing customized modifications and enhancements to existing applications requested by our carrier customers. Fees for our professional services are typically charged on a time-and-materials basis. Revenue for these services is typically recognized using the completed-contract method or upon customer acceptance in accordance with the underlying terms of the contract.

      During 2002, 2003 and 2004, our service revenues represented 46.5%, 58.6%, and 83.2%, respectively, of our total revenues. We expect revenues from our service revenues, in particular carrier application services, to continue to increase as a percentage of our total revenues.

System sales revenues
      Our system sales principally involve the sale to wireless carriers of our software application often loaded onto hardware that we supply, together with system integration and maintenance fees. The primary system that we sell is for ringback tone service, though we have in the past sold systems that support other mobile entertainment and information services. Unlike our carrier application services, we typically do not operate or manage the system after the system sale installation is complete (or, if we do, such operation and management is provided under a separate contract). Our carrier customers pay us once the system is delivered and accepted by the customer (except in certain instances where progress payments and multiple stages of acceptance are contemplated). We recognize revenue for these system sales upon product delivery or upon completion of services using the completed-contract method. These system sales contracts generally have relatively long contract periods and are considered complete when the remaining related maintenance costs and other obligations are considered insignificant. However, where we can make reasonably dependable estimates of completion, revenue, and associated costs, and when we have enforceable rights regarding goods and services already provided, we recognize revenue following the percentage of completion method.

      Because, in the past, a substantial portion of system sales involved the sale of hardware, which carried a high level of cost associated with it, we typically earned lower margins compared to carrier application services or content services. We reduced our focus on system sales as we have shifted our strategic focus on carrier application services in 2003. However, we plan to continue to offer system sales to carrier customers as an alternative to, and to complement, our carrier application services, our core offering. As we do this, we expect system sales revenues to decrease as a percentage of total revenues, contributing to improved margins.
Costs and expenses
      Our costs and expenses consist of cost of service revenues, cost of system sales, depreciation and amortization expense, selling and marketing expense, general and administrative expense, research and development expense and stock compensation expense.

•	Cost of service revenues include data processing costs, network costs, royalty costs, personnel costs associated with service implementation, training and customer care, and off-network database query charges. In 2002 and 2003, substantially all salaries and benefits for employees who are principally engaged in provision of services were allocated to cost of service revenues. In 2004, we introduced an enterprise resource planning system and were better able to allocate the portion of salaries and benefits that relate to general and administrative activities performed by these employees. Had we introduced our enterprise resource planning system in prior years, we would have allocated certain costs to general and administrative expenses and our cost of service revenues in 2002 and 2003 would have been lowered by a corresponding amount.

•	Cost of system sales include hardware costs, data processing costs, network costs, royalty costs, personnel costs associated with system sales, maintenance after implementation, training and customer care. In 2002 and 2003, substantially all salaries and benefits for employees who are principally engaged in provision of system sales were allocated to cost of system sales. Had we introduced our enterprise resource planning system in prior years, we would have allocated certain costs to general and administrative expenses and our cost of system sales in 2002 and 2003 would have been lowered by a corresponding amount.

•	Depreciation and amortization expense relates primarily to our property and equipment including our network infrastructure facilities related to information management and other intangible assets. We expect that depreciation and amortization expense will increase during 2005 as we expand our network infrastructure to support additional carrier application service implementations at WiderThan Americas. Additionally, due to our acquisition of WiderThan Americas in the fourth quarter of 2004, we will experience a full year of depreciation and amortization expense in 2005 from the fixed assets and intangibles assets acquired in that transaction.

•	Selling and marketing expenses consist of advertising, promotion and market research expenses, all of which are expensed as incurred. We expect that our selling and marketing expenses will increase as we continue to further expand our global customer base into new markets such as Europe.

•	General and administrative expenses consist of salaries and benefits for employees whose activities represent administrative functions. We experienced an increase in general and administrative expenses in 2004 primarily due to our introduction of an enterprise resource planning system. Following the implementation of this system, we were better able to allocate to general and administrative expenses the portion of salaries and benefits that relate to general and administrative activities performed by employees whose principal functions related to provision of services or system sales. Had we introduced our enterprise resource planning system in prior years, we estimate that our general and administrative expenses in 2002 and 2003 would have been higher than reported. In addition, after this offering, we expect our general and administrative expenses to increase as a result of increased costs, such as legal and accounting fees and internal controls costs, related to compliance with the Sarbanes-Oxley Act of 2002 and other relevant U.S. securities laws.

•	Research and development costs consist of personnel cost including payroll and benefits that are expensed as incurred. In general, we conduct our research and development activities in-house unless outsourcing is specifically warranted. We do not allocate administrative, real estate related and other corporate costs to research and development.

•	Stock compensation expenses include the costs associated with our various stock related benefit programs, including the employee stock ownership association, the stock options and the virtual stock options.
Income taxes
      Our consolidated effective tax rates were 37.4%, 30.9% and 36.0% for 2002, 2003 and 2004, respectively. Our statutory rate in Korea was 29.7% in 2002, 2003 and 2004, and became 27.5% effective January 1, 2005 in accordance with an amendment to the Corporate Tax Act of Korea. The primary reason that our effective tax rate was higher than the statutory rate is because, in Korea, our taxes are levied on our taxable income, which is greater than our income before taxes, primarily due to certain expenses that are not deductible for tax purposes.
      In addition, we acquired net operating loss carryforwards in our purchase of WiderThan Americas, Inc. in October 2004. Based on our historical losses and the uncertainty about our ability to generate sufficient taxable income in the United States in the short term, we have decided that it is more likely than not that we will not be able to utilize these net deferred tax assets and thus have recorded a full valuation allowance on the net deferred tax assets generated in the business in the United States. However, as the net operating loss carryforwards do not begin to expire until 2021, we believe there is a reasonable chance that we will be able to utilize these losses in the longer term, before they expire.
Internal controls
      We and our independent registered public accountants have identified certain material weaknesses in our accounting team’s ability to support the financial reporting requirements of a U.S. registrant. A material weakness, as defined under standards established by the Public Company Accounting Oversight Board, is a significant deficiency in the design or operation of internal controls, which does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the consolidated reporting package being reviewed may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Among the areas that we and our independent accountants identified as having certain material weaknesses were (i) our knowledge of general accounting and specific U.S. GAAP issues and our lack of internal accounting resources and reliance on external resources for accounting, U.S. GAAP, advice and bookkeeping support, (ii) our ability to prepare timely consolidated financial statements under U.S. GAAP and (iii) our reliance on spreadsheet programs, which are generally more prone to errors due to the absence of effective controls over such spreadsheet access and use, to perform consolidation and prepare U.S. GAAP financial statements.
      To address the material weaknesses in our internal controls that were identified, we hired three accounting team members, each with U.S. GAAP experience and U.S. CPA certifications, including a head of accounting with more than 14 years of accounting experience and one senior accountant with more than eight years of accounting experience. In addition, we engaged KPMG to assist in the preparation and closing of our financial statements through the third quarter of 2005 and to train our existing accounting personnel in best accounting practices during these quarterly closings. Finally, with the assistance of KPMG, we have identified requirements to configure our current enterprise reporting system to support U.S. GAAP reporting. In the meantime, we developed improved excel spreadsheets with access and use controls over such spreadsheets to produce U.S. GAAP financial statements in order to reduce errors. Our management and audit committee are currently executing a range of additional actions to further address the weaknesses identified by us and our auditors in our internal controls and financial statement reporting procedures.

      Although we expect to be able to address these weaknesses in a timely manner, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. See “Risk Factors — Risks related to this offering — We and our auditors have identified certain material weaknesses in our internal controls and if we fail to achieve and maintain an effective system of internal controls, we may be unable to accurately report our financial results or reduce our ability to prevent or detect fraud, and investor confidence and the market price of our ADSs may be adversely affected”.
Results of operations
      The following table sets forth the items in our historical consolidated statement of operations for the periods indicated as a percentage of total revenues:

	For the years ended			For the nine months ended September 30,
	December 31,
					Pro forma		Pro forma
	2002	2003	2004	2004	2004	2005	2005

Total revenues:	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Services revenues:
Carrier application services	10.8	21.6	39.3	38.8	40.8	62.1	62.1
Content services	10.6	19.4	28.9	28.5	31.5	19.8	19.8
Professional and other services	25.1	17.6	15.0	18.0	15.6	9.2	9.2

Total service revenues	46.5	58.6	83.2	85.3	87.9	91.1	91.1
System sales	53.5	41.4	16.8	14.7	12.1	8.9	8.9

Costs and expenses:
Cost of service revenues	29.0	30.1	35.9	38.8	35.9	33.2	33.2
Cost of system sales	49.0	34.4	12.4	12.2	10.1	5.8	5.8
Depreciation and amortization	1.3	2.1	4.0	4.0	4.9	4.4	4.4
Selling and marketing	3.3	4.8	4.2	3.1	4.0	5.0	5.0
General and administrative	8.1	12.4	22.8	24.5	22.3	23.8	23.8
Research and development	2.4	2.3	6.0	4.3	11.4	12.6	12.6
Stock compensation	—	—	4.8	6.9	8.3	4.5	5.4

Total costs and expenses	93.1	86.1	90.1	93.8	96.8	89.4	90.2

Operating income (loss)	6.9	13.9	9.9	6.2	3.2	10.6	9.8
Other income (loss)	0.2	0.3	(0.3)	0.7	0.6	0.6	0.6
Income before income tax expenses	7.1	14.2	9.6	6.9	3.7	11.2	10.4
Income taxes	2.7	4.4	3.5	2.3	2.1	3.6	3.6

Income before minority interest and earnings (loss) from equity method investment	4.4	9.8	6.1	4.6	1.6	7.6	6.7
Minority interest	—	—	—	—	—	1.0	1.0
Earnings (loss) from equity method investment	—	0.3	0.2	0.1	0.1	(0.2)	(0.2)

Net income	4.4%	10.1%	6.3%	4.6%	1.7%	8.4%	7.5%

Nine months ended September 30, 2005 compared to nine months ended September 30, 2004
      Results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year.

     Revenues
      Our revenues increased by 74.4% to US$70.1 million in the nine months ended September 30, 2005 from US$40.2 million in the nine months ended September 30, 2004 primarily due to the consolidation of US$16.1 million of WiderThan Americas revenues in the nine months ended September 30, 2005, the increases in revenues from our carrier application services, and the foreign currency translation gain of US$5.9 million resulting from the 14.1% appreciation of the Korean Won against the U.S. dollar from the nine months ended September 30, 2004 to the nine months ended September 30, 2005 as described in “ — Foreign exchange effects”. With respect to the different categories of our revenues, we experienced a 179.1% increase in carrier application services revenues, a 21.2% increase in content service revenues and a 5.8% increase in system sales revenues.
      Revenues from our carrier application services increased by 179.1% to US$43.5 million in the nine months ended September 30, 2005 from US$15.6 million in the nine months ended September 30, 2004 primarily due to an increase in the number of subscribers for SK Telecom’s ringback tone service, new revenues from the launch of the music-on-demand service for SK Telecom, an increase in usage of a variety of other carrier application services provided to SK Telecom, revenue from new ringback tone service offerings at Globe, Bharti, T-Mobile USA and Verizon Wireless, and the consolidation of US$12.3 million in revenue from carrier applications services (the majority of which was from inter-carrier messaging) provided by WiderThan Americas after the acquisition in October 2004. In addition, compared to the nine months ended September 30, 2004, carrier application services revenues in the nine months ended September 30, 2005 also included amounts derived from system sales when the system sales were part of a multiple element contract for which objective and reliable evidence of fair values for each of the multiple elements were not available and the majority of contracted revenue was related to a carrier application service. Carrier application services revenues increased to 62.1% of total revenue in the nine months ended September 30, 2005 from 38.8% in the nine months ended September 30, 2004.
      Revenues from our content services increased by 21.2% to US$13.9 million in the nine months ended September 30, 2005 from US$11.4 million in the nine months ended September 30, 2004 primarily due to an increase in revenues generated from mobile games, following our active publishing and marketing of mobile games and a general increase in the per-download game fees due to increased sophistication of our mobile games, and the addition of US$2.4 million revenues from music and graphics content services provided by WiderThan Americas, which was partially offset by a decrease in revenues from co-promotion activities with SK Telecom that we ceased beginning in 2005. Content services revenues decreased to 19.8% of total revenue in the nine months ended September 30, 2005 from 28.5% in the nine months ended September 30, 2004.
      Revenues from our professional and other services decreased by 11.3% to US$6.4 million in the nine months ended September 30, 2005 from US$7.2 million in the nine months ended September 30, 2004 primarily due to a decrease in web-agency revenues following reduced spending by SK Telecom on promotions through customer loyalty websites that we manage for SK Telecom and a decrease in our related consulting services in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.
      Revenues from our system sales increased by 5.8% to US$6.2 million in the nine months ended September 30, 2005 from US$5.9 million in the nine months ended September 30, 2004 primarily due to revenues earned from ringback tone system sales contracts we entered into with Telkomsel, Ml, Telkomflexi and T-Mobile USA in the second half of 2004 and system integration fees for the development and implementation of a new system for SK Telecom, which provides a portal for its subscribers to access wireless data services and voice services more easily. System sales revenue decreased to 8.9% of total revenue in the nine months ended September 30, 2005 from 14.7% in the nine months ended September 30, 2004.

     Costs and expenses
      Our total costs and expenses increased by 64.5% to US$62.0 million in the nine months ended September 30, 2005 from US$37.7 million in the nine months ended September 30, 2004 primarily due to increases in cost of service revenues, general and administrative expenses, research and development expenses and stock compensation charges as more fully described below. The 14.1% appreciation of the Korean Won against the U.S. dollar for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2005 resulted in an increase of US$4.7 million in our total costs and expenses for the nine months ended September 30, 2005.
      Cost of service revenues. Our cost of service revenues increased by 49.4% to US$23.3 million in the nine months ended September 30, 2005 from US$15.6 million in the nine months ended September 30, 2004 primarily due to increases in service outsourcing costs for subcontracted labor, costs for sourcing of content, salaries and benefits and travel and communication expenses, each of which relates to the increase in our service revenues. Music-on-demand service requires labor-intense database and music website management. In order to respond to immediate needs for labor and to achieve cost-efficiency, we outsourced non-core aspects of such service to several third party subcontractors amounting to US$3.1 million, resulting in an increase in our outsourcing cost. We also experienced an increase in our labor cost, salaries and benefits in particular, resulting from new hiring of personnel to support the growth in our ringback tone carrier application services. Cost of service revenues represented 33.2% of total revenue in the nine months ended September 30, 2005 as compared to 38.8% in the nine months ended September 30, 2004.
      Cost of system sales. Our cost of system sales decreased by 17.7% to US$4.0 million in the nine months ended September 30, 2005 from US$4.9 million in the nine months ended September 30, 2004 primarily due to a decrease in hardware purchasing cost associated with system sales. Cost of system sales represented 5.8% of total revenue in the nine months ended September 30, 2005 as compared to 12.2% in the nine months ended September 30, 2004.
      Depreciation and amortization. Our depreciation and amortization expense increased by 91.3% to US$3.1 million in the nine months ended September 30, 2005 from US$1.6 million in the nine months ended September 30, 2004 primarily due to the addition of US$0.8 million in depreciation and amortization from WiderThan Americas, the purchase of hardware for the provision of ringback tone service to SK Telecom and Globe and music-on-demand service to SK Telecom, and the opening of a branch office in Indonesia.
      Selling and marketing. Our selling and marketing expenses increased by 186.3% to US$3.5 million in the nine months ended September 30, 2005 from US$1.2 million in the nine months ended September 30, 2004 primarily due to greater promotion of game publishing, including a joint marketing arrangement with a fast food franchise, and incurrence of expenses associated with sourcing and managing real music content for SK Telecom. Selling and marketing expenses represented 5.0% of revenue in the nine months ended September 30, 2005 as compared to 3.1% in the six months ended September 30, 2004 primarily due to the expansion of our game content business which requires a high level of marketing support, in particular, during the initial phases of launch.
      General and administrative. Our general and administrative expenses increased by 69.6% to US$16.7 million in the nine months ended September 30, 2005 from US$9.8 million in the nine months ended September 30, 2004 primarily due to the addition of US$5.2 million in general and administrative expenses from WiderThan Americas and an increase in salary expenses as a result of higher level of bonuses accrued in the nine months ended September 30, 2005 as compared to bonuses attributable to the nine months ended September 30, 2004. General and administrative expenses represented 23.8% of revenues in the nine months ended September 30, 2005 as compared to 24.5% in the nine months ended September 30, 2004.
      Research and development. Our research and development expenses increased by 406.5% to US$8.8 million in the nine months ended September 30, 2005 from US$1.7 million in the nine months ended September 30, 2004 primarily due to the addition of US$6.4 million of research and development expenses incurred by WiderThan Americas following the acquisition and an increase in labor costs for employees engaged in software development. Research and development expenses represented 12.6% of total revenue in the nine months ended September 30, 2005 as compared to 4.3% in the nine months ended September 30, 2004.
      Stock compensation. We incurred stock compensation expenses amounting to US$3.2 million in the nine months ended September 30, 2005 due to the issuance and vesting of of employee stock options, the effect of the VSOs and their exchange and awarding of VSO Cash Rights and KSO Cancellee Cash Rights.
     Operating income
      As a result of the cumulative effects of the reasons stated above, our operating income increased to US$7.5 million in the nine months ended September 30, 2005 from US$2.5 million in the nine months ended September 30, 2004.
     Other income
      Our net other income increased by 42.3% to US$0.4 million in the nine months ended September 30, 2005 from US$0.3 million in the nine months ended September 30, 2004 primarily due to our recording of net interest income of US$0.3 million in the nine months ended September 30, 2005 resulting from the increases in our cash and cash equivalents to US$26.9 million as of September 30, 2005 from US$17.8 million as of December 31, 2004.
     Income taxes
      We recorded income taxes of US$2.6 million in the nine months ended September 30, 2005 as compared to an income tax of US$0.9 million in the nine months ended September 30, 2004. However, our effective tax rate decreased to 30.2% in the nine months ended September 30, 2005 from 33.9% in the nine months ended September 30, 2004, primarily due to the reduction of the Korean statutory rate, effective January 1, 2005, from 29.7% to 27.5% and the impact of a reduced valuation allowance on deferred tax assets resulting from the utilization of net operating loss carryforwards in WiderThan Americas in the nine months ended September 30, 2005.
     Minority interest
      As a result of our consolidation of WT Investor Corp. and Melody Share Corporation under FIN 46(R), without any equity ownership of these entities, US$0.7 million was allocated to minority interest in the nine months ended September 30, 2005.
     Net income
      As a result of the cumulative effects of the reasons stated above, our net income increased to US$5.9 million in the nine months ended September 30, 2005 from US$1.9 million in the nine months ended September 30, 2004.

2004 compared to 2003

Revenues
      Our total revenues increased by 6.4% to US$62.8 million in 2004 from US$59.0 million in 2003, primarily due to the inclusion of US$5.3 million of revenue of WiderThan Americas in our consolidated operating results from the acquisition date of October 8, 2004 and the positive impact of US$2.1 million resulting from the 4.1% appreciation of the Korean Won against the U.S. dollar from 2003 to 2004 as described in “— Foreign exchange effects”. With respect to the different categories of our revenue, we experienced a 93.4% increase in carrier application services revenue and a 58.8% increase in content services revenue, which was partially offset by a 56.8% decrease in system sales. But for our acquisition of WiderThan Americas and the appreciation of the Korean Won against the U.S. dollar, our revenues would have decreased by 6.4%, primarily due to a decrease in revenues from system sales reflecting a shift in our business focus towards carrier application services.
      Revenues from our carrier application services increased by 93.4% to US$24.7 million in 2004 from US$12.8 million in 2003 primarily due to an increase in the number of subscribers for SK Telecom’s ringback tone service, new revenues from the launch of music-on-demand service for SK Telecom, an increase in usage of a variety of other carrier application services provided to SK Telecom and the addition of revenues from carrier applications services (primarily inter-carrier messaging) provided by WiderThan Americas after it was acquired by us in October 2004. In addition, unlike in 2003, during 2004, carrier application services revenues also included amounts derived from system sales when the system sales were part of a multiple element contract for which objective and reliable evidence of fair values for each of the multiple elements were not available and the majority of contracted revenue was related to a carrier application service. Carrier application services revenue increased to 39.3% of total revenue in 2004 from 21.6% in 2003.
      Revenues from our content services increased by 58.8% to US$18.2 million in 2004 from US$11.4 million in 2003 primarily due to new revenues from sourcing real music content for SK Telecom, an increase in usage of our music-related content such as ringtones and ringback tones, the addition of revenues from music and graphics content services provided by WiderThan Americas after it was acquired by us in October 2004 and an increase in downloads of our mobile games which we believe resulted from our active publishing and marketing of competitive mobile games in 2004 and the effect of an increase in download fees of our mobile games in 2004. Content services revenue increased to 28.9% of total revenue in 2004 from 19.4% in 2003.
      Revenues from our professional and other services decreased by 9.1% to US$9.4 million in 2004 from US$10.4 million in 2003 primarily due to a 87.8% decrease in revenues from other services to US$0.2 million in 2004 from US$1.9 million in 2003. Revenues from other services primarily represent consulting or agency fees that we received from SK Telecom for organizing, managing or supervising certain projects, campaigns or events designed to promote or market value-added wireless services on behalf of SK Telecom. The decrease in 2004 represents the reduced activity levels of such marketing and promotional projects, campaigns or events by SK Telecom in recent years as compared to the prior years, as the markets for value-added wireless services matured.
      Revenues from our system sales decreased by 56.8% to US$10.6 million in 2004 from US$24.5 million in 2003 primarily due to the shift in our business focus from non-recurring system sales with lower margins to recurring carrier application services and content services with higher margins. System sales revenue decreased to 16.8% of total revenue in 2004 from 41.4% in 2003.

Costs and expenses
      Cost of service revenues. Our cost of service revenues increased by 27.1% to US$22.6 million in 2004 from US$17.8 million in 2003 primarily due to increases in cost associated with sourcing of content, outsourced labor cost and salary and benefits, each of which relates to the increase in our service revenues.
      Cost of system sales. Our cost of system sales decreased by 61.5% to US$7.8 million in 2004 from US$20.3 million in 2003 primarily due to decreases in cost for purchasing hardware, labor cost and license royalties and in salary and benefits, each of which relates to the decrease in our system sales revenues. Cost of system sales represented 12.4% of revenue in 2004 as compared to 34.4% of revenue in 2003.
      Depreciation and amortization. Our depreciation and amortization expense increased by 100.2% to US$2.5 million in 2004 from US$1.2 million in 2003. International carrier application services and increased music-related carrier application services in 2004 continues to require capital expenditures at initial service launches including hardware purchases and establishing branch offices outside of Korea, resulting in increased depreciation expenses in 2004 as compared to 2003.

      Selling and marketing. Our selling and marketing expenses decreased by 8.4% to US$2.6 million in 2004 from US$2.8 million in 2003, primarily due to a decrease in advertisement expenses. The decrease in advertisement expenses reflect a reduced level of our advertisement activities using mass media and an increased focus on off-line marketing events and participation in exhibitions.
      General and administrative. Our general and administrative expenses increased by 96.6% to US$14.4 million in 2004 from US$7.3 million in 2003 primarily due to the introduction of our enterprise resource planning system, increases in salaries and benefits and an increase in rent and expenses for office management and supplies. We estimate that the implementation of our enterprise resource planning system resulted in an increase in general and administrative expenses in 2004 of approximately US$1.5 million of costs that previously would have been included in cost of service revenues or cost of system sales. The increase in salary and benefits reflected our efforts to centralize operations resulting in higher labor expenses for administrative functions as well as the effect of an increase in salary wages and benefits costs. The increase in rent and expenses for office management and supplies was primarily due to our opening of two additional branch offices outside of Korea as we continued to expand our international operations as well as the increase in monthly rent we paid in 2004 after we relocated our headquarters. General and administrative expenses represented 22.8% of revenue in 2004 as compared to only 12.4% of revenue in 2003.
      Research and development. Our research and development expenses increased by 173.6% to US$3.8 million in 2004 from US$1.4 million in 2003 primarily due to the addition of research and development expenses incurred by WiderThan Americas following our acquisition of it, an increase in costs for personnel involved in development of software for ringback tones and music-on-demand solutions and, to a lesser extent, an increase in the number of employees engaged in research and development and the corresponding increase in their labor cost.
      Stock compensation. We incurred stock compensation expenses amounting to US$3.0 million in 2004 primarily due to a charge in the amount of US$2.7 million from the issuance in June 2004 of 500,000 shares to our employees at below fair market value as described in “— Stock compensation expenses”.

Operating income
      As a result of the cumulative effects of the reasons stated above, our operating income decreased by 24.5% to US$6.2 million in 2004 from US$8.2 million in 2003.

Other income (loss)
      We recorded a net other loss of US$0.2 million in 2004 as compared to a net other income of US$0.2 million in 2003 primarily due to our recording of net foreign exchange loss of US$0.6 million in 2004 as compared to foreign exchange gain of approximately US$5,000 resulting from the appreciation of Korean Won against the U.S. dollar in 2003.

Income taxes
      Our income taxes decreased to US$2.2 million in 2004 from US$2.6 million in 2003. Our effective tax rate increased from 30.9% in 2003 to 36.0% in 2004 primarily due to stock compensation expense associated with the issuance of shares to employees at below fair market value in 2004, the majority of which was not deductible for tax purposes in Korea.

Net income
      As a result of the cumulative effects of the reasons stated above, our net income decreased by 34.1% to US$3.9 million in 2004 from US$6.0 million in 2003.

2003 compared to 2002

Revenues
      Our total revenues increased by 36.2% to US$59.0 million in 2003 from US$43.4 million in 2002 primarily due to a 172.4% increase in carrier application services revenue and a 150.0% increase in content services revenue. The increase in our revenues during the period in comparison reflects the positive impact of US$2.9 million resulting from the 5.3% appreciation of the Korean Won against the U.S. dollar from 2002 to 2003 as described in “— Foreign exchange effects”.
      Revenues from our carrier application services increased by 172.4% to US$12.8 million in 2003 from US$4.7 million in 2002 primarily due to an increase in revenues from our provision of ringback tone service to SK Telecom. The ringback tone service was launched in May 2002 and thus, the 2003 revenue reflects a full year of ringback tone services as compared to eight months in 2002. In addition, increases in both the number of subscribers for ringback tone service and usage had a positive impact on revenue during 2003.
      Revenues from our content services increased by 150.0% to US$11.4 million in 2003 from US$4.6 million in 2002 primarily due to an increase in revenues from music-related content, in particular ringback tone and ringtone content resulting from new product introduction following the improvement in network environment. This increase is further attributable to our recording revenues from co-promotion activities with SK Telecom that we commenced in 2003.
      Revenues from our professional and other services decreased by 4.8% to US$10.4 million in 2003 from US$10.9 million in 2002 primarily due to a decrease in revenues from other services, which was offset by an increase in revenues from our website management services provided to SK Telecom. Revenues from other services primarily represent consulting fees that we received from SK Telecom for management of their product development projects. Revenues from our website management services increased due to our winning the mandates to implement, manage and operate four new subscriber loyalty program websites for SK Telecom.
      Revenues from our system sales increased by 5.4% to US$24.5 million in 2003 as compared to US$23.2 million in 2002. Our revenues from system sales in 2002 represented fees received from SK Telecom for implementing a number of service projects while such revenues in 2003 resulted primarily from one major project that we implemented for SK Telecom.

Costs and expenses
      Cost of service revenues. Our cost of service revenues increased by 41.1% to US$17.8 million in 2003 from US$12.6 million in 2002 primarily due to increases in cost associated with sourcing of content, outsourced labor cost, and salary and benefits, each of which relates to the increase in our service revenues.
      Cost of system sales. Our cost of system sales decreased by 4.5% to US$20.3 million in 2003 from US$21.3 million in 2002 primarily due to decreases in cost for purchasing hardware, labor cost and license royalties. This decrease was offset by an increase in salary and benefits.
      Depreciation and amortization. Our depreciation and amortization expense increased by 129.1% to US$1.2 million in 2003 from US$0.5 million in 2002, primarily relating to depreciation of the capital expenditures that we incurred in connection with the launching of our carrier application services in 2002.
      Selling and marketing. Our selling and marketing expenses increased by 95.4% to US$2.8 million in 2003 from US$1.5 million in 2002, primarily due to an increase in advertisement expenses relating to our advertising campaign of our branded content through nationwide television networks, cable TV, movie theaters and other mass media as well as participating in global exhibitions.
      General and administrative. Our general and administrative expenses increased by 107.9% to US$7.3 million in 2003 from US$3.5 million in 2002, primarily due to an increase in salary and benefits resulting from an annual increase in average number of employees as well as an increase in rent and expenses for office management and supplies and an increase in expenses for travel and communications as we expanded our international operations such as opening two branch offices outside of Korea in 2003.
      Research and development. Our research and development expense increased by 34.7% to US$1.4 million in 2003 from US$1.0 million in 2002, primarily due to an increase in labor cost for employees engaged in research and development resulting from an increase in their salary wages and benefits as well as the increase in the number of such employees.

Operating income
      As a result of the cumulative effects of the reasons stated above, our operating income increased by 174.8% to US$8.2 million in 2003 from US$3.0 million in 2002.

Other income (loss)
      Our net other income increased by 63.0% to US$0.2 million in 2003 from US$0.1 million in 2002 primarily due to a 175.5% increase in net interest income to US$0.3 million in 2003 from US$0.1 million in 2002 resulting from an increase in our average cash balance.

Income taxes
      Our income taxes increased to US$2.6 million in 2003 from US$1.2 million in 2002. Our effective tax rate decreased from 37.4% in 2002 to 30.9% in 2003. Following the additional procedures in connection with our US GAAP audits of our 2002, 2003 and 2004 financial statements, we identified certain errors in our 2002 and 2003 tax returns previously filed which resulted in the overpayment of taxes which we believe is not recoverable. The impact of these overpayments in 2002 was to increase our effective tax rate by 12.3% while the impact of these overpayments in 2003 was to increase our effective tax rate by 5.2%. Our effective tax rate decreased in 2003 largely due to this difference.

Net income
      As a result of the cumulative effects of the reasons stated above, our net income increased to US$6.0 million in 2003 from US$1.9 million in 2002.
Financial condition
      Our working capital, which represents current assets less current liabilities, increased from US$11.8 million as of December 31, 2003 to US$18.9 million as of December 31, 2004 and to US$26.3 million as of September 30, 2005. As of September 30, 2005, our working capital includes negative working capital of US$9.2 million related to the consolidation of WT Investor Corp. and Melody Share Corporation into our balance sheet. The obligations of WT Investor Corp. are borne by their shareholders and are not payable by us. Melody Share Corporation, which holds 876,167 shares of our Series C preferred stock that are not treated as outstanding in our consolidated financial statements, will sell these shares in this offering. Melody Share Corporation is contractually obligated to fully repay its outstanding bank debt, and satisfy the VSO Cash Rights liability and KSO Cancellee Cash Rights liability with the proceeds from the sale of the common shares sold by Melody Share Corporation into this offering. As a result of the offering, we expect working capital to increase due to the repayment of Melody Share Corporation’s short-term debt following the conversion of the 876,167 shares of Series C preferred stock held by Melody Share Corporation into common stock and the sale of such common stock in this offering. Should proceeds to Melody Share Corporation from the sale of the Series C preferred stock be insufficient to pay the bank debt, WT Investor Corp.’s cash balance and capital committed by its shareholders will satisfy the remaining obligation. If for any reason this offering is not consummated prior to the maturity of Melody Share Corporation’s bank debt, in such a case, we expect that the lender will require WT Investor Corp., pursuant to its put agreement, to purchase from Melody Share Corporation the Series C preferred shares held by Melody Share Corporation. Upon such a purchase, we expect that

WT Investor Corp. would then require us to redeem those preferred shares at the Series C preferred shares redemption price, which is equal to the Series C preferred shares purchase price plus a premium accrued at 10% per annum on the purchase price.
      Cash and cash equivalents increased from US$10.7 million as of December 31, 2003 to US$17.8 million as of December 31, 2004 and to US$18.9 million as of September 30, 2005. The increase during the nine months ended September 30, 2005 reflects a US$10.6 million increase in cash from financing activities, which more than offset a US$5.0 million decrease in cash from operating activities and a US$4.2 million decrease in cash from investing activities. The decrease in cash from investing activities is due primarily to the purchase of equipment while the increase in cash from financing activities resulted from the loan obtained by Melody Share Corporation from a bank. However, we are required to hold this cash in escrow until the Series C preferred shares held by Melody Share Corporation are either converted in the process of this offering or redeemed in order to repay its loan in the event we do not complete this offering. Accordingly, cash in the amount of US$8.1 million at September 30, 2005 is included in our working capital but excluded from cash and cash equivalents. The restriction on this cash will lapse, however, once Melody Share Corporation converts its Series C preferred shares into common shares, sells them into this offering and repays its short-term debt in full.
      Our property, plant and equipments also increased from US$4.6 million as of December 31, 2003 to US$8.1 million as of December 31, 2004 and to US$9.3 million as of September 30, 2005 primarily due to capital expenditures relating to our carrier application services and corporate infrastructure, including the introduction of our enterprise resource planning system and establishment of two additional branch offices in India and the Philippines. Goodwill increased from zero as of December 31, 2003 to US$18.4 million as of December 31, 2004 and US$18.1 million as of September 30, 2005 as a result of our acquisition of WiderThan Americas in October 2004. Intangible assets increased from an insignificant amount as of December 31, 2003 to US$2.8 million as of December 31, 2004 and US$2.5 million as of September 30, 2005 due also to our acquisition of WiderThan Americas and our acquisition of its customer relationships valued at US$2.5 million and technology valued at US$0.4 million.
      Our deferred income represents revenues billed but not earned, for example, system sales that are included in multiple element contracts. The recognition of income is deferred and amortized as they are earned. Deferred income increased from US$0.5 million as of December 31, 2003 to US$1.3 million as of December 31, 2004 and US$4.6 million as of September 30, 2005 primarily due to deferral of income on our carrier customer contracts with T-Mobile USA and Globe Telecom. Deferred costs, included within current assets, increased from US$0.4 million at December 31, 2003 to US$1.1 million at December 31, 2004 to US$11.4 million at September 30, 2005. These deferred costs as of September 30, 2005 primarily included costs which have been incurred on projects but not yet expensed, prepaid music copyright costs, and deferred costs relating to this offering. The deferred costs on projects have increased due to an increase in costs incurred on projects prior to the contracts being signed and an increase in the costs incurred on contracts where for customer acceptance has not yet been obtained. The prepaid music copyright costs have increased due to our sourcing of music during 2005 in connection with our music on demand service provided to SK Telecom. Accrued expenses increased from US$2.4 million as of December 31, 2003 to US$4.1 million as of December 31, 2004, primarily due to accrued expenses recorded by WiderThan Americas representing royalties, compensation, commissions and bonuses as of December 31, 2004. Accrued expenses decreased to US$3.7 million as of September 30, 2005.

Liquidity and capital resources

Liquidity
      The following table sets forth a summary of our cash flows for the periods indicated:

				Nine months ended
	Year ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(unaudited)	(unaudited)
	(In thousands of $)
Cash and cash equivalents at beginning of period	$2,318	$2,793	$10,826	$10,826	$17,817

Net cash provided by (used in) operating activities	760	9,969	10,048	2,272	(5,004)
Net cash provided by (used in) investing activities	(5,641)	(1,905)	(5,931)	(3,653)	(4,155)
Net cash provided by (used in) financing activities	5,126	—	720	430	10,678
Effect of exchange rate changes on cash and cash equivalents	230	(31)	2,154	(719)	(483)

Net increase (decrease) in cash and cash equivalents	475	8,033	6,991	(1,670)	1,036

Cash and cash equivalents at end of period	$2,793	$10,826	$17,817	$9,156	$18,853

      To date, our principal sources of liquidity have been cash flows from our operating activities and financing through the issuance of convertible redeemable preferred stock. Net cash used in investing activities have consisted primarily of purchase of property, plant and equipment and acquisition of other businesses.
      We are in the process of enhancing the platforms for both our ringback tone and music-on-demand services. In April 2005, we entered into a contract with Excelcom, a wireless carrier in Indonesia, to provide our ringback tone carrier application service. We also expect to provide ringback tone and music-on-demand carrier application services to several new wireless carriers in the near future. We expect to finance the related costs for developing enhanced ringback tone and music-on-demand solutions and launching carrier application services with several additional carriers outside of Korea with existing cash and cash equivalents and cash inflows from operating activities.
      We have in the past obtained financing by obtaining borrowings and issuing capital stock. Should we experience any short-term liquidity issues, we expect that we would follow past practice by either obtaining additional borrowings, issuing additional capital stock or debt securities.
      We currently maintain general lines of credit of up to an aggregate amount of US$3.8 million with Hana Bank, Citibank Korea and Korea Exchange Bank, which we have not drawn upon to date. The line of credit with Hana Bank has a one-year maturity (automatically renewable every December unless either party objects), and carries an interest rate at the bank’s 90-day maturity certificate of deposit rate plus 1.68%. The line of credit with Citibank Korea has a one-year maturity (automatically renewable every November unless either party objects), and carries an interest rate at the bank’s 90-day maturity certificate of deposit rate plus 1.50%. The line of credit with Korea Exchange Bank has a six-month maturity (automatically renewable in March and September of every year unless either party objects), and carries an interest rate at the bank’s 90-day maturity certificate of deposit rate plus 1.45%. These lines of credit are unsecured. To the extent we have any outstanding balance under any of these credit facilities, we are subject to standard covenants and notice requirements, such as covenants to consult with the lender prior to engaging in certain events, which include, among others, mergers and acquisitions, sale of material assets, extending a guarantee for the benefit of a third party, entering a new line of business or entering into corporate workout or other debt restructuring. We are also required to furnish certain financial and other information to these bank lenders. We are not, however, subject to any financial covenant requirements or other restrictive covenants that restrict our ability to draw down upon these lines of credit or our ability to obtain financing elsewhere.
      We also use a corporate charge card issued by Hana Bank with a line of credit of up to US$4.8 million. Amounts charged are generally payable the following month depending on the billing cycle. In general, the term of our agreement with Hana Bank for this corporate charge card is for one year, with automatic renewal in May of each year. This agreement may be terminated in writing by mutual agreement between Hana Bank and us. We are not subject to any financial or other restrictive covenants under the terms of this agreement.
      In addition, we currently have a letter of credit facility of up to US$5.0 million open with Hana Bank for importation. This letter of credit facility has a one-year maturity (renewable every April), and carries an interest rate of 2.5% over the London Inter-Bank Offer Rate. Borrowings under this letter of credit facility are collateralized by importation documents and goods being imported under such documentation. To the extent we have any outstanding balance, we are subject to standard covenants and notice requirements under the terms of this facility, such as covenants to consult with the lender prior to engaging in certain events, which include, among others, mergers and acquisitions or sale of material assets or to furnish certain financial and other information. We are not, however, subject to any financial covenant requirements or other restrictive covenants that restrict our ability to utilize this facility or our ability to obtain financing elsewhere.
      In connection with the VSO Exchange in August 2005, Melody Share Corporation obtained a non-revolving line of credit from a bank of US$9.3 million at an annual interest rate equal to the greater of (i) 0.50% above the prime rate and (ii) 6.50%. If this offering does not occur on or before December 15, 2005, the loan and accrued and unpaid interest is repayable on or before December 31, 2005. This loan is secured by the Series C preferred stock that Melody Share Corporation, which is consolidated into our financial statements, is holding and is further supported by WT Investor Corp., a corporation formed solely for the purpose of providing credit support to this loan by i-Hatch Ventures, L.P. and Nokia Venture Partners II, L.P., two of our shareholders. As of September 30, 2005, the outstanding balance of this loan was US$9.2 million and reflected on our balance sheet as a short-term debt. For details, see “Management — VSO exchange”. As previously discussed, Melody Share Corporation is converting the 876,167 shares of Series C preferred stock it holds into common stock and selling them in the form of ADSs into this offering. With the proceeds, Melody Share Corporation is expected to repay all of the outstanding balance on this loan. In addition, at such time, the restrictions on the US$8.1 million in restricted cash will lapse once Melody Share Corporation repays its short-term debt in full.
      Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in bank deposits, money market deposit accounts and money market funds. Prior to our acquisition, WiderThan Americas had entered into a US$1.25 million financing facility with a bank that allowed WiderThan Americas to draw funds against specific accounts receivable. This facility had a one-year term, incurred interest on outstanding balances at 1.25% per month, was collateralized by all of WiderThan America’s assets and was cancelable by either party to the facility at any time. As of December 31, 2004, the outstanding balance of this facility was US$0.3 million, which was recorded as short-term debt. This financing facility expired in March 2005 and we did not renew it.
      Cash flows from operating activities. Net cash provided by operating activities increased from 2002 to 2003 primarily as the result of an increase in net income and positive adjustments to reconcile net income to net cash, which mainly included a decrease in accounts receivable, which more than offset a decrease in accounts payable. Net cash provided by operating activities increased from 2003 to 2004 primarily as the result of positive adjustments to reconcile net income to net cash, which mainly included increases in stock compensation expenses and depreciation and amortization and which more than offset a decrease in net income. We recorded net cash used in operating activities in the nine months ended September 30, 2005 compared to net cash provided by operating activities in the nine months ended

September 30, 2004, primarily due to an increase in the net income for the nine months ended September 30, 2005 over the prior period, which was more than offset by an increase in our accounts receivable and deferred costs on our projects.
      Cash flows from investing activities. Net cash used in investing activities decreased from 2002 to 2003 primarily due to a receipt of US$3.8 million of up-front leasehold deposit payment made in 2002 when we moved our headquarters in 2003. Net cash used in investing activities increased from 2003 to 2004 due to US$3.2 million in proceeds from leasehold deposit we received when we moved into our current headquarters building, which required a lower security deposit, in 2003. Our purchase of property, plant and equipment increased in these years in connection with the general growth of our businesses and, to a lesser extent, our acquisition of WiderThan Americas in October 2004. In addition, our net cash used in investing activities in 2003 also reflected our investment in short-term financial instruments in the amount of US$1.7 million, representing bank deposits with Hana Bank that were excluded from cash equivalents due to its original maturity of six months. During the nine months ended September 30, 2004 and 2005, we recorded US$3.7 million and US$4.4 million, respectively, in net cash used in investing activities, reflecting our purchase of property, plant and equipment in connection with the general growth of our business.
      Cash flows from financing activities. Net cash provided by financing activities primarily reflects the issuance of convertible redeemable preferred stock in 2002 as well as the issuance of common stock in 2004. In May 2002, we received net proceeds of US$5.1 million from the issuance of 1,428,570 shares of Series A convertible preferred stock at W4,550 per share (or US$3.65 per share using the then-prevailing exchange rate). In addition, we issued 500,000 shares of our common stock in June 2004 at W1,000 per share (or US$0.86 per share using the prevailing exchange rate) as part of the employee stock ownership association grant and received net proceeds of US$0.4 million. In August 2005, in connection with the VSO exchange, we issued 876,167 shares of Series C preferred stock to Melody Share Corporation for a purchase price of US$9.37 per share, or an aggregate purchase price of for US$8.2 million. In addition, in August 2005, we issued an additional 50,000 shares of Series C preferred shares to two of its shareholders at the same purchase price of US $9.37 per share, or an aggregate purchase price of US$0.5 million.

Capital resources
      As of September 30, 2005, our primary source of liquidity was US$18.9 million of cash and cash equivalents. In addition, as previously mentioned, the restrictions on the US$8.1 million in restricted cash will lapse once Melody Share Corporation converts the Series C preferred shares it holds into common shares, sells them into this offering and repays its loan in full. We believe that our available cash and cash equivalents and net cash provided by operating activities and the net proceeds of this offering will be sufficient to meet our capital needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt or we may seek to incur indebtedness through bank facilities. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. There is no assurance that we will be able to secure financing in terms satisfactory to us or at all.
      As of September 30, 2005, we continued to maintain our existing lines of credit of up to US$8.7 million with Hana Bank, Citibank Korea and Korea Exchange Bank, which we have not yet drawn upon.
      During 2004, WiderThan Americas entered into financing arrangements with certain vendors for the purchase of software and related services on an installment basis. This arrangement provides for quarterly installment payments on a straight line basis beginning on July 1, 2004 and ending on April 1, 2007. This arrangement incurs interest on the outstanding balance at an imputed interest rate of approximately 3.9% per annum. As of December 31, 2004, the outstanding balance under this arrangement was US$0.3 million.

      We have not entered into any material financial guarantees or similar commitments to guarantee the payment obligations of third parties.
      For 2002, 2003 and 2004, we spent approximately US$2.1 million, US$3.5 million and US$4.9 million, respectively, in capital expenditures. For 2005, we expect to incur approximately US$8 million of capital expenditures, principally for hardware and software to be used in connection with the expansion of our music-related carrier application services.

Off-balance sheet arrangements
      We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual cash obligations
      We have financed our operations primarily through cash from operations and equity investments from our shareholders. To date, we have not financed our operations through borrowings, and as of September 30, 2005, we had no material debt obligations outstanding to unrelated parties. The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2004.

	Payments due by period

	Up to	Between 1	Between 3	Beyond
	1 Year	and 3 Years	and 5 Years	5 Years	Total

	(In thousands of $)
Long-term debt obligations	$157	$233	$—	$—	$390
Operating lease obligations	1,847	1,191	—	—	3,038

Total	$2,004	$1,424	$—	$—	$3,428

      Our contractual cash obligations consist largely of operating lease obligations in connection with our offices and facilities. Our other contractual cash obligations consist primarily of payments to vendors by WiderThan Americas. We do not have material contractual obligations in currencies other than the Korean Won and U.S. dollars.
Critical accounting policies
      Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenue and expenses during the reporting period. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue recognition
      Our revenue is derived from contractual agreements with our wireless carrier customers, which vary significantly from customer to customer. Significant judgment is required to determine appropriate revenue recognition criteria for each contract, with each customer, and for each type of service and product provided.

      Our carrier customer is the primary obligor of services to the ultimate wireless subscriber and is responsible for billing and collections and for resolving billing disputes. Therefore, in accordance with Emerging Issues Task Force, or EITF, No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, we generally recognize as revenue the amounts our carrier customers pay to us upon the sale of our products or services. The assessment of the primary obligor requires judgment and can vary between contracts.
      For certain contracts, we have to make estimates regarding the amounts of revenue to be recognized currently and the amounts which must be deferred. For contracts involving system sales, in accordance with Statement of Position, or SOP, No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, we are required to make reasonably dependable assessments of the percentage of completion of the projects at each balance sheet date. Where we are unable to make reasonably dependable estimates of the percentage of completion, we defer revenue recognition until the contract is completed. At the moment, we recognize the majority of our contracts on the completed contract basis; however, we are currently making improvements to our systems and internal processes to track the progress of our systems sales contracts, and expect to be able to recognize a greater proportion of our contracts on a percentage of completion basis in the future.
      For carrier application services and content services revenues, certain portions of revenue are estimated at each balance sheet date, and are based upon our historical experience of the amounts that can be billed and collected on a per user basis. To date, instances requiring estimates have not been significant, and our policy is to record differences between estimated revenues and actual revenues in the next reporting period once the amounts are actually determined. Historically, differences between our estimates and actual revenues have not been materially different.
      Approximately seven of our contracts contain multiple deliverables and, in accordance with EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, SOP No. 97-2, Software Revenue Recognition and Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, where we do not have sufficient objective and reliable evidence of fair values for each of the multiple elements contained therein, we are required to recognize these contracts as a single element for revenue recognition purposes. In contracts containing multiple deliverables, the revenues associated with product delivery, software development, system integration, customization, maintenance and carrier application services are deferred until the products are delivered and the system is accepted by our carrier customers. Following acceptance by our customers, these revenues are then recognized during the remaining period of the contract. The determination of objective and reliable evidence of fair value requires significant judgment, and we currently treat the majority of our multiple deliverable contracts as single elements of accounting.
      For contracts containing multiple deliverables, we allocate revenue from such contracts to the most significant revenue category in our statement of operations. For example, a single contract with our carrier customer may require us to deliver a combination of carrier application services and system sales. Under such a contract, carrier application services typically represent the single largest contributor of our revenues. Accordingly, we allocate the revenues representing and generated from our system sales to carrier application service revenue. The corresponding cost of revenues associated with system sales are also reflected under cost of service revenues in accordance with this revenue recognition.

Impairment of goodwill, other intangible assets and long-lived assets
      Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in our acquisition of WiderThan Americas. As of September 30, 2005, residual goodwill reflected on our balance sheet was US$18.1 million. At the time of such acquisition, we estimated US$2.9 million of intangible assets were acquired from WiderThan Americas, relating to customer relationships and technology.
      We evaluate goodwill and indefinite-lived intangibles on an annual basis for possible impairment, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, using fair value techniques and market comparables. We assess impairment of our other long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, whenever events or changes in circumstance indicate the carrying amount may not be recoverable.
      The assessment of impairments under SFAS No. 142 and No. 144 requires significant judgment and requires estimates to assess fair values. However, to date we have not had an impairment of goodwill or other long-lived assets.

Accounting for stock-based compensation
      We have four types of stock based compensation: stock options, shares purchased by the employee stock ownership association, virtual stock options and VSO and KSO Cancellee Cash Rights.
      We account for stock options in accordance with the provisions of SFAS No. 123, Accounting for Stock Based Compensation, using the fair value method based on a Black-Scholes valuation. Under this method, compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period using a method promulgated by Financial Accounting Standards Board, or FASB, Interpretations No. 28, or FIN 28.
      We also estimated the fair value of the shares purchased by the employee stock ownership association using a Black-Scholes model. On the grant date, the fair value was determined to be in excess of the amounts paid by the employees to purchase these shares, and thus the difference has been recorded as compensation expense in the period of grant, based on the terms of the award.
      We treat the virtual stock options as stock appreciation rights and estimate the fair value of our liability at each balance sheet date based on the Black-Scholes model. Compensation cost associated with the virtual stock options is also recognized over the vesting period, as applicable for each tranche, using the method promulgated by FIN 28. Changes in this liability at each balance sheet date, resulting from changes in the fair value and the amount vested, are recorded as compensation expense or benefit.
      The VSO Cash Rights and the KSO Cancellee Cash Rights are accounted for as stock appreciation rights. As these instruments were granted by Melody Share Corporation to our employees, we record compensation expense for any change in value above the previously recognized compensation expense and record an increase to the cash rights liability. The VSO Cash Rights and the KSO Cancellee Cash Rights are valued based on the Black Scholes valuation model.
      For all of these equity-based compensation awards, the determination of fair value of the awards at their date of grant using the Black-Scholes model requires estimates about our expected share price, dividend yield, the risk free interest rate, expected volatility, and expected life.
     Income taxes
      We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, which requires the asset and liability method. We review our deferred tax assets on a regular basis to evaluate their recoverability based on expected enacted tax rates and projections of the expected realization of our deferred tax liabilities, projections of future taxable income, and tax planning strategies that we might employ to utilize such assets, including net operating loss carryforwards. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates, and the overall future industry outlook.
      In addition, we operate within domestic and foreign taxing jurisdictions and are subject to audit in those jurisdictions. In particular, companies in Korea are in general subject to tax audits by the Korean National Tax Service, on average, every five years. As we have not yet received a tax audit since our inception in 2000, it is likely that we may be subject to a tax audit in the next couple of years. These audits can involve complex issues, which may require an extended period of time for resolution. Although we believe that our financial statements reflect a reasonable assessment of our foreign tax liability, it is possible that the ultimate resolution of these issues could significantly differ from our original estimates.
Quantitative and qualitative disclosures about market risk
      Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of our business, we are subject to market risk associated with currency movements on non-Won denominated assets and liabilities and interest rate movements.

Foreign currency risk
      Our cash flows and revenues will be affected by the foreign exchange rate between the U.S. dollar and the Korean Won primarily because of our U.S. operations. For the year ended December 31, 2004, US$53.5 million of our revenues and US$50.3 million of our operating expenses were derived from currencies other than the US dollar. Of these amounts, the majority were derived from the Korean Won, (US$52.1 million of revenues and US$48.6 million of operating expenses). A hypothetical 10% depreciation in the value of the Korean Won against the U.S. dollar for the fiscal year ended December 31, 2004 would have reduced our revenues by US$5.3 million and decreased our operating income by US$0.3 million. For the nine months ended September 30, 2005, US$48.8 million of our revenues and US$39.9 million of our operating expenses were derived from currencies other than the US dollar. Of these amounts, the majority were derived from the Korean Won, (US$48.1 million of revenues and US$38.1 million of operating expenses). A hypothetical 10% depreciation in the value of the Korean Won against the U.S. dollar for the nine months ended September 30, 2005 would have reduced our revenues by US$4.8 million and decreased our operating income by US$1.0 million.
      In addition, through the nine months ended September 30, 2005, we conducted our business primarily in the Korean Won, which is our functional currency. However, we have selected the U.S. dollar as our reporting currency in accordance with Rule 3-20 of Regulation S-X under the U.S. Securities Act, which permits an issuer to use any reporting currency it deems appropriate. The measurement and translation process is the same as that promulgated by SFAS No. 52, Foreign Currency Translation. As a result, to the extent that we need to convert Korean Won into U.S. dollars for presentation purposes, there could be a material impact to certain financial statement line items as a result of the appreciation or depreciation in the value of Korean Won against the U.S. dollar. For example, should the value of the Korean Won depreciate against the value of the U.S. dollar for a financial statement period and our revenue remain the same, our financial statements for operations would report a reduction in the amount of revenue reported in U.S. dollars.
      We do not engage in any hedging activities. We may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest rate risk
      As we only have two minor financing facilities denominated in U.S. dollars, which we have not drawn upon to date, our exposure to risk for changes in interest rates relates primarily to our investments in money market funds. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. As substantially all of our cash equivalents consist of bank deposits, money market deposit accounts and money market funds, we do not expect any material change with respect to our net income as a result of a 10% hypothetical interest rate change. We do not believe that we are subject to any material market risk exposure on our short-term financial instruments, as they are readily convertible to cash and have short maturities. We do not have any derivative financial instruments.

Inflation
      We believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 2.7% in 2002, 3.6% in 2003, 3.6% in 2004 and 3.6% in the nine months ended September 30, 2005.
Recent accounting pronouncements
      In December 2004, the FASB issued SFAS No. 123(R), Share-based Payment, which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements using a fair-value-based method. The Statement replaces SFAS 123, supersedes Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. The new statement will be effective for public entities in periods beginning after June 15, 2005. While the fair value method under SFAS No. 123(R) is very similar to the fair value method under SFAS No. 123 with regards to measurement and recognition of stock-based compensation, we have not yet completed our analysis of the impact of adopting SFAS No. 123(R) and therefore we are currently unable to quantify its effect on our results of operations.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets, an Amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect a significant impact on its results of operations and disclosures.

BUSINESS
Overview
      We are a leading provider of integrated mobile entertainment solutions for wireless carriers. Our leadership is based on our track record of having introduced several applications that we believe were among the first to be deployed in the world through SK Telecom in Korea. Our applications, content and services enable wireless carriers to provide a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. We currently provide mobile entertainment solutions to 42 wireless carriers in 17 countries, including SK Telecom in Korea, Cingular Wireless, Sprint PCS, T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines.
      Our mobile entertainment solutions consist of carrier application services, content services, professional services and system sales. In our core offering, which we refer to as carrier application services, we develop mobile entertainment applications that we then manage and operate for and on behalf of our carrier customers. Our carrier application services are our largest and fastest growing source of revenues and generally require a high level of hardware and software integration into critical components of carrier networks, which in general requires a high degree of stability and reliability. We provide these services as an outsourced application provider and generally share in the subscription or transaction based fees paid to wireless carriers, which we believe over the long run provides us with an opportunity to earn recurring revenue and achieve a higher margin. In addition, we aggregate, publish and distribute a diverse range of mobile entertainment content such as mobile games, music and informational services and provide professional services and system sales to support our carrier customers. Due to our broad range of capabilities and our strong operational expertise, we believe we are well positioned to serve as an integrated solution provider for carriers that want to rapidly and cost-effectively provide mobile entertainment services to their subscribers.
      We were founded in June 2000 to develop and operate mobile entertainment applications for SK Telecom in Korea. Our leadership position in the advanced Korean mobile entertainment market, together with our strategic relationship with SK Telecom, the dominant wireless carrier in Korea, enables us to develop innovative new applications and gain expertise in operating these applications. Since our inception, we have successfully developed several applications that we believe were among the first to be deployed anywhere in the world. For example, in 2002, we launched with SK Telecom a WAP, and web-enabled ringback tone service, which enables callers to hear music chosen by the service subscriber instead of the traditional electronic ringing sound, while waiting for the call recipient to answer. As of September 30, 2005, we were operating ringback tone services for six carriers having a total combined subscriber base of over 120 million. Of these subscribers, 13.7 million, or 11.4%, were subscribers of the ringback tone services provided by these six carriers. In addition, in 2004, we deployed in Korea a music-on-demand service that enables subscribers to download music to MP3-enabled mobile phones over both wireline or wireless networks.
Our industry
      Mobile entertainment services enable users to engage in a range of entertainment activities, such as personalizing their mobile phones through ringback tones, ringtones and images as well as listening to music, playing games, watching videos and accessing news, weather, financial, sports and other information. For these services, subscribers generally pay a subscription or usage-based fee, which is generally shared among the wireless carriers, application service providers and content providers. The global mobile entertainment market has grown to become a multibillion dollar market and is expected to continue to grow rapidly as a result of increased wireless subscriber penetration, the introduction of new, more sophisticated services and the aggressive promotion of these services by wireless carriers. According to market analyses conducted in February 2005 by Juniper Research, a leading industry research firm, the combined size of sports, infotainment, music and game segments of the mobile entertainment services market is expected to grow from $9.2 billion in 2004 to $37.7 billion in 2009.

      Wireless carriers are aggressively launching and promoting these mobile entertainment services as they are increasingly viewing them as future growth drivers for their businesses. These carriers face intense competition from other wireless carriers, wireline carriers and cable-based voice service providers, which has resulted in pricing pressure, increasing customer churn and declining voice revenues. Particularly in mature markets that are approaching saturated penetration rates, wireless carriers are expected to increase their focus on mobile data, a large subset of which is mobile entertainment that encompasses ringtones, ringback tones, music-on-demand, mobile games logos, images, video clips, news and sports information, to address competition and declining average revenue per user from voice services to generate additional revenues. In order to promote these additional services, carriers have in the past made substantial investments in infrastructure such as third generation, or 3G, licenses and network upgrades that are designed for data services and have since been looking to aggressively leverage these investments by rolling out profitable new services.
      Key factors which we believe are contributing to the growth of the mobile entertainment market include:

•	deployment of high speed, next-generation wireless networks that allow richer content to be delivered more rapidly and cost effectively;

•	proliferation of advanced mobile handsets with enhanced features such as music and data connectivity, superior sound quality, improved display screens and embedded application environments, such as JAVA and BREW, that support multimedia applications;

•	increased consumer awareness and demand due to aggressive launches and promotions by wireless carriers and greater popularity of mobile entertainment applications; and

•	growth in the content available for mobile usage as content providers look to generate new revenue streams.

Mobile entertainment market categories
      As network and mobile handset capabilities have improved, mobile entertainment services have continued to evolve from simple monophonic ringtones to more complex applications like ringback tones, music-on-demand and multi-player networked games. The ease of access and functionality of the applications have also improved, whereby users can access applications on demand by downloading them to their mobile phones and can also enjoy a real-time interactive experience. The two key categories of the mobile entertainment services market today are music and games.

Mobile music
      Mobile music was one of the first mobile entertainment services to gain widespread acceptance. According to estimates by Juniper Research, the size of the mobile music market was $3.6 billion in 2004 and is expected grow to $9.3 billion in 2009. Currently, mobile music applications include:

•	ringtones, which are songs, parts of songs or other musical or voice-recorded clips that play instead of the traditional call notification or ringing sounds the phone makes when receiving a call;

•	ringback tones, which are songs, parts of songs or other musical or voice-recorded clips that a caller hears, instead of the traditional electronic ringing sound, while waiting for the call recipient to answer; and

•	music-on-demand, which enables users to listen to “full-track” songs from their personal computers or MP3-enabled mobile phones by downloading or streaming, as well as transfer downloaded songs to certain portable audio players and listen to the songs from such players.
      Ringtones were one of the first mobile entertainment applications to gain widespread acceptance and currently comprise the majority of the mobile music market in terms of revenues. Ringtones have evolved from basic monophonic sounds to more sophisticated polyphonic sounds and sample tracks.

      Ringback tones were launched in 2002 and have achieved a high degree of subscriber penetration in advanced mobile entertainment markets such as Korea and increasing penetration in other markets. Wireless carriers in other countries are rapidly rolling out these services and initial subscriber acceptance in many markets has been strong. According to a February 2005 research report by Juniper Research, a leading industry research firm, the size of the global ringback tone market is expected to grow to US$2.7 billion by 2009. Based on industry reports and our assessment of the market and the industry in which we operate, we believe that the expected growth of the ringback tone market will be driven by the following factors:

•	timely launches and promotions of the service by carriers;

•	improved consumer awareness due to increasing caller exposure to ringback tones as the number of subscribers using the service increases;

•	attractiveness of subscribers’ ability to personalize their mobile phone;

•	multiple usage scenarios such as celebrity voice ringback tones or ringback tones that play only at certain times of the day or only for certain callers; and

•	frequent content changes, particularly among youth.
      Music-on-demand is a next-generation mobile entertainment application that has been launched in more advanced markets such as Korea. We believe that music-on-demand service represents a significant evolution in the delivery of mobile music as it provides users easy and convenient ways to listen to music by downloading or streaming to their mobile phones and accessing music from multiple devices, including mobile phones, personal computers and MP3 players, by sharing access to the files among such devices.

Mobile games
      Mobile games have experienced rapid growth in usage to become one of the most popular multimedia applications. Juniper Research expects mobile games to constitute the largest category of the mobile entertainment services industry by 2005. Based on recent developments in mobile game technology, we believe that growth in the mobile game market will be driven by improved handset and network capabilities that permit more sophisticated and user-friendly games. As more mobile handset manufacturers have embedded application environments such as JAVA and BREW in their mobile handsets, the functionality of multimedia applications like games has increased. New types of games such as three-dimensional and multi-player games have further driven growth. Publishers of games have responded to this market opportunity by creating more sophisticated and advanced games that offer a superior user experience. According to Juniper Research, total global mobile games revenues in 2004 were $3.1 billion and are expected to grow to $18.5 billion by 2009.

Challenges for wireless carriers in offering mobile entertainment services
      We expect the operational challenges faced by wireless carriers to grow as the mobile entertainment sector experiences rapid growth and applications become more complex and sophisticated. Currently, wireless carriers face a number of obstacles in effectively launching these services including:

•	Rapid introduction of innovative new services. In the highly competitive wireless market, carriers need to launch new entertainment services to differentiate themselves from their competitors and combat eroding profit margins in voice services. As a result, being able to introduce new entertainment applications quickly, either to beat their competitors to market or to catch up to an existing competitor, is becoming increasingly critical to their success, making time-to-market an important factor in any application introduction decision. As the mobile entertainment services market is evolving rapidly, it is challenging for carriers to stay abreast of the latest developments in both technology and services.

•	Limited in-house expertise. Most mobile entertainment services are difficult to develop, and since the applications are often deeply integrated into the carriers’ systems and networks, deployment of such services is often complex. Mobile entertainment services often require not just network expertise, but technical capabilities such as standardized digital rights management that bar unauthorized use of copyrighted material, specific content compression technologies, billing and database modifications and enhancements not historically required of carriers. In addition, as these services have been introduced recently, implementing and launching these services pose unique pricing and operational challenges. Accordingly, only a small number of companies have the accumulated expertise to develop and integrate the applications into the carrier networks and effectively launch and manage these services in a highly reliable and cost-effective manner.

•	Need to deploy cost-effective solutions. In order to develop and deploy mobile entertainment applications and systems on its own, a carrier needs to incur significant capital expenditures to acquire the necessary software, hardware and manpower. Third-party carrier application service providers, on the other hand, provide mobile entertainment solutions to multiple carriers generally based on similar application platforms and thus, can take advantage of economies of scale and leverage upon prior experience with other carriers to provide a more cost-effective solution. As a result, carriers are able to reduce their upfront expenses and other capital expenditures by purchasing technology and expertise from third parties to build their wireless entertainment services.

      Integrated solutions are attractive to wireless carriers as they enable them to rapidly introduce new mobile entertainment services to their subscribers without having to build in-house expertise or incur large capital expenditures.
Our competitive strengths

Market leadership due to unique position in advanced Korean mobile entertainment market
      Due to the prevalence of next-generation wireless networks, Korea is one of the earliest markets to embrace advanced mobile entertainment applications and develop new business models for mobile entertainment services. As a result, Korea has developed into one of the largest and most sophisticated markets for mobile entertainment services in the world. In Korea, SK Telecom is the dominant wireless carrier with a market share of 51.0% in terms of the total number of wireless subscribers as of September 30, 2005, according to the Ministry of Information and Communication of Korea, and monthly average revenue per user of over $10 for data services during the nine months ended September 30, 2005. We have a strategic relationship with SK Telecom that involves daily employee interaction and integration of our product planning processes. Accordingly, we are well positioned to develop, test and commercialize innovative new mobile entertainment applications. Based on this relationship, we have developed a number of solutions including our WAP-enabled ringback tone solution and our music-on-demand solution, which we believe were among the first of their kind to be deployed anywhere in the world. We believe our leadership in the advanced Korean mobile entertainment market and relationship with SK Telecom will enable us to continue to develop innovative new applications that can be deployed by wireless carriers around the world.

Proven track record of operational expertise
      We have successfully deployed mobile entertainment solutions over the past four years and currently service 42 wireless carriers in 17 countries. This has given us expertise in integrating mobile entertainment application software and hardware into critical elements of a carrier’s network while preserving the integrity of these networks. In addition, our experience in operating mobile entertainment applications provides us with the ability to better address the broader needs of our carrier customers including issues related to launching new services, network expansion and troubleshooting. The breadth of our customer relationships has also enabled us to understand the complexities of different carriers operations and the uniqueness of the markets they serve. This experience provides us with a strong base of knowledge which we believe we can leverage to sell our services to new carrier customers who wish to rapidly and effectively provide mobile entertainment services.

High level of interaction and close relationships with major wireless carriers worldwide
      For our carrier application service customers, such as Bharti Airtel in India, SK Telecom in Korea, Globe Telecom in the Philippines as well as Cingular Wireless, T-Mobile USA and Verizon Wireless in the United States, we typically have daily interactions with the carriers due to our ongoing operation of applications provided to them. We believe that the high level of interaction and the resulting insights that we obtain about these advanced wireless services help build a high degree of trust between us and our carrier customers. As a result, we often work closely with the carriers to understand their future roadmap for wireless entertainment services. In addition, most of our service deployments with our carrier customers involve complex applications that are deeply embedded within the carrier’s network infrastructure, usually integrated into the carrier’s billing, provisioning, service management, customer care and other core network systems. As a result, we can reduce time to market and avoid complexities of new service deployment, which gives us an advantage over our competitors in selling additional mobile entertainment solutions.

Ability to offer a broad range of solutions to meet various carrier needs
      Depending on our carrier customers’ network environments and their mobile entertainment marketing strategy, we offer a choice of hardware, software, service management, operational support and content which can be purchased separately or as an integrated package. We believe that our flexible solutions customized to the needs of our carrier customers obviates their need to develop the expertise internally or contract with several parties. Once we have embedded our systems and technical solutions into our carrier customers’ networks, we believe that we have a competitive advantage in selling additional solutions and increasing our revenue from carriers.

Attractive business model with recurring revenues and a potential for increasing margins
      We generate a majority of our revenues from our carrier application services and content services based on either a percentage of the monthly subscription or per-transaction fees billed or collected by our carrier customers or a fixed per-transaction fee. Because we generally share in the monthly subscription charge and many users transact on at least a monthly basis, we typically generate recurring revenue from each subscriber every month as long as the subscriber continues using the service. Furthermore, as the number of subscribers grows, we are able to generate larger amounts of revenue from each carrier customer. Since a significant portion of our initial expenses for developing and selling mobile entertainment services and content are incurred prior to the launch, we expect to generate increasing margins as our carrier customers expand the subscriber bases for our services.
Our strategy
      Our goal is to be the leading provider of mobile entertainment solutions to wireless carrier customers. We intend to achieve this goal by implementing the following strategic initiatives:

Further penetrate our existing customer base
      We intend to expand the number of services we sell to our existing carrier customers. Since we provide applications and systems that are integral to our customers’ networks, we maintain ongoing contact with them that helps us understand and obtain insight into their needs. Based on this understanding, we intend to expand the portfolio of applications and services that we offer to our existing carrier customers. For example, we recently deployed our ringback tone application with Verizon Wireless after having deployed and operated one of their basic ringtone applications since 2003.

Expand our global customer base
      We intend to expand our geographic presence and develop new carrier customers by leveraging our expertise in ringback tone services and experience in mobile music-on-demand. For example, since 2004, we entered into contracts with 13 new wireless carriers for the sale of our applications and services. In order to develop and support these new carrier relationships, we also intend to upgrade and expand our network of development, sales and support resources in potential growth markets.

Develop and commercialize new applications and services
      We believe that the mobile entertainment industry is evolving rapidly due to technological developments and the introduction of new business models and distribution channels. We intend to take advantage of our market leadership position in Korea by continually testing and developing innovative applications and services with our wireless carrier customers and deploying them in new markets as they become commercially viable. For example, we believe that our music-on-demand service, which we launched with SK Telecom in 2004, will provide further growth momentum and opportunities for additional revenue sources in the future. We anticipate that these applications and services can, over time, be modified and offered in other regions through our relationships with our existing wireless carrier customers.

Pursue selective strategic acquisitions
      We intend to actively review acquisition opportunities to expand our geographic presence, service offerings, carrier relationships and technological expertise. In October 2004, we acquired WiderThan Americas in order to build on its existing relationships with major wireless carriers in the United States and Latin America, operational expertise in wireless messaging and multimedia services and experience in offering and operating integrated wireless services in North America. We will seek to identify similar opportunities in other regions to strengthen and grow our business through acquisitions.
Our services
      We offer our carrier customers a broad range of services that fall within four general categories: carrier application services, content services, professional and other services, and system sales. Our carrier application services are the core of our service offerings and generally involve the most comprehensive range of our capabilities. With a high level of integration into the carrier’s network, a revenue-sharing business model and portability into other carrier infrastructures, our carrier application services are our largest and fastest growing source of revenues. Our remaining three categories are often components of our core carrier applications services. We offer our content services directly to wireless subscribers by either providing content through one of our applications or through one of our competitors’ applications. Our professional services, while decreasing in overall importance, enable us to perform value-added services for wireless carriers. System sales involve selling packaged technologies and applications to those wireless carriers who desire to operate and manage these application services on their own.

Carrier application services
      Our carrier application services are services that we provide to wireless carriers which, at their core, involve applications that enable or facilitate the delivery of mobile entertainment content. We provide these services either as a managed service, in which the carrier hosts the application and we operate it for them by remotely accessing and monitoring the carrier’s network or as a service bureau, in which we host the application (and thus operate it from within our facilities) and the carrier accesses the application from outside its network in order to pull content into its network. For both types of services, we generally earn revenue by receiving from carriers a fixed fee per transaction, or a percentage of the carrier’s monthly subscription and/or per-transaction revenue and sometimes an additional fixed monthly service fee.

      The following sets forth a summary diagram of our carrier application services.

Managed service (Carrier hosts application)

Service bureau (WiderThan hosts application)

Ringback tones
      We began providing our ringback tone application service for SK Telecom in June 2002. We believe that this was the world’s first WAP and web-enabled ringback tone service. Ringback tone service enables callers to hear music chosen by the service subscriber instead of the traditional electronic ringing sound, while waiting for the call recipient to answer. Our ringback tone service enables users to download a variety of high-quality ringback content, including music, pre-recorded messages by celebrities and sound effects. Users can also select the sounds to be played for specific callers and for different times of day. Users can enjoy all of these features that are integrated into the carrier network, regardless of the manufacturer and model of their mobile handsets. Carriers generally offer the ringback tone service to their subscribers through monthly subscriptions and/or on a per download basis.
      In 2004, we also began providing ringback tone services to four other carriers in the United States, India and the Philippines. The table below sets forth the brand name as well as the fees charged by each of the wireless carriers to their subscribers for ringback tone services.

				Subscription fee			Transaction fee
Carrier	Service launch date	Brand name	Subscription fee	in US$(1)	Transaction fee(2)		in US$(1)

SK Telecom	June 2002	COLORing	W900/month	$0.86/month	W700 or W1,200	(3)	$0.67 or $1.10
Globe Telecom	March 2004	MyGlobe Ringback	N/A	N/A	30 Philippine Pesos		$0.54
Bharti Airtel	July 2004	Hello Tunes	30 Rupees/month	$0.68/month	15 Rupees		$0.34
Verizon Wireless	November 2004	Ringback Tones	$0.99/month	$0.99/month	$1.99		$1.99
T-Mobile USA	December 2004	CallerTunes	$1.49/month	$1.49/month	$1.99		$1.99
Excelcom	June 2005	My Waiting Tone	7,000 Rupiah/month	$0.65/month	5,000 Rupiah		$0.46

N/A = Not applicable.
Notes:

(1)	Using the NY Federal Reserve Bank noon buying rate as of September 30, 2005 except for the Indonesia Rupiah, which is published by Bank Indonesia, and the Philippines Peso, which is published by Banko Sentral ng Pilipinas.

(2)	Represents transaction fee as of September 30, 2005. Transaction fee means charges subscribers pay each time they add or change their ringback tone content.

(3)	W700 for downloads using WAP, and W1,200 for downloads over the Internet.

     The operation of our ringback tone service generally involves integration and management of the mobile network platform, user interface and content. Our mobile network platform service integrates the ringback tone capability into the carrier’s voice network. Our user interface service manages the channels by which the mobile phone user can access and select ringback tones. Through our content management service, we create a system that enables content providers to upload their ringback tone content for easy access by mobile phone users. In return for operating and managing our ringback tone service, we generally enter into revenue-sharing arrangements with our carrier customers. For the nine months ended September 30, 2005, approximately 35% of our carrier application service revenue was derived from our ringback tone carrier application service.

Music-on-demand
      In November 2004, using the music-on-demand carrier application service that we provide, SK Telecom launched “MelOn®”, which we believe to be among the world’s first music-on-demand service that provides users with access to a music source from any place that has Internet connectivity. Depending on the type of subscription, the MelOn service enables subscribers to listen to a wide range of song titles by downloading or streaming to a personal computer, certain MP3-enabled mobile phones and certain portable audio players that are equipped with a digital rights management system that is authorized by SK Telecom and bars unauthorized use of copyrighted material. Users can also transfer these downloaded songs from one device to another.
      For this service in Korea, we primarily license the music source rights under licensing agreements as described in “— Content services” below. We manage the planning, system operation and content for the MelOn service and also support SK Telecom’s billing and promotional activities. Users can pay for our music-on-demand service through monthly subscription or on a per-download basis, and we receive a monthly fixed fee as well as a percentage of the monthly subscription and the content download fee.
      We plan to provide our music-on-demand service in markets outside of Korea in the form of an enhanced music service application under the brand of “WiderMusictm”. This application will contain improved service features, including ready compatibility with existing ringback tone applications, flexible and integrated service management, and embedded personalization features that enable the user to easily access information from the web music portal site. For the nine months ended September 30, 2005, approximately 19% of our carrier application service revenue was derived from our music-on-demand carrier application service.

Messaging
      Together with VeriSign, Inc., we offer an inter-carrier messaging service which routes and delivers SMS messages between wireless carriers within the United States and internationally to multiple wireless devices, under the brand name of Metcalf®. This service allows subscribers with any text messaging capable handset to send and receive text messages to and from subscribers on other networks. Our responsibilities under this arrangement include developing, enhancing, maintaining and supporting the inter-carrier messaging software application. VeriSign is responsible for hosting the application, providing the hardware on which the application resides, providing for and managing connectivity into the system, and providing carrier customer support. We earn revenue from this service from fees paid by the carriers based on the number of messages handled for them through the inter-carrier messaging service, subject to the revenue-sharing arrangement between VeriSign and us. For the nine months ended September 30, 2005, approximately 20% of our carrier application service revenue was derived from our inter-carrier messaging carrier application service.
      We also provide other types of messaging services, including e-mail messaging, multi-media messaging, voice messaging and multimedia application gateway management. Our email messaging service sends a short notice to a subscriber when an email arrives and enables the subscriber to read, reply to such emails and compose emails on any WAP-enabled mobile handset. Our multi-media messaging service enables subscribers to send short messages with background designs or with avatar symbols as well as send photos or video mail on any WAP-enabled mobile handset with color screen capability. Our voice messaging service enables a subscriber using a mobile handset with voice messaging capability to leave voice messages to any Korean mobile phone subscriber, whether or not subscribers to SK Telecom, without having to actually call that person. Our multimedia application gateway management service aggregates content from third party content providers and controls and monitors the connectivity and traffic of multimedia content to and from our carrier customers’ networks. Depending on the content, such content can be viewed on either multimedia handsets or text messaging capable handsets. For our role as service provider, we generally receive a percentage of the monthly subscription or per-message fee paid by subscribers or a fixed monthly fee.

Information services
      We provide a mobile phone-based broadcasting application service to SK Telecom. Subscribers to this application can automatically receive news updates with full color graphics on the browser pages of their mobile phones (assuming such phones are embedded with client software that enables reception), and can also download information in a variety of categories on an on-demand basis. We receive a fixed monthly fee from SK Telecom for operating this service.
      We also provide a number of other financial and news information services to SK Telecom. Financial information services allow subscribers to check stock quotes, conduct stock trading and access and manage their accounts through a network of more than a dozen securities companies. Users can also separately subscribe to receive short message updates for news, sports, entertainment and weather on their mobile handsets. Such services are compatible with most recent makes and models of mobile phones. For these services, we receive a percentage of the monthly subscription fee that SK Telecom charges its subscribers.

Content services
      Our content services involve the delivery of content, such as ringtones, ringback tones and mobile games, to wireless subscribers through application service providers such as us or through a carrier’s own applications. We primarily acquire our content through licensing agreements with music label companies, game developers and other content providers. In this area, we generally earn revenue based on the number of downloads or packets of content accessed, and the amount we receive is either through a revenue share arrangement with the carrier or on a per-transaction fixed fee basis.

Music
      Our music content offerings primarily include ringtones, ringback tones and music for music-on-demand services. In Korea, we offer ringtone, ringback tone and music content to SK Telecom, and ringback tone content to KTF. The music content is accessible from the WAP browser of the mobile phone or over the Internet portals of the carriers. We acquire or source most of our music content through licensing agreements with music label companies and related industry organizations. The music content is accessible generally on a per-download basis and we receive a percentage of the download fees charged by carriers. Users can enjoy any ringback tone content regardless of the manufacturer and model of their mobile handsets. As for ringtones, a user’s ability to download and enjoy ringtone content may be limited depending on whether the user’s mobile handset supports midi ringtones or real tone ringtones. Midi ringtones are further classified into monophonic ringtones and polyphonic ringtones. Real tone ringtones also require a minimum of 2.5G network environment to download. Full song content requires MP3-enabled phones.
      We also provide ringtone content in the United States. We provide this service generally on an outsourced basis by hosting the ringtone content on servers located in our data centers. When a subscriber selects a ringtone, the carrier pulls the content from our system into the carrier network for delivery to the subscriber. This service is principally offered to carriers as a “white label” solution, which means that although the subscriber actually accesses content located on our servers, the service is provided under the carrier’s brand so it appears as if the carrier is the sole provider of the content. For our services, we receive a portion of the content download fee.

Games
      As a publisher, we offer various categories of games including sports, action, role-playing, card and trivia that we license from third-party developers. Currently, we offer our games to subscribers of SK Telecom, KTF and LG TeleCom in Korea, to T-Mobile USA and Cingular in the United States, to Globe Telecom and Smart Communications in the Philippines, to SingTel in Singapore and to TA-Orange in Thailand. We plan to sell game content directly to our other existing carrier customers in the future. We receive a percentage of the per-download fee that carriers charge their subscribers. In order to enjoy mobile games, wireless subscribers must use BREW- or JAVA-enabled mobile handsets.

Professional and other services
      Our professional services include website creation and management, software development, consulting and other services. Our website creation and management service includes designing and maintaining loyalty program websites for four different membership clubs offered by SK Telecom. Our responsibilities include online strategy and planning, website and WAP site integration, market research, promotion, content planning, interface designs, site maintenance, customer service and content provider support. For this service, we receive from SK Telecom a monthly site management fee, plus additional fixed fees for content design, promotion, site renewal and additional planning.
      Our other services primarily involve providing customized modifications and enhancements to existing applications requested by our carrier customers such as wired to wireless linkage user interface and new business strategy consulting. The fees for our professional services are typically charged on a time and materials basis.

System sales
      Our system sales principally involve the sale to wireless carriers of hardware with our software application loaded onto it, together with system integration and maintenance fees. The primary system we sell is for ringback tone service, though we have in the past sold systems that support other mobile entertainment and information services. Unlike our carrier application services, in the cases of system sales or integration service we typically do not operate or manage the system after the installation is complete. We have also sold systems for a number of other applications such as voice-related service platforms, menu optimization applications and content downloading applications. We have sold these systems to SK Telecom and other global carrier customers, including T-Mobile USA, Hutchison 3G of the United Kingdom, Partner Communications (Orange) of Israel, S-Telecom of Vietnam, APBW of Taiwan, Mobile One of Singapore and Telkomsel and Telkomflexi of Indonesia.
Sales, marketing and business development
      Our sales, marketing and business development team works closely with many of our wireless carrier customers to identify new business opportunities for our mobile entertainment applications, services and systems. Through ongoing communications with product and marketing divisions of our wireless carrier customers, we tailor our application and service portfolio to the strategic direction of the carriers and the preferences of their subscribers. Our sales, marketing and business development team is responsible for strategic partnership development and contract negotiations. In addition, this team is also responsible for managing our own marketing efforts. Our market channels consist of various online and offline methods of promoting our music and game content, media relations, industry trade shows, speaking opportunities and other events and our website.
      In Korea, our senior executives and service operation and product development teams work in close partnership with their counterparts at SK Telecom from the early stages of product development and strategic planning to develop new sales opportunities. In our markets outside of Korea, we have organized our sales team geographically with regional directors responsible for different regions of the world, including Asia-Pacific, North America and Europe. The regional directors work closely with regional account managers who serve top-tier carrier customers in a given region.
Service operations
      Our service operations team manages the implementation and operation of our services, including testing, system integration and service launch. This team includes account managers who work closely with the product and marketing teams within the carriers to understand their marketing plans and then to operate, manage and/or maintain our applications and services in a manner consistent with the carriers’ needs. The service operations team also interacts daily with carrier customers to identify their current and future needs and to expand our existing service offerings to and future business opportunities. This team also includes carrier support personnel staffed at our network operation centers which are open 24 hours a day, 7 days a week and 365 days a year. Our operation centers are designed to provide our carrier customers with prompt and comprehensive customer support. Our operations center staff monitors the applications and systems that we support and is trained to identify potential application, operating system, network and processing problems prior to their actual occurrence. This staff also includes customer service personnel that handle front-line customer support for our services and applications to our global customers. They manage customer concerns in conjunction with content providers, internal product support personnel and, frequently, outside vendors.
Applications development
      Our applications development team develops the core applications behind nearly all of our services. This team works closely with our sales, marketing and business development team, as well as our service operations teams, to develop and enhance our software applications that address immediate needs and concerns of our carrier customers. One of the primary focuses of our applications development is music service platform development and ringback tone and other messaging platform enhancements. The music service platform development project primarily involves creating an end-to-end music portal system that seamlessly integrates web-based and WAP-based portals and provides content and content service management functionalities. That project also involves creating a digital rights management system that is compliant with international standards. The ringback tone and other voice-related platform enhancement project primarily involves improving the voice-related platform over the telephone network, upgrading the ringback tone player and server capabilities and enhancing the quality of music transported through the voice-related platform.
Competition
      The mobile entertainment services market is highly competitive and characterized by frequent service introductions, evolving wireless platforms and new technologies. We believe we compete favorably on the basis of the sophistication of our service offerings, service level commitments, depth of carrier relationships, existing integration into carrier networks and price.

Carrier application services and system sales
      In the following categories of our carrier application service, we compete with a number of Korean and international companies in specific areas of our business, including the following:
      Ringback tones — Our principal competitors in the ringback tone service market include NMS, Comverse and Huawei.
      Music-on-demand — Our principal competitors in the music-on-demand service market include Alcatel, Ericsson, Musiwave and Siemens. We may also compete with music label companies such as Sony Music Entertainment and companies such as Apple, Yahoo! Inc., Microsoft, Napster and Real

Networks which currently provide music-on-demand services for online or other non-mobile platforms as they expand their operations to provide the music-on-demand service over the mobile platforms.
      Messaging — Our principal competitors in the inter-carrier messaging market include Mobile365 and Syniverse Technologies.
      Ringtones — Our principal competitors in the ringtone services market include InfoSpace Mobile, For-Side, Faith, Inc. and Kanematsu USA.

Content services

Ringback tone, ringtone and other music content
      The mobile music content market in Korea, on which the majority of our music content business is based, is fragmented with more than 20 content providers. Music content providers in Korea include Danal, Yaho Communications, 5425.com, Witcom and Cowon. Globally, our principal competitors in the music content market include many of the same companies that we compete with in the ringtone service market, including InfoSpace Mobile, For-Side, Faith, Inc., Kanematsu USA, Sony Music Entertainment and Walt Disney Internet Group. In addition, in the United States and other countries, an increasing number of the music label companies are becoming our competitors by entering into music licensing arrangements directly with the wireless carriers to provide music content.

Games
      In Korea, our principal competitors in the mobile game publishing market include Com2us and Gamevil. Globally, our principal competitors in this market include JAMDAT Mobile, Digital Bridges, Gameloft, Mforma, Sorrent and THQ Wireless.
Korean government regulation
      The following is a summary of the principal governmental laws and regulations that are or may be applicable to wireless value-added service providers like us in Korea. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Korean legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to our services, which is an emerging industry in Korea. The major laws regulating the wireless telecommunications services industry such as ours are as follows.

Telecommunications Business Act
      Under this Act, telecommunications service providers are currently classified into three categories: network service providers, value-added communications service providers and special service providers. We are classified as a value-added communications service provider. As a value-added communications service provider, we are subject to the following regulations under this Act.
      Report of business operation. Any person intending to operate a value-added communications business as defined in the Act must submit a report to the Minister of Information and Communication. We submitted such report in April 2002 in connection with our online information services and content provisioning services.
      Report of the operating status. The Minister of Information and Communication may request a value-added communications service provider to prepare and submit statistical reports regarding, among others, the current status of facilities used for telecommunications services, subscription records, the current status of users, etc. The Minister has not requested that we prepare and submit any such report.

Online Digital Contents Industry Development Act
      Under this Act, a person may not cause damage to the business interest of an online content provider by copying or transferring all or part of the online contents created and displayed by such content provider. In case of actual or threatened infringement on the online content in violation of the above provision, the contents producer may bring a claim to court for monetary compensation or suspension of such act if the claim is made within five years of the date such online content is created and displayed.

Juvenile Protection Act
      The Juvenile Protection Committee established under this Act deliberates and determines whether or not any audio, film or written information transmitted over telecommunications media would be harmful to juveniles. Our online or mobile content has never been determined by the Juvenile Protection Committee as media content that is harmful to juveniles under this Act.
      In the United States, we do not offer any services that we believe are subject to regulation by the Federal Communications Commission or by any other state communications regulatory agency or body.
Intellectual property and proprietary rights
      Our success depends in part on our proprietary technology and know-how. We rely primarily on a combination of trade secret and copyright laws and restrictions on access to protect our trade secrets and proprietary rights. We distribute our software products under license agreements, which grant customers a non-exclusive license to use the software and contain certain terms and conditions prohibiting its unauthorized reproduction or transfer. We enter into confidentiality agreements with our suppliers and customers when we disclose proprietary information to them. In addition, we enter into confidentiality agreements and assignment of invention agreements with certain of our employees and consultants.
      Certain of our ringback tone solutions, including two out of six ringback tone carrier application services that we currently provide, are based in part on certain intellectual property rights owned by SK Telecom. We license these rights from SK Telecom pursuant to a non-exclusive license agreement which was negotiated on an arm’s-length basis. The term of our license agreement is co-terminous with the terms of our carrier application service contracts for ringback tones, meaning that the license is in effect for so long as we are providing ringback tone carrier application service to any carrier. For this license, we pay SK Telecom either a percentage of our revenue based on the number of users (in a ringback tone carrier application service sale) or based on the sales price of certain ringback tone servers (in a ringback tone system sale).
      In addition, our music-on-demand contract with SK Telecom provides that patent, copyright, know-how, and other intellectual property rights developed or created by us in the course of integrating the system and operating the music-on-demand service are assigned to SK Telecom. If we use any of SK Telecom’s patents, copyrights, know-hows, or other intellectual property rights in connection with providing music-on-demand solutions to carriers other than SK Telecom, we will be required to obtain consent from SK Telecom for our use of those rights and to make royalty payments to it. We are presently in discussions with SK Telecom regarding licensing relevant portions of its music-on-demand intellectual property to better enable us to provide music-on-demand service globally and expect to conclude an agreement in the near future.
      We hold nine patents issued by the Korea Intellectual Property Office and one patent issued by the U.S. Patent and Trademark Office, respectively. We have 22 patent applications pending at the Korea Intellectual Property Office, 12 patent applications pending at the U.S. Patent and Trademark Office and four patent applications pending with the World Intellectual Property Office under the Patent and Copyright Treaty, respectively. We also have 11 trademarks and 13 service marks registered with the Korea Intellectual Property Office, and 11 trademarks and 13 service marks registered with the U.S. Patent and Trademark Office, respectively. We have 11 service mark applications pending at the Korea Intellectual Property Office. We have registered 42 Internet domain names.

Employees
      As of September 30, 2005, we had a total of 420 full-time employees and 76 temporary employees. As of the same date, we had 284 full-time employees and 60 temporary employees in Korea, 116 employees in the United States, 17 employees in the Philippines, ten employees in India, three employees in Indonesia, five employees in the United Kingdom and one employee in China. We have not experienced any work stoppage to date since our incorporation. None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.
      The following table summarizes our employees broken out by functions as of December 31, 2002, 2003 and 2004:

	December 31,

Department	2002	2003	2004

Management, finance and administration	25	35	42
Sales, marketing and business development	16	39	46
Service operations	85	101	178
Applications development	82	82	112

Total	208	257	378	(1)(2)

Note:

(1)	Includes 78 WiderThan Americas employees.

(2)	Excludes 42 temporary employees.
Facilities
      Our principal executive and administrative offices are located on four floors of K1 REIT Building, 463, 3-ga, Chungjeong-ro, Seodaemun-gu, Seoul, 120-709, Korea. We occupy approximately 61,350 square feet of office space in Seoul, which we lease under a lease that expires in October 2006 at a monthly rent of approximately US$94,000 and a monthly maintenance fee of approximately US$50,000 with a security deposit of approximately US$1.0 million. The offices of our United States operations are located in Reston, Virginia, New York, New York and Seattle, Washington. In those locations, we occupy approximately 22,000 square feet of office space under leases that expire between 2006 and 2008.
      In addition, we also lease data centers in Korea and the United States to host our equipment, including servers. We also have branches and representative offices in India, United Kingdom, the Philippines, China and Indonesia.
      We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
Legal proceedings
      In June 2005, an association representing music producers in Korea sent us a notice demanding payment of fees for our use in our carrier application services since July 2004 of songs over which the association claims it holds certain rights. We used these songs under licensing agreements with independent music label companies which contain representations that these music label companies are the rightful, legal owner of the songs. Nevertheless, the association is claiming that it is the rightful owner. We are currently investigating the merit of the association’s claims and the related scope of our potential liability. Under our licensing agreements, the independent music label companies are required to indemnify us for any losses resulting from their breach of representations. Should we become liable to the association in this matter, we intend to exercise our indemnity rights under our licensing agreements.
      We are currently not a party to any material litigation and, other than as described above, are not aware of any pending or threatened litigation that is material.

MANAGEMENT
Board of directors
      Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a board of directors comprised of nine directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, so long as a quorum is met by a representation of not less than one third of all issued and outstanding shares with voting rights.
      Each of our directors is elected for a term of three years, which may be extended until the close of the annual general meeting of shareholders convened in respect to the last fiscal year of such director’s term. However, directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders. All of our directors have been nominated pursuant to the investor rights agreement as described in “Related Party Transactions”.
      The board of directors elects one or more representative directors from its members. A representative director is authorized to represent and act on behalf of us and has the authority to bind us. Currently, our board of directors has elected a sole representative director, Sang Jun Park. Under the Korean Commercial Code and our articles of incorporation, any director with special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting.

Directors
      The following table sets forth the names, age, positions at our company and the election dates of our executive and non-executive directors as of September 30, 2005:

Name	Age	Position	Date elected as a director

Sang Jun Park	43	Representative Director and Chief Executive Officer	May 27, 2003
Jin Woo So	43	Non-Executive Director	April 9, 2003
Dong Hyun Jang	42	Non-Executive Director	June 28, 2005
Randolph Lee Austin, Jr.	41	Non-Executive Director	September 30, 2004
Antti Kokkinen	41	Non-Executive Director	August 8, 2003
Jung Woo Sung	34	Non-Executive Director	February 15, 2005
Neeraj Bharadwaj	36	Non-Executive Director	February 15, 2005
Lori Holland	47	Non-Executive Director	June 28, 2005
Dongjin Lee	41	Executive Vice President and Executive Director	March 30, 2005(1)
Thomas E. Wheeler	59	Non-Executive Director	Pending(1)

(1)	Thomas E. Wheeler has agreed to serve as, and our shareholders have approved the nomination of Mr. Wheeler as, our non-executor director upon completion of formal registration requirements under applicable law in Korea. Mr. Wheeler’s term as non-executive director will commence once his acceptance has been registered with the Commercial Registry in Korea, which we expect to occur in the near future. Upon commencement of Mr. Wheeler’s term, Mr. Dongjin Lee will resign from our board of directors.
     Executive directors are directors who work for us full-time and hold executive officer positions with us. Non-executive directors are directors who serve in their director positions on a part-time basis only as members of the board of directors. There is no legal distinction between executive and non-executive directors under the Korean Commercial Code.
      Sang Jun Park has served as our representative director and chief executive officer since January 2005 after serving as our co-chief executive officer since May 2004. Mr. Park was nominated by SK Telecom for his current position. Having joined us in June 2000 as one of our founding members and, prior to becoming our chief executive officer, Mr. Park served as our chief operating officer overseeing both our global business expansion into the North American and Asian markets, as well as our business in Korea. Mr. Park is also a director of AirCross, our affiliate. From 1994 to June 2000, Mr. Park worked at SK Telecom as general manager in charge of overseas business financial and accounting management and international corporate finance. Mr. Park has over ten years of experience in the wireless industry. Mr. Park received his bachelor’s degree in business administration from Sogang University.
      Jin Woo So has served as the chairman of our board of directors since our inception in June 2000. Mr. So was nominated by SK Telecom for his current position. From our inception to January 2005, Mr. So was our chief executive officer and directed our global expansion efforts and acquisition of WiderThan Americas. Mr. So is currently senior vice president of SK Telecom in charge of global business and business development and serves on the boards of, a number of telecommunication service companies affiliated with the SK Business Group, including SLD Telecom Pte Ltd. of Vietnam, TU Media Corp., SK Communications Co., Ltd., SK Teletech Co., Ltd., UNISK (Beijing) Information Co., Ltd., SK Telecom International Inc., SK Telecom China Co., Ltd., SK Telecom USA Holdings Inc. and SK-Earthlink Corp. Mr. So does not hold directorship positions with any other public company. From 2001 to 2004, Mr. So served as the chief executive officer of SK Communications, a leading community portal operator in Korea. Mr. So has over 14 years of experience in the wireless and web portal industry in which he served in various executive positions. Mr. So received his bachelor’s degree in electrical engineering from Seoul National University and his master’s degree in business administration from the University of Iowa.
      Dong Hyun Jang has served as our non-executive director since June 2005. Mr. Jang was nominated by SK Telecom for his current position. Mr. Jang serves as head of the strategic planning group of the strategic planning office of SK Telecom, where he has worked since 1999 in areas of human resources and financial management. Mr. Jang worked for other member companies of the SK Business Group from 1991 to 1999 where he oversaw various human resources and investment projects. Mr. Jang also serves on the boards of directors of SK Wyverns Baseball Club Co., Ltd., a professional baseball team in Korea, Innoace Co., Ltd., a wireless network infrastructure company, and SK Capital Co., Ltd., a financial services company, none of which are public companies. Mr. Jang received his bachelor’s and master’s degrees in industrial engineering from Seoul National University.
      Randolph Lee Austin, Jr. has served as our non-executive director since September 2004. Mr. Austin was nominated by the holders of Series B preferred stock for his current position. Mr. Austin also serves on the boards of directors of MMetrics, a mobile measurement company, Thumbplay, a mobile application commerce provider, Swagger Wireless, a mobile rights management company, and Limelife, a mobile application publisher. Since February 1999, Mr. Austin has served as general partner at i-Hatch Ventures, a venture capital firm based in New York. Prior to i-Hatch Ventures, he served in executive capacities at Bertelsmann AG, Prodigy Services and McKinsey & Company. Mr. Austin received his bachelor’s degrees in economics and computer science from Duke University and his master’s degree in business administration from Harvard Business School.
      Antti Kokkinen has served as our non-executive director since August 2003. Mr. Kokkinen was nominated by BlueRun Ventures, previously known as Nokia Venture Partners, for his current position. Mr. Kokkinen covers technology-related investment activities at BlueRun Ventures, a venture capital fund based in Helsinki with more than $1 billion in assets under management. Mr. Kokkinen was one of the co-founders of BlueRun Ventures, which was founded in 1998. Mr. Kokkinen also serves on the boards of directors of, among others, Frontier Silicon Holdings, a digital multimedia semiconductor company, Network Inference, a business software provider, and Uneed, a high-definition television optical engine company. Mr. Kokkinen does not hold directorship positions with any other public company. Prior to joining BlueRun Ventures, Mr. Kokkinen worked at Nokia Corporation for more than ten years. Mr. Kokkinen received his master’s degree in business administration and a master’s degree in electrical engineering, both from Helsinki University.
      Jung Woo Sung has served as our non-executive director since February 2005. Mr. Sung was nominated for his current position by SAIF Capital Limited, a wholly-owned subsidiary of SB Asia

Infrastructure Fund L.P. Since January 2004, Mr. Sung has been a principal at SAIF Advisors Limited Korea, an advisor for SAIF Advisors Limited, which is an advisory company for SOFTBANK Inc. SOFTBANK Inc. is the management company for SB Asia Infrastructure Fund L.P. From September 2001 to January 2004, Mr. Sung worked at SAIF Korea Advisors Inc., an advisory company for SAIF Advisors Limited. Mr. Sung currently serves on the boards of directors of UNO Systems, an e-business solutions provider, and Contela Inc., a wireless infrastructure equipment provider. Mr. Sung co-founded and worked at La Jolla Investment Ltd., a boutique financial advisory services firm in Korea focusing on mid-sized mergers and acquisitions and private placements from May 2000 to August 2001. Prior to La Jolla, Mr. Sung worked at Samjong KPMG and the Korean and U.S. operations of Tong Yang Securities. Mr. Sung received his bachelor’s degree in economics from the University of Chicago.
      Neeraj Bharadwaj has served as our non-executive director since February 2005. Mr. Bharadwaj was nominated by Nokia Venture Partners and i-Hatch for his current position. Mr. Bharadwaj is a partner of Apax Partners, which he joined in 1999, and focuses on wireless and mobile data, security and infrastructure software investment activities. Mr. Bharadwaj currently serves on the board of directors of PreventSys, a security software provider. Previously, Mr. Bharadwaj worked at McKinsey & Company, where he consulted various wireless, telecommunications and enterprise software clients. Mr. Bharadwaj also worked at Goldman Sachs and Morgan Stanley Dean Witter & Co. He received a bachelor’s degree in economics from the Wharton Business School with a minor in mathematics from the College of Arts and Sciences of University of Pennsylvania.
      Lori Holland has served as our non-executive director and chairperson of our audit committee since June 2005. Ms. Holland has 20 years of experience in finance and accounting. Prior to joining us, Ms. Holland has worked as an independent financial consultant since 2000 providing a number of early stage technology companies in Silicon Valley with various financial and management advisory services, including financing, financial strategy formation, internal controls and reporting systems implementation and regulatory compliance. Ms. Holland also served as chief financial officer for Zaffire, Inc., an optical networks service provider, Neomagic Corporation, a semiconductor manufacturer, and Read-Rite Corporation, a disk drive components manufacturer. Ms. Holland currently serves on the boards of Bookham Technology, an optical parts manufacturer, and Credence Systems, a semiconductor equipment manufacturer, both of which are listed on NASDAQ. Ms. Holland received her bachelor’s degree in economics from California Polytechnic State University.
      Dongjin Lee has served as our executive director and executive vice president and head of Asia-Pacific business since March 2005. Having joined us in June 2000 as one of our founding members, he is in charge of our operations in the Asia Pacific region, including Korea, Northeast Asia, Southeast Asia and Australia. Prior to his current position, he served as senior vice president of our operations in Korea where he was directly involved in the development and launching of ringback tone and music-on-demand application services. Prior to joining us, Mr. Lee was employed with SK Telecom from 1995 to June 2000, where he developed customer retention and marketing programs. Mr. Lee received his bachelor’s degree in mass communications from Yonsei University.
      Thomas E. Wheeler has agreed to serve as, and our shareholders have approved the nomination of Mr. Wheeler as, our non-executive director upon completion of formal registration requirements under applicable law in Korea. Mr. Wheeler’s term as non-executive director will commence once his acceptance has been registered with the Commercial Registry in Korea, which we expect to occur in the near future. Mr. Wheeler is a partner of Core Capital Partners, which he joined in 2004, where he focuses on emerging companies in new technology with an emphasis on wireless data and content. Mr. Wheeler presently serves on the public company boards of Earthlink, a leading Internet service provider, its joint venture, SK-Earthlink, and InPhonic, an online activator of wireless phones. Previously, Mr. Wheeler was the President and CEO of the Cellular Telecommunications & Internet Association for close to 12 years. In addition, Mr. Wheeler started or helped found a number of technology companies. He is a Trustee of the John F. Kennedy Center for the Performing Arts, having been appointed successively by President Clinton and President Bush, as well as a member of the board of directors of the Public Broadcasting Service.

Mr. Wheeler is also the Chairman and President of the Foundation for the National Archives. Mr. Wheeler received a bachelor’s degree in business administration from Ohio State University.
      The business address of all of our directors is the address of our registered office at 17F, K1 REIT Building, 463, Chungjeong-ro 3-ga, Seodaemun-gu, Seoul, 120-709, Korea.

Independent directors
      We have applied to have our ADSs quoted on NASDAQ and, upon approval, we expect to be subject to the NASDAQ listing requirements applicable to non-U.S. companies. Under the NASDAQ listing requirements, we are required to have a majority of our board of directors be comprised of independent directors, unless we qualify for an exemption. The independence standards under the NASDAQ rules prohibit from being our independent director, among others, any person who is a current or former employee of us (for the current year or the past three years) or of any of our affiliates, as well as any immediate family member of our executive officer or an executive officer of any of our affiliates. Under the applicable rules of NASDAQ, a company listing in connection with its initial public offering has twelve months from the date of listing to comply with the majority independent board requirement in Rule 4350(c).
      The following table sets forth the names, age, positions at our company and the election dates of our directors who we believe meet the definition of “independent directors” under Rule 4200 of the Nasdaq listing requirements as of September 30, 2005:

Name	Age	Date elected as a director

Randolph Lee Austin, Jr.	41	September 30, 2004
Jung Woo Sung	34	February 15, 2005
Neeraj Bharadwaj	36	February 15, 2005
Lori Holland	47	June 28, 2005
Thomas E. Wheeler	59	Pending(1)

(1)	Thomas E. Wheeler has agreed to serve as, and our shareholders have approved the nomination of Mr. Wheeler as, our non-executor director upon completion of formal registration requirements under applicable law in Korea. Mr. Wheeler’s term as non-executive director will commence once his acceptance has been registered with the Commercial Registry in Korea, which we expect to occur in the near future.
     We intend to have a majority of our board of directors comprised of independent directors meeting the definition of “independent directors” under Rule 4200 of the NASDAQ listing requirements within one year from the date of this prospectus in accordance with the NASDAQ listing requirements under Rule 4350(c).
      The registered address of our directors and executive officers is 17F, K1 REIT Building, 463, Chungjeong-ro 3-ga, Seodaemun-gu, Seoul, 120-709, Korea.

Committees of the board of directors
      Under our articles of incorporation, we currently have three committees that serve under our board of directors:

•	Audit committee;

•	Board nomination and corporate governance committee; and

•	Compensation committee.

Audit committee
      Under the U.S. Sarbanes-Oxley Act of 2002 and the NASDAQ listing requirements, non-U.S. issuers such as ourselves are required to comply with the independent audit committee requirements. To comply with these requirements, we established an audit committee at our general shareholders meeting in March 2005.
      Under the applicable rules of NASDAQ, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements set forth in Rule 4350(c) on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements set forth in Rule 4350(c) as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.
      The audit committee currently consists of the following three directors: Lori Holland, Antti Kokkinen and Jung Woo Sung. Our board of directors has determined that, as of the date of this prospectus, Ms. Holland is independent as set forth in the NASDAQ listing requirements as well as being independent for the purpose of Rule 10A-3 of the Exchange Act. We intend to comply with the independent committee requirements in the future in accordance with the phase-in compliance rules described above. Our independent directors are financially literate and have accounting or related financial management expertise. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. The committee is currently chaired by Ms. Holland. In addition, Thomas E. Wheeler has agreed, upon commencement of his term as a member of our board of directors, to serve on our audit committee. Our board of directors has determined that, as of the date of this prospectus, Mr. Wheeler is independent as set forth in the NASDAQ listing requirements as well as being independent for the purpose of Rule 10A-3 of the Exchange Act.

Board nomination and corporate governance committee
      The board nomination and corporate governance committee consists of the following directors: Neeraj Bharadwaj, Lori Holland and Jin Woo So. We believe Mr. Bharadwaj and Ms. Holland are independent as set forth in the NASDAQ listing requirements. We intend to comply with the independent committee requirements in the future in accordance with the phase-in compliance rules described above. This committee will be responsible for recommending and nominating candidates for our director positions and overseeing our corporate governance practices generally. The committee is currently chaired by Mr. Bharadwaj.

Compensation committee
      The compensation committee consists of the following four directors: Sang Jun Park, Randolph Lee Austin, Jr., Antti Kokkinen and Jung Woo Sung. We believe Messrs. Austin, Kokkinen and Sung are independent as set forth in the NASDAQ listing requirements. We intend to comply with the independent committee requirements in the future in accordance with the phase-in compliance rules described above. This committee will be responsible for reviewing and approving the management’s evaluation and compensation programs.

Executive officers
      In addition to our executive directors, we also have nine executive officers. The following table sets forth the names, age and positions at our company held by our directors and officers as of the date of this prospectus:

			Date appointed as an
Name	Age	Position	executive officer

F. Terry Kremian	58	Global President	May 16, 2005
Hoseok Kim	38	Chief Financial Officer	November 14, 2000
Vern Poyner	47	Chief Executive Officer of WiderThan Americas	October 8, 2004(1)
Jinsoo Yoon	41	Vice President, Global Technology Center	December 26, 2002
Jay H. Kim	42	Vice President of Music Business Division	March 10, 2004
Jonathan Kim	40	Vice President, Products and Services	June 23, 2003
Jongseon Yoon	38	Vice President, Corporate Strategy	June 16, 2000
Seung Yil Kwon	39	Vice President, Asia Pacific Business	June 16, 2000
Sokbom Kim	40	Vice President, Application Business	June 1, 2002
Jinseog Lee	40	Vice President, Game Business	March 2, 2004
Dan Nemo	36	Vice President and General Counsel	August 11, 2005
Joongseok Shin	43	Treasurer	April 1, 2004

Note:

(1)	Date of our acquisition of WiderThan Americas.
     F. Terry Kremian has served as our global president since May 2005, when he joined us. Mr. Kremian’s responsibilities include sales, global marketing, business development, product management and operations. Prior to joining us, Mr. Kremian served as chief operating officer of Syniverse Technologies, a voice and data network integration service provider, where he worked since December 2003. Prior to Syniverse, Mr. Kremian served as executive vice president and general manager of the telecommunications services group for VeriSign, an online payment systems provider, a position he held since VeriSign’s acquisition of Illuminet Holdings, a network signalling system provider, in December 2001. From September 1998 to December 2001, Mr. Kremian served as president, executive vice president and chief operating officer of Illuminet Holdings, which he joined in 1997 as vice president of sales and marketing. From 1982 to 1997, Mr. Kremian held various management positions at MCI, a telecommunications service provider. Mr. Kremian holds a bachelor’s degree in engineering from the U.S. Naval Academy and a juris doctor degree from the University of Maryland School of Law.
      Hoseok Kim has served as our chief financial officer since December 2004. Prior to his current position, he served as our head of corporate strategy and development, at which he led the efforts in securing investment from BlueRun Ventures in 2002 and completing the acquisition of WiderThan Americas in 2004. Prior to joining us, Mr. Kim was a telecommunications industry analyst at Samsung Securities from 1999 to November 2000. From 1997 to 1998, Mr. Kim worked as a management consultant at A.T. Kearney, a global consulting firm, where he worked primarily in strategic consulting projects involving telecommunication companies. From 1992 to 1994, Mr. Kim worked at Coopers & Lybrand at its audit and tax divisions. A certified public accountant in Korea, Mr. Kim received his master’s degree in business administration from University of Michigan and his bachelor’s degree in economics from Yonsei University.
      Vern Poyner has served as chief executive officer of WiderThan Americas since March 2004 and manages the day-to-day operations of WiderThan Americas. Mr. Poyner joined Ztango in 2000 as chief operating officer. Mr. Poyner has 24 years of experience in the communications and information technology industry and has served in various leadership positions in business operations, product development, business development and project management. Prior to joining WiderThan Americas, Mr. Poyner served as chief operating officer and executive vice president at Call Sciences, an international advanced communications service provider. Prior to that, Mr. Poyner worked for 17 years at Electronic Data Systems, serving as a Region Vice President in the Communications Industry group in his last position. Mr. Poyner received his bachelor’s degree in management information systems from James Madison University.
      Jinsoo Yoon has served as our vice president of Global Technology Center since December 2002. Dr. Yoon is responsible for global product development and management, technical sales, site implementation and maintenance. Dr. Yoon currently serves on the board of directors of Bluenoise Inc. Ltd., an Internet music company in Korea. Prior to joining us in December 2002, Dr. Yoon served as director at Korea Information & Communications from May 2002 to December 2003 and as chief technology officer at its subsidiary, Korea Information eXchange, Inc., from September 2001 to April 2002. From March 2000 to September 2001, Dr. Yoon served as chief operating officer and head of the research and development center of DigitalWave, Inc., a venture company specializing in wireless messaging services. From July 1999 to February 2000, Dr. Yoon served as the head of research and development and technology partner at Korea Venture Creative Network, a venture incubator company. Dr. Yoon also worked as an engineer at Samsung Electronics and AST Research Inc. Dr. Yoon received his bachelor’s degree in computer engineering from Seoul National University and his master’s and Ph.D. degrees in computer science from the Korea Advanced Institute of Science and Technology.
      Jay H. Kim has served as our vice president of the music business since March 2004. Prior to joining us in March 2004, Mr. Kim worked at VOCEWEB, a voice-based portal solution and service provider, of which he is a founding member from April 2001 to February 2004. His work at VOCEWEB served as the basis for the standard speech platform of Dacom, a wireline carrier in Korea, and SK Telecom’s voice portal system. Prior to joining VOCEWEB, Mr. Kim founded and managed Music & Film, a digital record label company from January 2000 to April 2001. From 1996 to 1998, he worked at LG Semicon, where he worked on integrated chips that became part of Korea’s first CD-ROM player and sound generator. From 1992 to 1995, Mr. Kim worked at LG Electronics as a research engineer working on digital audio products. Mr. Kim received his bachelor’s and master’s degrees in electrical engineering from Seoul National University.
      Jonathan Kim has served as our vice president of products and services, since July 2005. Prior to that, Mr. Kim served as our vice president of our global business division from June 2003, when he joined our company. From May 2001 to May 2003, Mr. Kim worked at Adega Solutions, a technology consulting firm based in New York, where he was responsible for running various product and market development projects for Ericsson, BEA Systems, an enterprise software provider, and America Online. From June 1999 to March 2001, he served as executive vice president of LiveMind, which he co-founded, a mobile technology company in San Francisco and a leader in deploying a mobile commerce service platform for major mobile carriers. From 1996 to 1999, Mr. Kim led the European business unit of Qualcomm where he was responsible for all sales and marketing and joint venture and investment activities. Mr. Kim received his bachelor’s degree in mathematics from Rutgers University and his master’s degree in business administration from IMI (Institut Theseus) in France.
      Jongseon Yoon has served as our vice president of corporate strategy since December 2004. Prior to his current position, Mr. Yoon served as director in charge of service strategy for our domestic and Asia-Pacific business. Prior to joining us in June 2000 as one of our founding members, Mr. Yoon worked at SK Telecom from 1993 to June 2000 in the corporate planning and strategy department, where he was in charge of the team responsible for new business development and marketing strategy. Mr. Yoon led new business projects for wireless Internet and mobile commerce and was responsible for several strategic alliance development projects. Mr. Yoon specializes in market analysis and played a major role in launching a user loyalty program known as the TTL service for SK Telecom. Mr. Yoon received his bachelor’s degree in economics from Yonsei University and his master’s degree in management science from Korea Advanced Institute for Science and Technology.
      Seong Yil Kwon has served as our vice president of Asia Pacific business since December 2004 and is in charge of our Asia Pacific division, including our branches in the Philippines and India. Prior to his current position, he served as director of music and multimedia contents planning and operation. Prior to joining us in June 2000 as one of our founding members, Mr. Kwon worked at SK Telecom as a manager in product development. At SK Telecom, where he worked from 1997 to June 2000, Mr. Kwon was one of the main contributors to developing “n-top”, which was the first wireless product launched in Korea. Mr. Kwon received his bachelor’s degree in history and master’s degree in sociology from Hallym University.
      Sokbom Kim has served as our vice president of application business since December 2004. Prior to joining us in June 2002, Mr. Kim served as the representative director of Gift PD Co., Ltd., a wireless Internet marketing company, from April 2000 to May 2002. From 1995 to April 2000, Mr. Kim worked as product manager at SK Telecom where he led various mobile value-added service projects such as prepaid service and voice activated dialing service. From 1992 to 1995, Mr. Kim served as marketing manager at Shinsegae Department Store Ltd., a leading retailer in Korea. Mr. Kim received his bachelor’s degree in economics from Yonsei University.
      Jinseog Lee has served as our vice president of game business since December 2004. Prior to joining us in March 2004, from January 2001 to February 2004, Mr. Lee worked at nTels Co., Ltd., an e-business platform provider, where he designed and developed mobile billing solutions. From 1998 to January 2000, Mr. Lee worked at SK Telecom, where he was responsible for the mobile solution and platform development business, including location-based services and mobile email service. From 1989 to 1995, Mr. Lee worked at LGIC, a telecommunications equipment and handset manufacturer, as a research engineer on projects related to mobile switching systems. Mr. Lee received his bachelor’s and master’s degrees in electrical engineering from Sungkyunkwan University.
      Dan Nemo has served as our vice president and general counsel since August 2005. Mr. Nemo joined MobileSpring, a predecessor company to Ztango (now WiderThan Americas) in 2001. Prior to his becoming our general counsel, Mr. Nemo served in various roles at WiderThan Americas including as senior director of product management for our messaging products and services as well as vice president of corporate development. Prior to joining WiderThan Americas, from 1995 to 2000, Mr. Nemo practiced law at Thelen, Reid & Priest and Sullivan & Cromwell, negotiating corporate finance and mergers & acquisitions transactions primarily for telecommunications companies. Mr. Nemo received a bachelor’s degree in history from Stanford University, a J.D. from George Washington University and an MBA from Columbia University.
      Joongseok Shin has served as our treasurer since April 2004. Prior to joining us in April 2004, Mr. Shin served as a senior manager at the treasury, accounting and human resources divisions at The Contents Company, an affiliate of SK Corp., which provides digital content for mobile and Internet platforms in Korea, since July 2000. From 1991 to June 2000, Mr. Shin held positions in the accounting and finance divisions at SK Corp., where he was responsible for managing large-scale finance and operational projects. Mr. Shin received his bachelor’s and master’s degrees in business administration from Chung-ang University.
Executive compensation
      We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2004, the aggregate amount of compensation paid by us to all directors and executive officers was

US$1.4 million, and this amount excludes US$84,800 set aside or accrued to provide for retirement or similar benefits to two of our executive officers. We have granted stock options to 15 of our directors and executive officers.
      Under the Korean Labor Standard Act, we are required to pay a severance amount to eligible employees, including directors and officers, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers and directors equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our severance payment regulation, which depending on the position of the officer or director ranges from three to five. Under Korean law, we are required to pay that amount to each employee as his or her employment with us terminates, unless the employee elects to receive payment at an earlier date. Our employees have so elected and we pay these severance amounts to our employees on an annual basis.
      Prior to completion of this offering, we expect to obtain policies of insurance under which, subject to the limitations of such policies, coverage will be provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments which may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.
Stock options
      Under our articles of incorporation and the Korean Commercial Code, we may grant options for the purchase of our shares to certain qualified officers and employees. Set forth below are the details surrounding this grant of stock options as currently contained in our articles of incorporation and individual stock option agreements.

•	Stock options may be granted to our officers and employees who have contributed to our establishment, management or innovation in technology, or who are capable of making such contribution. Notwithstanding the foregoing, no stock options may be granted to any officer or employee who is (i) a holder of 10% or more of our total shares outstanding, excluding shares without voting rights, (ii) a holder of our shares with practical influence on material aspects of our management such as appointment or dismissal of directors and auditors, or (iii) the spouse, lineal ascendants or descendents of a person covered under (i) or (ii).

•	Stock options may be granted by a special resolution of our shareholders, provided that the total number of shares into which the options are exercisable may not exceed 10% of the total number of our then issued and outstanding shares.

•	Upon exercise of stock options, we will deliver our common shares in registered form or pay in cash the difference between the market price of our common shares and the option exercise price for such shares.

•	Stock options granted under the stock option plan will have a minimum exercise price not less than either of the following:

(a) if new shares are issued, the higher of (i) the fair value of such shares as of the date on which stock options are granted and (ii) the par value of such shares; or

(b) if the Company is transferring treasury shares, the fair value of such shares as of the date on which stock options are granted.

•	Stock options can vest 50% after two years and 50% after three years, in each case, from the date on which stock options are granted and can be exercised during the time period determined at the general meeting of our shareholders, which must be between (i) the day immediately following the second anniversary of the date on which the stock options are granted and (ii) the tenth anniversary of the date of such grant.

•	Stock options may be cancelled by a resolution of our board of directors if (i) the option holder is our officer or employee who voluntarily resigns or is discharged from office; (ii) the option holder is our officer or employee who causes material damage to us by willful misconduct or negligence; (iii) we are unable to deliver our shares or pay the prescribed amount due to bankruptcy or dissolution, or (iv) any cause for cancellation of stock options specified in the stock option agreement between us and the relevant holder of the stock option materializes.
      On various dates from March 2004 through the date of this prospectus, we have granted to our directors, officers and employees stock options to purchase shares of our common stock. The exercise prices of these stock options range from W4,500 (or US$3.90 using the prevailing exchange rate) per share to W12,000 (or $11.54 using the prevailing exchange rate) per share. These stock options vest between two and four years from the date on which they were granted. As of the date of this prospectus, options to purchase 1,452,626 shares of our common stock in the aggregate were outstanding.
      In addition, our shareholders have authorized the issuance of 89,509 stock options as soon as practicable after the closing of this offering with an exercise price equal to the fair market value of our common shares.
Employee stock ownership association
      In June 2004, we issued 500,000 common shares to the employee stock ownership association in accordance with the Korean Employee Welfare Law at a price of W1,000 (or US$0.86 using the prevailing exchange rate) per share.
Virtual stock options
      On October 8, 2004, the date of our acquisition of WiderThan Americas, WiderThan Americas granted virtual stock options, or VSOs, to its employees in exchange for their vested options under a preexisting stock option plan as well as to provide additional equity-based compensation. In August 2005, all of these outstanding VSOs were replaced with an alternative equity compensation scheme, as described below in “— VSO exchange”. We do not plan to utilize VSOs going forward.
      Each VSO consists of (i) a stock appreciation right settled in cash at the earlier of a public listing or sale of us in an amount equal to the public listing price or sale price per share less the grant price, and (ii) a stock appreciation right issuable upon a public listing that is settled in cash for the difference between the public listing price per share and the fair market value at the date of exercise. The VSOs were designed to simulate stock options granted to our employees in Korea. Under the Korean Commercial Code, stock options cannot be issued to employees of a subsidiary, such as WiderThan Americas, unless we are listed on a stock exchange in Korea. In the event of an initial public offering on a stock exchange in Korea, instead of the stock appreciation right described in (ii) above, the VSO holders will receive a stock option with an exercise price equal to the public listing price.
      We issued two tranches of VSOs that differ only in terms of grant price and vesting provisions. Tranche A VSOs were issued to former WiderThan Americas option holders in exchange for WiderThan Americas options under a preexisting stock option plan. The value of the 50% of the Tranche A VSOs that were vested at the time of grant was included as part of the purchase consideration in connection with our acquisition of WiderThan Americas. Tranche B VSOs were issued to WiderThan Americas employees as additional incentive compensation. A total of 146,294 Tranche A VSOs and 279,855 Tranche B VSOs were granted. The exercise prices for Tranche A VSOs and Tranche B VSOs are $3.00 and $4.26, respectively.
      The Tranche A VSO stock appreciation rights vested 50% at the date of grant and 50% on April 8, 2005, subject to continuous employment by the VSO holders. Tranche B VSO stock appreciation rights vested 33.3% per year starting on the first anniversary date from October 8, 2004.
      Stock appreciation rights issuable upon a public listing vest 50% upon each of the first and second anniversaries of the public listing date.

VSO exchange
      In August 2005, the holders of VSOs issued by WiderThan Americas exchanged all of their VSOs for a combination of (i) rights to receive cash, or VSO Cash Rights, as described in detail below in “— VSO Cash Rights” and (ii) if eligible, regular employee stock options to purchase our common stock.
     VSO Cash Rights
      As part of this VSO Exchange, in August 2005, Melody Share Corporation, which is consolidated into our financial statements, purchased a total of 490,955 shares of our Series C redeemable convertible preferred stock for a purchase price of US$9.37 per share. Upon the offering and subject to the statement below, Melody Share Corporation will convert such preferred shares into common shares and will sell them into the offering. A VSO Cash Right represents the contractual right of our former VSO holders to receive from Melody Share Corporation cash in an amount equal to the product of (a) the excess of the net offering price per common share, or the ADS equivalent (after underwriting discount and commissions) over US$9.37 (which represents the US dollar equivalent of W9,520, the price per share of Series C preferred stock purchased by Melody Share Corporation, on the date of purchase) and (b) the total number of shares allocated to each former VSO holder. Pursuant to the terms of the VSO Cash Rights agreements, Melody Share Corporation will convert the entire 490,955 shares of Series C preferred stock into common shares and will sell such common shares in this offering in order to settle the VSO Cash Rights. Payment on the VSO Cash Rights, together with interest, is scheduled to be made on June 30, 2006.
     Employee stock options
      Under applicable Korean law, we are prohibited from issuing employee stock options to employees of our subsidiaries, including WiderThan Americas. All of our VSO holders were employed by WiderThan Americas and received VSOs in their capacity as such. However, in connection with the VSO Exchange, 34 of the 43 VSO holders terminated their employment with WiderThan Americas and commenced employment directly with our U.S. branch, thereby becoming eligible to receive regular employee stock options. Accordingly, on June 28, 2005, we granted in the aggregate 326,126 stock options to these employees, subject to each holders’ agreement to cancel his or her VSOs. These newly issued stock options grant the recipient employees an option to purchase our common stock at an exercise price of W8,560 (approximately US$8.45) per share. Under the terms thereof, these stock options vest in two years unless our initial public offering price per share of common shares exceeds US$22.00, in which case 25% of these stock options will vest in three years. These stock options become exercisable upon vesting and expire seven years from their date of issuance.
     KSO Cancellee Cash Rights
      In addition, in August 2005, one of our directors, Mr. Jin Woo So, and one of our employees, Mr. Andrew Sutton, cancelled 100,000 and 16,000 stock options, respectively, in exchange for rights to receive cash, or KSO Cancellee Cash Rights, from Melody Share Corporation. A KSO Cancellee Cash Right represents the contractual right of these persons to receive from Melody Share Corporation cash in an amount equal to the product of (a) the excess of the net offering price per common share, or the ADS equivalent (after underwriting discount and commissions) over US$9.37 (which represents the US dollar equivalent of W9,520, the price per share of Series C preferred stock purchased by Melody Share Corporation as described below in “— Series C preferred stock”, on the date of purchase) and (b) the total number of shares allocated to each person. Pursuant to the terms of the KSO Cancellee Cash Rights agreements, Melody Share Corporation purchased a total of 185,212 shares of Series C preferred stock. Under the terms of these agreements, Melody Share Corporation will convert the entire 185,212 shares of Series C preferred stock into common shares and will sell such number of common shares in this offering in order to settle the KSO Cancellee Cash Rights. Payments on the KSO Cancellee Cash Rights, together with interest, are scheduled to be made in two equal installments on December 21, 2006 and July 15, 2007.

     Series C preferred stock
      In addition to the 676,167 shares of our Series C preferred stock that it purchased in connection with VSO Cash Rights and KSO Cancellee Cash Rights, Melody Share Corporation purchased an additional 200,000 shares for the same purchase price of US$9.37 per share, amounting to a total of 876,167 shares. One share of Series C preferred stock is non-voting, redeemable and convertible into one share of our common stock. The purchase price of the Series C preferred stock was financed through a loan that Melody Share Corporation obtained. This loan is secured by the Series C preferred stock that Melody Share Corporation holds and is further supported by a consortium of two of our shareholders as described below. We have not provided any guarantees and do not have any obligations in connection with this loan other than an obligation to reimburse the consortium of our shareholders for up to US$170,000 in expenses in connection with the entire VSO exchange transaction in the event that the consortium does not receive any portion of the facilitation fee of US$400,000 to which it may be entitled upon completion of the offering and a standard indemnity provided to the escrow agent. To raise the cash necessary to make payments on the VSO Cash Rights and the KSO Cancellee Cash Rights and to repay its loan, Melody Share Corporation will convert all of the 876,167 shares of Series C preferred stock that it currently holds into common stock and sell them in the form of ADSs in this offering as a selling shareholder. See “Principal and Selling Shareholders”. With the proceeds from this offering, Melody Share Corporation is required to repay its loan and use the remainder of the cash proceeds to make payments on the VSO Cash Rights and the KSO Cancellee Cash Rights according to their terms. Series C preferred shares are redeemable at any time following September 15, 2005 until December 1, 2007, subject to the availability of distributable profits as of the previous fiscal year-end, for a redemption price equal to the purchase price plus a premium accrued at 10% per annum on the purchase price. Pursuant to the terms of the VSO exchange, all of the Series C preferred shares are expected to be converted and sold in this offering. As a result, after this offering, the entire loan will be repaid.
      Melody Share Corporation is a special purpose company incorporated in the Cayman Islands, supported by a consortium of our shareholders, and consolidated into our financial statements. In return for its services, the administrator of Melody Share Corporation received a standard initial administration set-up fee of US$10,000 and will receive annual administration fees of approximately US$30,000 as well as a closing fee of US$3,000.
      In connection with this transaction, two of our shareholders, i-Hatch Ventures, L.P. and Nokia Venture Partners II, L.P., formed WT Investor Corp., a Delaware corporation, solely for the purpose of providing credit support to the loan obtained by Melody Share Corporation. In connection with the VSO exchange, in August 2005, we issued 29,000 shares and 21,000 shares of our Series C preferred stock to Nokia Venture Partners and i-Hatch Ventures, respectively, at the purchase price of W9,520 (US$9.37 on the date of purchase) per share, or W0.5 billion (US$0.5 million) in the aggregate. In connection with this offering, each of Nokia Venture Partners and i-Hatch Ventures is required to convert its respective Series C preferred shares into our common stock and sell such common shares in this offering as a selling shareholder. As a result, we do not expect any of our Series C preferred stock to remain outstanding after this offering.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of the date hereof by each person or entity known to us to beneficially own more than 5% of any class of our outstanding shares and our directors and executive officers as a group.
      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares beneficially owned includes ownership of shares of convertible preferred stock. Except as indicated below, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them. None of the options held by such persons are exercisable within 60 days of the date hereof. Percentage of beneficial ownership is based on 14,907,216 common shares outstanding as of the date hereof, which assumes the conversion of Series A, Series B and Series C preferred shares, and 18,907,216 common shares outstanding after completion of this offering (assuming no exercise of the underwriters’ over-allotment option). The percentages shown with respect to the shares being sold in this offering are based on a total of 2,000,000 common shares to be sold by all selling shareholders named below.

	Shares beneficially				Shares beneficially
	owned prior to this		Shares to be sold as		owned after this
	offering		part of this offering		offering

5% and above shareholders	Number	Percent	Number	Percent	Number	Percent

SK Telecom and Tae Won Chey(1)(2)	3,000,000	20.1%	171,638	8.6%	2,828,362	15.0%
SK Telecom	2,000,000	13.4	—	—	2,000,000	10.6
Tae Won Chey	1,000,000	6.7	171,638	8.6	828,362	4.4
Nokia Venture Partners II, L.P. and affiliate (2)(3)	2,457,570	16.5	445,835	22.3	2,011,735	10.6
Nokia Venture Partners II, L.P.	2,430,735	16.3	440,920	22.0	1,989,815	10.5
NVP II Affiliates Fund, L.P.	26,835	0.2	4,915	0.2	21,920	0.1
i-Hatch Ventures, L.P. and affiliates(2)(4)	1,858,160	12.5	336,326	16.8	1,521,834	8.0
i-Hatch WTC Holdings, LLC	1,000,000	6.7	—	—	1,000,000	5.3
i-Hatch Ventures, L.P.	777,230	5.2	259,161	13.0	518,069	2.7
i-Hatch Advisors, L.P.	15,063	0.1	11,298	0.6	3,765	0.0
ZT Holdings, LLC	65,867	0.4	65,867	3.3	—	—
SAIF Capital Limited(5)	1,600,000	10.7	—	—	1,600,000	8.5
WTC Investment, LLC(6)	1,000,000	6.7	—	—	1,000,000	5.3
Melody Share Corporation(7)	876,167	5.9	876,167	43.8	—	—

Subtotal	10,791,897	72.4	1,829,966	91.5	8,961,931	47.4

Executive officers and directors
Jin Woo So	334,000	2.2%	—	—%	334,000	1.8%
Sang Jun Park	150,000	1.0	—	—	150,000	0.8
Dongjin Lee	80,000	0.5	—	—	80,000	0.4
Jongseon Yoon	76,000	0.5	—	—	76,000	0.4
Hoseok Kim	68,000	0.5	—	—	68,000	0.4
Seong Yil Kwon	68,000	0.5	—	—	68,000	0.4
Sokbom Kim	25,000	0.2	—	—	25,000	0.1
Jinsoo Yoon	10,000	0.1	—	—	10,000	0.1
Jay Hyun Kim	10,000	0.1	—	—	10,000	0.1
Dan Nemo(8)	3,640	0.0	625	0.0	3,015	0.0
Joong Seok Shin	2,943	0.0	—	—	2,943	0.0

All current directors and executive officers as a group	827,583	5.6	625	0.0	826,958	4.4

	Shares beneficially				Shares beneficially
	owned prior to this		Shares to be sold as		owned after this
	offering		part of this offering		offering

Other selling shareholders	Number	Percent	Number	Percent	Number		Percent

General Atlantic Partners 64, L.P. and affiliate (2)(9)	597,311	4.0%	102,521	5.1%	494,790		2.6%
General Atlantic Partners 64, L.P.	508,061	3.4	87,202	4.4	420,859		2.2
GAP Coinvestment Partners II, L.P.	89,250	0.6	15,319	0.8	73,931		0.4
The Washington Dinner Club, LLC(10)	135,725	0.9	23,296	1.2	112,429		0.6
Mark Caron(11)	118,862	0.8	20,401	1.0	98,461		0.5
Parande SAS(12)	49,930	0.3	8,570	0.4	41,360		0.2
Michael Miller(13)	32,668	0.2	5,607	0.3	27,061		0.1
David Warmflash(14)	21,964	0.1	3,770	0.2	18,194		0.1
Harto Family Partners, L.P.(15)	10,682	0.1	1,833	0.1	8,849		0.0
K&A Trust(16)	10,682	0.1	1,833	0.1	8,849		0.0
Joel-Andre Ornstein(17)	3,104	0.0	533	0.0	2,571		0.0
Glenn S. Dorsey(18)	2,006	0.0	344	0.0	1,662		0.0
Vairam Alagappan(19)	1,963	0.0	337	0.0	1,626		0.0
Maureen C. Tompkins(20)	949	0.0	163	0.0	786		0.0
A. Douglas Henderson Revocable Trust(21)	281	0.0	48	0.0	233		0.0
James M. Lyon(22)	281	0.0	48	0.0	233		0.0
Lyon, Stubbs & Tompkins, Inc.(23)	281	0.0	48	0.0	233		0.0
Dan Oakley(24)	126	0.0	22	0.0	104		0.0
Mount Washington Associate LLC(25)	105	0.0	18	0.0	87		0.0
Ted Nierenberg(26)	99	0.0	17	0.0	82		0.0

Subtotal	987,019	6.6	169,409	8.5	817,610		4.3

Others	2,300,717	15.4%	—	—	8,300,717	(27)	43.9

Total	14,907,216	100.0%	2,000,000	100%	18,907,216		100.0%

Notes:

(1)	Consists of 2,000,000 common shares held by SK Telecom and 1,000,000 common shares held by Mr. Tae Won Chey. Mr. Tae Won Chey is the chairman of SK Corp., the holding company of the SK Business Group and an affiliate of us and SK Telecom. In addition to the 1,000,000 shares directly held by Mr. Chey, he also beneficially owns, by virtue of his position as the chairman of SK Corp. the 2,000,000 shares of our common stock held directly by SK Telecom. The percentage ownership of our common shares directly held by Mr. Chey was reduced from 53.3% to 9.5% due to the sale of 4,600,000 common shares held by Mr. Chey to SAIF Capital Limited, Nokia Venture Partners II, L.P., i-Hatch WTC Holdings, LLC and Apax Partners in December 2004 as described below. The address of SK Telecom is 11, Euljiro 2-ga, Jung-gu, Seoul, Korea. Mr. Chey’s address is SK Cheongam-dae 1301, Cheongam-dong 64-29, Yongsan-gu, Seoul, Korea.

(2)	Under the terms of the divestiture agreement, as amended, we, Nokia Venture Partners II, L.P., i-Hatch WTC Holdings, LLC, an affiliate of i-Hatch Ventures, L.P., and General Atlantic Partners 64 L.P. agreed to give SK Telecom a right of first refusal with respect to any transactions that may result in a change of control. For a more detailed description of this agreement, see “Related Party Transactions — Divestiture Agreement”.

(3)	Includes 1,428,570 shares of Series A preferred stock, including 15,750 shares owned by its affiliate, NVP II Affiliates Fund, L.P., and 29,000 shares of Series C preferred stock. Nokia Venture Partners II, L.P. is a Delaware limited partnership managed by its general partner, N.V.P. II, L.L.C. Nokia Venture Partners II, L.P. was formed to invest in the securities of early-stage, privately-held companies in the Internet, software, communications and related sectors. The limited partners of Nokia Venture Partners II, L.P. consist of various individuals, corporations, partnerships, insurance companies, pension plans and other institutions that have no decision-making authority over the management of the partnership. N.V.P. II, L.L.C. is a Delaware limited liability company, which is managed by John A. Malloy, John E. Gardner, W. Peter Buhl, Jonathan E. Ebinger and Tantti Oy, a Finnish corporation owned and controlled by Antti S. Kokkinen, under its operating agreement. The address of Nokia Venture Partners II, L.P. and NVP II Affiliates Funds, L.P. is 545 Middlefield Road, Suite 210, Menlo Park, CA 94025.

(4)	Consists of 1,000,000 shares of common stock owned by i-Hatch WTC Holdings, LLC, 756,230 shares of Series B preferred stock owned by i-Hatch Ventures, L.P., 15,063 shares of Series B preferred stock of i-Hatch Advisors, L.P. 65,867 shares of

Series B preferred stock of ZT Holdings LLC and 21,000 shares of Series C preferred stock owned by i-Hatch Ventures, L.P. i-Hatch Ventures, L.P. is a Delaware limited partnership managed by its general partner i-Hatch Ventures, LLC. i-Hatch Ventures, L.P. was formed to invest in the securities of early-stage, privately-owned businesses. The limited partners of i-Hatch Ventures, L.P. consist of various individuals, endowments and other institutions that have no decision-making authority over the management of the partnership. i-Hatch Ventures, LLC is a Delaware limited liability company, which is managed by Randolph L. Austin, Jr. and Bradford L. Farkas, under its operating agreement. The address of i-Hatch Ventures, L.P., i-Hach Advisors, L.P., ZT Holdings LLC and i-Hatch WTC Holdings, LLC is 599 Broadway, 8th Floor, New York, NY 10021.

(5)	The address of SAIF Capital Limited is 136, St. Christopher Street, Valetta, VLT 05, Malta.

(6)	The address of WTC Investment, LLC is 2180 Sand Hill Road, Menlo Park, CA 94025.

(7)	Represents ownership of Series C preferred shares of Melody Share Corporation, which is consolidated into our financial statements. On June 23, 2005, Melody Share Corporation was incorporated as an exempt limited liability company under the laws of the Cayman Islands. The sole shareholder of Melody Share Corporation is Maples Finance Jersey Limited. Maples Finance Jersey Limited holds the shares as trustee under a declaration of trust, the ultimate beneficiaries of which will be certain charities. Maples Finance Limited is a company duly incorporated and validly existing in the Cayman Islands and licensed to undertake trust business pursuant to the provisions of the Banks and Trust Companies Law (2003 Revision). Maples Finance Limited is also a licensed mutual fund administrator pursuant to the Mutual Funds Law (2003 Revision) of the Cayman Islands and is regulated by the Cayman Islands Monetary Authority. Maples Finance Jersey Limited acts as an administrator of Melody Share Corporation pursuant to an administration agreement and is regulated by the Jersey Financial Services Commission in the carrying on of Trust Company Business. Maples Finance Limited and Maples Finance Jersey Limited are under common ownership, but are two legally separate companies. Voting control in respect of the securities issued by Melody Share Corporation is held by the person in whose name such securities are registered in its register of members. Accordingly, Messrs. Anthony Travers, Adrian Pope and Julian Reddyhough, who are the directors of Maple Finance Limited have voting control over Melody Share Corporation subject to the terms of the constituent documents of Maple Finance Limited, the directions of the shareholders of Maple Finance Limited and the terms of the trust upon which Maple Finance Limited holds the shares in Melody Share Corporation, all as permitted under the laws of the Cayman Islands. In accordance with the constitutional documents of Melody Share Corporation and as permitted by the laws of the Cayman Islands, the directors of Melody Share Corporation have dispositive powers (subject to any directions given by Maples Finance Limited, the sole shareholder) over the assets of Melody Share Corporation. The directors of Melody Share Corporation are Messrs. Colin Borman, Liam Jones and Steven Wilderspin, all of whom are officers of Maples Finance Jersey Limited, an entity that is under common ownership with Maples Finance Limited. Melody Share Corporation has entered in to an administration agreement pursuant to which a number of matters have been delegated to Maples Finance Jersey Limited. These matters include converting the Series C preferred shares into common shares and selling them in the form of ADSs in this offering. Melody Share Corporation has undertaken to us and WT Investor Corp that it will not enter into any agreements other than the administration agreement and related agreements, and that it will not vary, amend or waive the administration agreement and that it will enforce the administration agreement against Maples Finance Jersey Limited. The registered office of Melody Share Corporation is P.O. Box 1093GT, Queensgate House, George Town, Grand Cayman, Cayman Islands, British West Indies.

(8)	The address of Dan Nemo is 221 East 76th Street #2D, New York, NY 10021.

(9)	Represents ownership of Series B preferred shares. Includes 89,250 shares of Series B preferred shares owned by its affiliate, GAP Coinvestment Partners II, L.P. The investment entities affiliated with General Atlantic LLC, a Delaware limited liability company, or General Atlantic, are General Atlantic Partners 64, L.P., a Delaware limited partnership, or GAP 64, and GAP Coinvestment Partners II, L.P., a Delaware limited partnership, or GAP Coinvestment. General Atlantic is a global private equity firm that invests in innovative companies where information technology or intellectual property is a key driver of growth. General Atlantic is the general partner of GAP 64. The Managing Directors of General Atlantic are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom Tinsley, Philip P. Trahanas and Florian P. Wendelstadt. Philip P. Trahanas was a director of Ztango, Inc. from August 2001 to October 2004. The general partners of GAP Coinvestment are Managing Directors of General Atlantic. The address of General Atlantic, GAP 64 and GAP Coinvestment is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830.

(10)	The Washington Dinner Club, LLC is a Virginia limited liability company, which is managed by New Vantage Group, LLC, a Virginia limited liability company, and Calvert Simmons, an individual investor, under its operating agreement. New Vantage Group, LLC is managed by John May under its operating agreement. The address of Washington Dinner Club, LLC is 402 Maple Avenue, West Vienna, VA 22180.

(11)	The address of Mark Caron is 145 W. Ridgewood Avenue, Ridgewood, NJ 07450. Mr. Caron was the CEO of Mobile Spring, Inc., a company that was merged into Ztango, Inc. Mr Caron served as CEO of Ztango from March 2003, upon the merger, to March 2004.

(12)	Parande, SAS is a société anonyme or a corporation established under the laws of France. The representatives of Parande, SAS are Louis Duquesne and Didier Carlier (President). The address of Parande, SAS is 83 Rue Du Faubourg Saint Honore, 75008 Paris, France.

(13)	The address of Michael Miller is 31 Pierce Lane, Norwich, VT 05055.

(14)	The address of David Warmflash is c/o Sexter & Warmflash, P.C., 115 Broadway, 11th Floor New York, NY 10006.

(15)	Harto Family Partners, L.P. is a Delaware limited partnership, which is managed by its general partner, Amano, Inc. Maxine Ganer has voting control and dispositive power over Harto Family Partners. The address of Harto Family Partners, L.P. is c/o Ganer, Grossbach & Ganer, attn: Maxine Ganer, 1995 Broadway, 16th Floor, New York, NY 10023.

(16)	K&A Trust is a trust. Judith Pace, Alan Novich, Maxine Ganer and Joshua Karter are its trustees and have voting control and dispositive power over K&A Trust. The address of K&A Trust is c/o Ganer, Grossbach & Ganer, attn: Maxine Ganer, 1995 Broadway, 16th Floor, New York, NY 10023.

(17)	The address of Joel-Andre Ornstein is c/o Euristates, Inc., 667 Madison Avenue, 11th Floor, New York, NY 10021. He was a director of Ztango, Inc. from September 1999 to July 2001.

(18)	The address of Glenn S. Dorsey is c/o Jamison Prince Asset Management, 777 Third Avenue, 18th Floor, New York, NY 10017.

(19)	The address of Vairam Alagappan is 8 Amber Lane, Oyster Bay Cove, NY 11771.

(20)	The address of Maureen C. Tompkins is 93 Gaynor Avenue, Manhasset, NY 11030.

(21)	A. Douglas Henderson Revocable Trust is a personal revocable trust of Douglas Henderson. The address of Douglas Henderson is 5600 N.W. 165th ST. Reddick, FL 32686.

(22)	The address of James M. Lyon is 164 East 72nd Street Apt. 12/BC, New York, NY 10021.

(23)	Lyon, Stubbs & Tompkins, Inc., is a Delaware corporation, closely held by its shareholders, James M. Lyon (Chairman of the Board of Directors), Maureen C. Tompkins (Director and President, Secretary and Treasurer), Glenn S. Dorsey and Michael B Stubbs. James M. Lyon, Maureen C. Tompkins and Glenn Dorsey are also selling shareholders in this offering as indicated in the footnotes above. The address of Lyon, Stubbs & Tompkins, Inc. is 777 Third Avenue, New York, NY 10017.

(24)	The address of Dan Oakley is 2710 Lemon Tree Lane, Charlotte, NC 28211.

(25)	Mount Washington Associates, L.L.C. is a Maryland limited liability company, managed by J.E. Corette III under its operating agreement. The address of Mount Washington Associates, L.L.C. is 1200 19th Street, NW, Washington DC 20034.

(26)	The address of Ted Nierenberg is 15 Middle Patent Road, Armonk, NY 10504.

(27)	Includes common shares underlying the ADSs offered to the public in this offering, including 4,000,000 common shares newly issued by us.
     In May 2002, we issued Series A preferred shares to Nokia Venture Partners II, L.P. and to its affiliate, NVP II Affiliates Fund, L.P. As of August 31, 2005, Nokia Venture Partners II, L.P. held 1,412,820 shares of our Series A preferred shares, representing 98.9% of our total outstanding Series A preferred shares, and NVP II Affiliates Fund, L.P. held 15,750 shares of our Series A preferred shares, representing 1.1% of our total outstanding Series A preferred shares.
      In October 2004, in connection with our acquisition of WiderThan Americas, we issued 2,052,479 shares of Series B preferred stock to the then existing shareholders of WiderThan Americas, including i-Hatch Venture, L.P. and General Atlantic Partners 64, L.P. As of August 31, 2005, i-Hatch Ventures, L.P. (together with its affiliates) held 837,160 shares of our Series B preferred shares, representing 40.8% of our total outstanding Series B preferred shares, General Atlantic Partners 64, L.P. (together with its affiliate) held 508,061 shares of our Series B preferred shares, representing 24.8% of our total outstanding Series B preferred shares, and Sands Brothers Fund II held 172,534 shares of our Series B preferred shares, representing 8.4% of our total outstanding Series B preferred shares. The remaining 31 Series B preferred shareholders held 534,724 shares, representing 26.1% of our total outstanding Series B preferred shares. However, none of these other Series B preferred shareholders own in excess of 1% of our total outstanding equity shares on a fully diluted basis.
      Mr. Tae Won Chey, one of our founders, previously directly owned 5.6 million shares of our common stock, representing 46.9% of our total voting shares then outstanding. On October 8, 2004, Mr. Chey entered into a divestiture agreement with us and certain of our shareholders to sell at least 3.1 million shares of our common stock. In December 2004, Mr. Chey sold 4.6 million shares of our common stock to SAIF Capital Limited, Nokia Venture Partners II, L.P. (and to its affiliate, NVP II Affiliates Fund, L.P.), i-Hatch WTC Holdings, LLC and WTC Investment, LLC. See “Related Party Transactions — Divestiture Agreement”. As a result of this transaction, SAIF Capital Limited acquired 1.6 million shares, Nokia Venture Partners II, L.P. (together with its affiliate, NVP II Affiliates Fund, L.P.) acquired 1 million shares, i-Hatch WTC Holdings, LLC acquired 1 million shares and WTC Investment, LLC acquired 1 million shares of our common stock.
      Melody Share Corporation was incorporated as an exempted limited liability company under the laws of the Cayman Islands on June 23, 2005, with its registered office at P.O. Box 1093GT, Queensgate

House, George Town, Grand Cayman, Cayman Islands, British West Indies. The authorized share capital of Melody Share Corporation is US$50,000 divided into 50,000 shares of a nominal or par value of US$1.00 each, of which 250 shares were issued at par to Maples Finance Limited. Maples Finance Limited holds the shares as trustee under a declaration of trust, the ultimate beneficiaries of which will be certain charities. Melody Share Corporation has entered into an administration agreement pursuant to which a number of matters have been delegated to Maples Finance Jersey Limited. These matters include converting the Series C preferred shares into common shares and selling them in the form of ADSs in this offering. Maples Finance Jersey Limited is regulated by the Jersey Financial Services Commission in the carrying on of Trust Company Business. Melody Share Corporation has undertaken to us and WT Investor Corp. that it will not enter into any agreements other than the administration agreement and related agreements, and that it will not vary, amend or waive the administration agreement and that it will enforce the administration agreement against Maples Finance Jersey Limited. Maples Finance Limited and Maples Finance Jersey Limited are under common ownership, but are two legally separate companies. Melody Share Corporation is consolidated into our financial statements.
      In connection with the exchange of VSOs into VSO cash rights, in August 2005, we issued a total of 876,167 shares of non-voting, convertible and redeemable Series C preferred stock, par value W500 per share, to Melody Share Corporation at the issue price of W9,520 (US$9.37 on the date of purchase) per share, or W8.3 billion (US$8.3 million) in the aggregate. One share of Series C preferred stock is convertible into one share of our common stock.
      In addition, we issued 29,000 shares and 21,000 shares of our Series C preferred stock to Nokia Venture Partners II, L.P. and i-Hatch Ventures, L.P., respectively, at the issue price of W9,520 (US$9.37 on the date of purchase) per share, or W0.5 billion (US$0.5 million) in the aggregate.
      As of October 31, 2005, approximately 45.1% of our total shares, consisting of 30.9% of our common shares, 100% of our Series A preferred shares, 97.6% of our Series B preferred shares and 5.4% of our Series C preferred shares, were held in the United States. As of the same date, we had 52 record holders of our equity shares in the United States.
      Upon this offering, all of the Series A preferred shares and Series B preferred shares will be converted into shares of our common stock.
      In this offering, Melody Share Corporation will convert all of the Series C preferred stock that it currently holds into common stock and sell them in the form of ADSs as a selling shareholder. In addition, each of Nokia Venture Partners II, L.P. and i-Hatch Ventures, L.P. is required to convert their Series C preferred stock into our common stock and sell them in the form of ADSs in this offering as a selling shareholder. As a result, none of our Series C preferred shares will remain outstanding after this offering.

RELATED PARTY TRANSACTIONS
Relationship with SK Telecom
      In June 2000, we were founded by several SK Telecom executives with initial capital contribution from SK Telecom and its affiliates, including Mr. Tae Won Chey, the chairman of the SK Business Group. As of the date of this prospectus, SK Telecom and its affiliates (including Mr. Tae Won Chey) beneficially owned 24.9% of our outstanding voting shares. As a member of the SK Business Group, we have certain disclosure requirements. Under the amended Fair Trade Act and the related regulations, which became effective as of April 1, 2005, although we are not a publicly-listed company in Korea, we are required to disclose material information regarding our shareholding structure, corporate governance, financial structure or business operations as we are affiliated with SK Business Group.
      Six of our executive officers, including our chief executive officer (who is also our representative director), executive vice president and three vice presidents for our core business divisions such as applications, music and the Asia-Pacific operation were formerly employed by SK Telecom. One of our other directors is currently employed by SK Telecom. See “Management — Executive Officers” and “Management — Board of Directors”. We interact extensively with SK Telecom in substantially all material areas of our business, including strategy and applications development.
      We have entered into several agreements with SK Telecom to provide SK Telecom with various carrier application services, music and other content, system sales and professional services. Under most of our carrier application services and content agreements, we earn our fees as a percentage of the monthly subscription charges or per-download charges collected by SK Telecom from its subscribers for the use of our application services and content. Under most of our systems sales and integration services agreements, SK Telecom pays us a fixed amount of one-time fees for our systems and integration services. Under most of our professional services, including WAP site and website agency services, we receive a fixed monthly service fee. Most of these agreements have a term of one year, subject to automatic renewal provisions. See “Business — Our services”.
      Certain of our ringback tone solutions, including two out of six ringback tone carrier application services that we currently provide, are based in part on certain intellectual property rights owned by SK Telecom. We license these rights from SK Telecom pursuant to a non-exclusive license agreement which was negotiated on an arm’s-length basis. The term of our license agreement is co-terminous with the terms of our carrier application service contracts for ringback tones, meaning that the license is in effect for so long as we are providing ringback tone carrier application service to other carriers. For this license, we pay SK Telecom either a percentage of our revenue based on the number of users (in a ringback tone carrier application service sale) or on the sales price of certain ringback tone servers (in a ringback tone system sale).
      In addition, our music-on-demand contract with SK Telecom provides that patent, copyright, know-how, and other intellectual property rights developed or created by us in the course of integrating the system and operating the music-on-demand service are assigned to SK Telecom. If we use any of SK Telecom’s patents, copyrights, know-hows, or other intellectual property rights in connection with providing music-on-demand solutions to carriers other than SK Telecom, we will be required to obtain consent from SK Telecom for our use of those rights and to make royalty payments to it. We are presently in discussions with SK Telecom regarding licensing relevant portions of its music-on-demand intellectual property to better enable us to provide music-on-demand service globally and expect to conclude an agreement in the near future.
      In the past, we leased our office space from SK Telecom under leasing agreements, all of which have expired or terminated.

Relationship with Mr. Tae Won Chey
      Mr. Tae Won Chey, the chairman of SK Corp., the holding company of SK Business Group and an affiliate of us and SK Telecom, beneficially owned, as of the date of this prospectus, 24.9% of our outstanding voting shares and 23.4% of our outstanding shares, including shares held by SK Telecom. Mr. Chey was one of our founders and from August 2000 to July 2003 served as our chief executive officer and representative director. Even after his resignation as our chief executive officer in July 2003, Mr. Chey maintained his position as our director until March 2004. In June 2003, Mr. Chey was sentenced by the Seoul District Court to a three-year imprisonment on charges of facilitating illicit stock trading and bookkeeping irregularities by SK Networks, to which he has appealed to the Seoul High Court.
      In June 2005, Mr. Chey was sentenced to three-years imprisonment and probation of five years (while the sentence was suspended) by the Seoul High Court. The prosecution and Mr. Chey have each appealed to the Supreme Court. Mr. Chey currently does not hold any executive position with us and we have no intention to nominate or appoint Mr. Chey as our director or executive officer or to employ him in any other capacity. Mr. Chey is one of the selling shareholders and, after this offering, his direct ownership will be reduced to 829,085 common shares, representing 4.4% of our total shares outstanding.
Divestiture Agreement
      Previously, Mr. Chey directly owned 5.6 million shares of our common stock, representing 47.0% of our total voting shares then outstanding. On October 8, 2004, Mr. Tae Won Chey entered into a divestiture agreement with us and certain of our shareholders to sell at least 3.1 million shares of our common stock. Subsequently, Mr. Chey sold 4.6 million shares of our common stock to SAIF Capital Limited, Nokia Venture Partners II, L.P. (and to its affiliate, NVP II Affiliates Fund, L.P.), i-Hatch WTC Holdings, LLC and WTC Investment, LLC (each an affiliate of i-Hatch Ventures, L.P.). In August 2005, we, SK Telecom, Mr. Tae Won Chey, Nokia Venture Partners, i-Hatch WTC Holdings, LLC, and General Atlantic Partners 64, L.P. entered into an amended and restated divestiture agreement. Pursuant to this amended divestiture agreement, SK Telecom possesses until December 2007 the right of first refusal to purchase all but not part of the securities, assets, property and any other rights or options that are to be transferred by us or such shareholders in connection with any transaction resulting in a change of ownership of (A) more than one half of our voting common shares, by means of (i) a merger, share exchange or consolidation, or (ii) the issuance, sale or transfer of securities or (B) substantially all of our consolidated assets, by means of a sale, transfer, lease, assignment, conveyance, exchange or other disposition of our assets. In addition, under the amended divestiture agreement, we or such shareholders may not take any action, waive any right or otherwise seek to complete or directly facilitate any transactions resulting in such change of control transaction. This amended divestiture agreement is not intended to restrict (i) the offer, issuance, sale or transfer of securities of us or other persons or (ii) the voting rights in respect of our equity securities, unless any such transaction or shareholder vote will result in a change of control.
Investor Rights Agreement
      An investor rights agreement, as amended and restated in December 2004 and further amended in August 2005, entered into among us, SK Telecom, Mr. Tae Won Chey, Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., i-Hatch WTC Holdings, LLC, SAIF Capital Limited, WTC Investment LLC and holders of Series B preferred shares sets forth the rights and obligations among such shareholders, most of which expire upon the closing of this offering.

Registration rights
      Under the investor rights agreement, we have granted certain registration rights to certain of our shareholders with respect to the common shares they own or, in the case of holders of the Series A and Series B preferred shares, will own upon conversion of such preferred shares. Upon request by holders of at least 35% of such shares, we are obligated to effect no more than two demand registrations in the aggregate or no more than two shelf registrations per calendar year in accordance with the terms of the investor rights agreement. The shareholders that are party to this agreement (except SK Telecom) also have “piggyback” registration rights.

Right of first refusal and right of first offer
      With respect to the common shares sold by Mr. Tae Won Chey to SAIF Capital Limited, WTC Investment LLC and certain other shareholders holding Series A and Series B preferred shares, SK Telecom has a right of first offer or right of first refusal, as the case may be, to acquire such common shares before these shareholders offer to, or accept an offer from, third parties to purchase those common shares. Under the investor rights agreement, this right expires in April 2008.

Rights that expire upon the closing of this offering
      The investor rights agreement also provides for other rights and obligations. These rights include liquidation preference, redemption rights, conversion rights, inspection rights, board representation rights and management rights, all of which expire upon the closing of this offering.
Relationship with BlueRun Ventures
      In September 2004, BlueRun Ventures, one of our venture capital investors formerly known as Nokia Venture Partners, assigned its rights to two patent applications to us for US$1.00. These patent applications relate to the network integration of ringback tones, which both BlueRun Ventures and we agreed would be more useful for us to hold in conducting our business operations, and are pending in the U.S. Patent and Trademark Office and the World Intellectual Property Office. The invention, which is the subject of the patent applications, was made by Antti Kokkinen, our non-executive director, and was assigned by Mr. Kokkinen to BlueRun Ventures in September 2004.
Relationship with our shareholders in connection with the VSO exchange
      In connection with the exchange of VSOs into VSO cash rights, two of our shareholders, i-Hatch Ventures, L.P. and Nokia Venture Partners II, L.P., formed WT Investor Corp., a Delaware corporation, solely for the purpose of providing credit support to the loan obtained by Melody Share Corporation. In connection with this financial service, in August 2005, we issued 29,000 shares and 21,000 shares of our Series C preferred stock to Nokia Venture Partners II, L.P. and i-Hatch Ventures, L.P., respectively, at the purchase price of W9,520 (US$9.37 on the date of purchase) per share, or W0.5 billion (US$0.5 million using the prevailing exchange rate) in the aggregate. In this offering, each of Nokia Venture Partners and i-Hatch Ventures is required to convert their Series C preferred stock into our common stock and sell them in the form of ADSs in this offering as a selling shareholder.
Relationship with Melody Share Corporation
      In August 2005, Melody Share Corporation, a special purpose company established under the laws of the Cayman Islands and consolidated into our financial statements, purchased a total of 876,167 shares of our Series C preferred stock. However, we are required to hold the cash we received in escrow until the Series C preferred shares held by Melody Share Corporation are either converted in the process of this offering or redeemed in order to repay its loan in the event we do not complete this offering. However, the restrictions on the cash will lapse once Melody Share Corporation converts the Series C preferred shares it holds into common shares, sells them into this offering and repays its loan in full. On the same date, Melody Share Corporation entered into VSO Cash Right and KSO Cancellee Cash Right agreements with our VSO holders and certain of our KSO cancellees, respectively. Melody Share Corporation will sell all of the Series C preferred shares it holds in this offering after converting them into our common shares so that it will have funds available to make cash payments on specified future dates to our officers and employees under the VSO Cash Right and KSO Cancellee Cash Right agreements and to repay its loan.

      The loan that Melody Share Corporation obtained to purchase our Series C preferred stock was supported by a consortium of two of our shareholders, i-Hatch Ventures, L.P. and Nokia Venture Partners II, L.P., who agreed to purchase the Series C preferred stock that Melody Share Corporation pledged to its financial lender from such lender or Melody Share Corporation if Melody Share Corporation is unable to repay the loan in full and the lender is required to foreclose on the pledged shares.
      As consideration for this financial support, WT Investor Corp., which is also consolidated into our financial statements, is entitled to receive a facilitation fee from Melody Share Corporation in the aggregate amount of up to US$400,000 in the event that (i) an initial public offering has occurred and (ii) Melody Share Corporation has sufficient funds to pay such facilitation fee. In addition, we provided to Nokia Venture Partners II, L.P. and i-Hatch Ventures, L.P., each a shareholder of WT Investor Corp., an opportunity to increase their holdings in us by purchasing the Series C preferred shares at fair value in return for their participation in, and facilitation of, the VSO exchange. Accordingly, we issued to Nokia Venture Partners II, L.P. and i-Hatch Ventures, L.P 29,000 and 21,000 shares, respectively, of Series C preferred shares. These Series C preferred shares are redeemable at any time prior to the closing of this offering for a redemption price equal to the issue price plus a premium accrued at 10% per annum on the issue price. However, in connection with this offering, each of Nokia Venture Partners II, L.P. and i-Hatch Ventures, L.P. is required to convert its respective Series C preferred shares into our common stock and sell such common shares in the form of ADSs in this offering as a selling shareholder. As a result, we do not expect any of our Series C preferred shares to remain outstanding after this offering.

DESCRIPTION OF CAPITAL STOCK
      The section below provides summary information relating to the material terms of our capital stock and our articles of incorporation. It also includes a brief summary of certain provisions of the Korean Commercial Code and related laws of Korea, all as currently in effect.
General
      Our total authorized share capital is 42,000,000 shares, which consists of 30,000,000 common shares, 5,000,000 Series A preferred shares, 5,000,000 Series B preferred shares and 2,000,000 Series C preferred shares, each with a par value of W500 per share. Under our articles of incorporation, holders of the Series A preferred shares and holders of the Series B preferred shares are entitled to non-cumulative dividends equal to 30% of the par value of their shares, payable when and if declared by our board of directors and our shareholders at the general meetings of shareholders. In addition, under our articles of incorporation, holders of the Series C preferred shares have no voting rights and are entitled to non-cumulative dividends equal to 0.0000001% of the par value of their shares, payable when declared by our board of directors and our shareholders at the general meeting of shareholders. Holders of the Series A preferred shares, holders of the Series B preferred shares and holders of Series C preferred shares are entitled to receive dividends prior to the holders of common shares; provided, however, that the dividend priority of the Series A preferred shares and the Series B preferred shares shall be the same and provided further that the right to receive dividends on the Series C preferred shares are subordinated to the Series A and B preferred shares. In the event that our distributable profits are insufficient to cover the sum of the dividend preference amount of the holders of both the Series A preferred shares and the Series B preferred shares, then such distributable profits shall be allocated among the holders of the Series A preferred share and the Series B preferred share on a pro rata basis, after which, any remaining amount of such distributable profits shall be paid to the holders of the Series C preferred shares on a pro rata basis. After the payment of the preferential dividend to the holders of the preferred shares, with respect to any remaining amount of declared dividends, the holders of the preferred shares and common shares will have the right to receive such dividends on a pro rata basis. For purposes of dividends on the common shares issued upon conversion of the Series A, Series B and Series C preferred shares, it shall be deemed that such common shares were issued at the end of the immediately preceding fiscal year.
      On August 30, 2003, the number of our issued and outstanding shares (including preferred shares) increased as a result of a 10-for-1 stock split. As of December 31, 2004, 10,500,000 common shares, 1,428,570 Series A preferred shares and 2,052,479 Series B preferred shares were issued and outstanding. In addition, on August 11, 2005, we issued 926,167 share of Series C preferred shares, of which 867,167 were issued to Melody Share Corporation, which is consolidated into our financial statements. As we are required to consolidate Melody Share Corporation under FIN 46(R), only 50,000 shares are presented as issued and outstanding on our consolidated financial statements. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. We may issue additional common shares, Series A, Series B and Series C preferred shares without further shareholder approval pursuant to applicable requirements under our articles of incorporation and the Korean Commercial Code.
Dividends
      We may pay dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as our other common shares.
      We may declare dividends at the annual general meeting of shareholders which is held within three months after the end of each fiscal year. We pay the annual dividend shortly after the annual general meeting declaring such dividends. We may distribute the annual dividend in cash or in shares. However, a dividend in shares must be distributed at par value, and dividends in shares may not exceed one-half of the annual dividends.

      Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (i) our stated capital, (ii) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period and (iii) the legal reserve required under the Korean Commercial Code to be set aside for the annual dividend. Under the Korean Commercial Code, we may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the annual dividend, or unless we have an accumulated legal reserve of not less than one-half of our stated capital. We may not use our legal reserves to pay cash dividends but may transfer amounts from our legal reserves to capital stock or use our legal reserves to reduce an accumulated deficit.
      We have no obligation to pay any dividend unclaimed for five years from the dividend payment date.
      Since our inception, we have not declared or paid any dividends on our common shares or preferred shares. Any decision to pay dividends on common shares in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, and other factors our board of directors may deem relevant. We have no intention to pay dividends in the near future.
Distribution of free shares
      In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of bonus shares issued free of charge, or free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings. Since our inception, we have not distributed any free shares. We have no intention to make such distribution in the near future.
Preemptive rights and issuance of additional shares
      We may issue authorized shares at the times in accordance with our articles of incorporation and the Korean Commercial Code, on such terms as our board of directors may determine, provided that, in relation to a transaction involving our shares or securities, including issuance of new shares or securities, with a “specially related person” as defined in the Fair Trade Act, such as Mr. Tae Won Chey, SK Telecom or any other member of the SK Business Group, which qualifies as a large-scale intra-group transaction under the Fair Trade Act, we must have our board of directors approve such transaction prior to such issuance and make public notice of our intention to undertake such transactions. We must offer new shares on uniform terms, on a pro rata basis (assuming Series A and B preferred shares are fully converted), to all shareholders listed on our shareholders’ register as of the relevant record date.
      Notwithstanding the preemptive rights of shareholders, we may issue new shares to third parties other than the existing shareholders by a resolution adopted at the meeting of the board of directors in the following cases:

•	up to 2,120,000 shares of our common shares (inclusive of options or warrants therefore), taking into account share splits, share dividends or other similar event, issued to (i) our employees, officers, directors, contractors, advisors or consultants or a legal entity of which we have at least 50% of shares or equity holdings, or (ii) a legal entity, a partnership or an entity for the benefit of such employees, officers, directors, contractors, advisors or consultants of us or a legal entity of which we have at least 50% of shares or equity holdings pursuant to incentive agreements or incentive plans approved by our board of directors or our shareholders, as the case may be;

•	any shares or share-related securities issued in connection with any stock split, dividend distribution in shares or other similar event in which the existing shareholders are entitled to participate pro rata;

•	any shares or share-related securities issued upon the exercise, conversion or exchange of any outstanding convertible securities, options (including the 2,120,000 shares mentioned above in connection with bona fide employment-related share purchase or option plans) or warrants;

•	any shares or share-related securities issued pursuant to (i) the acquisition of another corporation or entity by us or any of our subsidiaries by consolidation, merger, purchase of assets or businesses; provided, however, that should such transaction involve an affiliate (as defined in Section 4.6 of the First Amended and Restated Preferred Stock Investors Rights Agreement) of SK Telecom, such transaction must be approved by a majority of the members of the board of directors, or (ii) any other reorganization approved in accordance with Section 6.4(b) of the First Amended and Restated Preferred Stock Investors Rights Agreement; and

•	any shares issued pursuant to a the listing of our common stock, or depository receipts representing our common stock, on the New York Stock Exchange, the NASDAQ stock market or any other “national securities exchange” which is registered pursuant to Section 6 of the Securities Exchange Act of 1934, as amended.
      We must give public notice of preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to such deadline. If a shareholder fails to subscribe by the deadline, the shareholder’s preemptive rights lapse. Our board of directors may determine how to distribute fractional shares or shares for which preemptive rights have not been exercised.
      In the case of ADS holders, the depositary will be treated as the shareholder entitled to preemptive rights.
General meeting of shareholders
      We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary, or

•	at the request of shareholders holding an aggregate of 3% or more of our outstanding shares.
      We must give shareholders written notice or electronic mail setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The board of directors may decline such proposal if it is in violation of the relevant law and regulations or our articles of incorporation. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of voting preferred shares are also entitled to receive notice of or vote at general meeting of shareholders.
      Our shareholders’ meetings are held at our head office or at any nearby area.
Voting rights
      Holders of our common shares and Series A and Series B preferred shares are entitled to one vote for each share. However, common shares held by us (i.e., treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not have voting rights. Unless the articles of incorporation explicitly state otherwise, the Korean Commercial Code permits cumulative voting pursuant to which each common share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. A holder of common shares may exercise all voting rights with respect to his or her shares cumulatively to elect one director.
      Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation,

•	removing a director,

•	effecting a capital reduction,

•	effecting any dissolution, merger or consolidation with respect to us,

•	transferring all or any significant part of our business,

•	acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business,

•	issuing new shares at a price below the par value, or

•	any other matters for which such resolution is required under relevant law and regulations.
      In the case of amendments to our articles of incorporation, any merger or consolidation, capital reductions or in some other cases that affect the rights or interests of the voting preferred shares, approval of the holders of such class of shares is required. We must obtain the approval, by a resolution, of holders of at least two-thirds of the voting preferred shares present or represented at a class meeting of the holders of such class of shares, where the affirmative votes also represent at least one-third of the total issued and outstanding shares of such class.
      Shareholders may exercise their voting rights by proxy. Under our articles of incorporation, the person exercising the proxy does not have to be a shareholder. A person with a proxy must present a document evidencing its power of attorney in order to exercise voting rights.
      Holders of ADSs will effectively exercise their voting rights through the ADS depositary. Subject to the provisions of the deposit agreement, holders of ADSs will be entitled to instruct the depositary how to vote the common shares underlying their ADSs.
Rights of dissenting shareholders
      In some limited circumstances, including the transfer of all or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request to us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after receiving such request. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement is not attained within 30 days since the receipt of the request, we or the shareholder requesting the purchase of shares may request the court to determine the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they withdraw the underlying common shares and become our direct shareholders.
Register of shareholders and record dates
      Our transfer agent, Hana Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of shares on the register of shareholders on presentation of the share certificates.
      The record date for annual dividends is December 31 of each year. For the purpose of determining shareholders entitled to annual dividends, the register of shareholders may be closed for 60 days from January 1 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks public notice, set a record date and/or close the register of shareholders for not more than one month. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.
Annual report
      At least one week before the annual general meeting of shareholders, we must make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.
Transfer of shares
      Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our shareholders registry. For this purpose, a shareholder is required to file his name, address and seal or specimen signature with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his or her behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.
      Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment trust companies, futures trading companies, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for non-resident foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Korean Foreign Exchange Controls and Securities Regulations”.
      Our transfer agent is Hana Bank, located at 101-1, Euljiro 1-ga, Jung-gu, Seoul, Korea.
Acquisition of our shares
      We may not acquire our own common shares except in limited circumstances, such as reduction of capital and acquisition of our own common shares for the purpose of granting stock options to our officers and employees. Under the Korean Commercial Code, except in the case of a capital reduction (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party (including to a stock option holder who exercised his or her stock option) within a reasonable time. Corporate entities in which we own a 50% or greater equity interest may not acquire our common shares.
      Except for the procedural requirements which obligate a non-citizen or non-residents of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company’s shares, no provision exists which limits the rights to own our shares or exercise voting rights on our shares due to their status as a non-resident or non-Korean under our articles of incorporation and the applicable Korean laws.
Liquidation rights
      In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings, provided that, under our articles of incorporation, upon our liquidation or dissolution, the holders of Series A and Series B preferred shares shall be entitled to be preferentially paid certain amounts. The liquidation priority of the Series A and Series B preferred shares shall be pari passu.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Receipts
      JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in the Offering. Each ADS will represent an ownership interest in one common share and we will deposit the number of common shares underlying the ADSs with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.
      The depositary’s office is located at 4 New York Plaza, New York, NY 10004.
      You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.
      Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.
      The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.
Share dividends and other distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?
      We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.
      Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.
      If the depositary determined that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.
      Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.
      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.
      There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.
Deposit, withdrawal and cancellation

How does the depositary issue ADSs?
      The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.
      Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

      The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.
      Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.
      In order to enable the depositary to accept the deposit of additional shares and issue ADSs representing such securities in respect thereof, upon expiry of the lock-up period described in “Underwriting”, we intend to provide consent to the depositary to enable deposits into the ADS facility of additional common shares provided that such deposit(s) will not violate our articles of incorporation or applicable Korean law. The number of ADSs shall be automatically adjusted to give effect to any securities deposited by us in connection with any of the following: (x) offerings of rights to acquire additional ADSs, (y) share dividends and other free distributions of shares, and (z) a subdivision of shares, if any, and may be increased as we may determine from time to time.

How do ADR holders cancel an ADS and obtain deposited securities?
      When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.
      The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.
      This right of withdrawal may not be limited by any other provision of the deposit agreement.
Record dates
      The depositary may fix record dates (which, in the case of a dividend, distribution or delivery of rights, will be as close as practicable to the corresponding record date of the common shares) for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights,

•	to give instructions for the exercise of voting rights at a meeting of holders of common shares or other deposited securities,

•	for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters, all subject to the provisions of the deposit agreement.
Voting rights

How do I vote?
      If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as it is contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. To the extent you do not provide the depositary with voting instructions, at our request and subject to applicable law, the shares represented by your ADSs may be counted for the purposes of satisfying applicable quorum requirements; provided that the registered holders and beneficial owners of ADSs have been given at least 30 days to provide the depositary with voting instructions; and provided further that the shares shall not be so counted with respect to any matter as to which we inform the depositary or the depositary reasonably believes that (x) substantial opposition exists or (y) materially affects the rights of holders of shares. For purposes hereof, by way of example and not limitation, by holding an ADR or an interest therein, you will be agreeing that routine matters, such as appointing auditors and directors (except where a competing director or slate of directors is proposed), and resolutions to approve the public offering or private placement of de minimis amounts of securities (i.e. issuances of shares which, based on the number of shares issued and outstanding prior to giving effect to such issuance, represents less than 10% of the then outstanding shares), would not materially affect the rights of holders of shares. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.
      There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Reports and other communications

Will I be able to view our reports?
      The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.
      Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and expenses

What fees and expenses will I be responsible for paying?
      ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.
      The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement;

•	a fee of US$0.02 per ADS (or portion thereof) per year to cover such expenses as are incurred, and for services performed, by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents, in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register, or the books of a CSD, in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.
      We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of taxes
      Before making any distribution or other payment on any deposited securities, we will be required to make such deductions (if any) which, by the laws of Korea, we are required to make in respect of any income, capital gains or other taxes and we may also deduct the amount of any tax or governmental charges payable by us or for which we might be made liable in respect of such distribution or other payment or any document signed in connection therewith. In making such deductions, neither we nor the depositary shall have any obligation to any ADR holder to apply a rate under any treaty or other arrangement between Korea and the country within which such ADR holder is resident unless such ADR holder has timely provided to us evidence of its residency that is accepted by the relevant tax authorities of Korea. By holding an ADR or a interest therein, you will be agreeing to indemnify each of us, the depositary, the custodian and all of each of our respective directors, employees, agents and affiliates against, and hold each harmless from, any claims by any governmental authority with respect to penalties or interest arising out of any reduced rate of withholding, at source, or other tax benefit obtained.
      ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.
      By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.
Reclassifications, recapitalizations and mergers
      If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.
      If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.
Amendment and termination

How may the deposit agreement be amended?
      We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?
      The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.
Limitations on obligations and liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs
      Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the ADR;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable Korean or other taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares) or the books of the CSD of the shares presented for deposit, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.
      Additionally, as a condition of accepting shares for deposit, the depositary may require that the person making such deposit furnish evidence satisfactory to it that any necessary approvals have been waived or granted by any governmental or quasi-governmental body or agency in Korea, including, without limitation, any such body which is then performing the function of regulation of currency exchange.

      The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, Korea any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provides shall be done or performed by it or them (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.
      Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.
      The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the depositary or any of its agents be liable for any indirect, special, punitive or consequential damages.
      For the avoidance of doubt, the depositary shall have no responsibility whatsoever to us, any ADR holder or any other person with respect to any deficiency which might arise because the depositary is subject to any tax in respect of the shares or any part thereof or any income therefrom or any proceeds thereof.
      The depositary may own and deal in deposited securities and in ADSs.
Disclosure of interest in ADSs
      To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for depositary actions
      We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.
      The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.
Books of depositary
      The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.
      The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.
Pre-release of ADSs
      The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.
      In general, the number of pre-released ADSs will not evidence more than 30% (which percentage may be changed for purposes of general application with our prior consent) of all ADSs outstanding at any given time excluding those evidenced by pre-released ADSs. However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.
Appointment
      In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs, or any interest therein, issued in accordance with the terms and conditions of the deposit agreement shall be deemed for all purposes to (a) be a party to and bound by the terms of the deposit agreement and the applicable ADR(s), and (b) appoint the depositary as its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR(s), to adopt any and all procedures necessary to comply with applicable law and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR(s), the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SHARES ELIGIBLE FOR FUTURE SALE
      Our common shares are not listed on any stock exchange. Prior to this offering, there has not been a public market for our common shares or our ADSs, and while we have applied to have our ADSs quoted on the NASDAQ, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our common shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our common shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.
      Upon completion of this offering, we will have an aggregate of 18,907,216 common shares outstanding (based upon shares outstanding as of the date hereof, assuming no exercise of the underwriters’ over-allotment option). Of these shares, the common shares underlying the ADSs sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or shareholders who hold 10% or more of our outstanding shares of common stock. All or a portion of the 3,003,222 common shares outstanding immediately after this offering, representing 15.9% of the total outstanding common shares immediately after the offering (assuming no exercise of the underwriters’ over-allotment option), held by existing shareholders who are not our “affiliates” as that terms is defined in Rule 144 under the Securities Act, may be unrestricted and may be freely tradable without restriction under the Securities Act if acquired in an “offshore transaction” meeting the requirements of Regulation S under the U.S. Securities Act. The remaining shares held by existing shareholders (including those who are our “affiliates” as that term is defined in Rule 144 under the Securities Act) are restricted as that term is defined in Rule 144. Restricted securities may be sold in the public market in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 under the Securities Act, which rules are summarized below, or if other exemptions from registration are available.
Eligibility of future sales of shares in the public market

	Shares eligible
Days after date of this prospectus	for sale	Comment

Upon completion of offering	168,880	common shares not subject to the 180-day lock-up currently held by our existing shareholders (except for common shares beneficially owned by our “affiliates” as such term is defined in Rule 144 under the Securities Act), which were acquired in an “offshore transaction” meeting the requirements of Regulation S under the Securities Act and thus are not “restricted securities” (as such term is defined in Rule 144 under the Securities Act) and are freely tradable outside the United States pursuant to Regulation S under the Securities Act or into the United States pursuant to Section 4(1) of the Securities Act

	Shares eligible
Days after date of this prospectus	for sale	Comment

	224,555	common shares not subject to the 180-day lock-up currently held by our existing shareholders, who are “U.S. persons” (as such term is defined in Regulation S under the Securities Act), which were acquired in transactions exempt from registration but are “restricted securities” as defined in Rule 144 and that become tradable only upon registration or pursuant to an exemption from registration, such as Rule 144 or Rule 144(k)
180 days	2,834,342	common shares subject to the 180-day lock-up currently held by our existing shareholders (except for common shares beneficially owned by our “affiliates” (as such term is defined in Rule 144 under the Securities Act)), which were acquired in an “offshore transaction” meeting the requirements of Regulation S under the Securities Act and thus are not “restricted securities” (as such term is defined in Rule 144 under the Securities Act) and are freely tradable outside the United States pursuant to Regulation S under the Securities Act or into the United States pursuant to Section 4(1) of the Securities Act after the expiration of the 180-day lock-up
Thereafter	11,679,439	common shares (i) owned by our existing shareholders who are “affiliates” as such term is defined in Rule 144 under the Securities Act, such as SK Telecom and Mr. Tae Won Chey, our directors and executive officers listed under “Management”, and Nokia Venture Partners II and its affiliates or (ii) owned by certain other existing shareholders, including i-Hatch Ventures, its affiliates and other holders of our Series B preferred shares, who are “U.S. persons” (as such term is defined in Regulation S under the Securities Act); all of which were acquired in transactions exempt from registration but are “restricted securities” as defined in Rule 144 and that become tradable only upon registration or pursuant to an exemption from registration, such as Rule 144 or Rule 144(k), after the expiration of the 180-day lock-up

Shares eligible
Days after date of this prospectus	for sale	Comment

	225,500	common shares to be acquired by our employees who are not “U.S. persons” as such term is defined in Regulation S under the Securities Act and are not our “affiliates” as such term is defined in Rule 144 under the Securities Act, pursuant to the exercise by such employees of their vested employee stock options, which exercise we believe would qualify as an “offshore transaction” meeting the requirements of Regulation S under the Securities Act and thus common shares so acquired would not be “restricted securities” (as such term is defined in Rule 144 under the Securities Act) and are freely tradable outside the United States pursuant to Regulation S under the Securities Act or into the United States pursuant to Section 4(1) of the Securities Act, after the expiration of the 180-day lock-up
	1,227,126	common shares to be acquired by our employees who are “U.S. persons” (as such term is defined in Regulation S under the Securities Act) or who are our “affiliates” (as such term is defined in Rule 144 under the Securities Act), pursuant to the exercise by such employees of their vested employee stock options, and that become tradable only upon registration or pursuant to an exemption from registration, such as Rule 144 or Rule 144(k), after the expiration of the 180-day lock-up
Lock-up agreements
      In connection with this offering, we, all of our directors and officers, all of our selling shareholders and other shareholders and option holders, holding in the aggregate 97.4% of our outstanding common shares immediately after the offering (assuming no exercise of the underwriters’ over-allotment option), and our directors and executive officers have agreed, subject to specified exceptions, not to sell any of our common shares, ADSs or similar securities for 180 days after the date of this prospectus without the written consent of the underwriters. See “Underwriting”. However, the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by these shareholders or the availability of these securities for future sale will have on the market price of our ADS.
Rule 144
      The 11,903,994 common shares outstanding and owned by our “affiliates” as such term is defined in Rule 144 under the Securities Act, such as SK Telecom and Mr. Tae Won Chey, our directors and executive officers listed under “Management”, Nokia Venture Partners II and its affiliates and i-Hatch Ventures and its affiliates, or other shareholders who are “U.S. persons” (as such term is defined in Regulation S under the Securities Act), such as substantially all holders of our Series B preferred shares (all of which will be converted into our common shares upon completion of this offering), immediately after this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. In addition, restricted shares may be sold outside the United States pursuant to Regulation S.

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted common shares for at least one year, including a person who may be deemed our affiliate, would be entitled to sell within any three-month period a number of the common shares that does not exceed the greater of 1% of the number of the common shares then outstanding (which will equal approximately 189,072 common shares immediately after this offering, assuming no exercise by the underwriters of their over-allotment option) or the average weekly trading volume of the common shares, as represented by the ADSs on NASDAQ during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
      Under 144(k), a person who:

•	is not deemed to have been our affiliate at any time during the three months preceding a sale,

•	beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), and

•	is not an affiliate at the time of the sale,
is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 under the Securities Act.
      In general, under Rule 701 of the Securities Act, any of our employees, directors, officers or consultants who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell these shares 90 days after the effective date of this offering in reliance on Rule 144 under the Securities Act. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 under the Securities Act without having to comply with the holding period requirements of Rule 144 under the Securities Act, and that non-affiliates may sell those shares in reliance on Rule 144 under the Securities Act without having to comply with the holding period, public information, volume limitation or notice filing requirements under Rule 144 under the Securities Act.
Stock option plans
      As of the date of this prospectus, options to purchase 1,452,626 shares of our common shares were outstanding. All of these common shares will be eligible for sale in the public market from time to time, subject to vesting provisions, in reliance upon Regulation S under the Securities Act in the case of stock options held by unaffiliated employees who are not “U.S. persons” as such term is defined in Regulation S under the Securities Act, or Rule 144 volume limitations applicable to our affiliates in the case of stock options held by affiliated employees or employees who are U.S. persons.
      In addition, our shareholders have authorized the issuance of 89,509 stock options as soon as practicable after the closing of this offering with an exercise price equal to the fair market value of our common shares.

KOREAN FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS
General
      The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Minister of Finance and Economy, or the MOFE. The Financial Supervisory Commission, or FSC, has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.
      Under the Foreign Exchange Transaction Laws, (i) if the Korean government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the MOFE may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (ii) if the Korean government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOFE may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.
Filing with the Korean government in connection with the issuance of ADSs
      In order for us to issue common shares represented by ADSs in an amount exceeding $30 million, we are required to file a prior report of the issuance with the MOFE. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.
      Under current Korean law and regulations, the depositary is required to obtain our prior consent for the number of common shares to be deposited in any given proposed deposit which exceeds the difference between (i) the aggregate number of common shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs), and (ii) the number of common shares on deposit with the depositary at the time of such proposed deposit. Upon expiry of the lock-up period described in “Underwriting”, we intend to provide consent to the depositary to enable deposits into the ADS facility of additional common shares provided that such deposit(s) will not violate our articles of incorporation or applicable Korean law.
      Furthermore, prior to making an investment of not less than W50,000,000 and 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to a Korean bank (including a Korean branch of a foreign bank). Subsequent sales of such shares by foreign investors will also require a prior report to such Korean bank.
Certificates of the shares must be kept in custody with an eligible custodian
      Under Korean law, certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea, which certificates may in turn be required to be deposited with the Korea Securities Depository, or KSD, if they are designated as being eligible for deposit with the KSD. Only the KSD, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, futures trading companies and internationally recognized foreign custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.
      A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, futures trading companies and internationally recognized foreign custodians, which have obtained a license to act as a standing proxy to exercise shareholders’ rights or perform any matters related thereto if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.
Restrictions on ADSs and shares
      Once the report to the MOFE is filed in connection with the issuance of ADSs, no Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal. In addition, persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.
      A foreign investor may receive dividends on the shares and remit the proceeds of the sale of the shares through a foreign currency account and a Won account exclusively for stock investments by the foreign investor which are opened at a foreign exchange bank designated by the foreign investor without being subject to any procedural restrictions under the Foreign Exchange Transaction Laws. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.
      Dividends on shares are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the investor’s Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive right. See “Description of American Depositary Shares — Share dividends and other distributions”.
      Securities companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ securities investments in Korea. Through such accounts, these securities companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without such investors having to open their own Won and foreign currency accounts with foreign exchange banks.

TAXATION
Korean taxation
      The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals of Korea or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable or with which the relevant income is effectively connected. Such non-resident individuals or non-Korean corporations will be referred to as non-resident holders below. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our ADS and common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors. This discussion, to the extent that it states matters of Korean tax law and subject to the qualifications herein, represents the opinion of Shin & Kim, our Korean counsel.

Dividends on the shares or ADSs
      We will deduct Korean withholding tax from dividends paid to you (whether in cash or in shares) at a rate of 27.5% (including resident surtax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. If we distribute to you free distributions of shares representing a capitalization of certain capital surplus reserves or asset revaluation reserves, such distribution may be subject to Korean withholding taxes.
      In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. See “Description of American Depositary Shares — Payment of taxes”. If you hold ADSs, evidence of tax residence may be submitted to us through the depositary. Please see the discussion under “— Tax treaties” below for discussion on treaty benefits.

Taxation of capital gains
      In general, capital gains earned by you upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including resident surtax) of the gross proceeds realized and (ii) 27.5% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs), unless you are exempt from Korean income taxation under an applicable Korean tax treaty entered into with your country of tax residence. Please see “— Tax treaties” below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean tax law exemptions discussed in the following paragraphs.
      With respect to our common shares, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such common shares, (i) if our common shares are listed on either the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange and transfer is made through either the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, (ii) if you have no permanent establishment in Korea and (iii) if you did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.
      With respect to ADSs, there are uncertainties as to whether they should be viewed as securities separate from our common shares underlying such ADSs or as the underlying shares themselves for capital gains tax purposes, as discussed in more detail in the following paragraph. However, in either case, you will be eligible for exemptions from capital gains available under Korean tax law (in addition to the exemption afforded under income tax treaties) if certain conditions discussed below are satisfied. Under a tax ruling issued by the Korean tax authority in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferees’ permanent establishment in Korea) have not been subject to Korean income taxation and (ii) capital gains earned by you (regardless whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea have been exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL, which should be the case for the issuance of our ADSs.
      However, according to a recent tax ruling issued in 2004 by the Korean tax authorities regarding the securities transaction tax (the “2004 tax ruling”), depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it gives rise to a question as to whether depositary shares (such as ADSs) should be viewed as the underlying shares for capital gains tax purposes. In that case, exemptions afforded under Korean tax law to capital gains from transfers of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions for capital gains from transfers of underlying shares would apply. Under such an exemption relevant to this case, capital gains from transfers of ADSs should be exempt from Korean income tax under the STTCL if (i) the ADSs are listed on an overseas securities market that is similar to the Stock Market Division of the Korea Exchange or KOSDAQ Market Division of the Korea Exchange and (ii) the transfer of ADSs is made through such securities market. We believe that NASDAQ would satisfy the condition described in (i) above.
      If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the Stock Market Division of the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the common shares or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “— Tax treaties” below for an additional explanation on claiming treaty benefits.

Tax treaties
      Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, our common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including resident surtax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption from capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.
      You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Further, effective from July 1, 2002, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance tax and gift tax
      Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if he or she was domiciled in Korea at the time of his or her death and (ii) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above (based on the donee’s place of domicile in the case of (i) above). The taxes are imposed at the rate of 10% to 50% depending on the value of the relevant property and the identity of the parties involved.
      Under the Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed located in Korea irrespective of where the share certificates are physically located or by whom they are owned. If the tax authority’s interpretation of treating depositary receipts as the underlying share certificates under the 2004 tax ruling applies in the context of inheritance and gift taxes as well, you may be treated as the owner of the common shares underlying the ADSs.
      At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities transaction tax
      If you transfer the common shares and the common shares are listed on neither the Stock Market Division of the Korea Exchange nor the KOSDAQ Market Division of the Korea Exchange, you will be subject to a securities transaction tax at the rate of 0.5% (or 0.3%, including agricultural and fishery special surtax, if you transfer the common shares through the Stock Market Division of the Korean Exchange or the KOSDAQ Market Division of the Korea Exchange).
      With respect to transfers of ADSs, depositary receipts (such as the ADSs) constitute share certificates subject to the securities transaction tax according to the 2004 tax ruling; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange or NASDAQ is exempt from the securities transaction tax.
      According to tax rulings issued by the Korean tax authorities in 2000 and 2002, foreign stockholders are not subject to securities transaction tax upon the deposit of underlying shares and receipt of depositary securities or upon the surrender of depositary securities and withdrawal of the originally deposited underlying shares, but there remain uncertainties as to whether holders of ADSs other than initial holders will not be subject to securities transaction tax when they withdraw common shares upon surrendering the ADSs. However, the holding of the 2004 tax ruling referred to above seems to view the ADSs as the underlying shares at least for the purpose of the securities transaction tax and, though not specifically stated, could be read to imply that the securities transaction tax should not apply to deposits of common shares in exchange for ADSs or withdrawals of common shares upon surrender of the ADSs regardless of whether the holder is the initial holder because the transfer of ADSs by the initial holder to a subsequent holder would have already been subject to securities transaction tax under such tax ruling.
      In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.
U.S. federal income tax considerations
      The following summary describes the material United States federal income tax consequences of the ownership of our shares and ADSs as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) (i) who are residents of the United States for purposes of the current United States/ Korea Income Tax Treaty, or the Treaty, (ii) whose shares or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Treaty. Except where noted, it deals only with shares and ADSs held as capital assets and does not deal with special situations, such as those of:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	traders in securities that elect to use the mark-to-market method of accounting for their securities;

•	persons holding shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons owning 10% or more of our voting stock;

•	persons liable for alternative minimum tax;

•	investors in pass-through entities; or

•	persons whose “functional currency” is not the U.S. dollar.
      Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder, and the Treaty, all as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. This discussion, to the extent that it states matters of U.S. federal income tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Simpson Thacher & Bartlett LLP, our U.S. counsel.
      Persons considering the purchase, ownership or disposition of shares or ADSs should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

      As used herein, the term “United States Holder” means a beneficial owner of a share or ADS that is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust:

— that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code, or

— that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
      If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or ADSs, you should consult your tax advisors.
      The United States Treasury Department has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Such actions could also be inconsistent with the claiming of the reduced rate of tax, applicable to dividends received by certain non-corporate United States Holders. Accordingly, the analysis of the creditability of Korean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate United States Holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

ADSs
      If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of shares for ADSs will not be subject to United States federal income tax.

Taxation of dividends
      Subject to the PFIC rules described below, the gross amount of distributions on the ADSs or shares (including amounts withheld for Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code. With respect to non-corporate United States Holders, certain dividends received in taxable years beginning prior to January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our shares will generally not be considered readily tradable for these purposes. United States Treasury Department guidance indicates that our ADSs, which will be listed on NASDAQ, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.
      The amount of any dividend paid in Won will equal the U.S. dollar value of the Won received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the Won are converted into U.S. dollars. If the Won received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the Won equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won will be treated as ordinary income or loss.
      The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 16.5%. You may be required to properly demonstrate to the Korean tax authorities and to us your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Korean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under United States law. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or shares will be treated as income from sources outside the United States and will generally constitute “passive income”. Further, in certain circumstances, if you:

•	have held ADSs or shares for less than a specified minimum period during which you are not protected from risk of loss; or

•	are obligated to make payments related to the dividends,
you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not intend to keep earnings and profits books in accordance with U.S. federal income tax principles. Therefore, a United States Holder should expect that a distribution will generally be treated as dividend (as discussed above).

Passive foreign investment companies
      Based on the composition of our income and valuation of our assets, including goodwill, we do not believe that we are currently (or that we were in 2004) a PFIC, and we do not expect to become one in the future, although there can be no assurance in this regard. Our U.S. counsel expresses no opinion with respect to our statements of belief and expectation contained in this paragraph.

      In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.
      For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the assets and receiving our proportionate share of the other corporation’s income.
      The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the anticipated market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or shares, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.
      If we are a PFIC for any taxable year during which you hold our ADSs or shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we become a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
      In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2009, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or shares in any year in which we are classified as a PFIC.
      In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available for holders of the ADSs because the ADSs will be listed on NASDAQ which constitutes a qualified exchange as designated in the Code, although there can be no assurance that the ADSs will be “regularly traded”. The mark-to-market election generally will not be available for holders of our shares, provided they are not regularly traded on a qualified exchange, which is currently the case.
      If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of the ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

      Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.
      Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.
      You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or shares if we are considered a PFIC in any taxable year.

Taxation of capital gains
      Subject to the PFIC rules described above, for United States federal income tax purposes, you will recognize taxable gain or loss on any sale or other disposition of ADSs or shares in an amount equal to the difference between the amount realized for the ADSs or shares and your tax basis in the ADSs or shares. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of an ADS or share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.
      Any Korean securities transaction tax imposed on the sale or other disposition of shares or ADSs will not be treated as a creditable foreign tax for United States federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Information reporting and backup withholding
      In general, information reporting will apply to dividends in respect of our ADSs or shares and the proceeds from the sale, exchange or redemption of our ADSs or shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.
      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING
      We and the selling shareholders intend to offer the ADSs through the underwriters named below. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, are the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, have severally agreed to purchase from us and the selling shareholders, and we and the selling shareholders, severally, have agreed to sell to them, the respective number of ADSs indicated in the following table.
U.S. underwriters

Name	Number of ADSs

J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.

Total

International underwriters

Name	Number of ADSs

J.P. Morgan Securities Ltd.
Merrill Lynch International
Lehman Brothers International (Europe)

Total

      J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the joint global coordinators and book runners for the offering.
      The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are committed to take and pay for all of the ADSs offered by us if any ADSs are taken.
      We have granted to the underwriters an option to purchase up to 900,000 additional ADSs within 30 days from the date of this prospectus, at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise these options, each of the underwriters will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the table above bears to the total number of ADSs listed next to the names of all underwriters in the table above. If the underwriters’ option is exercised in full, the total price to the public would be US$                    , the total underwriters’ discounts and commissions would be US$                     and total proceeds to us, before the deduction of expenses, would be US$                    .
      The total underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters will be 7% of the total offering price of the ADSs. The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. Such amounts are shown assuming either no exercise or full exercise of the underwriters’ over-allotment option to purchase the additional ADSs.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$
      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$4 million, all of which will be borne by us except that the underwriters have agreed to pay our printing cost and roadshow related expenses incurred in connection with this offering.
      The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$                     per ADS. The underwriters may allow, and such dealers may reallow, a concession not in excess of US$                     per ADS to certain other dealers. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. The representatives of the underwriters have advised us that the underwriters do not intend to confirm discretionary sales in excess of           % of the ADSs offered in this offering.
      We have agreed that we will not for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives, (i) offer, sell, contract to sell, announce the intention to sell, issue, pledge, lend, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of our ADSs or common shares or any securities that are convertible into or exercisable or exchangeable for our ADSs or common shares; (ii) file with the SEC a registration statement under the Securities Act relating to, any of our ADSs or common shares; or (iii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequences of ownership of our ADSs or common shares, except for the (1) sale and transfer of ADSs and the underlying common shares in the current offering; (2) issuance of stock options to our directors, officers and employees; (3) issuance of common shares upon the exercise of employee stock options existing on the date of this prospectus; (4) issuance of common shares upon the conversion of our preferred shares outstanding as of the date of this prospectus; (5) exchange of our ADSs or common shares for the shares or assets the target company in connection with any acquisition; and (6) sale or transfer to any strategic or financial investor in our capital stock.
      Our officers and directors, the selling shareholders and certain existing shareholders, who collectively hold approximately 97.4% of our outstanding shares immediately before this offering, have also agreed with the underwriters on lock-up restrictions which restrict them for a period of 180 days after the date of this prospectus from (i) offering, selling, contracting to sell, announcing the intention to sell, issuing, pledging, transferring or otherwise disposing of, directly or indirectly, any ADSs or common shares or securities convertible into or exchangeable or exercisable for any ADSs or common shares; (ii) filing or causing to be filed with the SEC any registration statement under the Securities Act relating to, any of our ADSs or common shares; or (iii) entering into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequences of ownership of our ADSs or common shares, except for the (1) sale and transfer of ADSs and the underlying common shares in the current offering; (2) conversion of our preferred shares outstanding as of the date of this prospectus into common shares; (3) exercise of stock options existing on the date of this prospectus; (4) sale or transfer of our ADSs or common shares to the partners of a partnership shareholder that entered into this lock-up agreement; and (5) sale or transfer of Series C preferred shares by and among Melody Share Corporation and other entities related to the VSO exchange transaction.

      The 180-day lock-up period for us as well as for our officers, directors, the selling shareholders and certain existing shareholders will be extended if (A) during the last 17 days of the 180-day lock-up period, we issue earnings release or material news or a material event relating to us occurs or (B) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period. In either case the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representative waive, in writing, such an extension.
      Prior to the offering, there has been no public market for the ADSs. There can be no assurance that an active trading market for our ADSs will develop. It is also possible that after the offering, our ADSs will not trade in the public market at or above the initial public offering price.
      Application has been made for the ADSs to be approved for quotation on the NASDAQ under the symbol “WTHN”.
Over-allotment option
      The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwrites will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ or otherwise and, if commenced, may be discontinued at any time.
      Neither we, the selling shareholders, nor any of our underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
      We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and the applicable securities laws, and to contribute to payments the underwriters may be required to make in respect of these liabilities, losses and expenses.
Other relationships
      Certain of the underwriters or their affiliates are providing or may in the future provide investment banking and other financial services to us and our affiliates in the ordinary course of business and will receive customary compensation in connection therewith. The address of J.P. Morgan Securities Inc. is at 277 Park Avenue, New York, New York 10172. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is 4 World Financial Center, 250 Vesey Street, New York, New York 10080.
Selling restrictions

General
      No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of the underwriters has represented that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of ADSs to the public in that Member State, except that it may, with effect from and including such date, make an offer of ADSs to the public in that Member State:

•	at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of the above, the expression an “offer of ADSs to the public” in relation to any ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in that Member State.

United Kingdom
      Each of the underwriters has represented that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any ADSs in, from or otherwise involving the United Kingdom.

Singapore
      Each of the underwriters has acknowledged that the prospectus has not been registered with the Monetary Authority of Singapore. Accordingly, each of the underwriter has represented that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 257(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
      Each of the underwriters has further represented to notify (whether through the distribution of the prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased ADSs from or through that underwriter, namely a person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

Korea
      Each of the underwriters has represented that it has not and will not, directly or indirectly, offer, sell or deliver any ADSs in Korea or to, or for the account or benefit of, any resident of Korea, or to others for reoffering or resale, directly or indirectly, in Korea or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations.

Hong Kong
      Each of the underwriters has represented that the ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that

Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and the underwriter has not issued or had in its possession for the purposes of issue an will not issue or have in its possession for the purposes of issue any advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) and any rules made thereunder.

Japan
      Each underwriter has acknowledged that the ADSs have not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter has represented that it has not offered or sold, and it will not offer or sell, directly or indirectly, any ADSs in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

•	in compliance with the other relevant laws and regulations of Japan.

EXPENSES RELATING TO THIS OFFERING
      Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the NASDAQ listing fee, all amounts are estimates.

Type of expenses	Amount

Securities and Exchange Commission registration fee	$12,994
NASDAQ listing fee	100,000
National Association of Securities Dealers, Inc. filing fee	11,540
Printing and engraving expenses	380,000
Legal fees and expenses	1,800,000
Accounting fees and expenses	1,500,000
Depositary expense	—
Miscellaneous	195,466

Total	$4,000,000

      All of the foregoing expenses will be borne by us, except that the underwriters have agreed to pay a portion of the expenses incurred in connection with the offering. See “Underwriting”.

LEGAL MATTERS
      Certain legal matters in connection with the offered ADSs will be passed upon for us by Simpson Thacher & Bartlett LLP, our United States counsel, and by Shin & Kim, our Korean counsel. Certain legal matters with respect to the offered ADSs will be passed upon for the underwriters by Davis Polk & Wardwell, United States counsel for the underwriters, and by Kim & Chang, Korean counsel for the underwriters. Simpson Thacher & Bartlett LLP may rely as to all matters of Korean law on the opinion of Shin & Kim. Shin & Kim may rely as to all matters of New York and United States federal law on the opinion of Simpson Thacher & Bartlett LLP. Davis Polk & Wardwell may rely as to all matters of Korean law on the opinion of Kim & Chang. Kim & Chang may rely as to all matters of New York and United States federal law on the opinion of Davis Polk & Wardwell.
EXPERTS
      Our consolidated financial statements as of December 31, 2003 and 2004, and for each of the three years ended December 31, 2004, included in this Registration Statement, have been so included in reliance on the reports of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The address of Samil PricewaterhouseCoopers is Kukje Center Building, 191 Hangangro 2ga, Yongsan-gu, Seoul 140-702, Korea. Samil PricewaterhouseCoopers is a member of the Korean Institute of Certified Public Accountants, and the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.
      The financial statements of Ztango, Inc. as of October 8, 2004, and for the period from January 1, 2004 to October 8, 2004, included in this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements of Ztango, Inc. and subsidiaries as of and for the year ended December 31, 2003, included in this Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph concerning substantial doubt about the entity’s ability to continue as a going concern), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES
      We are organized under the laws of Korea, and a majority of our directors and officers and the experts named herein reside in Korea. A significant portion of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have been advised by our Korean counsel, Shin & Kim, that in their opinion, there is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form F-1 with the SEC under the Securities Act covering the common shares represented by the ADSs offered by this prospectus. A related registration statement on Form F-6 will be filed with the SEC to register the ADSs. You should refer to our registration statements and the related exhibits and schedules if you would like to find out more about us and about the ADSs and the common shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer to. Since this prospectus may not contain all the information that you may find important, you should review a full text of these documents. We have included copies of these documents as exhibits to our registration statements.
      You may review copies of the registration statements at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also get copies of all or any portion of the registration statements from the public reference room, the regional offices or by calling the SEC at 1-800-SEC-0330 or by writing the SEC, upon payment of a prescribed fee. Our SEC filings, including the registration statement, are also available to you on the SEC’s web site http://www.sec.gov.
      Upon completion of the offering, we will be subject to the information requirements of the Exchange Act, and, in accordance therewith, we will file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on current reports on Form 6-K. These reports and other information can be inspected at the public reference room at the SEC and at the SEC regional offices referred to above. You can also obtain copies of the material from the public reference room, the regional offices or by calling or writing the SEC upon payment of a prescribed fee. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
      We will furnish to JP Morgan Chase Bank, N.A., as depositary for the ADSs, our annual reports, which will include a review of operations and annual audited financial statements prepared in accordance with U.S. GAAP and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request, arrange for the mailing of these documents to all holders of record of ADSs.

WIDERTHAN CO., LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
As of December 31, 2004 and September 30, 2005

			September 30, 2005
			Pro forma
	December 31, 2004	September 30, 2005	(Note 11)

	(in thousands of US dollars, except share data)
Assets
Current assets
Cash and cash equivalents	$17,817	$18,853	$18,853
Restricted cash	—	8,069	8,069
Accounts receivable, net (from related parties of $13,050 and $14,218)	18,763	24,797	24,797
Deferred costs	1,116	11,399	11,399
Other current assets	2,961	1,555	1,555

Total current assets	40,657	64,673	64,673
Property, plant and equipment, net	8,119	9,280	9,280
Goodwill	18,399	18,092	18,092
Other non-current assets	6,189	6,002	6,002

Total assets	$73,364	$98,047	$98,047

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable (to related parties of $462 and $3,773)	$11,348	$15,957	$15,957
Deferred income	1,345	4,618	4,618
Accrued expenses	4,093	3,714	3,714
Taxes payable	3,060	1,814	1,814
Short-term debt	—	9,209	9,209
Cash rights liability	—	1,314	1,314
Other current liabilities	1,921	1,772	1,772

Total current liabilities	21,767	38,398	38,398
Other non-current liabilities	2,561	3,230	3,230

Total liabilities	$24,328	$41,628	$41,628

Commitments and contingencies
Minority interest	—	313	313

Convertible redeemable preferred stock: W500 par value
Series A authorized 5 million shares, issued and outstanding 1,428,570, liquidation preference $4.39, no shares issued and outstanding on a pro forma basis	$6,089	$6,233	$—
Series B authorized 5 million shares, issued and outstanding 2,052,479, liquidation preference $13.51, no shares issued and outstanding on a pro forma basis	19,571	20,293	—
Series C authorized 2 million shares, issued and outstanding 50,000, no shares issued and outstanding on a pro forma basis	—	493	—

Total preferred stock	$25,660	$27,019	$—

Stockholders’ equity
Common stock: W500 par value;
authorized 30 million shares, issued and outstanding 10.5 million, 10.5 million and 14.0 million shares in 2004, 2005 and 2005 pro forma, respectively	$4,537	$4,537	$6,231
Additional paid-in capital	3,050	4,619	29,944
Retained earnings	10,582	15,582	15,582
Accumulated other comprehensive income	5,207	4,349	4,349

Total stockholders’ equity	23,376	29,087	56,106

Total liabilities and stockholders’ equity	$73,364	$98,047	$98,047

The accompanying notes are an integral part of these consolidated financial statements.

WIDERTHAN CO., LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2004 and September 30, 2005

	September 30, 2004	September 30, 2005

	(in thousands of US dollars, except share
	and per share data)
Revenues
Service revenues (includes revenues from related parties of $32,634 and $44,415)
Carrier application services	$15,601	$43,540
Content services	11,446	13,872
Professional and other services	7,231	6,415

Total service revenues	34,278	63,827
System sales (includes revenues from related parties of $946 and $3,617)	5,907	6,248

Total revenues	40,185	70,075

Costs and expenses
Cost of service revenues (exclusive of depreciation and amortization, as shown below) (includes costs from related parties of $522 and $1,046)	15,586	23,292
Cost of system sales (exclusive of depreciation and amortization, as shown below) (includes costs from related parties of $4 and $79)	4,919	4,049
Depreciation and amortization	1,622	3,104
Selling and marketing	1,236	3,538
General and administrative	9,830	16,668
Research and development	1,738	8,805
Stock compensation (Note A)	2,777	3,163

Total costs and expenses	37,708	62,619

Operating income	2,477	7,456

Other income
Interest income	284	292
Foreign exchange gain, net	7	122

Total other income	291	414

Income before taxes, minority interest and earnings from equity method investment	2,768	7,870
Income taxes	939	2,552

Income before minority interest and earnings from equity method investment	1,829	5,318
Minority interest	—	687
Gain (loss) from equity method investment	33	(134)

Net income	$1,862	$5,871

Accretion of preferred shares	$(227)	$(871)

Amounts allocated to participating preferred shareholders	(336)	(1,537)

Net income attributable to common shares	$1,299	$3,463

Earning per share — basic	$0.13	$0.33

Earning per share — diluted	$0.13	$0.28

Weighted average number of shares — basic	10,221,612	10,500,000

Weighted average number of shares — diluted	10,237,719	10,580,229

Note A:	The following stock compensation expenses resulting from the Company’s stock options, ESOA, VSOs, VSO Replacement Cash Rights and KSO Cancellee Cash Rights are not included in the following categories:

	September 30, 2004	September 30, 2005

Cost of service revenues	$994	$227
Cost of system sales	310	27
General and administrative	969	2,189
Research and development	504	720

Total	$2,777	$3,163

The accompanying notes are an integral part of these consolidated financial statements.

WIDERTHAN CO., LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the nine months ended September 30, 2004 and 2005

					Accumulated
	Common Stock		Additional		Other
			Paid-in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income	Total

	(in thousands of US dollars)
Balance as of January 1, 2004	10,000,000	$4,322	$—	$7,138	$197	$11,657

Accretion of preferred shares	—	—	—	(227)	—	(227)
Issuance of common shares(ESOA)	500,000	215	2,837	—	—	3,052
Stock options	—	—	154	—	—	154
Comprehensive income:	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	684	684
Net income	—	—	—	1,862	—	1,862
Total comprehensive income	—	—	—	—	—	2,546

Balance as of September 30, 2004	10,500,000	$4,537	$2,991	$8,773	$881	$17,182

Balance as of January 1, 2005	10,500,000	$4,537	$3,050	$10,582	$5,207	$23,376

Accretion of preferred shares	—	—	—	(871)	—	(871)
Issuance of KSO Cancellee Cash Rights	—	—	85	—	—	85
Stock options	—	—	1,484	—	—	1,484
Comprehensive income:	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	(858)	(858)
Net income	—	—	—	5,871	—	5,871
Total comprehensive income	—	—	—	—	—	5,013

Balance as of September 30, 2005	10,500,000	$4,537	$4,619	$15,582	$4,349	$29,087

The accompanying notes are an integral part of these consolidated financial statements.

WIDERTHAN CO., LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2004 and 2005

	September 30, 2004	September 30, 2005

	(in thousands of US dollars)
Cash flows from operating activities:
Net income	$1,862	$5,871
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,622	3,104
Stock compensation expenses	2,777	2,576
Minority interest	—	(687)
Foreign exchange translation gain, net	(7)	(122)
Equity in (gain) loss of related equity investment	(33)	134
Provision for severance benefits	678	842
Change in operating assets and liabilities:
Increase in restricted cash	—	(8,069)
Increase in accounts receivable	(3,673)	(6,171)
Increase in deferred costs	(1,597)	(11,174)
Decrease in other assets	2,750	2,088
Increase (decrease) in trade accounts payable	(451)	4,786
Increase in deferred income	471	3,314
Decrease in accrued expenses	(843)	(376)
Decrease in taxes payable	(1,000)	(1,253)
Payment of severance benefits	(17)	(202)
Increase (decrease) in other liabilities	(267)	335

Net cash provided by (used in) operating activities	2,272	(5,004)

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,663)	(4,399)
Proceeds from sales of property, plant and equipment	10	54
Refund of purchase consideration	—	190

Net cash used in investing activities	(3,653)	(4,155)

Cash flows from financing activities:
Issuance of common, net	430	—
Issuance of short-term debt	—	9,209
Issuance of preferred stock	—	469
Issuance of common shares by WT Investor Corp. to minority interest holders	—	1,000

Net cash provided by financing activities	430	10,678

Effect of exchange rate changes on cash and cash equivalents	(719)	(483)

Net decrease in cash and cash equivalents	(1,670)	1,036
Cash and cash equivalents:
Beginning of year	10,826	17,817

End of period	$9,156	$18,853

The accompanying notes are an integral part of these consolidated financial statements.

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)

1.	Basis of Presentation
      The accompanying unaudited interim consolidated financial statements of WiderThan Co., Ltd. and its subsidiaries (collectively referred to as the “Company”) have been prepared in accordance with Accounting Principles Board (“APB”) No. 28, Interim Financial Reporting regarding interim financial information and, accordingly, do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. WiderThan Co., Ltd, the parent company, consolidates WiderThan Americas, Inc. (“WiderThan Americas”), WiderThan UK Ltd. and PT WiderThan Indonesia, as it controls these entities through its ownership of 100% of their outstanding common shares. WiderThan Co., Ltd. also consolidates WT Investor Corp. (“WTIC”) and Melody Share Corporation under Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R) Consolidation of Variable Interest Entities (“FIN 46(R)”), as it has a variable interest in WTIC and is its primary beneficiary. WTIC also consolidates Melody Share Corporation under FIN 46(R) as it has a variable interest in Melody Share Corporation and is its primary beneficiary.
      These financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the years ended December 31, 2002, 2003 and 2004, included in this registration statement. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments (consisting solely of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for this interim period. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

2.	Acquisition of WiderThan Americas
      In accordance with the purchase method of accounting, the operating results of WiderThan Americas have been included in the Company’s consolidated operating results since the date of acquisition, October 8, 2004 and therefore included in the consolidated statement of operations for the nine months ended September 30, 2005, but not for the nine months ended September 30, 2004. The following unaudited pro forma financial information for the nine months ended September 30, 2004 combines the results of operation of WiderThan Americas as if the acquisition had taken place on January 1, 2004, after giving effects to certain adjustments including: amortization of acquired intangibles, adjustment to depreciation to conform useful lives of property and equipment, elimination of costs incurred by

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)
WiderThan Americas relating to the acquisition, nine months of accretion of the Series B convertible redeemable preferred stock and a normal charge for income taxes:

2004

Revenue	$48,678
Net income	1,596
Accretion of preferred shares	(624)

Net income attributable to common shares	$348

Earnings per share — basic	$0.03

Earnings per share — diluted	$0.02

Weighted average number of shares — basic	10,221,612

Weighted average number of shares — diluted	13,714,112

3.	VSO Exchange
      In August 2005, all of the virtual stock options granted by WiderThan Americas in connection with the Company’s acquisition of WiderThan Americas in October 2004 (the “VSOs”) were cancelled. In exchange, holders of these VSOs were awarded cash rights (“VSO Replacement Cash Rights”) by Melody Share Corporation and, if eligible, stock options to purchase common shares of the Company (the cancellation and exchange to be referred to as the “VSO Exchange”). A VSO Replacement Cash Right entitles the holder to receive from Melody Share Corporation the excess of the price per ADS in the Company’s initial public offering (less underwriting commission) over $9.37. Payments to VSO Replacement Cash Right holders are due by Melody Share Corporation on June 30, 2006. Melody Share Corporation is a special purpose company organized under the laws of the Cayman Islands, which the Company is required to consolidate under FIN 46(R).
      As part of the VSO Exchange, Melody Share Corporation purchased 876,167 shares of Series C convertible, redeemable preferred stock of WiderThan Co., Ltd. (the “Series C Preferred”) at a purchase price of $9.37 per share (an aggregate purchase price of $8,207). Under certain agreements entered into in the VSO Exchange, Melody Share Corporation is required to convert such Series C Preferred into common shares and sell such common shares in the Company’s initial public offering. Melody Share Corporation will use the cash received in such sale to fund the VSO Replacement Cash Rights.
      In connection with the VSO Exchange, two shareholders of WiderThan Co., Ltd., i-Hatch Ventures, L.P. and Nokia Venture Partners II, L.P., formed WTIC solely for the purpose of providing credit support to the loan obtained by Melody Share Corporation. The Company consolidated WTIC in accordance with FIN 46(R), and the Company has allocated the ownership by i-Hatch Ventures, L.P. and Nokia Venture Partners II, L.P. as minority interest in the Company’s consolidated financial statements. This loan is repayable on December 15, 2005. If the closing of the offering does not occur before December 15, 2005, the two WTIC shareholders will negotiate an extension of the lending arrangement to accommodate the closing of the offering occurring after December 15, 2005. In such case, the VSO Replacement Cash Right Agreements will also be extended accordingly, thereby resulting in no additional obligation on the part of WiderThan Co., Ltd. or WiderThan Americas.
      If the loan to Melody Share Corporation is not extended, then the VSO Replacement Cash Rights Agreements will be terminated, and WiderThan Americas will be required to either reinstate the VSOs or

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)
provide for an alternative compensation program that preserves the economic benefit of the previously granted VSOs. In addition, WiderThan Co., Ltd. will most likely redeem the Series C Preferred at the request of Melody Share Corporation for a redemption price equal to the original issue price plus a premium representing 10% per annum on such issue price. In this case, however, the Company will not be able to proceed with its contemplated initial public offering.

4.	Restricted Cash
      As of September 30, 2005, the Company had on deposit cash in the amount of $8,069, which was classified as restricted cash. The Company is required to hold this cash in escrow until the Series C Preferred held by Melody Share Corporation are either converted into common stock or redeemed.

5.	Allowance for Accounts Receivable
      Changes in the allowance for accounts receivable for the nine months ended September 30, 2004 and 2005, are as follows:

	2004	2005

Balance at beginning of year	$22	$58
Additional provision	—	169
Write-offs	—	(6)
Effect of foreign currency translation	1	(1)

Balance at end of period	$23	$220

6.	Deferred Costs
      Deferred costs as of December 31, 2004 and September 30, 2005 consist of the following:

	2004	2005

Deferred costs on carrier projects:
Costs deferred on contracts prior to contracts being signed	$296	$1,472
Costs being amortized over the life of the contract	1,487	1,614
Costs deferred on contracts until the project has been accepted by the customer	291	2,689
Deferred music copyright costs	—	3,800
IPO related costs	—	2,422
Others	56	440

Total deferred costs	$2,130	$12,437
Less current portion	(1,116)	(11,399)

	$1,014	$1,038

      The Company defers costs on carrier projects for service revenues and system sales. Deferred costs consist primarily of costs to acquire hardware and software from third parties; outsourcing, payroll and related travel and lodging costs for our employees and other third parties to customize, install and operate the system, as defined in each contract. These costs are deferred when work has been completed prior to

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)
contracts being signed, or when revenue and costs are amortized over the life of the contract or when revenue and costs are deferred until the project has been accepted by the customer.
      The Company recognizes costs on its carrier projects in accordance with its revenue recognition policy for each contract. For revenue recognized under the completed contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as the products are delivered, or the services provided in accordance with the percentage of completion calculation. For revenue recognized ratably over the term of the contract, costs are also recognized ratably over the term of the contract, commencing on the date revenue recognition commences. At each balance sheet date, the Company reviews its deferred costs on each contract, to ensure they are ultimately recoverable. In situations where the Company has not yet received a signed contract, the Company defers costs when the Company considers it probable that a contract will be executed. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue or if actual costs deferred exceed contractual revenue.
      The Company pays music labels and production companies in advance for the use of copyrighted music content identified by one of its wireless carrier customers. The Company is reimbursed by this carrier customer for such advance payment amounts.

7.	Property, Plant and Equipment
      Property, plant and equipment as of December 31, 2004 and September 30, 2005 consist of the following:

	2004	2005

Furniture and equipment	$9,116	$12,466
Software externally-purchased	3,166	3,349
Leasehold improvements	785	789

	13,067	16,604
Less: accumulated depreciation	(4,948)	(7,324)

	$8,119	$9,280

      Depreciation expense for the nine months ended September 30, 2004 and 2005 were $1,620 and $2,896, respectively.

8.	Short-term debt
      In connection with the VSO Exchange, in August 2005, Melody Share Corporation obtained a non-revolving line of credit from a bank at an annual interest rate equal to the greater of (i) 0.50% above the prime rate and (ii) 6.50%. If the Company’s initial public offering does not occur on or before December 15, 2005, the loan and accrued and unpaid interest is repayable on or before December 31, 2005.
      Melody Share Corporation is consolidated into the Company’s financial statements as required by FIN 46(R). Notwithstanding the loan appearing on the accompanying consolidated financial statements, this loan is the obligation of Melody Share Corporation and, other than the obligation of WiderThan Co., Ltd. to reimburse WTIC for up to US$170,000 in expenses, WiderThan Co., Ltd. does not bear any liability in connection with it.

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)

9.	Accrued Severance Benefits
      Changes in accrued severance benefits for the nine months ended September 30, 2004 and 2005 are as follows:

	2004	2005

Balance at beginning of year	$226	$399
Provisions for severance benefits	678	842
Severance payments	(17)	(202)
Effect of foreign currency translation	15	(17)

	$902	$1,022
Less: amounts placed on deposit at insurance company	(54)	(92)

Balance at the end of period	$848	$930

      The Company expects to pay the following severance benefits to its employees annually as follows:

2005	$1,123
2006	1,123
2007	1,123
2008	1,123
2009	1,123
2010-2014	5,615
      The expected benefits to be paid annually to its employees were determined based on the current employee salary rates and the number of service years that will be accumulated upon retirement. These amounts do not include amounts that might be paid to employees that will cease working for the Company before their normal retirement age. These assumptions are different from those utilized in computing the amounts presented in the change in accrued severance benefits table illustrated above.

10.	Commitments and Contingencies
      In June 2005, an association representing music producers in Korea sent the Company a notice demanding payment of fees for the Company’s use in its carrier application services since July 2004 of songs over which the association claims it holds certain rights. The Company used, and paid fees for, these songs under licensing agreements with independent music label companies which agreements contain representations that these music label companies are the rightful, legal owner of the songs. Nevertheless, the association is claiming that it is the rightful owner.
      The Company is currently investigating the merit of the association’s claims and the scope of any potential liability. Under the Company’s licensing agreements, the independent music label companies are required to indemnify the Company for any losses resulting from their breach of representations. Should the Company become liable to the association in this matter, the Company intends to exercise its indemnity rights under its licensing agreements with the independent music label companies.

11.	Convertible Redeemable Preferred Stock
      In June 2005, WiderThan Co., Ltd. authorized 2 million shares of a new class of Series C Preferred and in August 2005, in connection with the VSO Exchange, WiderThan Co., Ltd. issued 876,167 shares of

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)
Series C Preferred to Melody Share Corporation for a purchase price of $9.37 per share for an aggregate purchase price of $8,207. However, as the Company is required to consolidate Melody Share Corporation under FIN 46(R), these 876,167 shares are not considered issued and outstanding in the accompanying consolidated financial statements. According to the Articles of Incorporation of WiderThan Co., Ltd. and the contractual obligations of Melody Share Corporation, the Series C Preferred will be converted into common shares at a conversion ratio of 1:1 and sold in conjunction with the Company’s initial public offering. Additionally, in August 2005, WiderThan Co., Ltd. issued an additional 50,000 shares of Series C Preferred to two of its shareholders at the same purchase price of $9.37 per share for an aggregate purchase price of $469. In connection with the issuance of 50,000 shares of Series C Preferred, the Company recorded $18 of compensation expense representing the difference between the cash received for the Series C Preferred ($9.37 per share) and the fair value of the Series C Preferred as determined by a third party valuation expert ($9.75 per share).
      The Preferred Stock outstanding for the nine months ended September 30, 2004 and 2005 were as follows:

	Series A Preferred		Series B Preferred		Series C Preferred

	Shares	Amount	Shares	Amount	Shares	Amount	Total

January 1, 2004	1,428,570	$5,780	—	$—	—	$—	$5,780
Accretion of redemption	—	227	—	—	—	—	227

September 30, 2004	1,428,570	$6,007	—	$—	—	$—	$6,007

January 1, 2005	1,428,570	$6,089	2,052,479	$19,571	—	$—	$25,660
Issuance of Series C Preferred	—	—	—	—	50,000	487	487
Accretion of redemption	—	144	—	464	—	6	614
Accretion of implied
Dividends	—	—	—	258	—	—	258

September 30, 2005	1,428,570	$6,233	2,052,479	$20,293	50,000	$493	$27,019

The above table excludes the 876,167 shares of Series C Preferred purchased by Melody Share Corporation as Melody Share Corporation is consolidated into the accompanying consolidated financial statements and the issuance of 876,167 shares is eliminated.
      The characteristics of the Series C Preferred are as follows:
          Voting

The Series C Preferred have no voting rights.
          Liquidation Preference

After the payment of all preferential amounts required to be paid to the holders of the Series A and B Preferred upon liquidation or dissolution of WiderThan Co., Ltd., any remaining distributable assets shall be distributed ratably among the holders of common stock and the Series C Preferred of WiderThan Co., Ltd.

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)
          Conversion

Each share of Series C Preferred is convertible, at the option of each holder, into one share of common stock of WiderThan Co., Ltd. at any time after the date of issuance of such share. All remaining shares of Series C Preferred shall be automatically converted into common shares of WiderThan Co., Ltd. on December 1, 2007 at the conversion rate prevailing at that time.
          Redemption

The Series C Preferred may be redeemed at the election of each holder, any time from September 1, 2005 to December 1, 2007. If the Series C Preferred is redeemed on or prior to December 31, 2006, the shares will be redeemed at the issuance price per share plus an amount determined based on an annual rate of 10% of the issuance price of the Series C Preferred. If the Series C Preferred are redeemed after December 31, 2006, the Series C Preferred would be redeemed at 115% of their issuance price.
          Accretion of Redemption

Because the Series C Preferred are redeemable for an amount in excess of their issuance price, the difference between their redemption value and their issuance price increases their carrying value and is charged to retained earnings using the effective interest rate method from the date of issuance to the earliest date of redemption. The redemption accretion for the Series C Preferred was $0 and $6 for the nine months ended September 30, 2004 and 2005, respectively.
     Unaudited Pro Forma Consolidated Balance Sheet
      The unaudited pro forma consolidated balance sheet presented in the accompanying consolidated financial statements reflects the automatic conversion of the Series A and Series B Preferred into 3,481,049 shares of common stock of WiderThan Co., Ltd. upon an initial public offering and the conversion of the Series C Preferred, which are contractually required to be converted into common shares and sold in the initial public offering, into 50,000 shares of common stock of WiderThan Co., Ltd.
12.     Stock Option Grants
      The following table summarizes the stock option activity for the nine months ended September 30, 2004 and 2005:

		Weighted-Average	Weighted-Average
	Number of	Exercise Price	Fair Value at
	Stock Options	Per Share	Date of Grant

Stock options outstanding as of January 1, 2004	—	—	—
Options granted	170,000	$3.90	$4.40

Stock options outstanding as of September 30, 2004	170,000	$3.90	$4.40

Stock options outstanding as of January 1, 2005	704,000	$4.22	$5.06
Options granted	879,876	8.01	4.58
Options forfeited	(154,000)	4.44	5.10

Stock options outstanding as of September 30, 2005	1,429,876	$6.49	$5.14

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)
      WiderThan Co., Ltd. granted 131,000 stock options in February 2005, 370,750 options in June 2005 and 52,000 options in September 2005. These options vest between two and four years from the date of grant.
      In addition, in June 2005, as part of the VSO Exchange, WiderThan Co., Ltd. issued an aggregate of 326,126 stock options at an exercise price of $8.45 per share to former VSO holders, contingent upon each holder’s cancellation of the VSOs. As the VSOs were cancelled on August 11, 2005, the contingency was resolved and the Company therefore commenced the recognition of stock compensation expense associated with these stock options. For the 326,126 options granted in June 2005, $87 was recorded as part of the additional paid-in capital during the nine months ended September 30, 2005 and at September 30, 2005, an additional $1,179 of deferred compensation remained to be expensed over the vesting period of these options. These options vest two years from the date of issuance and expire seven years from the date of issuance.
      Additionally, on August 11, 2005, one board member and one employee forfeited an aggregate of 116,000 partially vested stock options previously granted and were issued fully vested cash rights (the “KSO Cancellee Cash Rights”) by Melody Share Corporation.
      Also during 2005, an employee left the Company resulting in the forfeit of an additional 38,000 shares.
      The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant, with the following weighted average assumptions for grants in 2004 and 2005.

	2004	2005

Expected dividend yield	0%	0%
Risk free interest rate	4.55%	3.77%
Expected volatility	70%	70%
Expected life (in years from vesting)	3 years	2.36 years
Weighted average value of stock	$6.36	$8.49
      Stock option compensation expense is recognized using the FIN 28 model over the vesting period.
      Future annual amortization of deferred stock option compensation expense as of September 30, 2005 is as follows:

2005	$694
2006	2,702
2007	1,164
2008	308
2009	97

Total	$4,965

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)
13.     Virtual Stock Options
      The compensation expense due to the VSOs charged in the nine month period ended September 30, 2005 for the Tranche A VSOs and Tranche B VSOs totaled $411 as set forth below:

		Accrued	Compensation	Effect of	Accrued
		Compensation	Expense for the	Foreign	Compensation
	Number of	Liability as at	period ended	Currency	Liability as at
	VSOs	January 1, 2005	August 11, 2005	Translation	August 11, 2005

Tranche A	146,294	$238	$134	$12	$384
Tranche B	279,855	86	277	5	368

Total	426,149	$324	$411	$17	$752

      In August 2005, in connection with the VSO Exchange, all of the VSOs granted by WiderThan Americas were cancelled. As a result, the Company recorded the elimination of its VSO liability of US$752 with a corresponding reduction to the cash rights liability.

14.	VSO Replacement Cash Rights
      On August 11, 2005, in connection with the VSO Exchange, Melody Share Corporation awarded to former holders of VSOs an aggregate of 490,955 VSO Replacement Cash Rights. The VSO Replacement Cash Rights had a value of $358 at the date of their issuance and are accounted for as stock appreciation rights in accordance with SFAS 123, and as such, any changes in their intrinsic value will be charged to compensation expense. The amount of $394, the difference between compensation already recognized of $752 and intrinsic value of the VSO Replacement Cash Rights on the date of replacement of $358, reduced the liability to $358, with a corresponding increase to additional paid-in capital instead of compensation expense. As Melody Share Corporation is consolidated in the accompanying consolidated financial statements, any compensation expense incurred by Melody Share Corporation related to these VSO Replacement Cash Rights is recorded as compensation expense in the Company’s financial statements in accordance with SFAS 123.
      As set forth in Note 13 above, the accumulated liability of the VSOs at August 11, 2005, which represents the amount of compensation expense recorded by the Company to such date, was $752. As a result, in connection with the issuance of the VSO Replacement Cash Rights, the Company recognized as a compensation expense only the amount by which the value of the VSO Replacement Cash Rights on September 30, 2005 exceeded the compensation expense already charged of $752. Since that value at September 30, 2005 was $941, the Company incurred a compensation charge and a corresponding charge to VSO Replacement Cash Right liability in the amount of $208.
      In the event that the Company does not complete its initial public offering by December 15, 2005 and Melody Share Corporation’s loan is not extended beyond December 15, 2005, WiderThan Americas will be required to either reinstate the VSOs or provide for an alternative compensation program that preserves the economic benefit of the previously granted VSOs. In the event that the VSOs are reinstated, the Company will be required to reinstate the VSO liability at its fair value on that date and to record compensation expense for the excess over the value of the VSO Replacement Cash Rights replaced. However, at September 30, 2005, the VSO Replacement Cash Rights liability is approximately equal to the fair value of the historical VSO liability.

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)
15.     KSO Cancellee Cash Rights
      On August 11, 2005, one board member and one employee forfeited an aggregate of 116,000 partially vested stock options previously granted and were awarded an aggregate of 185,212 fully vested KSO Cancellee Cash Rights by Melody Share Corporation. Similar to a VSO Replacement Cash Right, a KSO Cancellee Cash Right entitles the holder to receive from Melody Share Corporation the excess of the price per ADS in the Company’s initial public offering (less underwriting commission) less $9.37.
      In accordance with SFAS 123, the Company has accounted for this transaction as an exchange of a non-vested award for a vested award, and, on August 11, 2005, recognized the difference between the fair value of the cancelled options, $597, and the compensation expense amount previously recognized for the partially vested stock options as of August 11, 2005, $158, or $439 of compensation expense. The value of the KSO Cancellee Cash Rights was $217 on the date of their issuance and, like the VSO Replacement Cash Rights, are accounted for as stock appreciation rights in accordance with SFAS 123. The Company recorded the KSO Cancellee Cash Rights liability on the date of issuance at $217, with corresponding charge to additional paid-in capital.
      The value of the KSO Cancellee Cash Rights at September 30, 2005 was $374. However, after recording the additional $439 of compensation expense referred to above, the Company has already recognized $597 of total compensation expense relating to the issuance of the KSO Cancellee Cash Rights. Therefore, no further compensation expense is recognized relating to the change in value of the KSO Cancellee Cash Rights at September 30, 2005. The board member and the employee gave up $597 of fair value, therefore, once expense recognition of the KSO Cancellee Cash Rights exceeds $597, the Company will begin recording additional compensation expense.
16.     Stock Compensation Expenses
      Stock compensation expenses for the nine months ended September 30, 2004 and 2005 consist of the following:

	2004	2005

Stock options	$154	$1,484
ESOA	2,623	—
VSOs	—	411
Change in value of VSO Replacement Cash Rights	—	208
Issuance of KSO Cancellee Cash Rights	—	439
Issuance of Series C Preferred	—	34
Fees incurred in connection with the VSO Exchange	—	587

Balance at end of period	$2,777	$3,163

17.     Earnings per share
      The following tables set forth the computation of basic and diluted earnings per share for the nine months periods ended September 30, 2004 and 2005, as well as earnings per share on a pro forma basis to reflect the acquisition of WiderThan Americas on January 1, 2004, for the period ended September 30,

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)
2004. Weighted average shares outstanding are considered outstanding from their date of issuance and are weighted accordingly.

	2004		2005

Shares and share equivalents	Basic	Diluted	Basic	Diluted

Common Shares	10,000,000	10,000,000	10,000,000	10,000,000
Employee Stock Ownership Association Shares	221,612	221,612	500,000	500,000
Outstanding Stock Options	—	16,107	—	80,229

Weighted average shares outstanding	10,221,612	10,237,719	10,500,000	10,580,229

      In 2004 and 2005, the effect of the Series A, Series B and Series C Preferred are excluded from the diluted earnings per share calculation as their effects are anti-dilutive.

	2004

Unaudited pro forma shares and share equivalents	Basic	Diluted

Common Shares	10,000,000	10,000,000
Employee Stock Ownership Association Shares	221,612	221,612
Series A Preferred	—	1,428,570
Series B Preferred	—	2,052,479
Outstanding Stock Options	—	11,451

Pro forma weighted average shares outstanding	10,221,612	13,714,112

      The Series C Preferred were not issued until August 2005 and are therefore excluded from the above calculation of pro forma weighted average number of shares outstanding in 2004.
18.     Related Party Transactions
     Melody Share Corporation
      Melody Share Corporation financed its purchase of 876,167 shares of Series C Preferred of WiderThan Co., Ltd. through a loan from a bank. Two of our shareholders formed a corporation, WTIC, to financially support Melody Share Corporation in obtaining the loan. Support was provided in the form of a put agreement pursuant to which WTIC agreed to purchase from the lender or Melody Share Corporation the Series C Preferred that Melody Share Corporation pledged as security to the lender if Melody Share Corporation is unable to repay the loan in full.
      WTIC and Melody Share Corporation are considered to be variable interest entities under FIN 46(R). As WTIC holds a variable interest in Melody Share Corporation, and is its primary beneficiary, WTIC is required to consolidate Melody Share Corporation under FIN 46(R). As WiderThan Co., Ltd. also holds a variable interest in WTIC, and is its primary beneficiary, WiderThan Co. Ltd., is also required to consolidate WTIC under FIN 46(R).
     WT Investor Corp.
      In connection with the VSO Exchange, WiderThan Co., Ltd. agreed to reimburse WTIC for up to US$170 in expenses in connection with the entire VSO Exchange transaction in the event that WTIC does not receive any portion of the facilitation fee of $400 to which it may be entitled upon completion of the Company’s initial public offering. With respect to this obligation, however, the reimbursable expenses are limited to a maximum amount of US$170, and thus the Company does not consider them to be likely and significant and therefore, the Company believes that no further disclosure is required under FIN 45, Whether FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)
Guarantees, Including Guarantees of Indebtedness of Others, Provides Support for Subsequently Accounting for a Guarantor’s Liability at Fair Value.
19. Condensed Consolidating Financial Statements
      As discussed above, in connection with the VSO Exchange, Melody Share Corporation obtained a bank loan, supported by WTIC, both of which are required to be consolidated under FIN 46(R) in the accompanying consolidated financial statements. Neither WiderThan Co., Ltd., the parent company, nor its other subsidiaries provide any guarantee on this bank loan. In addition, WiderThan Co., Ltd. does not own any equity interest in Melody Share Corporation or WT Investor Corp.
      Provided supplementally below are the condensed consolidating balance sheet as of September 30, 2005 and the condensed consolidating statement of operations and of cash flows for the nine-month period ended September 30, 2005 of the parent company together with its subsidiaries that do not guarantee the bank loan, Melody Share Corporation (the debt holder) and WTIC (the guarantor).

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)
Condensed Consolidating Balance Sheet
As of September 30, 2005

	WiderThan Co.,
	Ltd. and other
	subsidiaries
	(Parent and		Melody Share
	other	WT Investor Corp.	Corporation
	subsidiaries)	(Guarantor)	(Debt holder)	Eliminations	Consolidated

ASSETS
Current assets
Cash and cash equivalents	$17,242	$1,000	$611	$—	$18,853
Restricted cash	8,069	—	—	—	8,069
Accounts receivable, net	24,797	—	—	—	24,797
Deferred costs	11,399	—	—	—	11,399
Other current assets	1,555	—	—	—	1,555

Total current assets	63,062	1,000	611	—	64,673
Property, plant and equipment, net	9,280	—	—	—	9,280
Goodwill	18,092	—	—	—	18,092
Other non-current assets	6,002	—	8,207	(8,207)	6,002

Total assets	$96,436	$1,000	$8,818	$(8,207)	$98,047

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$15,957	$—	$—	$—	$15,957
Deferred income	4,618	—	—	—	4,618
Accrued expenses	3,714	—	—	—	3,714
Taxes payable	1,814	—	—	—	1,814
Short-term debt	—	—	9,209	—	9,209
Cash rights liability	—	—	1,314	—	1,314
Other current liabilities	1,476	—	296	—	1,772

Total current liabilities	27,579	—	10,819	—	38,398
Other non-current liabilities	3,230	—	—	—	3,230

Total liabilities	$30,809	$—	$10,819	$—	$41,628

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)

	WiderThan Co.,
	Ltd. and other
	subsidiaries
	(Parent and		Melody Share
	other	WT Investor Corp.	Corporation
	subsidiaries)	(Guarantor)	(Debt holder)	Eliminations	Consolidated

Commitments and contingencies
Minority interest	$—	$—	$—	$313	$313

Convertible redeemable preferred stock: W500 par value
Series A authorized 5 million shares, issued and outstanding 1,428,570, liquidation preference $4.39	$6,233	$—	$—	$—	$6,233
Series B authorized 5 million shares, issued and outstanding 2,052,479, liquidation preference $13.51	20,293	—	—	—	20,293
Series C authorized 2 million shares, issued and outstanding 926,167 WiderThan Co., Ltd. and other subsidiaries, 0 WT Investor Corp., 876,167 Melody Share Corporation, 50,000 consolidated	9,148	—	—	(8,655)	493

Total preferred stock	$35,674	$—	$—	$(8,655)	$27,019

Stockholders’ equity
Common stock: W500 par value; authorized 30 million shares, issued and outstanding 10.5 million	$4,537	$—	$—	$—	$4,537
Additional paid-in capital	5,933	1,000	—	(2,314)	4,619
Retained earnings	15,154	—	(2,001)	2,429	15,582
Accumulated other comprehensive income	4,329	—	—	20	4,349

Total stockholders’ equity	29,953	1,000	(2,001)	135	29,087

Total liabilities and stockholders’ equity	$96,436	$1,000	$8,818	$(8,207)	$98,047

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)
Condensed Consolidating Statement Of Operations
For the nine months ended September 30, 2005

	WiderThan Co.,
	Ltd. and other
	subsidiaries	WT Investor	Melody Share
	(Parent and other	Corp.	Corporation
	subsidiaries)	(Guarantor)	(Debt holder)	Eliminations	Consolidated

Revenues
Service revenues (includes revenues from related parties of $32,634 and $44,415) Carrier application services	$43,540	$—	$—	$—	$43,540
Content services	13,872	—	—	—	13,872
Professional and other services	6,415	—	—	—	6,415

Total service revenues	63,827	—	—	—	63,827
System sales (includes revenues from related parties of $946 and $3,617)	6,248	—	—	—	6,248

Total revenues	70,075	—	—	—	70,075

Costs and expenses
Cost of service revenues (exclusive of depreciation and amortization, as shown below) (includes costs from related parties of $522 and $1,046)	23,292	—	—	—	23,292
Cost of system sales (exclusive of depreciation and amortization, as shown below) (includes costs from related parties of $4 and $79)	4,049	—	—	—	4,049
Depreciation and amortization	3,104	—	—	—	3,104
Selling and marketing	3,538	—	—	—	3,538
General and administrative	16,668	—	—	—	16,668
Research and development	8,805	—	—	—	8,805
Stock compensation (Note A)	2,893	—	1,901	(1,631)	3,163

Total costs and expenses	62,349	—	1,901	(1,631)	62,619

Operating income	7,726	—	(1,901)	1,631	7,456

Other income
Interest income	392	—	(100)	—	292
Foreign exchange gain, net	122	—	—	—	122

Total other income	514	—	(100)	—	414

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)

	WiderThan Co.,
	Ltd. and other
	subsidiaries	WT Investor	Melody Share
	(Parent and other	Corp.	Corporation
	subsidiaries)	(Guarantor)	(Debt holder)	Eliminations	Consolidated

Income before taxes, earnings from equity method investment and minority interest	8,240	—	(2,001)	1,631	7,870
Income taxes	2,552	—	—	—	2,552

Income before earnings from equity method investment and minority interest	5,688	—	(2,001)	1,631	5,318

Minority Interest	—	—	—	687	687
Gain (loss) from equity method investment	(134)	—	—	—	(134)

Net income	$5,554	$—	$(2,001)	$2,318	$5,871

Accretion of preferred shares	$(982)	$—	$—	$111	$(871)

Amounts allocated to participating preferred shareholders	(1,293)	—	—	(244)	(1,537)

Net income attributable to common shares	$3,279	$—	$(2,001)	$2,185	$3,463

Earning per share — basic	$0.30	$—	$(28.28)		$0.33

Earning per share — diluted	$0.28	$—	$(28.28)		$0.28

Weighted average number of shares — basic	10,500,000	1,000,000	50,000		10,500,000

Weighted average number of shares — diluted	10,580,229	1,000,000	50,000		10,580,229

Note A: The following stock compensation expenses resulting from the Company’s stock options, ESOA, VSOs, VSO Replacement Cash Rights and KSO Cancellee Cash Rights are not included in the following categories:

Cost of service revenues	$216	$—	$56	$(70)	$202
Cost of system sales	23	—	20	(25)	18
General and administrative	2,062	—	627	(776)	1,913
Research and development	592	—	611	(760)	443

Total	$2,893	$—	$1,314	$(1,631)	$2,576

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the nine months ended September 30, 2004 and 2005
(In thousands of US dollars, except share data)
Condensed Consolidating Statement Of Cash Flows
For the nine months ended September 30, 2005

	WiderThan Co.,
	Ltd. and other		Melody
	subsidiaries	WT	Share
	(Parent and	Investor	Corporation
	other	Corp.	(Debt
	subsidiaries)	(Guarantor)	holder)	Eliminations	Consolidated

Cash flows from operating activities:
Net income	$5,554	$—	$(2,001)	$2,318	$5,871
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,104	—	—	—	3,104
Stock compensation expenses	2,893	—	1,314	(1,631)	2,576
Loss assigned to minority interest	—	—	—	(687)	(687)
Foreign exchange translation gain, net	(122)	—	—	—	(122)
Equity in gain(loss) of related equity investment	134	—	—	—	134
Provision for severance benefits	842	—	—	—	842
Change in operating assets and liabilities:
Increase in restricted cash	(8,069)	—	—	—	(8,069)
Increase in accounts receivable	(6,171)	—	—	—	(6,171)
Increase in deferred costs	(11,174)	—	—	—	(11,174)
Decrease in other assets	2,088	—	—	—	2,088
Increase (decrease) in trade accounts payable	4,786	—	—	—	4,786
Increase in deferred income	3,314	—	—	—	3,314
Decrease in accrued expenses	(376)	—	—	—	(376)
Decrease in taxes payable	(1,253)	—	—	—	(1,253)
Payment of severance benefits	(202)	—	—	—	(202)
Increase (decrease) in other liabilities	39	—	296	—	335

Net cash provided by operating activities	(4,613)	—	(391)	—	(5,004)

Cash flows from investing activities:
Purchase of property, plant and equipment	(4,399)	—	—	—	(4,399)
Investment in Preferred C	—	—	(8,207)	8,207	—
Proceeds from sales of property, plant and equipment	54	—	—	—	54
Refund of purchase consideration	190	—	—	—	190

Net cash used in investing activities	(4,155)	0	(8,207)	8,207	(4,155)

Cash flows from financing activities:
Issuance of common,net	—	1,000	—	(1,000)	—
Issuance of short-term debt	—	—	9,209	—	9,209
Issuance of Preferred C	8,669	—	—	(8,200)	469
Increase in minority interest	—	—	—	1,000	1,000

Net cash provided by financing activities	8,669	1,000	9,209	(8,200)	10,678

Effect of exchange rate changes on cash and cash equivalents	(476)	—	—	(7)	(483)

Net increase (decrease) in cash and cash equivalents	(575)	1,000	611	—	1,036
Cash and cash equivalents:
Beginning of year	17,817	—	—	—	17,817

End of period	$17,242	$1,000	$611	$—	$18,853

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of WiderThan Co., Ltd.
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of WiderThan Co., Ltd. and its subsidiary (the “Company”) as of December 31, 2003 and 2004 and the results of their operations and their cash flows for the years ended December 31, 2002, 2003 and 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Samil PricewaterhouseCoopers
Seoul, Korea
May 4, 2005

WIDERTHAN CO., LTD.
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2004

			2004
			Pro Forma
	2003	2004	Note 9

			(Unaudited)
	(In thousands of US dollars,
	except share data)
ASSETS
Current assets
Cash and cash equivalents	$10,826	$17,817	$17,817
Short-term financial instruments	1,674	1,931	1,931
Accounts receivable, net (from related parties of $12,180 and $13,050
in 2003 and 2004, respectively)	12,771	18,763	18,763
Other current assets	767	2,146	2,146

Total current assets	26,038	40,657	40,657
Property, plant and equipment, net	4,646	8,119	8,119
Leasehold and other deposits	775	1,209	1,209
Goodwill	—	18,399	18,399
Intangible assets, net	7	2,802	2,802
Other non-current assets	814	2,178	2,178

Total assets	$32,280	$73,364	$73,364

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable (to related parties of $724 and $462
in 2003 and 2004, respectively)	$7,916	$11,348	$11,348
Deferred income	471	1,345	1,345
Accrued expenses	2,445	4,093	5,120
Taxes payable	2,810	3,060	3,060
Other current liabilities	620	1,921	894

Total current liabilities	14,262	21,767	21,767
Other non-current liabilities	581	2,561	2,561

Total liabilities	$14,843	$24,328	$24,328

Commitments and contingencies
Convertible redeemable preferred stock: W500 par value
Series A authorized 5 million shares, issued and outstanding 1,428,570, liquidation preference $4.39	$5,780	$6,089	$—
Series B authorized 5 million shares, issued and outstanding 0, 2,052,479 and 0 in 2003, 2004 and 2004 pro forma, respectively, liquidation preference $13.51	—	19,571	—

Total preferred stock	$5,780	$25,660	$—

Stockholders’ equity
Common stock: W500 par value; authorized 18 million shares, issued and outstanding 10.0 million, 10.5 million and 14.0 million shares in 2003, 2004 and 2004 pro forma, respectively	$4,322	$4,537	$6,217
Additional paid-in capital	—	3,050	27,030
Retained earnings	7,138	10,582	10,582
Accumulated other comprehensive income (loss)	197	5,207	5,207

Total stockholders’ equity	11,657	23,376	49,036

Total liabilities and stockholders’ equity	$32,280	$73,364	$73,364

The accompanying notes are an integral part of these consolidated financial statements.

WIDERTHAN CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2002, 2003 and 2004

	2002	2003	2004

	(In thousands of US dollars,
	except share and per share data)
Revenues
Service revenues (includes revenues from related parties of $18,681, $34,273 and $46,646)
Carrier application services	$4,682	$12,756	$24,670
Content services	4,580	11,448	18,176
Professional and other services	10,892	10,370	9,423

Total service revenues	20,154	34,574	52,269
System sales (includes revenues from related parties of $11,580, $23,601 and $4,436)	23,212	24,470	10,563

Total revenues	43,366	59,044	62,832

Costs and expenses
Cost of service revenues (exclusive of depreciation and amortization, as shown below) (includes costs from related parties of $10, $940 and $1,464)	12,591	17,766	22,585
Cost of system sales (exclusive of depreciation and amortization, as shown below)	21,260	20,311	7,813
(includes costs from related parties of $6,631, $1,018 and $9)
Depreciation and amortization	543	1,244	2,490
Selling and marketing	1,454	2,841	2,601
General and administrative	3,511	7,300	14,355
Research and development	1,020	1,374	3,760
Stock compensation (Note A)	—	—	3,029

Total costs and expenses	40,379	50,836	56,633

Operating income	2,987	8,208	6,199

Other income (loss)
Interest income, net	110	303	367
Foreign exchange gain (loss), net	(10)	5	(574)
Investment loss	—	(145)	—

Total other income (loss)	100	163	(207)

Income before taxes, earnings from equity method investment	3,087	8,371	5,992
Income taxes	1,153	2,583	2,156

Income before earnings from equity method investment	1,934	5,788	3,836
Earnings from equity method investment	1	201	113

Net income	$1,935	$5,989	$3,949

Accretion of preferred shares	$(371)	$(283)	$(505)

Amounts allocated to participating preferred shareholders	(253)	(871)	(770)

Net income attributable to common shareholders	$1,311	$4,835	$2,674

Earning per share — basic	$0.13	$0.48	$0.26

Earning per share — diluted	$0.13	$0.48	$0.26

Weighted average number of shares — basic	10,000,000	10,000,000	10,293,151

Weighted average number of shares — diluted	10,000,000	10,000,000	10,326,993

Note A:	The following stock compensation expenses resulting from the Company’s stock options, employee stock ownership association (“ESOA”) and our virtual stock options (“VSOs”) are not included in the following expense categories:

	2002	2003	2004

Cost of services revenue	—	—	1,024
Cost of system sales	—	—	326
Selling and marketing	—	—
General and administrative	—	—	1,041
Research and development	—	—	638

	—	—	3,029

The accompanying notes are an integral part of these consolidated financial statements.

WIDERTHAN CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years ended December 31, 2002, 2003 and 2004

					Accumulated
				Retained	Other
	Common Stock		Additional	Earnings	Comprehensive
			Paid-in	(Accumulated	Income
	Shares	Amount	Capital	Deficit)	(Loss)	Total

	(In thousands of US dollars, except share data)
Balance as of December 31, 2001	10,000,000	$4,322	$—	$(132)	$(491)	$3,699

Accretion of preferred shares	—	—	—	(371)	—	(371)
Comprehensive income:	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	763	763
Net income	—	—	—	1,935	—	1,935

Total comprehensive income	—	—	—	—	—	2,698

Balance as of December 31, 2002	10,000,000	$4,322	$—	$1,432	$272	$6,026

Accretion of preferred shares	—	—	—	(283)	—	(283)
Comprehensive income:	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	(75)	(75)
Net income	—	—	—	5,989	—	5,989

Total comprehensive income	—	—	—	—	—	5,914

Balance as of December 31, 2003	10,000,000	$4,322	$—	$7,138	$197	$11,657

Issuance of common shares (ESOA)	500,000	215	2,879	—	—	3,094
Accretion of preferred shares	—	—	—	(505)	—	(505)
Stock options	—	—	171	—	—	171
Comprehensive income (loss):	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	5,010	5,010
Net income	—	—	—	3,949	—	3,949

Total comprehensive income (loss)	—	—	—	—	—	8,959

Balance as of December 31, 2004	10,500,000	$4,537	$3,050	$10,582	$5,207	$23,376

The accompanying notes are an integral part of these consolidated financial statements.

WIDERTHAN CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002, 2003 and 2004

	2002	2003	2004

	(In thousands of US dollars)
Cash flows from operating activities:
Net income (loss)	$1,935	$5,989	$3,949
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	543	1,244	2,490
Stock compensation expenses	—	—	3,029
Foreign exchange translation loss (gain), net	1	(15)	188
Equity in loss (earnings) of related equity investment	(1)	(201)	(113)
Provision for severance	466	658	929
Others, net	(39)	320	41
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	(11,670)	5,904	(1,748)
Decrease (increase) in other assets	353	423	(844)
Increase (decrease) in accounts payable	7,790	(5,053)	1,228
Increase (decrease) in deferred income	(535)	(832)	1,312
Increase in accrued expenses	916	1,308	495
Increase (decrease) in taxes payable	1,241	1,086	(164)
Payment of severance benefits	(58)	(1,187)	(804)
Increase (decrease) in other liabilities	(182)	325	60

Net cash provided by operating activities	760	9,969	10,048

Cash flows from investing activities:
Increase in short-term financial instruments, net	—	(1,678)	—
Purchase of property, plant and equipment	(2,084)	(3,472)	(4,871)
Proceeds from sales of property, plant and equipment	100	1	26
Disposal of equity and other investment	120	—	—
Business acquisition, net	—	—	(668)
Acquisition of intangible assets	(2)	(5)	(16)
Payment of leasehold deposit	(3,775)	—	(285)
Proceeds from leasehold deposit	—	3,205	—
Others, net	—	44	(117)

Net cash used in investing activities	(5,641)	(1,905)	(5,931)

Cash flows from financing activities:
Issuance of common stock	—	—	429
Issuance of preferred stock, net	5,126	—	—
Proceeds from short-term borrowings	—	—	291

Net cash provided by financing activities	5,126	—	720

Effect of exchange rate changes on cash and cash equivalents	230	(31)	2,154

Net increase in cash and cash equivalents	475	8,033	6,991
Cash and cash equivalents:
Beginning of year	2,318	2,793	10,826

End of year	$2,793	$10,826	$17,817

Supplemental cash flow information:
Interest paid	$47	$—	$12

Income taxes paid	$50	$1,317	$2,714

Non-cash financing activities:
The Company issued 2,052,479 Series B convertible redeemable preferred stock in exchange for outstanding shares of Ztango, Inc.	$—	$—	$19,375

The accompanying notes are an integral part of these consolidated financial statements.

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2004
(In thousands of US dollars, except share data)

1.	Description of Business
      Incorporated on June 16, 2000, WiderThan Co., Ltd. (together with WiderThan Americas, its wholly-owned subsidiary, the “Company”) is a provider of integrated mobile entertainment solutions for wireless carriers principally in the Republic of Korea, United States and other countries in Asia and Europe. Through our systems, applications, content and other services, our carrier customers are able to offer their subscribers a broad range of mobile entertainment services such as ringback tones, music-on-demand, games, ringtones, messaging and informational services.
      On October 8, 2004, the Company acquired 100% of the outstanding capital stock of Ztango, Inc. (“Ztango”), which subsequently changed its name to WiderThan Americas, Inc. (“WiderThan Americas”).
      The Company conducts its business within one industry segment — the business of developing and implementing integrated mobile entertainment solutions.

2.	Significant Accounting Policies

Basis of Presentation
      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation
      The accompanying consolidated financial statements include the accounts of the Company’s wholly-owned subsidiary, WiderThan Americas. All significant intercompany transactions and balances have been eliminated during consolidation.
      Investments in entities in which the Company can exercise significant influence, but which are less than majority-owned and not otherwise controlled by the Company, are accounted for under the equity method. The Company uses the equity method of accounting for its 43% ownership interest in the common shares of AirCross Co., Ltd. (“AirCross”).

Stock Split
      On July 28, 2003, the Company approved a 10-for-1 stock split, which became effective on August 30, 2003. The accompanying consolidated financial statements, including all share and per share data, have been restated as if the stock split had occurred as of the earliest period presented.

Use of Estimates
      The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. The most significant estimates include the Company’s valuation of doubtful accounts receivable, stock options and other stock-related financial compensation, intangibles acquired and deferred taxes. Although estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from these estimates.

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)

Revenue Recognition
      The Company’s revenue is derived from carrier application services, content services, professional and other services, and system sales. A significant amount of revenue is transaction or subscription based, and is derived from contractual agreements with our wireless carrier customers with terms generally lasting from one to three years.
      Under the Company’s carrier application services and content services contracts, the Company receives either a percentage of revenue generated by our wireless carrier customers, or a per unit usage charge.
      Below is a description of revenue recognition policies for each revenue category:

Carrier application services revenues — A significant portion of revenue is earned from carrier application services integrated into the networks of the Company’s wireless carrier customers. The Company’s carrier customers charge wireless subscribers a monthly subscription fee, a transaction fee or both. The Company’s contracts then provide for payment to the Company of either a percentage of revenue earned by the carrier or a per unit usage charge. Revenue is then recognized on that basis. The Company recognizes only the amounts due from its carrier customers, i.e. on a net basis, in accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. As the Company does not enter into a contractual relationship with the end-users, the carrier customer is the primary obligor in the relationship with the end-user, takes responsibility to manage the end-user’s comments and complaints, indemnifies the end-users for any loss caused by the Company, sets prices with the end-user and can select alternative service provider if the Company fails to deliver services. In addition, for those carrier application services which involve the download or use of content, the carrier customer has the non-exclusive rights to use the content and transmits the content to end-users over its network.

Revenue is recognized when services are provided and when the Company has reasonable estimates of ultimate revenue, or when the carrier collects from wireless subscribers, depending upon the contract terms. These estimates are based on the Company’s historical experience and summary billing statements provided to it by the Company’s carrier customers.

Carrier application services revenues also include amounts derived from system sales when such system sales are part of a multiple element contract for which objective and reliable evidence of fair values for all of the multiple elements are not available and the majority of contracted revenue is related to a carrier application service.

Costs relating to the purchase of hardware and development of software are capitalized and depreciated as operating expenses over the expected life of the contract beginning when service implementation is completed and the service is being used in a revenue-generating capacity. These costs are included within Other current and non-current assets in the Company’s consolidated balance sheet.

Content services revenues — Content services revenue is derived from the delivery of mobile content to wireless carrier’s subscribers, such as ringback tones, ringtones, games, graphics and other content. Carrier customers charge wireless subscribers a transaction fee for content downloaded. The Company’s contracts with its carrier customers then provide for payment to the Company of either a percentage of revenue earned by the carrier or a per unit usage charge. The Company does not recognize as revenue amounts paid by wireless subscribers to the carrier because the carrier is the primary obligor of the services to the wireless subscribers and is responsible for billing and collection

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)

of amounts due from such subscribers and for resolving billing disputes. In addition, the carriers set the price charged to the wireless subscribers for the services.

In addition, in providing its content services, the Company also has a relationship with the original content provider. In the majority of its content services, the Company directly licenses content through agreements with music label companies, game developers and other content providers. In such mobile content arrangements, the Company acts as a principal and, as a result, the Company recognizes the entire amount paid to the Company by the carrier of which a portion is then paid to the original content provider. In certain other content service arrangements, however, the carrier holds the license with the original content providers, but the Company handles settlement of payments to the license holders. In such cases, the Company recognizes as revenue only the amounts net of payments to the content license holders.

Revenue is recognized upon content delivery and when the Company has reasonable estimates of ultimate revenue, or when the carrier collects from wireless subscribers, depending upon the contract terms. These estimates are based on the Company’s historical experience and summary billing statements provided to it by the Company’s carrier customers.

Professional and other services revenue — Professional and other services revenue consists primarily of fees for designing, developing, and maintaining our wireless carrier customers’ websites and other consulting and customization services. Revenue is recognized as the services are completed or upon customer acceptance in accordance with underlying contract terms.

System sales revenue — System sales revenue is derived from the sale of a combination of application software, computer hardware, system integration services and maintenance to wireless carrier customers or other vendors. Revenue is recognized following the percentage of completion method, as permitted under American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SoP”) No. 81-1, where reasonably dependable estimates of completion, revenue, and associated costs can be made and when the Company has enforceable rights regarding goods and services already provided. Where these conditions are not present, the Company recognizes revenue using the completed-contract method upon product delivery or upon completion of services. Typically, these system sales contracts for developed and integrated applications have relatively long contract periods and are considered complete when the remaining related maintenance costs and other obligations are considered insignificant.
      Customer contracts with multiple deliverables where the Company does not have sufficient objective and reliable evidence of fair value for each element are treated as single element contracts for revenue recognition purposes. Resulting revenue from each contract is allocated to the most significant revenue category in the accompanying statement of operations, with revenue recognition deferred until product delivery or acceptance by the customer. Revenue is then recognized over the remaining term of the contract on a straight-line basis.

Concentration of Credit Risk
      Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances with major financial institutions or invests in money market mutual funds.
      While the end users of the Company’s services and systems are mainly wireless telephone subscribers, the Company’s receivables are from wireless carriers serving such subscribers.

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)

Cash and Cash Equivalents
      Cash equivalents consist of highly liquid investments with an original maturity date of three months or less. Cash equivalents include investments in money market mutual funds, short term certificates of deposit and are denominated in Korean Won and United States Dollars.

Short-term Financial Instruments
      Short-term financial instruments include time deposits, with maturities greater than three months but less than a year.

Allowance for Doubtful Accounts
      The Company provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected.

Property and Equipment
      Property and equipment, including leasehold improvements, are stated at historical cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of 4 years for furniture and equipment, vehicles, and software. Leasehold improvements are amortized on a straight-line basis over the estimated useful life of the assets or the lease term, whichever is shorter.
      Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income as incurred.

Goodwill and Other Intangible Assets
      Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in the acquisition of WiderThan Americas completed in October 2004.
      The Company evaluates goodwill and indefinite-lived intangibles on an annual basis for possible impairment, under Statement of Financial Accounting Standards (“SFAS”) No. 142. Goodwill and Intangible Assets using fair value techniques and market comparables. If the carrying amount exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. Implied fair value of the goodwill is generally established using discounted cash flows. When available and as appropriate, comparative market multiples are used to corroborate results of the discounted cash flow analysis.
      Other intangible assets with finite useful lives consist of customer relationships, existing technology acquired in the WiderThan Americas acquisition and other software, patents, and trade name, all of which are generally amortized over periods ranging from five to eight years. Intangible assets are stated at cost, less accumulated amortization, and reported in other non-current assets in the accompanying consolidated balance sheet.

Accounting for the Impairment of Long-Lived Assets
      The Company reviews property and equipment and other long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flow the assets are expected to generate. If such assets are considered to be impaired, the impaired amount is measured as the amount by which

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)
are carrying amount of the asset exceeds the present value of the future net cash flows generated by the respective long-lived assets.

Research and Development Expenses
      Research and development costs consist of personnel costs for employees and independent contractors, and are expensed as incurred. The Company does not allocate administrative, real estate related or other corporate costs to research and development.

Software Development Costs
      Software development costs incurred in the research and development of software products are expensed as incurred because the length of time between establishing technological feasibility and making the software available for general release is relatively short.

Advertising Expense
      Advertising expense is included in selling and marketing expense in the accompanying statement of operations. Advertising expense totaled $1,351, $2,551 and $2,219 for the years ended December 31, 2002, 2003 and 2004, respectively.

Accrued Severance Benefits
      Korean employees with one year or more of service are entitled to receive a payment annually or upon termination of employment based on their length of service and rate of pay during the year or at the time of termination. Accrued severance benefits are estimated assuming eligible employees were to terminate their employment at the balance sheet date. Annual severance benefits expense is charged to operations based upon the change in the accrued severance benefits payable at the balance sheet date.
      The Company pays accrued severance benefits to Korean employees annually, except amounts payable to certain executives that are deposited with an insurance company or accrued as a liability payable upon departure or termination.
      Accrued severance benefits not paid to employees during the year are funded through a group insurance plan. Amounts funded under this insurance plan are classified as a deduction to the accrued severance benefits.

Accounting for Stock-Based Compensation

Stock Options — The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of SFAS No. 123, Accounting for Stock Based Compensation, using the fair value method. Under this method, compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period, using the method promulgated by Financial Accounting Standards Board (“FASB”) Interpretations No. 28 (“FIN 28”).

The Company has the option to settle the exercise of option grants in cash or stock. Although the Company has this option, the Company’s management has not and does not intend to settle grant exercises in cash. There were no option grants prior to January 1, 2004.

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)

The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant. The Company used an independent third party valuation specialist to determine the fair value of the common shares on the dates of stock option grants.

Virtual Stock Options — Virtual stock options, which are treated as stock appreciation rights, are settled in cash. Compensation expense for virtual stock options is measured at the grant date and adjusted for increases and decreases in value at each balance sheet date, with any change in value charged to compensation expense. Compensation cost associated with the virtual stock options is also recognized over the vesting period, as applicable for each Tranche, using the method promulgated by FIN 28. There were no virtual stock option grants prior to January 1, 2004.

The Company used an independent third party valuation specialist to determine the fair value of the virtual stock options on the date of grant and at each reporting date.
          Employee Stock Ownership Association

For issuances of common stock to the Employee Stock Ownership Association, compensation expense is measured as the excess of the fair market value over the issuance cost at the date of issuance. Since no additional employee service was required as a result of the stock purchase, compensation expense was immediately recognized. The Company used an independent third party valuation specialist to determine the fair value of the employee stock ownership shares on the date of purchase of such shares.

Earnings per Share
      Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.
      As our preferred shares participate in earnings with common shares equally after allocation of preferred dividends and accretion, the remaining earnings available is allocated to preferred and common in proportion to their weighted average number of shares outstanding during the period.

Foreign Currency Translation
      WiderThan Co., Ltd., the parent company, and WiderThan Americas use their local currencies as their functional currencies. The Company has selected the US dollar as its reporting currency and follows the methodology prescribed in SFAS No. 52, Foreign Currency Translation. The Company used the prevailing exchange rate at December 31, 2004 and 2003 to translate assets and liabilities and the average exchange rate for the years ended December 31, 2002, 2003, and 2004 for revenues, expenses and cash flows. Capital accounts of a permanent nature, including sales of common and preferred stock, are translated using historical exchange rates. The resulting translation adjustments are recorded as other comprehensive income or expenses included in shareholders’ equity.
      Net gains and losses resulting from foreign exchange transactions are included in foreign currency gains (losses) in the statement of operations.

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)

Income taxes
      The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities. Benefits from tax credits are reflected currently in earnings.

Fair Value of Financial Instruments
      The Company’s financial instruments, including cash and cash equivalents, short-term financial instruments, accounts receivable, accounts payable and amounts due under debt obligation approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

Risks and Uncertainties
      The Company depends on one type of service, ringback tones, for a significant portion of its revenue. A decrease in the popularity of ringback tones among mobile phone users, or the failure of the Company to maintain, improve, update or enhance the ringback tone service in a timely manner, enter into new markets, or successfully diversify its services could materially and adversely affect the Company’s business, financial condition and results of operations.

Recent Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123 (R), Share-Based Payment which requires that the cost resulting from equity-based compensation transactions be recognized in the financial statements using a fair-value-based method. The Statement replaces SFAS No. 123, supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. The new statement will be effective for public entities in periods beginning after June 15, 2005. While the fair value method under SFAS No. 123(R) is very similar to the fair value method under SFAS No. 123 with regards to measurement and recognition of stock-based compensation, the Company has not yet completed an analysis of the impact of adopting SFAS No. 123(R), however, the Company does not expect a significant impact on its results of operations and disclosures.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect a significant impact on its results of operations and disclosures.

3.	Acquisition of WiderThan Americas
      On October 8, 2004, the Company acquired all of the outstanding capital stock of WiderThan Americas (previously named Ztango, Inc.), a provider of wireless messaging and multimedia solutions, headquartered in Reston, Virginia, United States. The primary reason for the acquisition was to facilitate

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)
and expedite the sale of the Company’s advanced mobile entertainment services to Ztango’s top-tier wireless carrier customers in the United States.
      The aggregate consideration paid for the acquisition was as follows:

Series B convertible redeemable preferred stock issued	$19,375
Stock options exchanged for WiderThan Americas virtual stock options	132
Cash consideration	265
Transaction costs	1,302

$21,074

      The fair value of the Series B convertible redeemable preferred stock, virtual stock options and acquired intangible assets were determined by an independent third party valuation specialist.
      The estimated fair value of assets acquired and liabilities assumed on the acquisition date were:

Current assets (including $899 in cash)	$2,976
Property and equipment	680
Intangible asset — technology	350
Intangible asset — customer relationships	2,520
Other assets	230

Assets acquired	$6,756
Current liabilities	(2,189)
Long term debt	(63)

Net assets acquired	$4,504

      The excess of the purchase price over the fair of assets acquired and liabilities assumed was allocated to residual goodwill. The residual goodwill of $16,570 generated on October 8, 2004 is recorded in the accompanying consolidated balance sheet at a value of $18,399, which reflects a value increase due to changes in foreign exchange rates.
      The acquired intangible assets are amortized, on a straight-line basis, over their expected useful lives. Technology is amortized over five years, and customer relationships is amortized over eight years.
      In accordance with the purchase method of accounting, the operating results of WiderThan Americas have been included in the Company’s consolidated operating results since the acquisition date of October 8, 2004. The following unaudited pro forma financial information combines the results of operation of WiderThan Americas as if the acquisition had taken place on January 1, 2003, after giving effect to certain adjustments including: amortization of acquired intangibles, adjustment to depreciation to conform useful lives of property and equipment, elimination of costs incurred by WiderThan Americas

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)
relating to the acquisition, a full year of accretion of the Series B convertible redeemable preferred stock and a normal charge for income taxes:

	2003	2004

Revenue	$64,391	$71,624
Net income	4,093	3,847
Accretion of preferred shares	(1,141)	(1,141)
Amounts attributable to participating preferred shareholders	(1,087)	(1,061)
Net income attributable to common shares	$1,865	$1,645

Earnings per share — basic and diluted	$0.19	$0.16

Weighted average number of shares — basic	10,000,000	10,293,151

Weighted average number of shares — diluted	10,000,000	10,326,993

      The effects of the Series A and Series B Preferred are excluded from the unaudited pro forma diluted earnings per share calculation in 2003 and 2004 as their effects are anti-dilutive.

4.	Allowance for Accounts Receivable
      Changes in the allowance for accounts receivable for the years ended December 31, 2002, 2003 and 2004, are as follows:

	2002	2003	2004

Balance at beginning of year	$—	$4	$22
Provision for allowances	4	18	29
Write-offs	—	—	(28)
Effect of foreign currency translation	—	—	4

Balance at end of year	$4	$22	$27

5.	Property, Plant and Equipment
      Property, plant and equipment as of December 31, 2003 and 2004 consist of the following:

	2003	2004

Furniture and equipment	$5,144	$9,115
Software externally-purchased	903	3,166
Leasehold improvements	568	786

	6,615	13,067
Less: accumulated depreciation	(1,969)	(4,948)

	$4,646	$8,119

      Depreciation expense for the years ended December 31, 2002, 2003 and 2004 were $543, $1,243 and $2,401, respectively.

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)

6.	Intangible Assets
      As of December 31, 2003 and 2004, intangible assets subject to amortization, were as follows:

	Gross	Accumulated	Carrying
	Amount	Amortization	Amount

Customer relationships	2,520	71	2,449
Technology and others	376	23	353

Balance at December 31, 2004	$2,896	$94	$2,802

Balance at December 31, 2003	$8	$1	$7

      Amortization expense for intangible assets was $89 for the year ended December 31, 2004. The aggregate amortization expense for the remaining useful life is as follows:

2005	$400
2006	384
2007	384
2008	384
2009 and thereafter	1,250

$2,802

7.	Accrued Severance Benefits
      Changes in accrued severance benefits for the years ended December 31, 2003 and 2004 are as follows:

	2003	2004

Balance at beginning of year	$758	$226
Provisions for severance benefits	658	929
Severance payments	(1,187)	(804)
Effect of foreign currency translation	(3)	48

	226	399
Less: amounts placed on deposit at insurance company	(52)	(190)

Balance at end of year	$174	$209

      The Company expects to pay the following severance benefits to its employees annually as follows:

2005	$929
2006	929
2007	929
2008	929
2009	929
2010-2014	4,645
      The expected benefits to be paid annually to its employees were determined based on the current employee salary rates and the number of service years that will be accumulated upon retirement. These

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)
amounts do not include amounts that might be paid to employees that will cease working for the Company before their normal retirement age. These assumptions are different from those utilized in computing the amounts presented in the change in accrued severance benefits table illustrated above.

8.	Commitments and Contingencies
      The Company is obligated under several non-cancelable operating leases for its office premises. Rental expense incurred under these operating leases was approximately $219, $412 and $1,827 for the years ended December 31, 2002, 2003 and 2004, respectively.
      Future minimum operating lease payments with initial terms of one or more years as of December 31, 2004, are as follows:

Minimum
Lease
Payments

2005	$1,847
2006	1,161
2007	30

Total	$3,038

      In March 2004, the Company’s subsidiary, WiderThan Americas, entered into a $1,250 financing facility (the “Facility”) with a bank that allowed WiderThan Americas to borrow funds secured by specific accounts receivable. The Facility had a one-year term, incurred interest on outstanding balances at 1.25% per month, was collateralized by all of WiderThan Americas’ assets, and was cancelable by the either party at any time. As at December 31, 2004, the outstanding balance of the facility was $306, which was recorded in other current liabilities in the accompanying consolidated balance sheet. The financing facility was terminated in March 2005.
      The Company has entered into a series of lines of credit with several Korean domestic banks during the year ended December 31, 2004, with an aggregate maximum available lines of credit limit of approximately $8.7 million. During the year ended December 31, 2004, the Company did not draw on these lines of credit and there were no outstanding balances on these lines of credit at December 31, 2004.
      A standby letter of credit was issued in 2004 by a Korean domestic bank for an amount up to $5,000, for any breach of obligation under the contractual terms with a customer. The Company is committed under the standby letter of credit to reimburse the bank for any utilization of the facility. As of December 31, 2004, the Company did not have any breach related to the contract.
      In connection with certain of the Company’s ringback tone carrier application service deployments, the Company has licensed certain intellectual property rights from SK Telecom pursuant to a non-exclusive license agreement. The term of this license agreement is co-terminous with the terms of the Company’s carrier application service contracts for ringback tones. For this license, the Company pays SK Telecom either a percentage of the Company’s revenue based on the number of users (in a ringback tone carrier application service sale) or based on the sales price of certain ringback tone servers (in a ringback tone system sale).

9.	Convertible Redeemable Preferred Stock
      In May 2002, the Company issued 1,428,570 shares of Series A convertible redeemable preferred stock (the “Series A Preferred”) at approximately $3.65 per share for total cash proceeds of $5,126 net of issuance costs.

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)
      In October 2004, the Company issued 2,052,479 shares of Series B convertible redeemable preferred stock (the “Series B Preferred”) valued at approximately $9.44 per share to the former shareholders of WiderThan Americas, Inc.
      Each share of Series A Preferred and Series B Preferred (collectively, the “Preferred Stock”) is convertible, at the option of each holder, into one share of common stock. Conversion is automatic upon a public offering.
      The Preferred Stock outstanding for the three years ended December 31, 2004 was as follows:

	Series A Preferred		Series B Preferred

	Shares	Amount	Shares	Amount	Total

December 31, 2001	—	—	—	—	—

Issuance of Series A Preferred	1,428,570	$5,126	—	$—	$5,126
Accretion of beneficial conversion feature	—	216	—	—	216
Accretion of redemption	—	155	—	—	155

December 31, 2002	1,428,570	$5,497	—	$—	$5,497
Accretion of redemption	—	283	—	—	283

December 31, 2003	1,428,570	$5,780	—	$—	$5,780
Issuance of Series B Preferred	—	—	2,052,479	19,375	19,375
Accretion of redemption	—	309	—	125	434
Accretion of implied dividends	—	—	—	71	71

December 31, 2004	1,428,570	$6,089	2,052,479	$19,571	$25,660

      Characteristics of the Preferred Stock are described below:

Voting

Holders of the Preferred Stock are currently entitled to one vote per share of Preferred Stock and vote together with the holders of common stock on all matters.

Dividends

Holders of the Preferred Stock are entitled to receive non-cumulative dividends when declared, and such dividends are payable in preference to any dividend declared for holders of common stock. No dividends have been declared or paid through December 31, 2004. The holders of the Preferred Stock participate equally in earnings with the holders of the common shares after the allocation of preferred dividends and accretion.

Liquidation preference

In the event of any liquidation or dissolution of the Company, holders of Series the A Preferred are entitled to $4.39 per share, plus unpaid dividends, and holders of the Series B Preferred are entitled to $13.51 per share, plus unpaid dividends.

Voluntary redemption

Holders of Series A Preferred may redeem shares from May 8, 2005 until May 8, 2015 at $5.00 per share. Holders of Series B Preferred may redeem shares on a pro rata basis upon any

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)

Series A Preferred redemption or during the period from October 8, 2007 until October 8, 2017 at $5.00 per share prior to October 8, 2007 or $11.38 per share after October 8, 2007, subject to a maximum of one-third of their holdings during each twelve-month period.

Redemption upon sale

In the event of a sale of the Company, holders of Series A Preferred may redeem shares at a price of $4.39 per share plus 4.42% per annum beginning from May 24, 2002 and holders of Series B Preferred may cause the Company to redeem their shares at a price of $9.99 plus 4.42% per annum beginning from October 8, 2004.

Accretion of Beneficial Conversion Feature (“BCF”)
      A beneficial conversion feature (“BCF”) exists when, at the date of issuance, a share of preferred stock is convertible into common stock and the fair market value of the underlying common stock is in excess of the preferred share purchase price. At the date of issuance of the Series A Preferred in May 2002, the Company recognized $216 in charges related to the accretion of a BCF because the Series A Preferred was immediately convertible into common shares of a higher value. As the shares were convertible at the option of the holder at that time, the entire BCF was recognized on the issuance date.

Accretion of Redemption
      Each of the Series A Preferred and Series B Preferred is redeemable for an amount in excess of their issuance price. As a result, the difference between the redemption value and the issuance price of the Preferred Stock increases the carrying value of the Preferred Stock and is being charged to retained earnings using the effective interest method from the date of issuance to the earliest date of redemption. The Series A Preferred redemption accretion was $155, $283 and $309 for the years ended 2002, 2003 and 2004, respectively. The Series B Preferred redemption accretion was $125 for the year ended 2004. Voluntary redemption characteristics for the Preferred Stock are described in detail above.

Accretion of Implied Dividends
      If not redeemed by the holders of Series B Preferred on or after October 8, 2007, holders are entitled to dividends payable at a rate of 4.42% per annum on two-thirds of the amount redeemable for the first twelve months and one-third of the amount redeemable for months thirteen through twenty-four, even if not declared. The implied dividends increase the carrying value of the Preferred Stock and are charged to retained earnings using the effective interest method. This method is applied to determine the accretion charge from the date of issuance until the earliest final payment date. The charge to retained earnings and increase in Series B Preferred was $71 in 2004.

Unaudited Pro Forma Consolidated Balance Sheet
      The unaudited pro forma consolidated balance sheet presented in the accompanying consolidated financial statements reflects the automatic conversion of the Series A and Series B, preferred shares into 3,481,049 shares of common stock upon an initial public offering.

10.	Common Stock
      Each share of common stock is entitled to one vote. The holders of common stock are entitled to receive dividends subject to the rights of holders of Preferred Stock outstanding.

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)
      The Company is required to reserve and keep available out of its authorized but unissued shares of common stock sufficient shares to effect conversion of outstanding shares of Preferred Stock and exercise of stock options granted.
      The amount of such shares of common stock reserved for these purposes at December 31, 2003 and 2004 was as follows:

	2003	2004

Conversion of Preferred Stock	1,428,570	3,481,049
Outstanding common stock options	—	704,000

	1,428,570	4,185,049

11.	Stock Option Grants
      On March 30, 2004 and December 21, 2004, the Company granted employees stock options to purchase 170,000 shares and 624,000 shares of common stock, respectively. The per share exercise price for each grant was $3.90 and $4.26 at March 30, 2004 and December 21, 2004, respectively. 50% of the stock options vest after two years from grant date and 50% vest after three years from grant date, subject to continued employment with the Company. Upon vesting, options are exercisable for up to seven years from the date of the grant.
      The following table summarizes the stock option activity for the year ended December 31, 2004:

		Weighted-Average	Weighted-Average
	Number of	Exercise Price	Fair Value at
	Stock Options	Per Share	Date of Grant

Stock options outstanding as of December 31, 2003	—	—	—

Options granted	794,000	$4.22	$5.06
Options exercised	—	—	—
Options forfeited	(90,000)	4.22	5.06

Stock options outstanding as of December 31, 2004	704,000	$4.22	$5.06

      The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant, with the following weighted average assumptions for grants in 2004.

Expected dividend yield	0%
Risk free interest rate	3.42%
Expected volatility	70%
Expected life (in years from vesting)	2.11 years
Weighted average value of stock	$8.21
      Stock option compensation expense is recognized using the FIN 28 model over the vesting period. For the year ended December 31, 2004, the Company recognized $171 in compensation expense for stock options granted.

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)
      Future annual amortization of deferred stock option compensation expense as of December 31, 2004 is as follows:

2005	$1,507
2006	1,423
2007	547

Total	$3,477

12.	Employee Stock Ownership Association
      To recognize past performance, on June 2, 2004 the Company sold 500,000 shares of common stock at a price of approximately $0.86 per share through an Employee Stock Ownership Association (“ESOA”) in accordance with Korean Employee Welfare Law. All employees other than the Chief Executive Officer were eligible to participate in the ESOA. No future service is required from participating employees, and the entire compensation expense of $2,666 (including effect of foreign currency translation) was recognized in 2004 based upon the excess of the fair market value over the purchase price. The fair value per share of $6.10 was determined by an independent third party valuation specialist.

13.	Virtual Stock Options
      On October 8, 2004, WiderThan Americas granted Virtual Stock Options (“VSOs”) to employees of WiderThan Americas in exchange for pre-existing, vested options and in order to provide equity-based incentive compensation to employees of WiderThan Americas. Each VSO consists of (i) a stock appreciation right settled in cash at the earlier of a public listing or sale of the Company in an amount equal to the public listing price or sale price per share less the grant price, and (ii) a stock appreciation right issuable upon a public listing that is settled in cash for the difference between the public listing price per share and the fair market value at the date of exercise. The VSOs were designed to simulate a stock option grant of the Company’s common stock, which under Korean commercial law, cannot be issued to employees of a non-Korean subsidiary unless the Company is listed on a Korean stock exchange. In the event of an initial public offering on a Korean stock exchange, instead of the stock appreciation right described in (ii) above, VSO holders will receive a stock option with an exercise price equal to the public listing price. Compensation expense is recognized for changes in VSO value at each balance sheet date based upon a valuation by an independent third party valuation specialist.
      The Company issued two tranches of VSOs that differ only in terms of grant price and vesting provisions. Tranche A VSOs were issued to former WiderThan Americas option holders in exchange for pre-existing WiderThan Americas options. The value of the 50% of the Tranche A VSOs that were vested at the time of grant is included as part of purchase consideration. Tranche B VSOs were issued to former WiderThan Americas employees as additional incentive compensation.

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)
      VSOs granted in 2004 resulted in the following compensation expense and allocation to purchase accounting. Compensation expense charged in 2004 for the Tranche A VSOs and all Tranche B VSOs totaled $192.

				Accrued
				Compensation		Included in
	Fair Value at			Liability as at	Compensation	Purchase
	December 31,	Exercise	Number	December 31,	Expense for	Accounting
	2004	Price	of VSOs	2004	2004	Consideration

Tranche A	$5.16	$3.00	146,294	$238	$106	$132
Tranche B	$6.26	$4.26	279,855	86	86	—

Total			426,149	$324	$192	$132

      The Tranche A VSO stock appreciation rights vest 50% at the date of grant and 50% at April 8, 2005, subject to continuous employment. Tranche B VSO stock appreciation rights vest 33.3% per year starting on the first anniversary date from October 8, 2004. Tranche B VSO stock appreciation rights unvested at the public listing date are exercisable three times per year on specific dates until the fifth anniversary of the public listing.
      Contingently issuable stock appreciation rights issued upon a public listing vest 50% upon each of the first and second anniversaries of the public listing date. Vested Tranche A VSO and Tranche B VSO stock appreciation rights remain outstanding upon termination of employment.

14.	Income Taxes
      Income tax expense for the years ended December 31, 2002, 2003 and 2004 consists of the following:

	2002	2003	2004

Income before income taxes
Domestic	$3,087	$8,371	$6,103
Foreign	—	—	(111)

	3,087	8,371	5,992

Current income taxes
Domestic	917	2,685	1,833
Foreign	—	16	218

	917	2,701	2,051

Deferred income taxes
Domestic	235	(119)	113
Foreign	—	—	—

	235	(119)	113
Effect of foreign currency translation	1	1	(8)

Total income tax expense	$1,153	$2,583	$2,156

      The preceding table does not reflect the tax effects of earnings in the Company’s equity method investments. These earnings are presented net of tax effects of $0, $60 and $27 for the years ending

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)
December 31, 2002, 2003 and 2004, respectively, in the accompanying consolidated statement of operations.
      The tax effects of temporary differences that give rise to deferred income tax assets and liabilities as of December 31, 2003 and 2004 are as follows:

	2003	2004

Current deferred income tax assets (liabilities)
Deferred income	$112	$207
Accrued expenses	520	909
Net operating loss carryforwards	—	4,221
Other	(401)	(40)

	231	5,297
Less: Valuation allowance	—	(3,580)

	$231	$1,717

	2003	2004

Non-current deferred income tax assets (liabilities)
Depreciation and amortization	$(29)	$(324)
Reserve for research and manpower development	(335)	(496)
Intangible assets	—	(1,084)
Other	153	94

	(211)	(1,810)
Less: Valuation allowance	—	—

	$(211)	$(1,810)

      Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the Company operates, and the overall future industry outlook. Based upon an analysis of these factors, the Company has determined that it is more likely than not that it will realize its net deferred tax assets arising from the operations of the parent company. However, the Company’s subsidiary, WiderThan Americas, has had operating losses since the acquisition of it by the Company, and has had cumulative losses in recent years prior to the acquisition. Based upon this evidence and the Company’s current projections for its US operations within the foreseeable future, the Company believes that it is more likely than not that the Company will be unable to utilize the net operating losses acquired from WiderThan Americas and has recorded a full valuation allowance of $3,580 on the net deferred tax assets of WiderThan Americas. The Company’s net operating loss carryforwards are also subject to Section 382 limitations by virtue of their acquisition from WiderThan Americas. However, because these net operating loss carryforwards do not begin to expire until 2021, the Company believes that there is a reasonable chance that it will be able to utilize such losses over the long term before they expire.
      The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2002, 2003 and 2004. The statutory income tax rate was amended to 27.5%, effective for fiscal

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)
years beginning January 1, 2005 in accordance with the Corporate Income Tax Law, amended on December 30, 2003.
      A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2002	2003	2004

Tax expense (benefit) at Korean statutory tax rate	$917	$2,485	$1,780
Tax credit	(102)	(308)	(639)
Stock compensation expenses	—	—	923
Provision for tax contingency	379	434	—
Change in valuation allowances	—	—	102
Others	(41)	(28)	(10)

Total income tax expense	$1,153	$2,583	$2,156

      The change in valuation allowance presented above excludes the valuation allowance included in the opening balance sheet of WiderThan Americas acquired upon acquisition of $3,478.

15.	Operations by Geographic Area
      Geographic information for the years ended December 31, 2002, 2003 and 2004 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2002	2003	2004

Korea	$42,670	$55,630	$51,833
Asia (excluding Korea)	239	2,799	1,847
Americas	150	—	8,651
Europe, Middle East Asia	307	615	501

	$43,366	$59,044	$62,832

      Over 87% of the Company’s property plant and equipment is located in Korea at December 31, 2004

16.	Earnings per share
      The following tables set forth the computation of basic and diluted earnings per share, as well as earnings per share on a pro forma basis to reflect the acquisition of WiderThan Americas on January 1, 2003, for the years ended December 31, 2002, 2003 and 2004. Weighted average shares outstanding are considered outstanding from their date of issuance and are weighted accordingly.

	2002		2003		2004

Shares and Share Equivalents	Basic	Diluted	Basic	Diluted	Basic	Diluted

Common Shares	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Employee Stock Ownership Association Shares					293,151	293,151
Outstanding Stock options						33,842

Weighted average shares outstanding	10,000,000	10,000,000	10,000,000	10,000,000	10,293,151	10,326,993

      The effect of the Series A and Series B Preferred are excluded from all periods diluted earnings per share calculation as their effects are anti-dilutive.

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)

	2003		2004

Unaudited pro forma shares and share equivalents	Basic	Diluted	Basic	Diluted

Common Shares	10,000,000	10,000,000	10,000,000	10,000,000
Employee Stock Ownership Association Shares			293,151	293,151
Outstanding Stock options				33,842

Pro forma weighted average shares outstanding	10,000,000	10,000,000	10,293,151	10,326,993

      The 2003 and 2004 pro forma net income attributable to common shareholders are calculated on the basis that the WiderThan Americas acquisition had taken place on January 1, 2003 and as a result a full year of accretion of the Series B convertible redeemable preferred stocks are realized in each year.
      The effects of the Series A and Series B Preferred are excluded from the unaudited diluted pro forma earnings per share calculation in 2003 and 2004 as their effects are anti-dilutive.
      The Company has various securities which are dilutive to the basic earning per share calculations. The ESOA consists of common shares issued from the Company to the association and are considered outstanding shares in the denominator of the basic and diluted EPS calculation as of the date of issue. Employee stock options granted are also considered as part of the shares outstanding in the denominator of the diluted EPS calculation from the date of grant. Each stock option entitles the holder to obtain one common share. Both the Series A and Series B Preferred are convertible at a rate of one preferred share to one common share. The Series A and Series B Preferred are anti dilutive and not included in the diluted EPS calculation.

17.	Related Party Transactions
      As of December 31, 2004, the Company provided a promissory note to SK Telecom to ensure performance of certain contractual obligations. The maximum exposure under the note was $1,026. On March 17, 2005, the note was cancelled and no further obligation remains.
      At December 31, 2004, SK Telecom is a related party by virtue of 14.3% ownership of the Company. During 2002, 2003, and 2004, the Company generated 66.8%, 97.7% and 80.0%, respectively, of its revenue from SK Telecom. At December 31, 2003 and 2004, accounts receivable from SK Telecom amounted to 95.4% and 69.1%, respectively, of total accounts receivable.
      Under the amended and restated divestiture agreement, dated December 22, 2004, entered into by certain of our shareholders, SK Telecom possesses a right of first refusal to acquire the Company within a reasonable time in the event of a proposed sale of assets or stock, a merger or transfer of a substantial portion of the Company’s business. This right of first refusal is for a period of three years from the date of the agreement.

WIDERTHAN CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2003 and 2004
(In thousands of US dollars, except share data)
      Transactions for the years ended December 31, 2002, 2003 and 2004 between the Company and its related parties are as follows:

	2002		2003		2004

	Service	System	Service	System	Service	System
	Revenues	Sales	Revenues	Sales	Revenues	Sales

SK Telecom, Co., Ltd.	$18,463	$10,485	$34,273	$23,413	$45,846	$4,407
SK Networks	—	—	—	—	—	—
Other SK Group affiliates	218	1,095	—	188	800	29

	$18,681	$11,580	$34,273	$23,601	$46,646	$4,436

	2002		2003		2004

	Cost of	Cost of	Cost of	Cost of	Cost of	Cost of
	Service	System	Service	System	Service	System
	Revenues	Sales	Revenues	Sales	Revenues	Sales

SK Telecom, Co., Ltd.	$7	$—	$61	$50	$1,039	$9
SK Networks	—	6,180	319	482	164	—
Other SK Group affiliates	3	451	560	486	261	—

	$10	$6,631	$940	$1,018	$1,464	$9

      Accounts balances as of December 31, 2003 and 2004 between the Company and its related parties are as follows:

	2003		2004

	Receivables	Payables	Receivables	Payables

SK Telecom, Co., Ltd	$12,180	$25	$12,971	$330
SK Networks	—	630	—	—
Other SK Group affiliates	—	69	79	132

	$12,180	$724	$13,050	$462

Report of Independent Auditors
To the Board of Directors and Shareholders of Ztango, Inc.:
      In our opinion, the accompanying balance sheet and the related statement of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ztango, Inc. at October 8, 2004 and the results of its operations and its cash flows for the period ended October 8, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
PricewaterhouseCoopers LLP
McLean, Virginia
May 13, 2005

ZTANGO, INC.
BALANCE SHEET

October 8, 2004

ASSETS
CURRENT ASSETS:
Cash	$899,068
Accounts receivable, net of $51,998 in allowance for doubtful accounts	1,688,053
Note receivable — related party, current portion	161,888
Prepaid expenses and other current assets	227,112

Total current assets	2,976,121

FIXED ASSETS, net	679,903
GOODWILL	4,339,615
INTANGIBLE ASSETS, net	932,456
OTHER LONG TERM ASSETS (including Note receivable — related party of $199,670)	229,532

TOTAL ASSETS	$9,157,627

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$453,261
Accrued liabilities	493,193
Accrued compensation	510,878
Accrued content licensing fees	574,662
Long-term debt, current portion	89,448

Total current liabilities	2,121,442

LONG-TERM DEBT	130,465
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Series A1 convertible preferred stock; $0.001 par value; 1,500,000 shares authorized as of October 8, 2004; 978,000 shares issued and outstanding as of October 8, 2004; liquidation preference of $5,397,783 as of October 8, 2004	2,154,426
Series A2 convertible preferred stock; $0.001 par value; 7,500,000 shares authorized as of October 8, 2004; 5,091,928 issued and outstanding as of October 8, 2004; liquidation preference of $3,736,927 as of October 8, 2004	2,647,499
Series A3 convertible preferred stock; $0.001 par value; 6,500,000 shares authorized as of October 8, 2004; 4,519,451 shares issued and outstanding as of October 8, 2004; liquidation preference of $7,473,853 as of October 8, 2004	6,630,300
Common stock:
$0.001 par value; 25,000,000 shares authorized; 426,682 shares issued and outstanding as of October 8, 2004	427
Additional paid-in capital — common stock	58,254,409
Accumulated deficit	(62,781,341)

Total shareholders’ equity	6,905,720

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,157,627

The accompanying notes are an integral part of these financial statements.

ZTANGO, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 1, 2004 TO OCTOBER 8, 2004

NET SALES	$8,791,797
Cost of sales(A)	1,929,788
Research and development(A)	3,935,595
Sales and marketing(A)	734,275
General and administrative(A)	2,256,133
Depreciation and amortization	512,919

Total operating expenses	9,368,710

OPERATING LOSS	(576,913)

OTHER INCOME (EXPENSE):
Interest income — related party	23,941
Interest expense	(50,445)

Total other income (expense)	(26,504)

LOSS BEFORE INCOME TAXES	(603,417)
INCOME TAX	(5,203)

NET LOSS	$(608,620)

(A)	Exclusive of depreciation and amortization shown separately below.
The accompanying notes are an integral part of these financial statements.

ZTANGO, INC.
STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE PERIOD FROM JANUARY 1, 2004 TO OCTOBER 8, 2004

	Shares Outstanding
									Additional
	Series A1	Series A2	Series A3		Series A1	Series A2	Series A3		Paid-in
	Preferred	Preferred	Preferred	Common	Preferred	Preferred	Preferred	Common	Capital —	Accumulated
	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Common Stock	Deficit	Total

BALANCE AS OF JANUARY 1, 2004	978,000	5,091,928	4,519,451	426,682	$2,154,426	$2,647,499	$6,630,300	$427	$58,254,409	$(62,172,721)	$7,514,340
Net loss										(608,620)	(608,620)

BALANCE AS OF OCTOBER 8, 2004	978,000	5,091,928	4,519,451	426,682	$2,154,426	$2,647,499	$6,630,300	$427	$58,254,409	$(62,781,341)	$6,905,720

The accompanying notes are an integral part of these financial statements.

ZTANGO, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 1, 2004 TO OCTOBER 8, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(608,620)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	512,919
Changes in operating assets and liabilities:
Accounts receivable	(175,322)
Prepaid expenses and other current assets, and other long-term assets	(7,375)
Accounts payable	254,036
Accrued liabilities	522,766

Net cash provided by operating activities	498,404

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(604,651)
Payments received note receivable	54,060

Net cash used in investing activities	(550,591)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in long term debt	219,913

Net cash provided by financing activities	219,913

NET INCREASE IN CASH	167,726
CASH, BEGINNING OF PERIOD	731,342

CASH, END OF PERIOD	$899,068

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$50,445

NON-CASH FINANCING & INVESTING ACTIVITIES:
Purchase of property and equipment utilizing vendor financing	$264,150

The accompanying notes are an integral part of these financial statements.

ZTANGO, INC.
NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF THE BUSINESS
      Nature of the Business — Ztango, Inc. (the “Company”), is a provider of wireless messaging and multimedia solutions. The U.S. subscribers of wireless network carriers utilize Ztango’s products and services, including inter-carrier short message service (“SMS”) messaging, ringtones, graphics and premium content services.

2.	SIGNIFICANT ACCOUNTING POLICIES
      Accounting Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Accounts Receivable — Accounts receivable are stated at estimated realizable values. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to meet probable losses related to uncollectible accounts.
      Fixed Assets — Fixed assets are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. Useful lives of fixed assets are:

Category	Years

Computers and equipment	3
Furniture and fixtures	3
      Intangible Assets — Intangible assets are amortized on a straight-line basis over a five year period. The Company evaluates recoverability of an intangible asset if a triggering event occurs. As of October 8, 2004, the Company was not aware of an impairment triggering event.
      Goodwill — Goodwill represents the excess purchase price over the fair value of the identifiable assets and liabilities obtained through the merger with Mobilespring Inc. On an annual basis, the Company evaluates goodwill for possible impairment, under SFAS 142. The Company concluded that the fair value of the reporting unit exceeded the carrying amount of its net assets. Tests for impairment between annual tests may be required if events occur or circumstances change that would more likely than not reduce the fair value of the net carrying amount. As of October 8, 2004, the Company was not aware of such events or circumstances that could indicate potential impairment.
      Concentration of Credit Risk — Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash deposits at financial institutions. At times, balances in the Company’s cash accounts may exceed the Federal Deposit Insurance Corporation limit.
      As of October 8, 2004, accounts receivable from three major customers amounted to 31%, 25% and 24%, respectively, of total accounts receivable.
      Fair Value of Financial Instruments — The carrying value of certain of the Company’s financial instruments, including cash, accounts receivable, notes receivable, accounts payable, and long-term debt approximate fair value due to their short-term maturities.
      Stock-Based Compensation — The Company accounts for stock-based compensation for employees in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock Based Compensation. Under APB Opinion No. 25, compensation expense is based on the intrinsic value on the

ZTANGO, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
measurement date, calculated as the difference between the fair value of the common stock and the relevant exercise price.
      Pro forma information regarding the Company’s net loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. Under the fair value method, compensation is measured at the grant date based on the fair value of the award and is recognized straight-line over the vesting period. The fair value is determined by using the minimum value option-pricing model with the following assumptions:

2004

Assumptions:
Risk free interest rate	4.07%
Dividend yield	0%
Volatility	0%
Expected life of option (years)	10
      Had the Company recorded compensation expense in accordance with SFAS No. 123, the Company’s net loss for the period from January 1, 2004 to October 8, 2004 would have been as follows:

2004

Net loss, as reported	$(608,620)
Stock-based compensation expense	(35,237)

Pro forma net loss	$(643,857)

      Revenue Recognition — The Company revenues are derived from long-term contracts with wireless network carriers or other distributors. The terms of the contracts are typically two to three years. The Company revenues are from two primary sources of activity:

•	Messaging services based on a volume of intercarrier SMS messages routed;

•	Multimedia services from the download of content from a library of ringtones, graphics and other premium content.
      The service revenue is recognized, provided that the fee is fixed and determinable; the Company has no significant obligations remaining and the collection of the related receivable is reasonably assured. In accordance with the customer agreements, the wireless carriers and other distributors are responsible for billing, collecting and remitting to the Company its fees.
      The Company has limited revenues from providing consulting services to carriers or for developing applications for their networks. In the event that the Company receives upfront payments for these activities, revenues are generally recognized upon delivery or over the contractual term depending on the underlying contractual obligations. Revenues under these types of arrangements are not anticipated to be significant in the future.
      Internally Developed Software Costs — In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, capitalization of software development costs begins upon the establishment of technological feasibility of a product. The establishment of technological feasibility and the ongoing assessment of the recoverability of costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. Since inception, the Company has not capitalized any costs related to internal software development.

ZTANGO, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      Income Taxes — The Company accounts for income taxes under the liability method pursuant to SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has provided a full valuation allowance against its net deferred tax asset at October 8, 2004.
      Impairment of Long-lived Assets — The Company reviews long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. The Company reviews its recorded long-lived assets for the impairment whenever events change or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has determined that as of October 8, 2004, there has been no impairment in the carrying values of long-lived assets for impairment in accordance with SFAS No. 144.
      Recent Accounting Pronouncements — In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of SFAS No. 150 are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provision of this statement is consistent with the FASB’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. For mandatory redeemable financial instruments of nonpublic entities that are redeemable at fixed dates and at fixed rates, the classification, measurement and disclosure provisions of SFAS No. 150 are effective for fiscal periods beginning after December 15, 2004. For other mandatory redeemable financial instruments of a nonpublic entity, the classification, measurement, and disclosure provisions of SFAS No. 150 are deferred indefinitely, pending further FASB action. The impacts of the adoption of SFAS No. 150 are not expected to have a material impact on our financial position, results of operations, or cash flows.
      On December 15, 2004, the Financial Accounting Standards Board (FASB or the “Board”) released its final revised standard entitled FASB Statement No. 123R, Share-Based Payment (SFAS No. 123R), and subsequently amended it on April 21, 2005, which will significantly change accounting practice with respect to employee stock options for both public and non-public companies. The Company will be required to measure the cost of equity based service awards based on the grant-date fair value of those instruments, except in certain circumstances. Specifically, if it is not possible to reasonably estimate the fair value of equity share options and similar instruments because it is not practicable to estimate the expected volatility of the entity’s share price, a nonpublic entity is required to measure its awards of equity share options and similar instruments based on a value calculated using the historical volatility of an appropriate industry sector index instead of the expected volatility of its share price. A nonpublic entity may elect to measure its liability awards at their intrinsic value through the date of settlement. SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after

ZTANGO, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
June 15, 2005. The adoption of SFAS No. 123R will have a material impact on our financial position, results of operations and cash flows.

3.	INTANGIBLE ASSETS
      Intangible assets, derived from the March 14, 2003 merger with MobileSpring, Inc. are as follows:

October 8,
2004

Software technologies	1,359,000
Accumulated amortization	(426,544)

$932,456

      The Company’s intangible assets have an estimated useful life of five years. The estimated aggregate amortization expense to the assets for the remaining useful life is as follows:

Twelve months ending October 8:
2005	272,000
2006	272,000
2007	272,000
2008	116,456

$932,456

4.	NOTE RECEIVABLE — RELATED PARTY
      The note receivable is collateralized by the rights to certain intellectual property and is payable quarterly through 2006. Interest accrued at 8% per annum during the period from January 1, 2004 to October 8, 2004. In the period from January 1, 2004 to October 8, 2004, the Company collected $54,060 against the note receivable and the remaining balance is $361,559, of which $161,889 is current, at October 8, 2004 (including interest due of $11,889).

5.	FIXED ASSETS
      Fixed assets consist of the following:

October 8,
2004

Computers and equipment	$1,365,333
Office furniture and fixtures	36,905

1,402,238
Accumulated depreciation	(722,335)

Total	$679,903

      Depreciation expense recorded was $303,069 for the period from January 1, 2004 to October 8, 2004.

ZTANGO, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	DEBT OBLIGATIONS
      Long-term debt consists of the following:

October 8,
2004

Vendor payment plan agreement	$219,913
Less current portion	(89,448)

Total	$130,465

      On May 12, 2004, the Company entered into an agreement with a vendor which allowed for the payment of $264,160 of software and services on an installment basis. The agreement is supported by a Letter of Credit from a bank and is backed by certificates of deposit which are included in other current assets on the Company’s balance sheet. The agreement provides for twelve, equal, consecutive, quarterly payments of $23,186 beginning on July 1, 2004 and ending on April 1, 2007. Imputed interest on the payment plan agreement is approximately 3%.
      In March 2004, the Company obtained a $1.25 million financing facility (the “Facility”) with a bank that allowed the Company to draw funds against specific accounts receivable. The financing facility had a one-year term and incurred interest on outstanding balances at 1.25% per month. As of October 8, 2004, there was no outstanding balance under this facility. This facility was terminated as of March 3, 2005.

7.	SERIES A CONVERTIBLE PREFERRED STOCK
      The Company has the following Series A Convertible Preferred Stock, which is divided into three subseries: Series A1 convertible preferred stock, Series A2 convertible preferred stock and Series A3 convertible preferred stock.

•	978,000 shares of Series A1 convertible preferred stock. The Series A1 convertible preferred stock has a liquidation preference of 2.296 times the accreted value, plus any accrued dividends. At October 8, 2004, the Series A1 convertible preferred stock liquidation preference was $5,397,783;

•	5,091,928 shares of Series A2 convertible preferred stock. The Series A2 convertible preferred stock has a liquidation preference of 0.305 times the accreted value, plus any accrued dividends. At October 8, 2004, the Series A2 convertible preferred stock liquidation preference was $3,736,927;

•	4,519,451 shares of Series A3 convertible preferred stock. The Series A3 convertible preferred stock has a liquidation preference of 0.688 times the accreted value, plus any accrued dividends. At October 8, 2004, the Series A3 convertible preferred stock liquidation preference was $7,473,853.
      The Series A subseries convertible preferred stock is convertible into shares of nonassessable shares of common stock at the option of the holder, based upon a conversion formula specified in the agreement. Also, these shares automatically convert into nonassessable common stock, based upon a conversion formula specified in the agreement, upon the closing of an Initial Public Offering.
      The Series A subseries shares are entitled to dividends at an annual rate equal to 8% of the Series A liquidation preference. Accrued and unpaid dividends are cumulative and shall compound on a quarterly basis, whether or not declared and be added to the accreted value on a quarterly basis. The liquidation preference will be paid to the holders of the Series A subseries shares before any payments to holders of common stock. As disclosed in Note 12, the company entered into a definitive agreement with WiderThan.Com Co., Ltd. The definitive agreement includes a provision to suspend accretion of the liquidation preference on July 1, 2004.

ZTANGO, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

8.	STOCK-BASED COMPENSATION

2002 Plan
      The Company’s Stock Incentive Plan (the “2002 Plan”) was adopted by the Company’s Board of Directors and approved by the Company’s stockholders in January 2002 for the purpose of providing an incentive to the officers, employees, consultants and directors. No stock options or restricted stock may be granted under the 2002 Plan after December 31, 2011.
      Options expire on the date determined by the Company, which date may not exceed ten years from the date the option is granted. Generally, options vest as follows: 8.33% each calendar quarter subsequent to the date of the grant, in each case assuming that the recipient has been continuously employed by the Company during that time. In addition, certain of the options granted to date provide for the accelerated vesting on issuance. Options granted to certain key personnel also provide for partial accelerated vesting of unvested options upon certain corporate “changes in control.”

	Options Available	Total Options	Weighted-average	Weighted-average
	for Future Grant	Outstanding	Exercise Price	Fair Value

Balance, December 31, 2003	427,010	1,590,067	$0.19	$0.06
Change in authorized shares
Granted	(249,500)	249,500	0.21	0.06
Forfeited	47,065	(47,065)	0.20
Exercised

Balance, October 8, 2004	224,575	1,792,502

Vested Options Balance
October 8, 2004		1,427,735

      The Company uses the intrinsic value method prescribed in APB No. 25 in accounting for the 2002 Plan. Accordingly, no compensation cost has been recognized for any of its options granted during the period ended October 8, 2004, because the exercise price of each option equaled or exceed the fair value of the underlying common stock as of the grant date. The weighted average life of the options outstanding at October 8, 2004, was 8.4 years. As of October 8, 2004, there were no expired options.

ZTANGO, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

9.	INCOME TAXES
      The Company recorded a provision for income taxes from continuing operations as follows for the period from January 1, 2004 to October 8, 2004:

Period from
January 1, 2004 to
October 8, 2004

Current:
Federal	$5,203
State	—

5,203
Deferred:
Federal	—
State	—

—

Total provision before valuation allowance	5,203
Less valuation allowance	—

Total provision for income taxes	$5,203

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
      The components of deferred income tax assets and liabilities are as follows:

October 8, 2004

Deferred tax assets:
Operating loss carryforwards	$26,873,077
Allowance for bad debt	8,665
Accrued compensation	188,752
Accrued liabilities and other	89,518

27,160,012
Valuation allowance	(27,160,012)

Net deferred tax asset	—

      The valuation allowance of $27.2 million was determined in accordance with the provisions of FAS 109 which places primary importance on the Company’s operating results in the most recent three-year period when assessing the need for a valuation allowance. The Company’s cumulative loss in the most recent three-year period, including the current year, represented negative evidence sufficient to require a full valuation allowance under the provisions of FAS 109. The Company intends to maintain a full valuation allowance for its net deferred tax assets and net operating loss carryforwards until sufficient positive evidence exists to support its reversal.
      At October 8, 2004, the Company had approximately $26.9 million of federal and state net operating loss carryforwards that will begin to expire in 2021. A portion of these net operating losses were obtained in the 2003 merger with MobileSpring, Inc. and are subject to the annual limitations under IRS Section 382.

ZTANGO, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      A reconciliation of the Federal statutory tax rate to the effective tax rate is as follows:

Period from
January 1, 2004 to
October 8, 2004

Federal statutory rates	35.0%
State taxes, net of Federal benefits	(0.2%)
Goodwill	(12.2%)
Non-deductible merger costs	(24.7%)
Valuation allowance	3.6%
Other	(2.4%)

(0.9%)

10.	EMPLOYEE 401(k) PLAN
      The Company sponsors a defined contribution plan (“Plan”) that qualifies for tax treatment under Section 401 (a) of the Internal Revenue Code. Participation in the Plan is available to employees who are at least twenty-one years of age. The Company has not contributed to the Plan in the period ended October 8, 2004. The Company pays for administrative expenses incurred by the Plan.

11.	COMMITMENTS AND CONTINGENCIES
      Lease Commitments — The Company is obligated under noncancelable operating leases for the rental of office space. Future minimum lease payments with initial terms of one or more years as of October 8, 2004 are as follows:

Minimum
Lease Payments

Period Ending October 8,
2005	$420,467
2006	167,457
2007	16,688

Total	$604,612

      Rental expense for the period from January 1, 2004 to October 8, 2004 was $235,055.
      Litigation and Other Matters — The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. Management does not expect that the ultimate costs to resolve these matters will have a material adverse affect on the Company’s financial position, results of operations, or cash flows.

12.	SUBSEQUENT EVENTS
      On June 28, 2004, the Company entered into a definitive agreement with WiderThan.com Co, Ltd., a Korean corporation (“WiderThan”), providing for the acquisition of all of the capital stock of Ztango by WiderThan for 2,052,479 shares of WiderThan Series B preferred stock and approximately $264,000 in cash. This acquisition closed on October 8, 2004.

ZTANGO, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

13.	OPERATING SEGMENTS
      SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information” establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. The Company’s chief decision maker, as defined under SFAS No. 131, is the Chief Executive Officer. To date, the Company has viewed its operations as principally one segment, provider of wireless messaging and multimedia solutions.

INDEPENDENT AUDITORS’ REPORT
Board of Directors of Ztango, Inc.
Reston, Virginia
We have audited the accompanying consolidated balance sheets of Ztango, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ztango, Inc. and subsidiaries, at December 31, 2003 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s recurring operating losses and negative cash flows from operations raise substantial doubt regarding its ability to continue as a going concern. Management’s plans concerning these matters are discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.
Deloitte & Touche LLP
McLean, Virginia
September 1, 2004, except as to Note 15, as to which the date is October 8, 2004

ZTANGO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2003

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$731,342
Accounts receivable, less allowance for doubtful accounts of $128,034	1,512,732
Note receivable — related party, current	75,000
Prepaid expenses and other current assets	261,487

Total current assets	2,580,561

PROPERTY AND EQUIPMENT, net	378,321
GOODWILL	4,339,615
INTANGIBLE ASSETS, net	1,142,305
NOTE RECEIVABLE — related party	328,730

TOTAL ASSETS	$8,769,532

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$199,225
Accrued and other current liabilities	312,559
Accrued compensation	375,238
Accrued content licensing fees	368,170

Total current liabilities	1,255,192

LONG-TERM DEBT	—
COMMITMENTS AND CONTINGENCIES — See Note 13
SHAREHOLDERS’ EQUITY:
Series A1 convertible preferred stock;
$0.001 par value; 1,500,000 shares authorized; 978,000 shares issued and outstanding; and liquidation value of $5,189,831 as of December 31, 2003	2,154,426
Series A2 convertible preferred stock;
$0.001 par value; 7,500,000 authorized; 5,091,928 shares issued and outstanding; and liquidation value of $3,592,961 as of December 31, 2003	2,647,499
Series A3 convertible preferred stock;
$0.001 par value; 6,500,000 authorized; 4,519,451 shares issued and outstanding; and liquidation value of $7,185,920 as of December 31, 2003,	6,630,300
Common stock,
$0.001 par value; 25,000,000 shares authorized; 426,682 shares issued and outstanding as of December 31, 2003	427
Additional paid-in capital — common stock	58,254,409
Accumulated deficit	(62,172,721)

Total shareholders’ equity	7,514,340

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,769,532

The accompanying notes are an integral part of these consolidated financial statements.

ZTANGO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

NET SALES	$5,346,279
Cost of sales(A)	1,277,868
Research and development(A)	3,593,436
Sales and marketing(A)	623,480
General and administrative(A)	1,575,573
Depreciation and amortization	482,650

Total operating expenses	7,553,007

OPERATING LOSS	(2,206,728)

OTHER INCOME (EXPENSE):
Interest income	26,807
Interest expense	(25,421)

Total other income	1,386

NET LOSS	$(2,205,342)

(A)	Exclusive of depreciation and amortization shown separately below.
The accompanying notes are an integral part of these consolidated financial statements.

ZTANGO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
YEAR ENDED DECEMBER 31, 2003

	Shares Outstanding
														Additional
	Series B	Series C	Series A1	Series A2	Series A3		Series B	Series C	Series A1	Series A2	Series A3			Paid-in
	Preferred	Preferred	Preferred	Preferred	Preferred	Common	Preferred	Preferred	Preferred	Preferred	Preferred	Common	Shareholder	Capital—	Accumulated
	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Receivable	Common Stock	Deficit	Total

BALANCE AS OF DECEMBER 31, 2002	129,587	1,400	—	—	—	23,000	$1,399,601	$2,154,426	—	—	—	$23	$(1,339,409)	$58,200,372	$(59,967,379)	$447,634
Collection of shareholder receivable													1,339,409			1,339,409
Recapitalization and issuance of preferred stock	(129,587)	(1,400)	978,000	5,091,928	4,519,451	403,682	(1,421,809)	(2,154,426)	2,154,426	2,647,499	6,630,300	404		76,245		7,932,639
Issuance of preferred shares for accrued interest							22,208				—	—	—	(22,208)		—
Net loss															(2,205,342)	(2,205,342)

BALANCE AS OF DECEMBER 31, 2003	—	—	978,000	5,091,928	4,519,451	426,682	$—	$—	$2,154,426	$2,647,499	$6,630,300	$427	$—	$58,254,409	$(62,172,721)	$7,514,340

The accompanying notes are an integral part of these consolidated financial statements.

ZTANGO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,205,342)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	482,650
Equity issued for interest on note payable and dividends	9,568
Changes in operating assets and liabilities:
Accounts receivable	(945,801)
Prepaid expenses and other current assets	(69,945)
Accounts payable	27,861
Accrued and other current liabilities	(135,122)
Accrued compensation	375,238
Accrued content licensing fees	368,170

Net cash used for operating activities	(2,092,723)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(240,076)
Cash received from acquisition of Mobilespring, Inc.	1,165,713
Cash paid in connection with note payable assumed from acquisition of
Mobilespring, Inc.	(426,694)

Net cash used in investing activities	498,943

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of preferred stock	1,339,409

Net cash provided by financing activities	1,339,409

NET DECREASE IN CASH AND CASH EQUIVALENTS	(254,371)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	985,713

CASH AND CASH EQUIVALENTS, END OF YEAR	$731,342

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION:
Cash paid for interest	$6,219

NON-CASH FINANCING & INVESTING ACTIVITIES:
The Company issued 978,000 shares of Series A1 Preferred Stock in exchange for 1,400 shares of Series C Preferred Stock	$2,154,426

The Company issued 5,091,928 shares of Series A2 Preferred Stock in exchange for 129,587 of Series B Preferred Stock and $1,232,071 of principal and interest of the 8% Secured Notes	$2,647,499

The Company issued 4,519,451 shares of Series A3 Preferred Stock and 403,682 shares of Common Stock in exchange for the outstanding shares of MobileSpring, Inc.	$6,706,949

Issuance of preferred shares for interest and dividends	$22,208

The accompanying notes are an integral part of these consolidated financial statements.

ZTANGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003
1.     NATURE OF THE BUSINESS
      Nature of the Business — Ztango, Inc. (the “Company”), is a provider of wireless messaging and multimedia solutions. Wireless networks of U.S. wireless subscribers utilize Ztango’s products, including Inter-carrier short message service (“SMS”) messaging, ringtones, graphics and premium content services.
2.     GOING CONCERN
      The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As disclosed in the financial statements, during the year ended December 31, 2003, the Company incurred net losses of $2,205,342, and, for this period, the Company’s net cash used in operations was $2,092,723. These factors, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.
      The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meets its obligations on a timely basis, to obtain additional financing or refinancing as may be required, and ultimately to attain successful operations. Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations from services. The Company is in the process of finalizing the sale of the Company to Widerthan.com. Should this transaction not be completed and if the Company is unable to obtain additional financing, the Company will be required to further reduce its expenditures for operations or seek additional funding through other means that may include the sale of assets, the sale of equity securities or additional borrowings. There can be no assurance that additional capital will be available, or available on terms that are reasonable or acceptable to the Company. If the Company is unable to generate additional cash, the business and financial condition would be materially and adversely affected such that the Company may be unable to continue its operations.
3.     SIGNIFICANT ACCOUNTING POLICIES
      Accounting Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Principles of Consolidation — All significant intercompany transactions and balances have been eliminated during consolidation.
      Cash and Cash Equivalents — The Company considers all highly liquid investments with an original contractual maturity of 90 days or less to be cash equivalents.
      Accounts Receivable — Accounts receivable are stated at estimated realizable values. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to meet probable losses related to uncollectible accounts. As of December 31, 2003, the allowance for doubtful accounts was $128,035.
      Property and Equipment — Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the shorter of the estimated useful lives of the respective assets or, in the case of leasehold improvements and capital leases, the

ZTANGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 — (Continued)
shorter of the useful life or the life of the lease. Depreciation periods relating to property and equipment range from three to five years.
      Intangible Assets — In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS 141”), and SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. SFAS 142 requires goodwill and certain intangibles not to be amortized into results of operations, but instead reviewed for impairment and written down as a charge to results of operations only in the period in which the recorded value is determined to be impaired. The provisions of SFAS 142 were adopted by the Company on January 1, 2002.
      Concentration of Credit Risk — Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash deposits at financial institutions in excess of accounts receivable. At times, balances in the Company’s cash accounts may exceed the Federal Deposit Insurance Corporation limit.
      As of December 31, 2003, accounts receivable from two major customers amounted to 40% and 39%, respectively, of total accounts receivable.
      Fair Value of Financial Instruments — The carrying value of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and short-term debt approximate fair value due to their short-term maturities. The Company’s long-term debt as of December 31, 2003 approximates its fair value.
      Stock-Based Compensation — The Company accounts for stock-based compensation for employees in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock Based Compensation. Under APB Opinion No. 25, compensation expense is based on the intrinsic value on the measurement date, calculated as the difference between the fair value of the common stock and the relevant exercise price. Stock-based compensation for non-employees is accounted for at fair value using a Black-Scholes option-pricing model in accordance with the provisions of SFAS No. 123.
      Pro forma information regarding the Company’s net loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. Under the fair value method, compensation is measured at the grant date based on the fair value of the award and is recognized straight-line over the service period. The fair value is determined by using the minimum value option-pricing model with the following assumptions:

Assumptions:
Risk free interest rate	4.10%
Dividend yield	0%
Volatility	0%
Expected life of option (years)	10

ZTANGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 — (Continued)
      Had the Company recorded compensation expense in accordance with SFAS No. 123, the Company’s net loss for the period ended December 31, 2003 would have been as follows:

Net loss, as reported	$(2,205,342)
Total stock-based employee compensation expense determined under fair-value based method for all awards, net of related tax expense	(29,563)

Pro forma net loss	$(2,234,905)

      Revenue Recognition — For wireless device transactions, the Company recognizes revenue on a transaction basis upon the delivery of the ringtone, graphic or text message to a consumer’s wireless device. Fees for such transactions are fixed and determinable in the contractual arrangement with the customers. The service is deemed rendered at the time of successful delivery of the ringtone, graphic or text message, and the Company does not have any further obligation to the customer to collect revenue related to that transaction.
      Service revenues are generally recognized ratably over the period of the related contract as such services are performed. Revenue for fixed-price contracts are recorded on the basis of the estimated percentage of completion, based on costs incurred as compared to estimated costs at completion of services rendered. Losses, if any, are recognized as soon as they become known.
      Internally Developed Software Costs — In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, capitalization of software development costs begins upon the establishment of technological feasibility of a product. The establishment of technological feasibility and the ongoing assessment of the recoverability of costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. Since inception, the Company has not capitalized any costs related to internal software development.
      Income Taxes — The Company accounts for income taxes under the liability method pursuant to SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has provided a full valuation allowance against its net deferred tax asset at December 31, 2003.
      Stock Split — All common stock shares reflect a 1-for-1,000 stock split approved by the Board of Directors on March 14, 2003. The effect of the stock split has been given retroactive presentation in the accompanying consolidated financial statements for all periods presented.
      Impairment of Long-lived Assets — The Company reviews long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets (e.g. equipment). The Company reviews its recorded long-lived assets for the impairment whenever events change or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has determined that as of December 31, 2003, there has been no impairment in the carrying values of long-lived assets for impairment in accordance with SFAS No. 144.

ZTANGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 — (Continued)
      Recent Accounting Pronouncements — In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of SFAS No. 150 are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provision of this statement is consistent with the FASB’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. For mandatory redeemable financial instruments of nonpublic entities that are redeemable at fixed dates and at fixed rates, the classification, measurement and disclosure provisions of SFAS No. 150 are effective for fiscal periods beginning after December 15, 2004. The impacts of the adoption of SFAS No. 150 on the Company’s financial statements have not been determined.
      In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on our financial position, results of operations, or cash flows.
      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure an Amendment of FASB Statement No. 123, effective for fiscal years ending after December 15, 2002, for transition guidance and annual disclosure provisions. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 does not have a material effect on the financial position, results of operation or cash flows.
4.     RECAPITALIZATION AND ACQUISITION OF MOBILESPRING INC.

Recapitalization
      In March 2003, the Company established a new Series A Preferred Stock. The Series A Preferred Stock is divided into three subseries: A1, A2, and A3. The Series A subseries shares are entitled to dividends at an annual rate equal to 8% of the Series A liquidation preference. Accrued and unpaid dividends shall compound on a quarterly basis, whether or not declared and be added to the accreted value on a quarterly basis. The liquidation preference will be paid to the holders of the Series A subseries shares before any payments to holders of common stock.
      On March 14, 2003, 978,000 shares of Series A1 Preferred Stock were issued in exchange for 1,400 shares of Series C Preferred Stock. The Series A1 Preferred Stock has a liquidation preference of 2.296 times the accreted value, plus any accrued dividends. At December 31, 2003, the Series A1 Preferred Stock liquidation preference was $5,189,831.

ZTANGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 — (Continued)
      On March 14, 2003, 5,091,928 shares of Series A2 Preferred Stock were issued in exchange for 129,587 shares of Series B Preferred Stock and $1,232,071 of principal and interest of the 8% Secured Notes. The Series A2 Preferred Stock has a liquidation preference of 0.305 times the accreted value, plus any accrued dividends. At December 31, 2003, the Series A2 Preferred Stock liquidation preference was $3,592,961.
      On March 14, 2003, 4,519,451 shares of Series A3 Preferred Stock and 403,682 shares of Common Stock were issued in exchange for all the outstanding shares of Mobilespring Inc. The Series A3 Preferred Stock has a liquidation preference of 0.688 times the accreted value, plus any accrued dividends. At December 31, 2003, the Series A3 Preferred Stock liquidation preference was $7,185,920.

Acquisition of Mobilespring Inc.
      On March 14, 2003, the Company acquired Mobilespring Inc. (“Mobilespring”). Pursuant to the merger agreement, the Company purchased Mobilespring in exchange for 4,519,451 shares of Series A3 Preferred Stock and 403,682 shares of Common Stock. The purchase price, valued at $7,000,615, was the result of an arm’s-length negotiation between the Company and Mobilespring, based on the Company’s evaluation of the fair market value of Mobilespring’s business, including its revenues.
      The purchase consideration was allocated to the fair values of the assets and liabilities acquired as follows:

Current assets, including cash and cash equivalents of $1,165,713	$1,782,000
Fixed assets	105,000
Intangibles	1,359,000
Goodwill, including transaction costs	4,339,615
Current liabilities	(585,000)

Net assets acquired	$7,000,615

      Summary pro forma financial information (unaudited) for the combined company, assuming a combination occurred on January 1, 2003, is as follows for the year ended December 31, 2003:

Revenue	$5,697,872
Operating loss	$(2,498,489)
Net loss	$(2,605,165)
5.     SOFTWARE TECHNOLOGIES AND GOODWILL
      Other intangible assets at December 31, 2003 consist of the following components:

Software technologies	1,359,000
Accumulated amortization	(216,695)

$1,142,305

      The Company’s software technologies have an estimated useful life of five years. The fair value of these intangibles was determined based on the history of low attrition, the high cost of switching providers,

ZTANGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 — (Continued)
market prices, forecasted revenues, evaluation of competitors, and other factors. The estimated aggregate amortization expense to the assets for each of the next five years is as follows:

Year ending December 31:

2004	$272,000
2005	272,000
2006	272,000
2007	272,000
2008	54,305

$1,142,305

      The Company has recorded goodwill of $4,339,615, which is not subject to amortization. Instead, the Company is required to perform reviews for impairment in future periods, at least annually, that may result in future periodic write-downs. During 2003, the Company assessed the fair value of its only reporting unit by considering its projected cash flows, comparable company valuations, and recent purchase prices paid, as of the acquisition date, for entities within the industry and concluded that the fair value of the reporting unit exceeded the carrying amount of its net assets. Tests for impairment between annual tests may be required if events occur or circumstances change that would more likely than not reduce the fair value of the net carrying amount. As of December 31, 2003, the Company is not aware of such events or circumstances that could indicate potential impairment.
6.     BUSINESS DIVESTITURE
      On August 23, 2001, the Company sold 75% of the shares held by it in its subsidiary, Ztango Oy, to certain managers of Ztango Oy and purchased all of the shares of the Company’s common stock held by those certain managers. In connection with such sale and purchase, the Company (1) transferred certain of its intellectual property rights to Ztango Oy, which includes a license back to the Company of the intellectual property at no cost for a term of 10 years; (2) received a $600,000 convertible promissory note payable quarterly beginning August 2002; (3) canceled certain intercompany loans between the Company and Ztango Oy; (4) received certain liquidation preferences with respect to the shares in Ztango Oy in which it continues to hold; (5) made a $600,000 capital contribution to Ztango Oy; and (6) entered into a development services and software maintenance agreement with Ztango Oy for the purposes of establishing certain technical consulting services to be performed by Ztango Oy. As a result of the transaction, the Company wrote off $6,366,065 of intangible assets related to prior acquisitions and generation of the licenses and intellectual property. The note receivable is collateralized by the rights to the intellectual property. The remaining balance is $421,070 at December 31, 2003 (including interest due of $17,350).
7.     PROPERTY AND EQUIPMENT
      Property and equipment at December 31, 2003 consist of the following:

Computers and equipment	$764,973
Office furniture and fixtures	32,614

797,587
Accumulated depreciation	(419,266)

Total	$378,321

      Depreciation was $265,954 for the year ended December 31, 2003.

ZTANGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 — (Continued)
8.     DEBT OBLIGATIONS
      On October 31, 2001, the Company issued $1,200,070 of 8% Senior Secured Notes which, were due in full on October 31, 2006. As a result of the recapitalization discussed in Note 4, the 8% Senior Secured Notes were converted into Preferred shares — Series A2. There were no financial covenants required under the loan agreement. The Company recorded $12,500 as deferred financing fees, which were amortized over the loan period.
      The Company recorded interest expense on these notes of $19,201 in the year ended December 31, 2003.
9.     SHAREHOLDERS’ EQUITY
      Series B Convertible Preferred Stock — On October 31, 2001, the Company’s Board of Directors authorized 175,000 shares of par value $0.001 Convertible Preferred Series B Stock (Series B) and issued 119,993 shares for $1,187,430, net of issuance costs. Series B were entitled to dividends at an annual rate equal to 8% of the Series B liquidation preference and accrued and unpaid dividends had compounded on a quarterly basis, whether or not declared.
      The Series B has a liquidation preference of $30 per share plus accrued and unpaid dividends. The liquidation preference were payable to the holders of Series B before any payments to holders of common stock. Series B was convertible from time to time as determined in the agreement at the holder’s option into common stock equal to number of shares converted multiplied by the quotient of (i) the Series B liquidation preference divided by (ii) the conversion price of $0.2847 per share, subject to certain adjustments. Automatic conversion would be completed immediately prior to the earlier to occur of (i) the closing of an IPO and (ii) the written consent of the holders of a majority of the shares of Series B.
      Holders of Series B are entitled to vote on all matters entitled to be voted on by holders of shares of common stock voting together as a single class with the common stock and the Series A preferred stock holders. Each holder would be entitled to cast the number of votes as is equal to the number of votes that such holder would be entitled to cast had such holder converted its shares of Series B into shares of common stock. Additionally, Series B holders shall be entitled to elect three directors of the Corporation.
      Upon a sale of the Company, the holders of Series B shall be entitled to be paid for each share of Series B held thereby an amount equal to the sum of (a) the greater of (i) the product obtained by multiplying three times the liquidation preference of Series B or (ii) the aggregate consideration payable in such sale transaction on the closing date thereof to the holder of the number of shares of common stock into which such shares of series B is convertible into upon the closing, plus (b) all accrued and unpaid dividends.
      As disclosed further in Note 4, in March 2003, the Company issued a new series of Preferred Stock with three subseries: A1, A2, and A3. The new Preferred shares replaced all the outstanding Series B shares.
      Series C Convertible Preferred Stock — On December 16, 2002, the Company amended and restated its certificate of incorporation to include the authorization of 1,400 shares of par value $0.001 Convertible Preferred Series C Stock (Series C) and issued 978 shares for approximately $2,100,000, net of issuance costs. Series C were entitled to dividends at an annual rate equal to 8% of the Series C liquidation preference and accrued and unpaid dividends were compounded on a quarterly basis, whether or not declared.
      The Series B and C shares rank equally and are senior to the common and Preferred Series A shares. The Series C had a liquidation preference to each other of three times the issuance price or $2,202

ZTANGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 — (Continued)
(subject to appropriate adjustment for any dividends, subdivisions, combinations or reclassifications of the Series C Preferred Stock) plus accrued and unpaid dividends. Upon liquidation, if the assets of the Company were not sufficient to distribute to all Series B and Series C shareholders, distributions to the Series B and C shareholders will be ratably in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full.
      Series C was convertible from time to time as determined in the agreement at the holder’s option into common stock equal to number of shares converted multiplied by the quotient of (i) the Series C liquidation preference divided by (ii) the conversion price of $2,202 per share, subject to certain adjustments. Automatic conversion would be completed immediately prior to the earlier to occur of (i) the closing of an IPO and (ii) the written consent of the holders of a majority of the shares of Series B.
      Under the certificate of incorporation, neither shares of Series B or C were to be redeemed or subject to redemption, whether at the option of the Company or any holder.
      Holders of Series C were entitled to vote on all matters entitled to be voted on by holders of shares of common stock voting together as a single class with the common stock and the Series A and B Preferred stock holders. Each holder was entitled to cast the number of votes as is equal to the number of votes that such holder would be entitled to cast had such holder converted its shares of Series C to shares of common stock.
      Upon a sale of the Company, the holders of Series C were entitled to be paid for each share of Series C held thereby an amount equal to the sum of (a) the greater of (i) the product obtained by multiplying three times the liquidation preference of Series C or (ii) the aggregate consideration payable in such sale transaction on the closing date thereof to the holder of he number of shares of common stock into which such shares of series C is convertible into upon the closing, plus (b) all accrued and unpaid dividends.
      As disclosed further in Note 4, in March 2003, the Company issued a new series of Preferred Stock with three subseries: A1, A2, and A3. The new Preferred shares replaced all the outstanding Series C shares.
      Common Stock — The Company’s Board of Directors authorized and approved a 1 for 1,000 split of the issued and outstanding shares of common stock. The par value was maintained at the presplit amount of $0.001 per share, and all share amounts have been restated for the effects of such split.
10.     STOCK-BASED COMPENSATION
     2002 Plan
      The Company’s Stock Incentive Plan (the “2002 Plan”) was adopted by the Company’s Board of Directors and approved by the Company’s stockholders in January 2002 for the purpose of providing an incentive to the officers, employees, consultants and directors who are expected to contribute materially to the Company’s future growth and success through the grant of stock options and restricted stock. No stock options or restricted stock may be granted under the 2002 Plan after December 31, 2011.
      Options expire on the date determined by the Company, which date may not exceed ten years from the date the option is granted. Generally, options vest as follows: 8.33% each calendar quarter subsequent to the date of the grant, in each case assuming that the recipient has been continuously employed by the Company during that time. In addition, certain of the options granted to date provide for the accelerated vesting on issuance. Options granted to certain key personnel also provide for partial accelerated vesting of unvested options upon certain corporate “changes in control.”

ZTANGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 — (Continued)

	Options Available	Total Options	Weighted-average	Weighted-average
	for Future Grant	Outstanding	Exercise Price	Fair Value

Balance, December 31, 2002	68,000	351,000	$0.19
Change in authorized shares	1,598,077
Granted	(1,268,067)	1,268,067	$0.19	$0.06
Forfeited	29,000	(29,000)	$0.19

Balance, December 31, 2003	427,010	1,590,067

Vested option balance at December 31, 2003		1,096,287

      The Company uses the intrinsic value method prescribed in ABP No. 25 in accounting for the 2002 Plan. Accordingly, no compensation cost has been recognized for any of its options granted during the year ended December 31, 2003, because the exercise price of each option equaled or exceed the fair value of the underlying common stock as of the grant date. The weighted average life of the options outstanding at December 31, 2003 was 9.01 years and all options outstanding have a $0.19 exercise price.

1999 Plan
      The Company’s Stock Incentive Plan (the “1999 Plan”) was adopted by the Company’s Board of Directors and approved by the Company’s stockholders in April 1999 for the purpose of providing an incentive to the officers, employees, consultants and directors who are expected to contribute materially to the Company’s future growth and success through the grant of stock options and restricted stock. No stock options or restricted stock may be granted under the 1999 Plan after April 19, 2009.
      Options expire on the date determined by the Company, which date may not exceed ten years from the date the option is granted. Generally, options vest as follows: 25% one year after the date of grant, and thereafter at the rate of 6.25% each succeeding calendar quarter, in each case assuming that the recipient has been continuously employed by the Company during that time. In addition, certain of the options granted to date provide for the accelerated vesting of 25% of an option grant upon an IPO, and for commencement of vesting of the remaining shares from the IPO date. Options granted to certain key personnel also provide for partial accelerated vesting of unvested options upon certain corporate changes in control.
      The Company uses the intrinsic value method prescribed in APB Opinion No. 25 in accounting for the 1999 Plan. Accordingly, no compensation cost has been recognized for any of its options granted during the year ended December 31, 2003 because the exercise price of each option equaled or exceeded the fair value of the underlying common stock as of the grant date.
      On January 1, 2001, the Board of Directors granted options to employees which provided for 25% vesting on the date of grant, with equal quarterly vesting for the subsequent three years. The 1999 Plan provides that no fractional shares of common stock (or cash in lieu thereof) shall be issued upon exercise of an option. As a result of the Company’s reverse stock splits during 2001, all option holders hold options for fractional shares, which are not exercisable under the 1999 Plan.
11.     INCOME TAXES
      The Company made no provision for income taxes in 2003 due to operating losses.
      At December 31, 2003, the Company had approximately $69 million of NOL carryforwards for U.S. federal income tax purposes that expire in 2019 and 2022, respectively, which are subject to limitation

ZTANGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 — (Continued)
under IRS Section 382. An ownership change as defined in Section 382 of the Internal Revenue Code, restricts the Company’s ability to use future United States taxable income against the Company’s United States net operating loss carry-forward. Section 382 may also limit the utilization of other United States carry-over tax attributes upon the occurrence of an ownership change. Such an ownership change occurred in 2003 as a result of the purchase of Mobilespring Inc. Management believes that this limitation restricts our ability to offset any future United States taxable income against its net operating loss carry-forwards.
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
      Significant components of the Company’s net deferred tax position at December 31, 2003 are as follows:

Deferred tax assets:
Operating loss carryforwards	$26,998,689
Allowance for bad debt	49,934
Accrued compensation	107,650
Accrued liabilities	38,693

27,194,966
Valuation allowance	(27,194,966)

Net deferred tax asset	$—

      The Company has provided valuation allowances against its deferred tax assets as it has determine that it is more likely than not that such deferred tax assets will not be utilized. At December 31, 2003, the Company recorded a valuation allowance of $27,194,966 against the net deferred tax asset, an increase of $785,176 from December 31, 2002.
      The effective income tax rate for the year ended December 31, 2003 differed from the statutory federal income tax rate as follows:

Federal statutory rates	35.0%
State taxes, net of Federal benefits	4.0%
Goodwill and other intangibles	(3.4%	)
Valuation allowance and others	(35.6%	)

	—%

12.     EMPLOYEE 401(k) PLAN
      The Company sponsors a defined contribution plan (“Plan”) that qualifies for tax treatment under Section 401 (a) of the Internal Revenue Code. Participation in the Plan is available to employees who are at least twenty-one years of age. The Company has not contributed to the Plan in the year ended December 31, 2003. The Company pays for administrative expenses incurred by the Plan.

ZTANGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003 — (Continued)
13.     COMMITMENTS AND CONTINGENCIES
      Lease Commitments — The Company is obligated under noncancelable operating leases for the rental of office space. Future minimum lease payments with initial terms of one or more years as of December 31, 2003 are as follows:

Year Ending December 31,

2004	$303,669
2005	359,089
2006	13,438

Total	$676,196

      Rental expense for the year ended December 31, 2003 was $325,840.
      Litigation and Other Matters — The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. Management does not expect that the ultimate costs to resolve these matters will have a material adverse affect on the Company’s consolidated financial position, results of operations, or cash flows.
14.     OPERATING SEGMENTS
      SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. The Company’s chief decision maker, as defined under SFAS No. 131, is the Chief Executive Officer. To date, the Company has viewed its operations as principally one segment, provider of wireless messaging and multimedia solutions. As a result, the financial information disclosed herein, materially represents all of the financial information related to the Company’s principal operating segment.
15.     SUBSEQUENT EVENTS
      Financing — In March 2004, the Company secured a $1.25 million financing facility (the “Facility”) with a bank that allows the Company to draw funds against specific accounts receivable. The financing facility has a one-year term, and incurs interest on outstanding balances at 1.25% per month. The financing facility is secured by the Company’s assets. As of July 28, 2004, the Company was not in compliance with the Facility’s requirement to deliver audited consolidated financial statements within 180 days of the Company’s year end. The Company has obtained a waiver from the Bank extending the period to on or before October 15, 2004.
      Merger — On June 28, 2004, the Company entered into a definitive agreement with WiderThan.com Co., Ltd, a Korean corporation (“WiderThan”), to merge the Company as a wholly owned subsidiary of WiderThan. On October 8, 2004, the transaction was completed and Ztango became a wholly owned subsidiary of WiderThan.

WIDERTHAN CO., LTD.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
      The following tables set forth our unaudited actual and pro forma consolidated balance sheet as of September 30, 2005 and our unaudited actual and pro forma consolidated statements of operations for the twelve-month period ended December 31, 2004 and for each of the nine-month periods ended September 30, 2004 and 2005.
      We have derived the actual balance sheet as of September 30, 2005 from our unaudited consolidated financial statements included elsewhere in this registration statement.
      The accompanying consolidated balance sheet as of September 30, 2005, is presented:

•	on an actual basis;

•	on a pro forma basis, to give effect to the automatic conversion of the Series A and Series B convertible redeemable preferred stock into 3,481,049 shares of common stock as if the conversion occurred on September 30, 2005, to give effect to the conversion of 50,000 shares of Series C convertible redeemable preferred stock into 50,000 shares of common stock, as if the conversion occurred on September 30, 2005, to give effect to the conversion of 876,167 shares of our convertible redeemable Series C preferred stock, currently held by Melody Share Corporation, into 876,167 shares of our common stock and their sale in the form of ADSs at an assumed initial public offering price of US$15.00 per ADS as if the conversion and sale occurred on September 30, 2005, and to give effect to the use of these proceeds from the sale of the 876,167 ADSs to repay Melody Share Corporation’s short-term debt as if the repayment had occurred on September 30, 2005.
      We have derived the actual statement of operations data for the year ended December 31, 2004 from our audited consolidated financial statements and the actual statement of operations data for the nine months ended September 30, 2004 and 2005 from our unaudited consolidated financial statements, all included elsewhere in this registration statement.
      The accompanying consolidated statements of operations for the year ended December 31, 2004 and for each of the nine-month periods ended September 30, 2004 and 2005:

•	on an actual basis;

•	on a pro forma basis, to give effect to the automatic conversion of the Series A and Series B convertible redeemable preferred stock on January 1, 2004, to give effect to the conversion of 50,000 shares of Series C convertible redeemable preferred stock into 50,000 shares of common stock, to give effect to the cancellation of the VSOs issued by WiderThan Americas, to give effect to the issuance of 326,126 options and certain cash rights in replacement of the VSOs and issued in replacement of 116,000 stock options forfeited, to give effect to our acquisition (the “Acquisition”) of WiderThan Americas, Inc. (formerly, Ztango, Inc.), to give effect to the conversion of 876,167 shares of our convertible redeemable Series C preferred stock, currently held by Melody Share Corporation, into 876,167 shares of our common stock and their sale in the form of ADSs at an assumed initial public offering price of US$15.00 per ADS, and to give effect to the use of these proceeds from the sale of the 876,167 ADSs to repay Melody Share Corporation’s short-term debt as if such events had occurred on January 1, 2004.
      These unaudited pro forma consolidated financial statements should be read with the other information contained under the captions “Capitalization”, “Selected Consolidated Financial Information and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the audited and unaudited consolidated financial statements, all included elsewhere in this registration statement.

WIDERTHAN CO., LTD.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2005

	Actual	Adjustments		Pro forma

	(In thousands of US dollars,
	except per share data)
Assets
Current assets
Cash and cash equivalents	$18,853	3,933	(a)	$22,786
Restricted cash	8,069			8,069
Accounts receivable, net	24,797			24,797
Deferred costs	11,399			11,399
Other current assets	1,555			1,555

Total current assets	64,673	3,933		68,606
Property, plant and equipment, net	9,280			9,280
Goodwill	18,092			18,092
Other non-current assets	6,002			6,002

Total assets	$98,047	3,933		$101,980

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$15,957			$15,957
Deferred income	4,618			4,618
Accrued expenses	3,714			3,714
Taxes payable	1,814			1,814
Short-term debt	9,209	(9,209	)(a)	—
Cash rights liability	1,314			1,314
Other current liabilities	1,772			1,772

Total current liabilities	38,398	(9,209)		29,189
Other non-current liabilities	3,230			3,230

Total liabilities	$41,628	(9,209)		$32,419

Commitments and contingencies
Minority interest	$313			$313

Convertible redeemable preferred stock; W500 par value
Series A authorized 5.0 million shares, issued and outstanding 1,428,570, liquidation preference $4.39	$6,233	$(6,233	)(a)	$—
Series B authorized 5.0 million shares, issued and outstanding 2,052,479, liquidation preference $13.51	20,293	(20,293	)(a)	—
Series C authorized 2.0 million shares, issued and outstanding 50,000	493	(493	)(a)	—

Total preferred stock	$27,019	$(27,019)		$—

Stockholders’ equity
Common stock: W500 par value; authorized 30 million shares, issued and outstanding 10.5 million and 14.9 million shares actual and pro forma, respectively	$4,537	$2,114	(a)	$6,651
Additional paid-in capital	4,619	38,047	(a)	42,666
Retained earnings	15,582			15,582
Accumulated other comprehensive income	4,349			4,349

Total stockholders’ equity	29,087	40,161		69,248

Total liabilities and stockholders’ equity	$98,047	$3,933		$101,980

WIDERTHAN CO., LTD.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

	Actual	Adjustments		Pro Forma

	(amounts in thousands of US dollars,
	except share and per share data)
Revenue
Service revenues
Carrier application services	$43,540			$43,540
Content services	13,872			13,872
Professional and other services	6,415			6,415

Total service revenues	63,827			63,827
System sales	6,248			6,248

Total revenues	70,075			70,075

Costs and expenses
Cost of service revenues (exclusive of depreciation and amortization, as shown below)	23,292			23,292
Cost of system sales (exclusive of depreciation and amortization, as shown below)	4,049			4,049
Depreciation and amortization	3,104			3,104
Selling and marketing	3,538			3,538
General and administrative	16,668			16,668
Research and development	8,805			8,805
Stock compensation (Note A)	3,163	606	(j)	3,769

Total costs and expenses	62,619	606		63,225

Operating income	7,456			6,850

Other income
Interest income, net	292			292
Foreign exchange gain, net	122			122

Total other income	414			414

Income before taxes, minority interest and earnings from equity method investment	7,870			7,264
Income taxes	2,552	—	(g)	2,552

Income before minority interest and earnings from equity method investment	5,318	(606)		4,712
Minority interest	687			687
Loss from equity method investment	(134)			(134)

Net income	$5,871	$(606)		$5,265

Accretion of preferred shares	$(871)	$871	(h)	$—
Amounts allocated to participating preferred shareholders	(1,537)	1,537	(h)	—

Net income attributable to common shareholders	$3,463	$1,802		$5,265

Earnings per share — basic	$0.33		(i)	$0.35

Earnings per share — diluted	$0.28		(i)	$0.35

Weighted average number of shares — basic	10,500,000		(i)	14,907,216

Weighted average number of shares — diluted	10,580,229		(i)	14,972,742

Note A:	The following stock compensation expenses resulting from the Company’s stock options, ESOA and VSOs and the VSO Cash Rights and KSO Cancellee Cash Rights are not included in the following expense categories:

	Actual	Adjustments	Pro Forma

	(amounts in thousands of US dollars)
Cost of service revenues	$227	$43	$270
Cost of system sales	27	6	33
General and administrating	2,189	430	2,619
Research and development	720	127	847

Total	$3,163	$606	$3,769

WIDERTHAN CO., LTD.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004

	Actual	Adjustments		Pro forma

	(amounts in thousands of US dollars,
	except share and per share data)
Revenues
Service revenues
Carrier application services	$24,670	$4,384	(b)	$29,054
Content services	18,176	4,047	(b)	22,223
Professional and other services	9,423	361	(b)	9,784

Total service revenues	52,269	8,792		61,061
System sales	10,563	—		10,563

Total revenues	62,832	8,792		71,624

Costs and expenses
Cost of service revenues (exclusive of depreciation and amortization, as shown below)	22,585	1,930	(b)	24,515
Cost of system sales (exclusive of depreciation and amortization, as shown below)	7,813	—		7,813
Depreciation and amortization	2,490	513	(b)	3,264
		309	(c)
		(48	)(d)
Selling and marketing	2,601	734	(b)	3,335
General and administrative	14,355	2,257	(b)	16,186
		(426	)(e)
Research and development	3,760	3,936	(b)	7,696
Stock compensation (Note A)	3,029	576	(f)	4,531
		926	(j)

Total costs and expenses	56,633	10,707		67,340

Operating income	6,199	(1,915)		4,284

Other income (loss)
Interest income, net	367	(26	)(b)	341
Foreign exchange loss, net	(574)	—	(b)	(574)

Total other loss	(207)	(26)		(233)

Income before taxes, earnings from equity method investment	5,992	(1,941)		4,051
Income taxes	2,156	(130	)(g)	2,026

Income before earnings from equity method investment	3,836	(1,811)		2,025
Earnings from equity method investment	113	—		113

Net income	$3,949	$(1,811)		$2,138

Accretion of preferred shares	$(505)	$505	(h)	$—
Amounts allocated to participating preferred shareholders	(770)	770	(h)	—

Net income attributable to common shareholders	$2,674	$(536)		$2,138

Earnings per share — basic	$0.26		(i)	$0.15

Earnings per share — diluted	$0.26		(i)	$0.15

Weighted average number of shares — basic	10,293,151		(i)	14,698,883

Weighted average number of shares — diluted	10,326,993		(i)	14,714,346

Note A:	The following stock compensation expenses resulting from the Company’s stock options, ESOA and VSOs are not included in the following expense categories:

	Actual	Adjustments	Pro forma

	(amounts in thousands of US dollars)
Cost of services revenues	$1,024	$91	$1,115
Cost of system sales	326	30	356
General and administrative	1,041	405	1,446
Research and development	638	976	1,614

	$3,029	$1,502	$4,531

WIDERTHAN CO., LTD.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

	Actual	Adjustments		Pro Forma

	(amounts in thousands of US dollars,
	except share and per share data)
Revenue
Service revenues
Carrier application services	$15,601	$4,245	(b)	$19,846
Content services	11,446	3,905		15,351
Professional and other services	7,231	343	(b)	7,574

Total service revenues	34,278	8,493		42,771
System sales	5,907	—		5,907

Total revenues	40,185	8,493		48,678

Costs and expenses
Cost of service revenues (exclusive of depreciation and amortization, as shown below)	15,586	1,868	(b)	17,454
Cost of system sales (exclusive of depreciation and amortization, as shown below)	4,919	—		4,919
Depreciation and amortization	1,622	494	(b)	2,369
		301	(c)
		(48	)(d)
Selling and marketing	1,236	709	(b)	1,945
General and administrative	9,830	1,445	(b)	10,849
		(426	)(e)
Research and development	1,738	3,815	(b)	5,553
Stock compensation (Note A)	2,777	576	(f)	4,047
		694	(j)

Total costs and expenses	37,708	9,428		47,136

Operating loss	2,477	(935)		1,542

Other income
Interest income, net	284	(17	)(b)	267
Foreign exchange gain, net	7	—	(b)	7

Total other income	291	(17)		274

Income before taxes, earnings from equity method investment	2,768	(952)		1,816
Income taxes	939	94	(g)	1,033

Income before earnings from equity method investment	1,829	(1,047)		782
Earnings from equity method investment	33	—		33

Net income	$1,862	$(1,047)		$815

Accretion of preferred shares	$(227)	$227	(h)	$—
Amounts allocated to participating preferred shareholders	(336)	336	(h)	—

Net loss attributable to common shareholders	$1,299	$(484)		$815

Earnings per share — basic	$0.13		(i)	$0.06

Earnings per share — diluted	$0.13		(i)	$0.06

Weighted average number of shares — basic	10,221,612		(i)	14,628,828

Weighted average number of shares — diluted	10,237,719		(i)	14,640,279

Note A:	The following stock compensation expenses resulting from the Company’s stock options, ESOA and VSOs and the VSO Cash Rights and the KSO Cancellee Cash Rights are not included in the following expense categories:

	Actual	Adjustments	Pro Forma

	(amounts in thousands of US dollars)
Cost of service revenues	$994	$457	$1,451
Cost of system sales	310	140	450
General and administrating	969	445	1,414
Research and development	504	228	732

Total	$2,777	$1,270	$4,047

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
(In thousands of US dollars, except share data)
Notes:

(a)	To record the automatic conversion of the Series A and Series B convertible redeemable preferred stock into 3,481,049 of common stock on September 30, 2005. In addition to give effect to the conversion of 50,000 shares of Series C convertible preferred stock into 50,000 shares of common stock at September 30, 2005. To record the issuance and conversion of 876,167 shares of our convertible redeemable Series C preferred stock into 876,167 shares of our common stock and their sale at an assumed initial public offering price of US$15.00 per share and to record the use of these proceeds from the sale of the 876,167 shares of our common stock to repay our short-term debt of $9,156 at September 30, 2005. The common stock is issued at par value of W500, resulting in an additional $2,114 of common stock, and $38,047 of additional paid-in capital at September 30, 2005.

(b)	Adjustment to include the results of operations for WiderThan Americas prior to acquisition on October 8, 2004. WiderThan Americas’s income for the period from January 1, 2004 through October 8, 2004, and for the six-month period ended September 30, 2004:

	For the period from	For the period from
	January 1, 2004	January 1, 2004
	through	through
	October 8, 2004	September 30, 2004

Revenues
Service revenues
Carrier application services	$4,384	4,245
Content services	4,047	3,905
Professional and other services	361	343

Total service revenues	8,792	8,493
System sales	—	—

Total revenues	8,792	8,493

Costs and expenses
Cost of service revenues (exclusive of depreciation and amortization, as shown below)	1,930	1,868
Cost of system sales(exclusive of depreciation and amortization, as shown below)	—	—
Depreciation and amortization	513	494
Selling and marketing	734	709
General and administrative	2,256	1,445
Research and development	3,936	3,815
Stock compensation	—	—

Total costs and expenses	9,369	8,331

Operating income (loss)	(577)	162

Other income (loss)
Interest income (expense), net:	(26)	(17)

Total other income (loss)	(26)	(17)

Income (loss) before taxes, earnings from equity method investments	$(603)	145

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION — (Continued)
(In thousands of US dollars, except share data)

(c)	To record additional amortization of the finite-lived intangible assets recorded upon acquisition of WiderThan Americas, as follows:

		For the period
	For the period	from January 1,
	from January 1,	2004 through
	2004 through	September 30,
	October 8, 2004	2004

Technology	$66	64
Customer relationship	243	237

	$309	301

(d)	To reduce depreciation expenses of US$48 and US$48 for the period from January 1, 2004 through October 8, 2004 and for the nine-month period ended September 30, 2004, respectively, to conform the useful lives of property and equipment assigned by WiderThan after the Acquisition.

(e)	To remove costs incurred by WiderThan Americas totaling US$426 and US$426, for the period from January 1, 2004 through October 8, 2004 and for the nine-month period ended September 30, 2004, respectively, relating to the Acquisition.

(f)	To record an increase in compensation expense of US$576 and US$576 for the period from January 1, 2004 through October 8, 2004 and for the nine-month period ended September 30, 2004, respectively, due to the virtual stock options, which were issued to employees of WiderThan Americas, in connection with the Acquisition. The actual compensation expense for the year ended December 31, 2004, if the Acquisition had occurred on January 1, 2004, would represent the difference between the liability at January 1, 2004 and December 31, 2004, however, for the purposes of these pro forma financial statements, the incremental expense is calculated based upon a pro rata allocation of the actual compensation expense recorded in the period from October 8, 2004 through December 31, 2004. A similar pro rata allocation was made to calculate the pro forma expense in the nine month period ended September 30, 2004.

(g)	To record the tax effect of the pro forma adjustments of $94 additional expense, $130 benefit and $0, at prevailing statutory rates of 29.7%, 29.7% and 27.5% during the year ended December 31, 2004, and during the nine months ended September 30, 2004 and 2005, respectively. The Company’s stock compensation expenses are not deductible for tax purposes, and therefore, the stock compensation adjustments have been excluded from the computation of the pro forma tax adjustments.

(h)	To record the automatic conversion of the Series A and Series B convertible redeemable preferred stock into 3,481,049 shares of common stock on January 1, 2004, thereby eliminating accretion of preferred shares of US$505, US$227 and US$871 and amounts allocated to participating preferred shareholders of US$770, US$336 and US$1,537 for the year ended December 31, 2004 and for the nine-month periods ended September 30, 2004 and 2005, respectively.

(i)	Pro forma earnings per share calculations for the year ended December 31, 2004 and for the nine-month periods ended September 30, 2004 and 2005 are based on the assumption that shares and share equivalents outstanding as of September 30, 2005 were outstanding for the year and do not give

WIDERTHAN CO., LTD.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION — (Continued)
(In thousands of US dollars, except share data)

effect to the offering. The Pro forma weighted average shares outstanding, basic and diluted, were calculated based on:

	Year ended		Nine months ended		Nine months ended
	December 31, 2004		September 30, 2004		September 30, 2005

	Basic	Diluted	Basic	Diluted	Basic	Diluted

Common share and common share equivalents
Common shares	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Employee stock ownership association shares	291,667	291,667	221,612	221,612	500,000	500,000
Stock options	—	15,463	—	11,451	—	65,526
Series A convertible redeemable preferred stock	1,428,570	1,428,570	1,428,570	1,428,570	1,428,570	1,428,570
Series B convertible redeemable preferred stock	2,052,479	2,052,479	2,052,479	2,052,479	2,052,479	2,052,479
Series C convertible redeemable preferred stock	926,167	926,167	926,167	926,167	926,167	926,167

Weighted average shares outstanding	14,698,883	14,714,346	14,628,828	14,640,279	14,907,216	14,972,742

		Nine months	Nine months
		ended	ended
	Year ended	September 30,	September 30,
	December 31, 2004	2004	2005

Basic earnings per share
Net income (loss) available to common shareholders	$2,138	$815	$5,265
Weighted average shares outstanding	14,698,883	14,628,828	14,907,216

Basic earnings per share	$0.15	$0.06	$0.35

		Nine months	Nine months
		ended	ended
	Year ended	September 30,	September 30,
	December 31, 2004	2004	2005

Diluted earnings per share
Net income (loss)	$2,138	$815	$5,265
Weighted average shares outstanding	14,714,346	14,640,279	14,972,742

Diluted earnings per share	$0.15	$0.06	$0.35

For the nine months ended September 30, 2004, the basic and the diluted share amounts are the same as there is a loss. In a loss situation dilutive securities are not permitted as this would be anti-dilutive. As such stock options are excluded from the diluted calculation.

(j)	To record an increase in compensation expense associated with the cash rights awarded and the stock options issued in replacement of the VSOs, and for the cash rights issued to replace 116,000 stock options forfeited of US$926, US$694, US$606, for the year ended December 31, 2004, for each of the nine month periods ended September 30, 2004, and 2005, respectively, as if the VSO Cash Rights and KSO Cancellee Cash Rights were awarded and the stock options were issued on January 1, 2004. The 326,126 stock options vest after two years and the Company has estimated pro forma compensation expense using the FIN 28 model, using the fair value on the date of grant of US$1,269. Any change in the fair value of the cash rights obligation is recognized as compensation expense by the Company and as a change in the cash rights liability. As the calculation of the cash rights obligation is similar to the historical VSO liability, for the purposes of the pro forma consolidated statements of operations, the Company has used the historical VSO compensation cost to estimate the pro forma compensation expense relating to the cash rights.

Until               , 2005 (the 25th day after the commencement of this offering), all dealers that buy, sell or trade in our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
6,000,000 American Depositary Shares
Representing 6,000,000 Common Shares
WiderThan Co., Ltd.

PROSPECTUS

JPMorgan	Merrill Lynch & Co.
Lehman Brothers
              , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers
      Prior to completion of this offering, the Registrant expects to obtain policies of insurance under which, subject to the limitations of such policies, coverage will be provided to the Registrant’s directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to the Registrant with respect to payments which may be made by the Registrant to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.
      Prior to completion of this offering, the Registrant will enter into indemnification agreements with each of the Registrant’s directors under which it agrees to indemnify each of them to the fullest extent permitted by applicable Korean law and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant. In addition, prior to completion of this offering, WiderThan Americas will also enter into indemnification agreements with each of the Registrant’s directors, all of whom will be directors of WiderThan Americas prior to completion of this offering, under which it agrees to indemnify each of them to the fullest extent permitted by Delaware General Corporation Law and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant. Pursuant to the terms of these indemnification agreements, upon the written request by a director or officer, each of the Registrant and WiderThan Americas will, within 10 days after receipt of the request, advance funds for the payment of expenses, unless there has been a final determination that the director or officer is not entitled to indemnification for these expenses. At present, the Registrant is not aware of any pending litigation or proceeding involving any person who is or was a director, officer, employee or other agent of the Registrant or is or was serving at the Registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and the Registrant is not aware of any threatened litigation that may result in claims for indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
      Reference is made to the form of underwriting agreement for the ADSs included as an exhibit to this Registration Statement, which contains certain provisions for the indemnification by the underwriters of the Registrant and the Registrant’s officers, directors and controlling persons against certain civil liabilities, including liabilities that arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in this Registration Statement or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading.

Item 7.	Recent Sales of Unregistered Securities
      The following table sets forth the date of sale, title and amount of securities of the Registrant sold by the Registrant within the last three years and not registered under the Securities Act. All such securities were offered and sold (i) outside the United States in offshore transactions pursuant to Regulation S under the Securities Act, (ii) to the Registrant’s directors, officers or employees who are U.S. persons under Rule 701 of the Securities Act, or (iii) in private placement transactions to U.S. persons exempt from registration pursuant to Section 4(2) of the Securities Act, each of which is separately indicated in the table below. Accordingly, such sales were not subject to the registration requirements of the Securities Act.

							Purchase
							Discount
							and
						Principal Underwriters and	Underwriting
Date of Issuance	Securities			Exemption from registration	Consideration paid	Purchasers	Commissions

					(In thousands of $)
May 8, 2002	Series A preferred shares	142,857 (1)		Section 4(2)	$5,126	Nokia Venture Partners II, L.P.(2)	None
March 31, 2004	Stock options	80,000	(3)	Regulation S	—	Employees	None
June 2, 2004	Common shares	500,000		Regulation S	3,094	Employee Stock Ownership Association	None
October 8, 2004	Series B preferred shares	2,052,479		Section 4(2)	19,375	Ztango existing shareholders and employees	None
October 8, 2004	Virtual stock options	426,149		Rule 701	—	Ztango employees	None
December 21, 2004	Stock options	486,000	(4)	Regulation S for non-U.S. directors and employees and Rule 701 for U.S. directors and employees	—	Directors and employees	None
February 15, 2005	Stock options	115,000	(5)	Regulation S for non-U.S. employees and Rule 701 for U.S. directors and employees	—	Directors and employees	None
June 28, 2005	Stock options	692,626	(6)	Regulation S for non-U.S. employees and Rule 701 for U.S. directors and employees	—	Directors and employees	None
August 12, 2005	Series C preferred shares	926,167		Regulation S for Melody Share Corporation and Section 4(2) for Nokia Venture Partners II, L.P. and i-Hatch Ventures, L.P.	8,703	Melody Share Corporation, Nokia Venture Partners II, L.P. and i-Hatch Ventures, L.P.	None
September 2, 2005	Stock options	47,000	(7)	Regulation S for non-U.S. employees and Rule 701 for U.S. employees	—	Employees	None
October 5, 2005	Stock options	32,000	(8)	Regulation S for non-U.S. employees and Rule 701 for U.S. directors and employees	—	Directors and employees	None

(1)	On August 30, 2003, these shares underwent a 10-for-1 stock split, resulting in 1,428,570 shares.

(2)	Includes 15,750 shares of series A preferred options owned by its affiliate, NVP II Affiliates Fund, L.P.

(3)	170,000 options were granted but 90,000 options were forfeited in December 2004.

(4)	624,000 options were granted but 38,000 options were forfeited in January 2005 and 100,000 options were forfeited in August 2005.

(5)	131,000 options were granted but 16,000 options were forfeited in August 2005.

(6)	4,250 options were forfeited in November 2005.

(7)	52,000 options were granted but 5,000 options were forfeited in November 2005.

(8)	34,500 options were granted but 2,500 options were forfeited in November 2005.

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits
      Reference is made to the Exhibit Index included herewith which is incorporated herein by reference.

(b)	Financial Statement Schedules
      None

Item 9.	Undertakings
      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the

Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.
      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES OF WIDERTHAN CO., LTD.
      Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seoul, Republic of Korea, on December 2, 2005.

WIDERTHAN CO., LTD.

By:	/s/ Sang Jun Park

Name: Sang Jun Park
Title: Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities indicated on December 2, 2005.

Name	Title	Signature

Sang Jun Park	Representative Director and Chief Executive Officer (Principal Executive Officer)	/s/ Sang Jun Park*

Hoseok Kim	Chief Financial Officer (Principal Financial and Accounting Officer)	/s/ Sang Jun Park*

Jin Woo So	Director	/s/ Sang Jun Park*

Dong Hyun Jang	Director	/s/ Sang Jun Park*

Randolph Lee Austin, Jr.	Director	/s/ Sang Jun Park*

Antti Kokkinen	Director	/s/ Sang Jun Park*

Jung Woo Sung	Director	/s/ Sang Jun Park*

Neeraj Bharadwaj	Director	/s/ Sang Jun Park*

Lori Holland	Director	/s/ Sang Jun Park*

Dongjin Lee	Director	/s/ Sang Jun Park*

*	See Power of Attorney executed by each such officer and director on the Registration Statement on Form F-1 previously filed with the Securities and Exchange Commission on November 18, 2005, appointing Sang Jun Park, as such person’s true and lawful attorney-in-fact with full power to sign this and any and all amendments, including post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act.

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF
WIDERTHAN CO., LTD. IN THE UNITED STATES
      Pursuant to the Securities Act of 1933, as amended, this registration statement or amendment thereto has been signed by the undersigned in his capacity as the duly authorized representative of the registrant in the United States, on December 2, 2005.

WiderThan Americas Inc.

By:	/s/ Vernon C. Poyner

Name: Vernon C. Poyner
Title: Chief Executive Officer

EXHIBIT INDEX

Number		Description

1	.1*	Form of Underwriting Agreement among Registrant, the selling shareholders and the underwriters
3	.1*	Articles of Incorporation of Registrant (translation in English)
4	.1*	Form of Stock Certificate of Registrant’s common stock, par value W500 per share (translation in English)
4	.2*	Form of Deposit Agreement among Registrant, JPMorgan Chase Bank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt (incorporated by reference to the Registrant’s Registration Statement on Form F-6 (file number 333-129817)
5	.1*	Opinion of Shin & Kim regarding the legality of common stock being registered
8	.1*	Opinion of Shin & Kim as to matters of Korean tax law (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference)
8	.2*	Opinion of Simpson Thacher & Bartlett LLP as to U.S. tax matters
10	.1*	First Amended and Restated Investor Rights Agreement, dated December 28, 2004, by and among certain investors named therein, as further amended as of August 10, 2005
10	.2*	Second Amendment and Restatement of Divestiture Agreement, dated as of August 24, 2005, by and among Tae Won Chey and certain investors named therein
10	.3*†	Agreement on COLORing ASP and Business Cooperation, dated May 31, 2002, between SK Telecom Co., Ltd. and Registrant (English translation)
10	.4*	Agreement, dated as of June 28, 2004, by and among Registrant, WiderThan.com USA Inc., Ztango, Inc., Sang Jun Park, as agent, and the participating Ztango stockholders
10	.5*	Lease Agreement, dated October 2005, between K1 Corporate Restructuring Real Estate Investment Co., Ltd. and Registrant
10	.6*	Amendment to Lease Agreement, dated April 21, 2004, between K1 Corporate Restructuring Real Estate Investment Co., Ltd. and Registrant
10	.7*	Form of Share Purchase Agreement
10	.8*	Form of Agreement on Share Transfer Restrictions
10	.9*	Form of Agreement of the Right of First Refusal
10	.10*	Form of VSO Cash Right Agreement, dated August 11, 2005, by and among Registrant, Melody Share Corporation and the VSO Holder
10	.11*	Form of Korean Stock Option Agreement, dated June 28, 2005, by and between Registrant and the Grantee
10	.12*	Form of KSO Cash Right Agreement, dated August 11, 2005, by and among Registrant, Melody Share Corporation and KSO cancellees
21	.1*	List of subsidiaries of Registrant
23	.1*	Consent of Shin & Kim (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference)
23	.2*	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference)
23.3		Consent of Samil PricewaterhouseCoopers
23.4		Consent of PricewaterhouseCoopers LLP
23.5		Consent of Deloitte & Touche LLP
24	.1*	Power of Attorney (reference is made to the signature page on page II-4 of this registration statement)
99	.1*	Consent of Juniper Research
99	.2*	Consent of Thomas E. Wheeler

*  Previously filed.
†   Confidential treatment has been requested for certain portions of this agreement.